Form 10-K, Exhibit 13
period 1993-12-31
NALCO CHEMICAL CO
filed 1994-03-28
CIK 69598

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Nalco Chemical Company

In our opinion, the accompanying statement of consolidated financial condition and the related consolidated statements of earnings, of cash flows and of common shareholders' equity present fairly, in all material respects, the financial position of Nalco Chemical Company and its subsidiaries at December 31, 1993, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Nalco Chemical Company for the years ended December 31, 1992 and 1991 were audited by other independent accountants whose report dated January 26, 1993 expressed an unqualified opinion on those statements.

As discussed in the notes to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.


PRICE WATERHOUSE
Chicago, Illinois
January 25, 1994, except as to Note 17,
which is as of February 3, 1994

R. R. Ross
Engagement Partner

MANAGEMENT'S DISCUSSION AND ANALYSIS--RESULTS OF OPERATIONS

Sales from continuing operations reached record levels for the seventh consecutive year in 1993, totaling $1,389 million, a 1 percent gain over last year. 1992 sales rose 11 percent over the 1991 total of $1,237 million; however, the sales increase would have been 8 percent excluding sales of the five former affiliated companies which were acquired late in the first quarter 1991. Sales for the last three years by major operating unit were as follows:

                                                            1993 vs 1992  1992 vs 1991
                                                              Increase
(in millions)                   1993      1992      1991     (Decrease)     Increase
- ------------                  --------  --------  --------  ------------  ------------
Water and Waste Treatment     $  333.6  $  320.0  $  303.1         4%            6%
Process Chemicals                347.1     324.7     285.9         7            14
Petroleum Chemicals              136.1     141.9     138.6        (4)            2
International*                   572.6     587.9     509.7        (3)           15
                              --------  --------  --------
Total                         $1,389.4  $1,374.5  $1,237.3         1            11
 *Includes export sales of        32.2      28.0      31.6

Sales by the three units comprising U.S. Operations were up 4 percent in 1993, as six of the twelve marketing groups reported improved results. The Water and Waste Treatment Division posted a 4 percent increase, with four of the five marketing groups recording solid advances, including a double-digit gain by UNISOLV. Strong double-digit gains by Absorbent Chemicals and the Pulp and Paper Chemicals Group paced the Process Chemicals Division to a 7 percent increase over 1992. Petroleum Chemicals Division sales were down 4 percent from a year ago, because of lower oil field production sales. International Operations reported a 3 percent sales decline. Sales by European subsidiaries were down 9 percent, primarily as a result of the stronger U.S. dollar in relation to European currencies. Sales in Europe would have increased 6 percent had 1993 exchange rates remained the same as 1992. Sales by Latin American subsidiaries were 9 percent higher than a year ago as our companies in Venezuela, Chile, and Argentina reported double-digit advances. In the Pacific Rim, double-digit sales gains by subsidiaries in Indonesia, Japan, and South East Asia resulted in an 8 percent increase over 1992. Had translation rates remained unchanged from 1992, revenues of our Pacific Rim companies would have risen 13 percent.

U.S. Operations posted an 8 percent sales advance in 1992 compared with 1991, as most marketing groups reported improved results. International Operations revenues were up 15 percent. The 1991 acquisition of former affiliated companies contributed about half of the increase because these operations reported 9 months sales in 1991 compared to the full year in 1992. Sales by European subsidiaries rose 12 percent, primarily as a result of the aforementioned acquisition and the weaker U.S. dollar in relation to European currencies. Sales by Latin American subsidiaries increased 13 percent principally because of double-digit gains by our companies in Brazil, Colombia, and Argentina. In the Pacific Rim, results of the acquired companies and double-digit sales gains by most of the other subsidiaries in the region resulted in a 39 percent increase over 1991.

Cost of products sold was 43.8 percent of sales for 1993, compared with percentages of 44.5 for 1992 and 45.0 for 1991. U.S. Operations reported slightly higher selling prices and declining raw material costs which more than offset increased manufacturing expenses. Gross margins of our foreign subsidiaries were also slightly higher than a year ago.

Stable selling prices and declining raw material costs, partly offset by higher manufacturing expenses, accounted for higher gross margins reported by U.S. Operations in 1992 over 1991. Gross margins of our foreign subsidiaries also increased from 1991 with our subsidiaries in Australia, Brazil, and Colombia reporting the most significant improvements.

Operating expenses increased $15 million, or 3 percent in 1993. Selling and service expenses were up $13 million, or 3 percent over last year. Salaries, benefits, and commissions rose $10 million, or 4 percent, reflecting growth in the sales force and the adoption of new accounting rules for retiree benefits other than pensions.

Worldwide, research expenses rose $2 million, or 5 percent over 1992, mainly due to higher salaries and benefits. As a percent to sales, research expenses were 3.6 percent in 1993 compared to 3.5 percent in 1992 and 3.7 percent in 1991.

Administrative expenses for 1993 declined slightly from last year. Lower provisions for incentive plans were partly offset by increased salaries and benefits.

Total operating expenses for 1992 were up $49 million, or 11 percent over 1991 in part because 1992 included a full year of expenses for the acquired companies compared to nine months in 1991. Higher salaries, benefits, and commissions, associated with the growth of the sales force, also contributed to this increase.

Interest and other income for 1993 was $14 million, a $4 million decline from a year ago. This decrease was primarily the result of lower interest income which resulted from reduced levels of invested cash balances and lower interest rates. A $2 million gain on the sale of an investment in a mutual insurance company and a $1 million improvement in equity in earnings of affiliated companies partially offset the reduction in interest income. Interest and other income for 1991 included $3 million of equity earnings of the five affiliated companies that were purchased that year.

Interest expense totaled $28 million in 1993, a decrease of $12 million from a year ago, which reflects the early repayment of debt discussed below. 1992 interest expense of $40 million was up $13 million over 1991 due to larger outstanding debt to support the affiliate acquisitions made in 1991.

Earnings from continuing operations before extraordinary loss and effect of accounting change as a percent to sales were 11.0 percent, 10.5 percent, and
10.9 percent in 1993, 1992, and 1991, respectively.

During the first quarter 1993, the Company recorded an extraordinary loss of $11 million as a result of the early repayment of long-term debt. (See Note 13).

Effective January 1, 1993, the Company implemented, on the immediate recognition basis, Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than

Pensions." The adoption of SFAS 106 resulted in a non-recurring charge to 1993 earnings of $57 million, net of $33 million of income tax benefits. (See Note
4). In addition, operating earnings for 1993 were reduced $8 million due to the recurring additional costs related to SFAS 106.

Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", and Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits." Adoption of these pronouncements did not have a material effect on the Company's earnings or financial position.

On August 10, 1993, the Revenue Reconciliation Act of 1993 was signed into law, which increased the U.S. corporate income tax rate from 34 percent to 35 percent, retroactive to January 1, 1993. Without this tax rate change, the 1993 effective tax rate would have been 38.1 percent, compared with the actual effective tax rate of 38.9 percent.

The Company is involved in environmental clean-up activities or litigation in connection with former waste disposal sites and plant locations. (See Note 15). This involvement has not had, nor is it expected to have, a material effect on the Company's earnings or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS--FINANCIAL CONDITION

Total assets decreased $138 million or 10 percent during 1993. A $143 million decline in cash, cash equivalents, and short-term marketable securities reflects repayment of commercial paper borrowings.

Inventories were $6 million or 8 percent lower than at the end of 1992, and $18 million lower than the December 31, 1991 level. The Company is committed to a program of improved inventory management which complements high levels of customer service.

The $25 million increase in net property, plant, and equipment reflects capital spending of $118 million and depreciation expense of $83 million. The translation impact of a stronger U.S. dollar reduced the carrying value of the fixed assets of foreign subsidiaries.

Liabilities dropped $113 million or 15 percent, primarily because of the repayment of debt. Short-term debt and long-term debt were down $26 million and $162 million, respectively, from last year. The cumulative effect of adopting SFAS No. 106, net of tax benefits, however, added about $60 million in liabilities.

Current income taxes payable totaled $17 million at the end of 1993, an increase of $11 million from a year ago, which was mainly the result of higher taxes currently payable on United States earnings.

Deferred income taxes declined $49 million, primarily because of a $33 million deferred tax asset associated with the provision for the cumulative effect of adopting SFAS 106, and a $6 million deferred tax asset recorded as a result of the extraordinary loss from the early retirement of debt.

Shareholders' equity declined $25 million or 4 percent during 1993 primarily because dividends totaling $72 million and common stock repurchases of 1.7 million shares for $59 million were greater than net earnings of $86 million. Treasury stock transactions for stock option, benefit, and other plans totaled $15 million.

Based on earnings before the extraordinary loss and the effect of the change in accounting principle, Nalco's return on average shareholders' equity was 28.6 percent in 1993, up from 25.7 percent in 1992.

On February 3, 1994, Nalco and Exxon Chemical Company, a division of Exxon Corporation, announced that they had signed a memorandum of understanding to form a worldwide energy chemicals joint venture. The joint venture will include Nalco's U.S. Petroleum Chemicals Division business units, certain petroleum chemical product lines of its international operations, and Exxon Chemical Company's Energy Chemicals worldwide business. (See Note 17).

On the same date, the Company announced that it had entered into a letter of intent to sell its Freeport, Texas plant and its automotive paint spray booth business to PPG Industries, Inc. (See Note 17).

MANAGEMENT'S DISCUSSION AND ANALYSIS--CASH FLOWS

One of Nalco's most significant financial strengths is its ability to consistently generate strong cash flow from operations. Net cash provided by operating activities continued to grow in 1993, primarily from growth in net earnings before noncash charges for the extraordinary loss from retirement of debt, the effect of the change in accounting principle, depreciation, and amortization.

Cash flow activity in 1993 reflected strong cash flows from operating activities of $256 million and net proceeds of $104 million from the liquidation of marketable securities. Major funding needs included capital spending of $118 million, payments of long-term debt of $169 million, dividends of $72 million, and $59 million for the reacquisition of common stock.

In 1992, cash from operations rose $9 million or 5 percent over the 1991 total of $199 million, which was mainly attributable to higher net earnings.

Net cash provided by investing activities during 1993 was negligible. Investments in property, plant, and equipment of $118 million were offset by the cash proceeds received from the liquidation of marketable securities and the sale of Adco Products, Inc. Domestic investments accounted for about two-thirds of the capital spending for 1993, including $18 million for PORTA-FEED units, $17 million for field equipment, and $18 million for transportation equipment. The largest foreign expenditure for 1993 was $11 million for the construction of the Nalco Europe Business and Technical Center near Leiden, The Netherlands, which is scheduled for completion in mid-1994. In 1994 we plan to invest in internal growth and expect capital investment to remain near the 1993 level.

In 1992, net cash required for investing activities was $124 million, with capital spending representing the most significant activity. Domestic investments represented 70 percent of the total capital investment of $131 million. The most significant investments included $26 million for PORTA-FEED units, $17 million for field equipment, $26 million for transportation equipment, and $6 million for the initial costs of constructing the Nalco Europe Business and Technical Center.

Investing activities required the use of $238 million in 1991, and the three most significant business investment activities were for acquisitions, capital investment, and the sale of a discontinued operation. The remaining 51 percent of the common shares of five affiliated companies was acquired for $171 million; investments in property, plant, and equipment of $137 million accounted for the next largest investing activity; and the Company sold Day-Glo Color Corp. in a transaction which provided $72 million.

The most significant financing activity in 1993 was the repayment of commercial paper borrowings as previously discussed. Dividends on common stock paid by Nalco during 1993 amounted to $61 million or $.885 per share. Since the Company's founding in 1928, it has paid 262 consecutive quarterly dividends, and expects to continue its policy of paying regular cash dividends. During the year, 1.7 million shares of common stock were repurchased at a cost of $59 million. Management believes that the stock repurchase program represents a sound economic investment for Nalco's shareholders.

Cash dividends represented the most significant financing cash outflows in 1992 and 1991. In 1991, proceeds from debt were principally used to finance the acquisition of the five affiliated companies.

Management expects that growth in existing businesses will be financed principally from internally generated funds. For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco also has a $340 million Revolving Credit Agreement with twelve banks. The credit arrangements were unused at December 31, 1993. (See Note 13). In addition, most foreign subsidiaries have established short-term borrowing facilities in local currency and use them as the need arises. Net debt (short-term and long-term borrowings less cash and short-term marketable securities) totaled $189 million, $234 million, and $255 million at December 31, 1993, 1992, and 1991, respectively.

- --------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED EARNINGS

                                                     December 31
- --------------------------------------------------------------------------
(in millions except per share figures)        1993       1992       1991
- --------------------------------------------------------------------------

NET SALES                                   $1,389.4   $1,374.5   $1,237.3
Operating costs and expenses
 Cost of products sold                         608.9      611.5      557.0
 Selling and service                           414.3      401.4      360.4
 Research and development                       50.4       48.0       45.9
 Administrative and general                     52.9       53.3       47.0
                                            --------   --------   --------
                                             1,126.5    1,114.2    1,010.3
                                            --------   --------   --------
OPERATING EARNINGS                             262.9      260.3      227.0
Interest and other income                       14.4       18.3       18.9
Interest expense                               (27.5)     (40.3)     (27.1)
                                            --------   --------   --------
EARNINGS FROM CONTINUING
 OPERATIONS BEFORE INCOME TAXES                249.8      238.3      218.8
Income taxes                                    97.1       93.3       84.2
                                            --------   --------   --------
EARNINGS FROM CONTINUING OPERATIONS
 BEFORE EXTRAORDINARY LOSS AND
 EFFECT OF ACCOUNTING CHANGE                   152.7      145.0      134.6
Discontinued operations, net of taxes              -          -        3.2
                                            --------   --------   --------
EARNINGS BEFORE EXTRAORDINARY LOSS
 AND EFFECT OF ACCOUNTING CHANGE               152.7      145.0      137.8
Extraordinary loss from retirement
 of debt, net of taxes                         (10.6)         -          -
Cumulative effect of change in
 accounting for postretirement
 benefits other than pensions,
 net of taxes                                  (56.5)         -          -
                                            --------   --------   --------
Net Earnings                                $   85.6   $  145.0   $  137.8
                                            ========   ========   ========

EARNINGS PER COMMON SHARE--PRIMARY
 Continuing operations                      $   2.03   $   1.90   $   1.78
 Discontinued operations                           -          -        .04
 Extraordinary loss from retirement
  of debt, net of taxes                         (.15)         -          -
 Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions,
  net of taxes                                  (.81)         -          -
                                            --------   --------   --------
 Net earnings                               $   1.07   $   1.90   $   1.82
                                            ========   ========   ========
EARNINGS PER COMMON SHARE--FULLY DILUTED
 Continuing operations                      $   1.88   $   1.79   $   1.67
 Discontinued operations                           -          -        .04
 Extraordinary loss from retirement
  of debt, net of taxes                         (.14)         -          -
 Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions,
  net of taxes                                  (.72)         -          -
                                            --------   --------   --------
 Net earnings                               $   1.02   $   1.79   $   1.71
                                            ========   ========   ========

The notes to consolidated financial statements are an integral part of these statements.

- --------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION
                                                            December 31
                                                  ------------------------------
(in millions)                                         1993       1992       1991
- --------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                        $   78.1   $  117.5   $  120.1
Short-term marketable securities--
 at cost which approximates market                      -      104.0       92.2
Receivables, less allowances of $4.5 in 1993,
 $5.9 in 1992, and $4.8 in 1991                     215.2      213.3      208.3
Inventories
 Finished products                                   43.5       44.7       52.9
 Materials and work in process                       25.4       30.0       34.4
                                                 --------   --------   --------
                                                     68.9       74.7       87.3
Prepaid expenses                                     12.8       12.4       10.0
                                                 --------   --------   --------
TOTAL CURRENT ASSETS                                375.0      521.9      517.9
Other Assets
Net assets of discontinued operations                   -       14.1       26.4
Goodwill, less accumulated amortization
 of $10.1 in 1993, $6.7 in 1992,
 and $3.6 in 1991                                   112.9      118.2      138.3
Miscellaneous                                       166.0      163.1      148.2
                                                 --------   --------   --------
TOTAL OTHER ASSETS                                  278.9      295.4      312.9
NET PROPERTY, PLANT, AND EQUIPMENT                  558.5      533.3      493.6
                                                 --------   --------   --------
TOTAL ASSETS                                     $1,212.4   $1,350.6   $1,324.4
                                                 ========   ========   ========



LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt                                  $   15.2   $   41.5   $   84.9
Accounts payable                                     84.5       89.4       98.0
Accrued compensation                                 26.3       28.4       28.5
Other accrued expenses                               46.2       41.8       43.5
Income taxes                                         17.4        6.5        6.7
                                                 --------   --------   --------
TOTAL CURRENT LIABILITIES                           189.6      207.6      261.6
LONG-TERM DEBT                                      252.1      413.8      394.1
DEFERRED INCOME TAXES                                58.1      107.3       90.8
ACCRUED POSTRETIREMENT BENEFITS                      94.2          -          -
OTHER LIABILITIES                                    67.8       45.6       49.2
COMMITMENTS AND CONTINGENT LIABILITIES                  -          -          -

SHAREHOLDERS' EQUITY
Preferred stock--par value $1.00 per share            0.4        0.4        0.4
 Capital in excess of par value of shares           195.7      197.3      198.7
 Unearned ESOP compensation                        (174.4)    (188.7)    (189.6)
                                                 --------   --------   --------
                                                     21.7        9.0        9.5
Common stock--par value $.1875 per share;
 80,287,568 shares issued                            15.1       15.1       15.1
 Capital in excess of par value of shares            10.6        9.6        8.7
Retained earnings                                   819.2      807.6      731.4
Minimum pension liability adjustment                 (7.1)         -          -
Foreign currency translation adjustments            (49.3)     (50.4)     (23.9)
Common stock reacquired--at cost                   (259.6)    (214.6)    (212.1)
                                                 --------   --------   --------
TOTAL SHAREHOLDERS' EQUITY                          550.6      576.3      528.7
                                                 --------   --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $1,212.4   $1,350.6   $1,324.4
                                                 ========   ========   ========

The notes to consolidated financial statements are an integral part of these statements .


STATEMENTS OF CONSOLIDATED CASH FLOWS
                                                          December 31
                                                   -------------------------
(in millions)                                         1993     1992     1991
- -------------------------------------------------- -------  -------  -------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net earnings                                       $  85.6  $ 145.0  $ 137.8
Adjustments to reconcile net earnings to
 cash provided by operating activities
 Extraordinary loss from retirement
  of debt                                             10.6        -        -
 Cumulative effect of change in accounting for
  postretirement benefits other than pensions         56.5        -        -
 Depreciation and amortization                        86.5     80.6     69.1
 Noncurrent deferred income taxes                     (2.8)    17.2     13.4
 Other--net                                           10.4    (15.7)     1.4
 Changes in current assets and liabilities
  Receivables                                        (31.6)   (24.2)   (16.7)
  Inventories                                         (4.4)     3.4     (9.5)
  Accounts payable                                    15.4      2.0      1.7
  Other                                               29.7        -      1.9
                                                   -------  -------  -------
NET CASH PROVIDED BY OPERATING ACTIVITIES            255.9    208.3    199.1
                                                   -------  -------  -------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Additions to property, plant, and equipment         (117.8)  (131.0)  (136.8)
Business purchase                                        -        -   (170.9)
Purchases of marketable securities and
 restricted investments                             (210.2)  (228.9)  (222.6)
Sales of marketable securities and
 restricted investments                              314.2    228.9    222.3
Proceeds from sale of business                        15.7      7.5     71.9
Other investing activities                            (1.4)    (0.4)    (1.6)
                                                   -------  -------  -------
NET CASH PROVIDED BY (USED FOR)
 INVESTING ACTIVITIES                                  0.5   (123.9)  (237.7)
                                                   -------  -------  -------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Cash dividends, net of taxes                         (71.9)   (68.8)   (67.8)
Proceeds from long-term debt                           1.3     32.9    179.0
Payments of long-term debt                          (168.7)   (46.3)    (6.1)
Common stock reacquired                              (58.5)   (14.3)       -
Other financing transactions                           2.2      9.7     21.2
                                                   -------  -------  -------
NET CASH PROVIDED BY (USED FOR)
 FINANCING ACTIVITIES                               (295.6)   (86.8)   126.3
Effect of foreign exchange rate changes
 on cash and cash equivalents                         (0.2)    (0.2)    (2.8)
                                                   -------  -------  -------
Increase (decrease) in cash
 and cash equivalents                                (39.4)    (2.6)    84.9
Cash and cash equivalents at the
 beginning of the year                               117.5    120.1     35.2
                                                   -------  -------  -------
CASH AND CASH EQUIVALENTS
 AT THE END OF THE YEAR                            $  78.1  $ 117.5  $ 120.1
                                                   =======  =======  =======

The notes to consolidated financial statements are an integral part of these statements.

- ----------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED COMMON SHAREHOLDERS' EQUITY

(in millions)
- ----------------------------------------------------------------------------------------------------------------------
                                                Capital in              Minimum      Foreign         Common Stock
                                        Common  Excess of               Pension      Currency         Reacquired
                                        Stock   Par Value   Retained   Liability    Translation      Number
                                        Issued  of Shares   Earnings   Adjustment   Adjustments    of Shares    Cost
- ----------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1991               $15.1    $ 7.9      $660.2        $   -       $(13.0)        11.0     $(222.3)

Net earnings                                                  137.8
Earnings of acquired companies                                  1.2
Dividends on preferred stock
 --net of tax                                                 (10.0)
Dividends on common stock
 ($0.83 per share)                                            (57.8)
Stock issued under option,
 benefit, and other plans                           0.8                                               (0.5)      10.2
Currency translation adjustments                                                        (10.9)
                                         -----    -----      ------        -----       ------          ----   -------
BALANCE AT DECEMBER 31,1991               15.1      8.7       731.4            -        (23.9)        10.5     (212.1)

Net earnings                                                  145.0
Dividends on preferred stock
 --net of tax                                                 (10.0)
Dividends on common stock
 ($0.84 per share)                                            (58.8)
Reacquired common stock                                                                                 0.4     (14.3)
Stock issued under option,
 benefit, and other plans                           0.9                                                (0.6)     11.8
Currency translation adjustments                                                        (26.5)
                                         -----    -----      ------        -----       ------          ----   -------
BALANCE AT DECEMBER 31, 1992              15.1      9.6       807.6            -        (50.4)         10.3    (214.6)

Net earnings                                                   85.6
Net loss by foreign
 subsidiaries in December 1992                                 (2.1)
Dividends on preferred stock
 --net of tax                                                 (10.8)
Dividends on common stock
 ($0.885 per share)                                           (61.1)
Reacquired common stock                                                                                 1.7     (58.5)
Stock issued under option,
 benefit, and other plans                           1.0                                                (0.6)     13.5
Minimum pension liability adjustment                                        (7.1)
Currency translation adjustments                                                          1.1
                                         -----    -----      ------        -----       ------          ----   -------
BALANCE AT DECEMBER 31, 1993             $15.1    $10.6      $819.2        $(7.1)      $(49.3)         11.4   $(259.6)
                                         =====    =====      ======        =====       ======          ====   =======

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICY--Nalco's consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. In 1993, the fiscal year end of the consolidated foreign subsidiaries was changed from November 30 to December 31. As a result of the change, the Company recorded the results of its foreign operations for the month of December 1992 directly to retained earnings. Investments in affiliated companies are reported on the equity method.

CONCENTRATION OF CREDIT RISK--Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term marketable securities, and receivables.

Nalco has a formal policy to place cash and cash equivalents with high credit quality financial institutions and limit the amount of credit exposure to any one financial institution. Cash and cash equivalents include demand deposits and short-term highly liquid debt instruments purchased with maturities of three months or less. Management believes the likelihood of incurring losses related to credit risk is remote.

Concentration of credit risk relating to receivables is limited due to a large number of customers from many different industries and locations. Management believes the recorded allowances for doubtful accounts are adequate to cover potential credit risk losses.

FOREIGN CURRENCY TRANSLATION--The local currency has been designated as the functional currency in financial statements of companies which account for approximately 86 percent of total foreign subsidiary net assets at the end of 1993. These financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the cumulative translation adjustment account in shareholders' equity. The remaining subsidiaries operate in countries with hyperinflationary environments and their statements are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations. The impact of foreign currency exchange transactions, included in interest and other income in 1993, 1992, and 1991, was not significant.

FOREIGN CURRENCY EXCHANGE CONTRACTS--Nalco, in the management of its exposure to fluctuations in foreign currency rates, enters into forward exchange contracts and currency swaps. The forward contracts hedge foreign currency transactions and have maturities which generally do not exceed six months. The Company's swap agreements have maturities up to 7 years, and hedge foreign currency intercompany loans related to the 1991 affiliate acquisitions. Counterparties are major financial institutions. Nalco is exposed to credit loss in the event of non-performance by the counterparties to the contracts. However, management evaluates the creditworthiness of the counterparties' financial condition and believes the likelihood of such default is remote and any losses therefrom would not be material. At December 31, 1993, the Company had approximately $27 million in foreign forward exchange contracts and $130 million in foreign currency swaps.

INVENTORY VALUATION--Inventories are valued at the lower of cost or market. Approximately 59 percent of the inventories at the end of 1993 are valued using the last-in, first-out (LIFO) method. The remaining inventories are valued using the average cost or first-in, first-out (FIFO) method. If the FIFO method of accounting had been used for all inventories, reported inventory amounts would have been higher at December 31, 1993, 1992, and 1991 by $35 million, $41 million, and $44 million, respectively.

During 1993 and 1992, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of these liquidations was not material.

GOODWILL--Goodwill consists of costs in excess of the fair value of tangible net assets of acquired companies and is generally amortized over 40 years using the straight-line method. The Company periodically makes judgmental determinations of the value of the recorded goodwill to determine if an impairment has occurred. Management is currently of the opinion that no such impairment exists.

INCOME TAXES--In 1992 and 1991, the provision for deferred income taxes represents the tax effect of differences in the timing of income and expense recognition for tax and financial reporting purposes. The provision for deferred income taxes in 1993 was determined pursuant to the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". Under this statement, the provision for deferred income taxes represents the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases.

Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries and affiliated companies except to the extent such earnings are considered to be permanently reinvested in the subsidiary or affiliate. Where it is contemplated that earnings will be remitted, credit for foreign taxes already paid generally will offset applicable U.S. income taxes. In cases where foreign tax credits will not offset U.S. income taxes, appropriate provisions are included in the Consolidated Statements of Earnings. Repatriation of permanently reinvested earnings would not materially increase the Company's tax liabilities.

RETIREMENT PLANS--The cost of retirement plans is computed on the basis of accepted actuarial methods (using the projected unit credit method for the principal plan) and includes current service costs, amortization of increases in prior service costs over the expected future service of active participants as of the date such costs are first recognized, and amortization of the initial unrecognized net pension asset or liability on a straight-line basis over 18 years.

The costs of health and life insurance postretirement benefits were charged against earnings as paid in years prior to 1993. Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and the costs of providing such benefits are accrued as earned. Annual expense represents a combination of interest and service cost provisions. Most postretirement benefits are not funded.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)--ESOP contribution expense is based upon non-level debt payments made by the ESOP to meet the plan funding requirements. An adjustment to expense is made when the computed amount is less than 80 percent of the cumulative expense that would be recognized under the "shares allocated" method.

EARNINGS PER SHARE--Primary earnings per common share is computed by dividing net earnings (after deducting preferred stock dividends, net of income taxes) by the weighted average number of shares and share equivalents outstanding during the year. Fully diluted earnings per share is based upon the weighted average number of common shares and share equivalents, plus the weighted average number of common shares resulting from the assumed conversion of the Series B ESOP Convertible Preferred Stock (preferred stock). Earnings for purposes of computing fully diluted earnings per share are reduced for additional ESOP debt service expense resulting from the assumed replacement of preferred stock dividends with common stock dividends, net of related tax benefits.

NOTE 2--BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

Nalco is engaged in the worldwide manufacture and sale of highly specialized Service Chemical programs. This includes production and service related to the sale and application of chemicals and technology used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining, and other industrial processes as well as a superabsorbent product for the disposable diaper market.

Within Nalco, sales between geographic areas are made at prevailing market prices to customers minus an amount intended to compensate the sister Nalco company for providing quality customer service.

Operating earnings represent sales less cost of products sold and operating expenses. In computing operating earnings, none of the following items is considered: general corporate expenses, interest income or expense, equity in earnings of affiliated companies, or income taxes.

Identifiable assets are those directly associated with operations of the geographic area. Corporate assets consist mainly of cash and cash equivalents, marketable securities, investments in unconsolidated affiliates and leveraged leases, and capital assets used for corporate purposes. Corporate assets for the years 1992 and 1991 also include the net assets of discontinued operations.

GEOGRAPHIC AREA DATA


(in millions)                        1993        1992        1991
- -----------------------------------------------------------------
SALES
North America                      $  915.1   $  883.7   $  815.8
Europe                                315.6      346.5      310.6
Latin America                          66.4       60.7       53.9
Pacific                               116.7      108.2       77.7
Sales between areas                   (24.4)     (24.6)     (20.7)
                                   --------   --------   --------
                                   $1,389.4   $1,374.5   $1,237.3
                                   ========   ========   ========
OPERATING EARNINGS
North America                      $  216.9   $  211.3   $  186.7
Europe                                 41.8       48.9       44.0
Latin America                          11.4       10.0        5.6
Pacific                                14.4       14.4        8.2
Expenses not allocated to areas       (21.6)     (24.3)     (17.5)
                                   --------   --------   --------
                                   $  262.9   $  260.3   $  227.0
                                   ========   ========   ========
IDENTIFIABLE ASSETS
North America                      $  566.6   $  562.2   $  542.0
Europe                                227.4      225.5      240.7
Latin America                          45.4       42.7       40.1
Pacific                               126.3      124.7      128.9
Corporate                             246.7      395.5      372.7
                                   --------   --------   --------
                                   $1,212.4   $1,350.6   $1,324.4
                                   ========   ========   ========

Amounts for United States sales in the tabulation above include exports to the following areas:


(in millions)                              1993    1992    1991
- ----------------------------------------------------------------
Latin America                              $19.2   $16.0   $18.8
All other                                   13.0    12.0    12.8
- ----------------------------------------------------------------

NOTE 3--PENSION PLANS

The Company has several noncontributory defined benefit pension plans covering most employees in the United States and those with eight foreign subsidiaries. The principal domestic plan represents approximately 73 percent of the projected benefit obligation and 82 percent of the total market value of assets. This plan provides benefits that are based on years of service and the employee's highest paid 48 months during the last 120 months before termination of employment. Approximately 94 percent of the assets in the plan at December 31, 1993 was invested in stocks, bonds, and insurance contracts, and the remaining assets were invested in professionally managed real estate trusts and partnerships. Due to the present funded position of the plan, no contributions have been made since 1984, and none are anticipated in 1994. Four of the eight foreign pension plans are unfunded, generally because amounts contributed are not deductible for tax purposes.

Employees in the United States whose pension benefits exceed ERISA limitations are covered by a supplementary non-qualified, unfunded pension plan which is being provided for by charges to earnings sufficient to meet the projected benefit obligation (PBO). The accruals for the cost of this plan are based on substantially the same actuarial methods and economic assumptions as those used for the principal plan.

Net pension expense for all defined benefit plans included in operating results was comprised of:


(in millions)                                     1993    1992     1991
- ------------------------------------------------------------------------
Service cost for benefits earned                $ 16.4   $ 15.9   $ 12.9
Interest costs on the PBO                         23.1     24.5     20.7
Actual return on plan assets                     (41.7)   (22.5)   (42.1)
Net amortizations and deferrals                   17.1     (4.3)    17.0
                                                ------   ------   ------
Net pension expense for defined benefit plans   $ 14.9   $ 13.6   $  8.5
                                                ======   ======   ======

Assumptions for the plans as of the end of the last three years were as follows:

                                                      U.S. Plans
                                            -----------------------------
                                              1993      1992       1991
- -------------------------------------------------------------------------
Weighted-average discount rates                 7.5%       8.5%       8.3%
Rates of increase in compensation levels        4.8        6.3        7.0
Rates of return on plan assets                  9.0       10.0       10.0
- -------------------------------------------------------------------------

                                                     Foreign Plans
                                            -----------------------------
                                              1993      1992       1991
- -------------------------------------------------------------------------
Weighted-average discount rates             6.5-9.0%  7.0-10.0%  6.5-11.0%
Rates of increase in compensation levels    4.5-6.5   5.0- 8.0   5.0- 8.0
Rates of return on plan assets              7.0-9.5   7.0-10.0   6.5-10.0
- -------------------------------------------------------------------------

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which assets exceed the accumulated benefit obligation (ABO):


                                             December 31
                                      ------------------------
(in millions)                          1993     1992     1991
- --------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation            $178.1   $150.4   $160.5
 Non-vested benefit obligation           3.4      5.6      5.4
                                      ------   ------   ------
 Total ABO                             181.5    156.0    165.9
 Effect of future salary increases      90.9     79.2     80.1
                                      ------   ------   ------
 Total PBO                             272.4    235.2    246.0
Plan assets at fair market value       278.2    247.8    266.9
                                      ------   ------   ------
Plan assets in excess of the PBO         5.8     12.6     20.9
Unrecognized net (asset)
 from date of adoption                 (32.0)   (34.7)   (38.0)
Unrecognized prior service cost         15.4     15.4      9.9
Unrecognized net actuarial losses       21.8     22.6     24.7
                                      ------   ------   ------
Net pension assets recognized         $ 11.0   $ 15.9   $ 17.5
                                      ======   ======   ======

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which the ABO exceeds assets:


                                                    December 31
                                             ------------------------
(in millions)                                 1993     1992     1991
- ---------------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation                   $ 25.9   $ 24.7   $ 22.8
 Non-vested benefit obligation                  2.2      1.9      1.6
                                             ------   ------   ------
 Total ABO                                     28.1     26.6     24.4
 Effect of future salary increases             13.2     14.9     15.2
                                             ------   ------   ------
 Total PBO                                     41.3     41.5     39.6
Plan assets at fair market value                3.4      3.3        -
                                             ------   ------   ------
Plan assets (less) than the PBO               (37.9)   (38.2)   (39.6)
Unrecognized net liability
  from date of adoption                         4.1      4.6      4.3
Unrecognized prior service cost                 7.5      8.9      1.2
Unrecognized net actuarial losses              15.9     17.8     11.4
Adjustment to recognize minimum liability     (20.5)   (10.0)    (6.0)
                                             ------   ------   ------
Net pension (liabilities) recognized         $(30.9)  $(16.9)  $(28.7)
                                             ======   ======   ======

In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions," the Company has recorded a minimum pension liability for certain plans, representing the excess of the ABO over plan assets and accrued pension costs. A corresponding amount was recognized as an intangible asset, except to the extent that these additional liabilities exceeded related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities was charged directly to shareholders' equity. For 1993, the excess minimum pension liability resulted in a $7 million charge to shareholders' equity, net of income taxes.

NOTE 4--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Nalco has defined benefit postretirement plans that provide medical, dental, and life insurance benefits for substantially all United States retirees and eligible dependents. Nalco retains the right to change or terminate these benefits. Effective January 1, 1993, the Company implemented, on the immediate recognition basis, SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This statement requires that the cost of these benefits be recognized in the financial statements during an employee's active working career with the Company. Nalco's previous practice was to expense these costs as incurred.

The adoption of SFAS 106 resulted in a noncash charge of $57 million, net of $33 million of income tax benefits. The expense accrued in 1993 exceeded the amount under the previous accounting method by $8 million before taxes. Nalco's cash flows will be unaffected by this accounting change because Nalco intends to continue its current practice of paying most costs of these postretirement benefits as the claims are incurred.

The postretirement benefit expense for 1993 totaled $10 million and included $3 million for service cost of benefits earned and $7 million for interest cost on the accumulated postretirement benefit obligation.

Costs of these benefits were $2 million in 1992 and 1991, and were funded from current Company cash flows and charged to earnings as claims were paid.

The 1993 accrued postretirement benefit liability included the following components:


(in millions)
- ----------------------------------------------------------------------
Actuarial present value of postretirement benefit obligations
 Retirees                                                        $41.6
 Fully eligible active plan participants                          12.2
 Other active plan participants                                   34.8
                                                                 -----
Accumulated postretirement benefit obligation                     88.6
Unrecognized net gain                                              8.3
                                                                 -----
Accrued postretirement benefit liability                          96.9
Less current portion                                               2.7
                                                                 -----
Noncurrent liability                                             $94.2
                                                                 =====

Measurement of the accumulated postretirement benefit obligation was based on a
7.5 percent discount rate and a health care cost trend rate of 11.5 percent for 1993, decreasing 0.5 percent per year to an ultimate rate of 5.5 percent. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1993 postretirement benefit expense by approximately $2 million and would have increased the 1993 accumulated postretirement benefit obligation by $12 million.

NOTE 5--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) AND PROFIT SHARING PLAN

In 1989, Nalco established an ESOP to give most domestic employees an additional opportunity to share in the ownership of the Company's stock. The ESOP purchased 415,800 shares of preferred stock for $200 million with proceeds from loans described in Note 13. These shares are allocated to eligible employees based on a percentage of pretax earnings. See Note 14 for more detail on the preferred stock.

Selected information about the ESOP for the past three years is as follows:

(in millions)                    1993   1992   1991
- ----------------------------------------------------
Preferred stock dividends        $15.7  $15.9  $15.9
Interest expense on ESOP debt     10.3   11.1   13.0
ESOP benefit expense               1.2    0.9    2.4
ESOP contribution payments           -      -    1.7
- ----------------------------------------------------

Prior to the establishment of the ESOP, the Company funded a profit sharing plan. Past contributions were made to a bank trustee for investment in Nalco common stock for the accounts of participating employees. At the end of 1993, the trustee of the plan held 3,765,713 shares of Nalco common stock, representing 5.5 percent of the outstanding shares.

NOTE 6--LEASE COMMITMENTS AND RENTAL EXPENSE

Nalco has a number of operating leases for office space and equipment. Rental expense amounted to $14 million in 1993, $15 million in 1992, and $13 million in 1991. Future minimum payments under noncancellable operating leases as of December 31, 1993 are not material.

NOTE 7--STOCK OPTION, RESTRICTED STOCK, AND PERFORMANCE PLANS

Nalco's 1990 Stock Option Plan for key management employees authorized the granting of stock options for the purchase of up to 6,000,000 shares of Nalco common stock. Nalco's 1982 Stock Option Plan authorized the granting of either incentive stock options or non-qualified options for the purchase of up to 6,000,000 shares of Nalco's common stock. No additional grants will be made under the 1982 plan. The option price under both plans cannot be less than the fair market value on the date of grant. Options granted since 1989 become exercisable ratably over the three years following the grant date, and will expire 10 years after the date granted. Options granted prior to 1989 have a term of 10 years, and became exercisable upon grant. Options may be exercised in whole or in part for cash, shares of common stock, or a combination thereof.

The changes in shares under option to employees are summarized as follows:

                                                 1993        1992        1991
- -------------------------------------------------------------------------------
At beginning of year                          4,348,644   3,205,028   3,719,000
Options granted - price per share
 1993-$36.31; 1992-$36.00; 1991-$29.81          491,600   1,776,220      99,600
Options exercised - average price per share
 1993-$17.81; 1992-$16.75; 1991-$17.05         (518,734)   (601,004)   (594,306)
Options expired or cancelled                    (62,033)    (31,600)    (19,266)
At end of year - average price per share
 1993-$28.09; 1992-$26.03; 1991-$18.80        4,259,477   4,348,644   3,205,028
Options exercisable at end of year            2,639,155
- -------------------------------------------------------------------------------

The 1990 Stock Option Plan for Non-Employee Directors authorizes the granting of stock options to outside directors for the purchase of up to 500,000 common shares. The option price under the plan cannot be less than the fair market value on the date of the grant and options expire 10 years from the grant date. A total of 36,000 options were granted under the directors' plan during 1993 at an option price of $32.94 per share, and a total of 32,000 options were granted each year under the directors' plan during 1992 and 1991 at option prices of $33.25 and $31.97 per share, respectively. These options became exercisable upon grant, but none have yet been exercised.

A Restricted Stock Plan for key management employees provides for the grant of "share units" which, upon vesting, are paid in shares of Nalco common stock on a one-for-one basis. One-half of the units granted normally vest five years from the date of award, and the remaining half vest at retirement, if the grantee retires directly from Nalco under the Retirement Income Plan. However, all of these contingent share units vest automatically in the event of death, disability, or in the event of a change in control of the Company. Not more than 500,000 share units may be awarded. The remaining number of share units available for award under the plan at December 31, 1993 was 275,830, and 99,420 share units were outstanding at year end.

A Performance Unit Plan provided for the annual assignment of contingent performance units to designated officers and other key executives. The contingent units assigned were earned, subject to the attainment of goals for growth in earnings for each performance period. Payment of earned awards are made in cash following the conclusion of the applicable performance period.

A Performance Share Plan for designated officers and other key executives was approved by shareholders in 1992. It provides for the annual assignment of performance shares which are contingent upon future earnings growth of the Company. Performance awards shall be paid half in cash and half in the Company's common stock, except that any payments made after 1,000,000 shares have been issued shall be made only in cash and only with respect to contingent performance shares already assigned. The cash portion of an award shall be paid after determination of the award; however, the right to receive common shares shall not vest to a participant until three years after the end of a performance period.

Charges to earnings for all plans aggregated $4 million, $5 million, and $1 million in 1993, 1992, and 1991, respectively.

NOTE 8--INCOME TAXES

Effective January 1, 1993, Nalco adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 was not material.

A significant amount of earnings from continuing consolidated operations before income taxes is from foreign sources, as reflected in the following tabulation:

(in millions)     1993    1992    1991
- ---------------------------------------
Domestic         $182.6  $165.9  $152.4
Foreign            67.2    72.4    66.4
                 ------  ------  ------
Total            $249.8  $238.3  $218.8
                 ======  ======  ======

The components of income tax provisions attributable to earnings from continuing consolidated operations are summarized as follows:

(in millions)    1993   1992    1991
- ------------------------------------
Current
 Federal         $55.3  $32.1  $35.0
 State             9.5    6.5    6.5
 Foreign          26.8   36.9   34.8
                 -----  -----  -----
                  91.6   75.5   76.3
                 -----  -----  -----
Deferred
 Federal           3.0   13.6    9.9
 State             0.8    2.8    1.7
 Foreign           1.7    1.4   (3.7)
                 -----  -----  -----
                   5.5   17.8    7.9
                 -----  -----  -----
Total            $97.1  $93.3  $84.2
                 =====  =====  =====

Current foreign taxes listed above include taxes withheld by foreign governments on distributions from subsidiaries and affiliates (principally dividends and service fees).

Nalco made income tax payments of $87 million, $77 million, and $85 million during 1993, 1992, and 1991, respectively.

The effective income tax rate varies from the federal statutory rate because of the factors indicated below:

                                                            1993    1992   1991
- -------------------------------------------------------------------------------
Statutory U.S. federal tax rate                              35.0%  34.0%  34.0%
State income taxes, net of federal tax benefit                2.7    2.6    2.4
Foreign earnings subject to higher rates                      0.6    2.0    1.6
Other                                                         0.6    0.6    0.5
                                                             ----   ----   ----
Effective tax rate                                           38.9%  39.2%  38.5%
                                                             ====   ====   ====

Details of the 1993 deferred tax assets and liabilities are as follows:

(in millions)
- -----------------------------------------------------------------
 Deferred tax assets:
    Postretirement benefits                                $ 39.1
    Early retirement of debt                                  5.1
    Other                                                    15.6
                                                           ------

    Total                                                    59.8
                                                           ------

 Deferred tax liabilities:

    Depreciation                                             72.0
    Leveraged lease investments                              35.6
    Other                                                    10.3
                                                           ------

    Total                                                   117.9
                                                           ------

 Net deferred tax liability                                $ 58.1
                                                           ======

NOTE 9--ACQUISITIONS

In March 1991 the Company acquired the remaining interest in five affiliated companies for $171 million. Each of these companies provides Nalco's water treatment and specialty process chemicals to customers. Nalco already owned 49 percent of the common shares of each of these companies and had been accounting for earnings on the equity basis. The operations of these former affiliated companies were consolidated effective April 1991.

If the acquisitions had occurred at the beginning of 1991, unaudited pro forma results for 1991 would have reflected net sales and net earnings of $1,281 million and $133 million, respectively. Earnings per common share would have been $1.76 on a primary basis and $1.65 fully diluted.

NOTE 10--DISCONTINUED OPERATIONS

In 1991 the results of our U.S. Subsidiaries, Day-Glo Color Corp., Adco Products, Inc., and the Penray Companies were reported as discontinued operations because Day-Glo Color Corp. was sold, and the net assets of the other two companies were held for sale. The Penray Companies were sold in 1992, and Adco Products, Inc. was sold in 1993.

The net carrying amount of assets of discontinued operations consisted primarily of accounts receivable, inventory, and property, plant, and equipment less related liabilities at December 31, 1992 and 1991.

NOTE 11--FINANCE SUBSIDIARIES

Nalco has four finance subsidiaries, one wholly-owned and three 80%-owned, which were established to increase the return on financial assets. These subsidiaries are the lessor of a diversified portfolio of leveraged leases involving creditworthy lessees. Amounts related to the finance subsidiaries which are included in the Statements of Consolidated Financial Condition and Earnings are as follows:

(in millions)                      1993   1992   1991
- ------------------------------------------------------
AT YEAR END
Leveraged lease investments        $44.6  $43.9  $44.4
Current liabilities                  1.8    1.6    1.8
Deferred income taxes and other     35.6   35.9   35.6
                                   -----  -----  -----
Net assets                         $ 7.2  $ 6.4  $ 7.0
                                   -----  -----  -----
FOR THE YEAR
Net earnings                       $ 1.5  $ 1.0  $ 1.3
Dividends received by Nalco          0.3    0.3    0.4
- ------------------------------------------------------

Investments in leased property represent future rentals and residuals, net of nonrecourse debt. The leased assets are financed primarily by nonrecourse loans which are secured by the lessees' rental obligations and the leased property, but ownership of the property is retained by the finance subsidiaries. Such loans amounted to approximately $59 million at both December 31, 1993 and 1992, and $61 million at December 31, 1991. Income from leveraged lease transactions is reported on the financing method, which requires income recognition over the life of the lease at a level rate of return on the positive net investment.

NOTE 12--PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method. The estimated useful lives of the major classes of depreciable assets are as follows: buildings 15 to 40 years; equipment 3 to 15 years.

Property, plant, and equipment consists of the following:

(in millions)                    1993      1992      1991
- ----------------------------------------------------------
Land                          $   39.1  $   37.4   $  33.6
Buildings                        215.2     207.0     203.6
Equipment                        875.6     799.8     720.6
                              --------  --------   -------
                               1,129.9   1,044.2     957.8
Allowances for depreciation     (571.4)   (510.9)   (464.2)
                              --------  --------   -------
                              $  558.5  $  533.3   $ 493.6
                              ========  ========   =======

NOTE 13--DEBT

Long-term debt consists of the following:

(in millions)        1993    1992    1991
- ------------------------------------------
ESOP loans          $179.9  $186.0  $190.5
Commercial paper         -   160.0   160.0
Other                 72.2    67.8    43.6
                    ------  ------  ------
Total               $252.1  $413.8  $394.1
                    ======  ======  ======

In 1989, the ESOP borrowed $200 million to purchase preferred stock from the Company. Nalco borrowed $66 million which was subsequently loaned to the ESOP, and guaranteed the balance of $134 million. Borrowings related to the ESOP are reflected as long-term debt with a corresponding reduction of shareholders' equity (unearned ESOP compensation). The ESOP is repaying the loans and interest over a projected 13-year period using Company contributions and dividends from preferred stock. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation are being reduced. $88 million of borrowings are variable rate notes which are presently remarketed on a monthly basis with a final maturity on December 31, 2008. Any notes which cannot be successfully remarketed will be purchased by the Company or one of its subsidiaries. The Company entered into an interest rate swap agreement which effectively converted the $88 million of variable rate notes into fixed-rate debt of 7.3 percent. The remaining borrowings are 8.1 percent fixed-rate loans with a final maturity in the year 2000.

During 1993, the Company repaid $160 million of commercial paper borrowings which had been classified as long-term debt. The early retirement of this debt resulted in an extraordinary loss of $11 million net of tax benefits of $6 million.

The $72 million in other long-term debt includes $45 million owed by two foreign subsidiaries at variable interest rates. The balance was borrowed by the parent company and various foreign subsidiaries.

Interest paid by Nalco was $33 million, $44 million, and $36 million in 1993, 1992, and 1991, respectively.

The following table presents the projected annual maturities of long-term debt for the next five years after 1993:

 (in millions)
- ----------------
   1994           $ 2.4
   1995             0.1
   1996            66.1
   1997            12.0
   1998            12.0

The amounts above include approximately $90 million in maturities related to the ESOP loans. The ESOP is required to repay principal on its loan from Nalco annually in order to allocate shares to participants, and this loan matures for Nalco in 1996.

For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco has a $340 million Revolving Credit Agreement with twelve banks. This agreement is structured as a three-year revolving credit with an option in 1996 to convert the borrowings to a four-year term loan. Borrowings under the credit agreement would be at rates which, at Nalco's option, vary with the prime rate, CD rate, or LIBOR. The credit line carries a commitment fee of .25 percent on the unused portion. The credit arrangements were unused at December 31, 1993.

NOTE 14--SHAREHOLDERS' EQUITY

Information on preferred and common shares is summarized in the following table:

(dollars in millions, except per share amounts)    1993   1992   1991
- ---------------------------------------------------------------------
Preferred stock, par value $1.00 per share;
 authorized 2,000,000 shares;
   Series B ESOP Convertible
     Preferred Stock--outstanding;
     407,806 shares-1993, 411,032
     shares-1992, and 414,037 shares
     -1991                                         $ 0.4  $ 0.4  $ 0.4
   Series A Junior Participating
     Preferred Stock--none issued
Common stock, par value $.1875 per share;
 authorized 200,000,000 shares;
   issued 80,287,568 shares                         15.1   15.1   15.1
- ----------------------------------------------------------------------

There were 11,383,105 shares, 10,266,979 shares, and 10,459,404 shares held in treasury at December 31, 1993, 1992, and 1991, respectively.

In 1990, Nalco's Board of Directors authorized the repurchase of up to 2 million shares of the Company's common stock. During 1993, the repurchase of those shares was completed and the Board of Directors authorized the repurchase of an additional 2 million shares.

The Company issued 415,800 shares of preferred stock to the ESOP in 1989 for $481.00 per share, the preference price upon liquidation. This preferred stock ranks senior to Series A Junior Participating Stock and common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of Nalco. Dividends on each share of preferred stock are cumulative and will be paid quarterly at the rate of 8 percent or $38.48 per annum. Full conversion of preferred shares occurs upon a holder's retirement or separation of service from the Company, and effective in 1999 participants in the ESOP may partially convert their stock upon reaching age 55. The conversion ratio and number of votes per share of preferred stock are subject to adjustment under certain conditions. The preferred stock entitles a participant to 20 votes per share, voting together with the holders of common stock and initially was convertible into 20 shares of common stock. The shares of preferred stock are redeemable by Nalco at $500.24 per share, and at prices declining annually to $481.00 per share on or after May 15, 1997. Also, the shares of preferred stock may be required to be redeemed by Nalco under certain circumstances. During 1993, 3,226 preferred shares were converted to 61,566 common shares of Nalco Stock. During 1992 and 1991, 3,005 and 1,102 preferred shares were converted to 60,082 and 26,318 common shares, respectively. Approximately 8,300,000 common shares have been reserved for the conversion of preferred stock.

In 1986, the Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (Right) for each outstanding share of common stock. The Rights, as amended in 1989, are not exercisable or transferrable apart from the common stock until a person or group has acquired, or makes a tender offer for 15 percent or more of the common stock. If Nalco is acquired in a merger or other business combination transaction, each Right other than that held by the acquiring party will entitle the holder to receive, upon exercise at a price of $50, common stock of either Nalco or the acquiring company having a value equal to two times that price. The Rights are redeemable at $.025 each at any time before a 15 percent or greater position has been acquired, and expire on August 31, 1996.

NOTE 15--CONTINGENCIES AND LITIGATION

Nalco has been named as a potentially responsible party by the Environmental Protection Agency (EPA) or state enforcement agencies at 10 waste sites where some financial contribution is or may be required.

These agencies have also identified many other parties who may be responsible for clean-up costs at the waste disposal sites. Nalco's financial contribution to clean up these sites is expected to be minor. There has been no significant financial impact on Nalco up to the present, nor is it anticipated that there will be in the future, as a result of these matters. Nalco has and will continue to make provisions for these costs when the Company's liability can be reasonably estimated. As of December 31, 1993, the Company had reserves of approximately $2 million for potential future environmental clean-up costs. The Company's 1993 expenditures relating to environmental compliance and clean-up activities were not significant. The environmental reserves represent management's current estimate of its proportional clean-up costs and are not reduced by any possible recoveries from insurance companies or other potentially responsible parties not specifically identified by the EPA. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Further, management believes that the additional maximum exposure level in excess of the recorded reserve level would not be material to the financial condition of the Company. Although settlement of the reserves will cause future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position.

In the ordinary course of its business, Nalco is also a party to a number of lawsuits and is subject to various claims, the outcome of which, in the opinion of management, should not have a material effect on the consolidated financial position of Nalco.

NOTE 16--FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term marketable securities, short-term debt, commercial paper borrowings, and term borrowings at variable interest rates approximated their fair values at December 31, 1993 and 1992.

A currency swap which hedges a net investment in a foreign subsidiary was an asset with a fair value of $9 million, based on current settlement prices, which did not differ materially from the carrying value at December 31, 1993.

The fair value of certain interest rate swap liabilities, based on current settlement prices, approximated the carrying value of $15 million at December 31, 1993.

The fair value of the Company's fixed-rate ESOP borrowings at December 31, 1993 and 1992 was approximately $121 million and $120 million, respectively, which was estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements.

The fair value of the Company's off-balance-sheet financial instruments such as foreign currency forward contracts, currency swaps, and interest rate swaps was a net liability of $10 million and $7 million at December 31, 1993 and 1992, respectively, which was estimated using quoted market prices of comparable contracts and pricing models or formulas using current assumptions.

NOTE 17--SUBSEQUENT EVENTS

On February 3, 1994, Nalco and Exxon Chemical Company, a division of Exxon Corporation, announced that they had signed a memorandum of understanding to form a worldwide energy chemicals joint venture. The joint venture will include Nalco's U.S. Petroleum Chemicals Division business units, certain petroleum chemical product lines of its international operations, and Exxon Chemical Company's Energy Chemicals worldwide business.

The new company, to be named Nalco/Exxon Energy Chemicals, is targeted to start up by mid-1994, pending government and regulatory approvals and definitive agreements between the two companies.

On that same date, the Company announced that it had entered into a letter of intent to sell its Freeport, Texas plant and its automotive paint spray booth business to PPG Industries, Inc.

The Freeport plant, which has 27 Nalco employees, produces chemical products for the oil production and refining market. It is expected that the Nalco/Exxon Energy Chemicals joint venture will purchase certain of its requirements for these products from PPG.

Nalco's worldwide automotive paint spray booth business, approximately $10 million in size, would be included in the sale to PPG. Nalco has agreed to sell and service the water treatment related applications for PPG in the automotive facilities associated with the business sold.

QUARTERLY SUMMARY (UNAUDITED)
                                                            1993                                        1992
                                              ----------------------------------         ----------------------------------
(Dollar amounts in millions,                   First   Second    Third   Fourth           First   Second    Third   Fourth
except per share figures)                     Quarter  Quarter  Quarter  Quarter         Quarter  Quarter  Quarter  Quarter
- ---------------------------------------------------------------------------------------------------------------------------

Sales                                          $339.0   $347.5   $354.0   $348.9          $326.4   $340.3   $349.5   $358.3

Gross earnings                                  188.9    195.7    199.1    196.8           179.7    189.2    192.5    201.6

Earnings from operations                         35.1     38.1     38.7     40.8            33.0     36.4     34.8     40.8

Extraordinary loss from
  retirement of debt                            (10.6)       -        -        -               -        -        -        -

Cumulative effect of
  accounting change                             (56.5)       -        -        -               -        -        -        -

Net earnings (loss)                             (32.0)    38.1     38.7     40.8            33.0     36.4     34.8     40.8

Per common share
  Earnings-fully diluted
    Earnings from operations                      .43      .46      .48      .51             .41      .45      .43      .50
    Extraordinary loss and
      accounting change                          (.85)       -        -        -               -        -        -        -
    Net earnings (loss)                          (.42)     .46      .48      .51             .41      .45      .43      .50

  Dividends                                       .21     .225     .225     .225             .21      .21      .21      .21

  Market price
     High                                      37 3/8   36 3/8   36 3/8   37 7/8          40 7/8       37       36   37 3/4
     Low                                       32 1/2   31 1/4   32 1/2   30 1/4          33 1/4       30 3/4   32   30 3/8
- ---------------------------------------------------------------------------------------------------------------------------


- -------------------------------------------------------------------------------------------------
ELEVEN YEAR SUMMARY
(Dollar amounts in millions
except per share figures)                                              1993       1992       1991
- -------------------------------------------------------------------------------------------------
NET SALES                                                          $1,389.4   $1,374.5   $1,237.3
Operating costs and expenses
  Cost of products sold                                               608.9      611.5      557.0
  Selling and service                                                 414.3      401.4      360.4
  Research and development                                             50.4       48.0       45.9
  Administrative and general                                           52.9       53.3       47.0
- -------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                                  1,126.5    1,114.2    1,010.3
- -------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                    262.9      260.3      227.0
Interest and other income                                              14.4       18.3       18.9
Interest expense                                                      (27.5)     (40.3)     (27.1)
- -------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES               249.8      238.3      218.8
Income taxes                                                           97.1       93.3       84.2
- -------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                   152.7      145.0      134.6
Earnings (loss) from discontinued operations                              -          -        3.2
- -------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY LOSS AND
  EFFECT OF ACCOUNTING CHANGE                                         152.7      145.0      137.8
Extraordinary loss from retirement of
  debt, net of taxes                                                  (10.6)         -          -
Cumulative effect of change in accounting
  for postretirement benefits other than
  pensions, net of taxes                                              (56.5)         -          -
- -------------------------------------------------------------------------------------------------
NET EARNINGS                                                       $   85.6   $  145.0   $  137.8
=================================================================================================
PER SHARE OF COMMON STOCK
Earnings from continuing operations--primary                       $   2.03   $   1.90   $   1.78
Discontinued operations                                                   -          -        .04
Extraordinary item                                                     (.15)         -          -
Accounting change                                                      (.81)         -          -
Net earnings                                                           1.07       1.90       1.82
Net earnings--fully diluted                                            1.02       1.79       1.71
Cash dividends paid                                                    .885        .84        .83
- -------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Earnings as a percent to sales*                                        11.0%      10.5%      10.9%
Earnings as a percent to shareholders' equity*                         28.6       25.7       27.6
Effective income tax rate*                                             38.9       39.2       38.5
Common stock dividends paid as a percent to earnings*                  40.0       40.6       42.9
Research and development expenses as a percent to sales*                3.6        3.5        3.7
Current ratio                                                      2.0 to 1   2.5 to 1   2.0 to 1
- -------------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
Working capital                                                    $  185.4   $  314.3   $  256.3
Total assets                                                        1,212.4    1,350.6    1,324.4
Property, plant, and equipment (cost)                               1,129.9    1,044.2      957.8
Long-term debt                                                        252.1      413.8      394.1
Deferred income taxes                                                  58.1      107.3       90.8
Shareholders' equity                                                  550.6      576.3      528.7
- -------------------------------------------------------------------------------------------------
OTHER DATA
Working capital provided from operations                           $  245.6   $  226.7   $  218.5
Capital investments                                                   117.8      131.0      136.8
Depreciation and amortization*                                         86.5       79.4       64.6
Dividends on common stock                                              61.1       58.8       57.8
Cost of common stock repurchased                                       58.5       14.3          -
Wages, salaries, commissions, and benefits                            413.6      403.7      376.6
Common shares outstanding at year end (thousands)                    68,905     70,021     69,828
Market price per share of common stock at year end                 $  37.50   $ 34.625   $ 41.625
Number of common shareholders of record                               6,111      6,129      5,543
Number of employees at year end                                       6,802      6,714      6,832
- -------------------------------------------------------------------------------------------------

NOTE: Shares outstanding and per share amounts have been restated to reflect the two-for-one stock split in 1991.

* based on earnings from continuing operations before extraordinary loss and effect of accounting change.

- -------------------------------------------------------------------------------------------


      1990           1989       1988       1987       1986       1985       1984       1983
- -------------------------------------------------------------------------------------------
  $1,068.1        $ 949.6    $ 892.6    $ 756.0    $ 658.5    $ 658.6    $ 655.8    $ 606.3

     484.5          439.5      418.9      355.4      298.3      301.2      303.5      280.9
     294.0          254.8      238.7      205.7      185.8      172.4      172.0      158.9
      40.4           35.6       32.4       30.7       29.2       29.9       30.3       28.6
      50.2           47.2       50.0       38.9       41.4       34.3       34.9       30.7
- -------------------------------------------------------------------------------------------
     869.1          777.1      740.0      630.7      554.7      537.8      540.7      499.1
- -------------------------------------------------------------------------------------------
     199.0          172.5      152.6      125.3      103.8      120.8      115.1      107.2
      19.9           27.0       20.6       14.9       12.6       10.9       15.0       12.9
     (11.5)          (9.7)      (9.5)      (8.2)      (6.0)      (3.9)      (4.2)      (4.6)
- -------------------------------------------------------------------------------------------
     207.4          189.8      163.7      132.0      110.4      127.8      125.9      115.5
      80.0           72.5       59.6       53.2       48.1       54.3       52.8       50.1
- -------------------------------------------------------------------------------------------
     127.4          117.3      104.1       78.8       62.3       73.5       73.1       65.4
       3.7            2.6        1.9        1.5        1.4       (0.2)       3.1        5.6
- -------------------------------------------------------------------------------------------

     131.1          119.9      106.0       80.3       63.7       73.3       76.2       71.0

         -              -          -          -          -          -          -          -


         -              -          -          -          -          -          -          -
- -------------------------------------------------------------------------------------------
  $  131.1        $ 119.9    $ 106.0    $  80.3    $  63.7    $  73.3    $  76.2    $  71.0
===========================================================================================

     $1.66        $  1.47    $  1.33    $   .99    $   .79    $   .94    $   .93    $   .82
       .05            .03        .02        .02        .02          -        .04        .07
         -              -          -          -          -          -          -          -
         -              -          -          -          -          -          -          -
      1.71           1.50       1.35       1.01        .81        .94        .97        .89
      1.60           1.46       1.35       1.01        .81        .93        .97        .89
      .755            .68       .645        .60        .60        .60        .60        .57
- -------------------------------------------------------------------------------------------

      11.9%          12.3%      11.7%      10.4%       9.5%      11.2%      11.1%      10.8%
      29.1           25.4       22.3       18.4       15.7       20.1       20.8       19.0
      38.6           38.2       36.4       40.3       43.6       42.5       41.9       43.4
      41.5           43.5       48.5       59.9       75.6       63.9       64.4       69.4
       3.8            3.7        3.6        4.1        4.4        4.5        4.6        4.7
  2.3 to 1       2.3 to 1   2.1 to 1   1.8 to 1   1.7 to 1   1.8 to 1   2.4 to 1   2.3 to 1
- -------------------------------------------------------------------------------------------

  $  229.7        $ 218.5    $ 174.4    $ 121.8    $  86.7    $  80.7    $ 120.5    $ 130.3
   1,037.0          938.5      838.9      781.8      621.9      571.1      484.6      493.6
     840.3          720.1      648.7      607.5      547.6      499.0      426.1      389.1
     282.2          214.0      100.8       72.8       38.4       36.5       18.8       18.6
      77.8           62.7       53.7       47.3       42.3       34.4       21.3       14.0
     455.6          443.7      477.5      446.8      407.5      384.2      352.1      350.5
- -------------------------------------------------------------------------------------------

  $  192.4        $ 159.1    $ 148.4    $ 132.9    $ 113.2    $ 113.0    $ 109.7    $ 101.5
     114.9           86.4       61.6       57.2       63.6       59.9       52.5       40.5
      47.5           39.8       42.4       39.7       37.8       32.9       32.8       29.2
      52.9           51.0       50.5       47.2       47.1       47.0       47.1       45.4
      80.5          111.7       21.5       11.6          -          -       19.7          -
     326.0          282.5      263.8      231.3      203.7      195.4      182.0      172.3
    69,292         72,199     77,129     78,298     78,542     78,308     78,213     79,687
  $  28.25        $ 24.75    $17.625    $16.625    $ 13.75    $13.375    $ 13.25    $ 15.50
     5,099          5,224      5,477      5,668      5,821      6,156      5,751      5,125
     5,862          5,489      5,381      5,085      4,868      5,065      4,751      4,596
- -------------------------------------------------------------------------------------------

BOARD OF DIRECTORS

Harold G. Bernthal/E,C,B/(1980)
Chairman,
CroBern, Inc.
Health and investment company

W. H. Clark/E,B/(1980)
Chairman and Chief Executive Officer

Harry Corless/A/(1989)
Retired Chairman,
ICI Americas, Inc.
Chemicals and pharmaceuticals company

Howard M. Dean/C,B/(1987)
Chairman and Chief Executive Officer,
Dean Foods Company
Diversified food processor and distributor

John P. Frazee, Jr./A/(1985)
Retired President and Chief Operating Officer
Sprint Corporation
Telecommunications company

Arthur L. Kelly/C/(1992)
Managing Partner,
KEL Enterprises Ltd.
Holding and investment company

Frederick A. Krehbiel/A/(1990)
Chairman and Chief Executive Officer,
Molex Incorporated
Electrical and electronic equipment company

Edward J. Mooney/E,B/(1988)
President and Chief Operating Officer

Charles W. Parry/E,A/(1985)
Retired Chairman and Chief Executive Officer,
Aluminum Company of America
Aluminum and advanced materials company

William A. Pogue/E,C,B/(1981)
Retired Chairman and Chief Executive Officer,
CBI Industries, Inc.
Metal fabrication and investment company

John J. Shea/A/(1993)
President and Chief Executive Officer,
Spiegel, Inc.
Apparel, special retail and catalog sales

(Year in which elected)

Committee assignments effective April 23, 1993

/E/Executive Committee
/A/Audit Committee
/C/Executive Compensation Committee
/B/Board Affairs and Nominating Committee

CORPORATE OFFICERS

W. H. Clark (61)
Chairman and Chief Executive Officer
34 years of service

Edward J. Mooney (52)
President and Chief Operating Officer
25 years of service

Milford B. Harp (56)
Executive Vice President,
International Operations
30 years of service

W. Steven Weeber (51)
Executive Vice President,
Operations Staff
27 years of service

Peter Dabringhausen (55)
Group Vice President
President, Process Chemicals Division
24 years of service

John R. Sutley (50)
Group Vice President
President, Nalco Europe
24 years of service

J. David Tinsley (53)
Group Vice President
President, Water and Waste Treatment Division
28 years of service

Ronald J. Allain (53)
Senior Vice President,
Research and Development
23 years of service

James F. Lambe (48)
Senior Vice President,
Human Resources
24 years of service

David R. Bertran (50)
Senior Vice President,
Manufacturing and Logistics
10 years of service

John D. Berthoud (50)
Vice President,
Marketing and Quality Management
23 years of service

William E. Buchholz (51)
Vice President,
Chief Financial Officer
1 year of service

Christian L. Campbell (43)
Vice President and General Counsel
4 years of service

Francisco A. Laddaga (60)
Vice President, President
Nalco Latin America
28 years of service

Stephen D. Newlin (41)
Vice President,
President Nalco Pacific
18 years of service

Anthony J. Sadowski (55)
Vice President,
Environmental Health and Safety
27 years of service

Jack A. Shubert (43)
Vice President
President, Petroleum Chemicals Division
17 years of service

Dale W. Walker (57)
Vice President,
Corporate Sales
34 years of service

Robert L. Ratliff (45)
Controller
18 years of service

William G. Marshall (47)
Treasurer
13 years of service

Suzzanne J. Gioimo (50)
Secretary
24 years of service

Craig J. Holderness (41)
Assistant Treasurer
16 years of service

Mary D. Hall (37)
Assistant Treasurer

(as of February 15, 1994)

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1993 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1993 ANNUAL REPORT TO SHAREHOLDERS


The following is a list and narrative description of graphs included in those portions of the 1993 Annual Report to Shareholders expressly incorporated herein by reference.

In the portion of the Annual Report to Shareholders titled Management's Discussion and Analysis" the following graphs appear:

Sales, based on continuing operations, in millions of dollars.
The values depicted in the graph are as follows:

              Year                      Amount
              ----                      ------
              1989                      $  950
              1990                      $1,068
              1991                      $1,237
              1992                      $1,375
              1993                      $1,389

Operating earnings, in millions of dollars.
The values depicted in the graph are as follows:


              Year                      Amount
              ----                      ------
              1989                      $  173
              1990                      $  199
              1991                      $  227
              1992                      $  260
              1993                      $  263

Depreciation, based on continuing operations, in millions of dollars.
The values depicted in the graph are as follows:


              Year                      Amount
              ----                      ------
              1989                        $40
              1990                        $47
              1991                        $61
              1992                        $75
              1993                        $83

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1993 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1993 ANNUAL REPORT TO SHAREHOLDERS


Shareholders' Equity, in millions of dollars.
The values depicted in the graph are as follows:


              Year                     Amount
              -----                     ------
              1989                       $444
              1990                       $456
              1991                       $529
              1992                       $576
              1993                       $551

Return on Shareholders' Equity, before extraordinary loss and effect of accounting change, in percentages.
The values depicted in the graph are as follows:


              Year                     Amount
              ----                     ------
              1989                      26.0%
              1990                      29.9%
              1991                      28.3%
              1992                      25.7%
              1993                      28.6%

Cash Provided by Operating Activities, in millions of dollars.
The values depicted in the graph are as follows:


              Year                     Amount
              ----                     ------
              1989                      $169
              1990                      $188
              1991                      $199
              1992                      $208
              1993                      $256

Capital Additions, in millions of dollars.
The values depicted in the graph are as follows:

              Year                     Amount
              ----                     ------
              1989                      $ 86
              1990                      $115
              1991                      $137
              1992                      $131
              1993                      $118

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1993 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1993 ANNUAL REPORT TO SHAREHOLDERS


Dividends per Common Share, in dollars.
The values depicted in the graph are as follows:

              Year                      Amount
              ----                      -------
              1989                      $  0.68
              1990                      $ 0.755
              1991                      $  0.83
              1992                      $  0.84
              1993                      $ 0.885

Market Value of Nalco Common Share at Year-End Closing Price, in
 dollars.
The values depicted in the graph are as follows:


              Year                      Amount
              ----                      -------
              1989                      $ 24.75
              1990                      $ 28.25
              1991                      $41.625
              1992                      $34.625
              1993                      $ 37.50