Form 10-K405, Exhibit 13
NALCO CHEMICAL CO
filed 1995-03-31
CIK 69598

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Nalco Chemical Company

  In our opinion, the accompanying statements of consolidated financial condition and the related consolidated statements of earnings, of cash flows and of common shareholders' equity present fairly, in all material respects, the financial position of Nalco Chemical Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Nalco Chemical Company for the year ended December 31, 1992 were audited by other independent accountants whose report dated January 26, 1993 expressed an unqualified opinion on those statements.

  As discussed in the notes to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.

Price Waterhouse LLP

Chicago, Illinois
February 1, 1995

R. R. Ross
Engagement Partner

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS

1994 vs 1993

Effective September 1, 1994, Nalco and Exxon Chemical Company (Exxon), a division of Exxon Corporation, formed Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon), a joint venture partnership to provide specialty chemical products and services to the petroleum and chemicals industries worldwide. Nalco's investment in the joint venture is accounted for by the equity method. (See Note 11).

  At the time of formation of Nalco/Exxon, Nalco transferred the business and sales volume of its U.S. Petroleum Chemicals Division and certain petroleum chemical product lines of its international operations to the joint venture. While this formation did not change Nalco's net assets or results of operations, several historical captions in the consolidated financial statements were affected. Because 1993 results have not been reclassified to exclude petroleum chemical operations, the following unaudited statement of consolidated earnings for the year ended December 31, 1993 is presented. It reflects results of operations on a comparable basis with 1994; that is, Nalco petroleum chemical operations are excluded for the last four months of 1993 and recognized as if they were accounted for by the equity method.

                                                  Reclas-
                                                   sified
(in millions)                             1994       1993
---------------------------------------------------------
NET SALES                             $1,345.6   $1,313.5
Operating costs and expenses
   Cost of products sold                 598.9      574.6
   Selling and service                   409.6      392.2
   Research and development               46.4       46.0
   Administrative and general             47.8       48.7
   Formation and consolidation            68.2          -
---------------------------------------------------------
                                       1,170.9    1,061.5
---------------------------------------------------------
OPERATING EARNINGS                       174.7      252.0
Interest and other income                 16.6       14.9
Interest expense                         (21.8)     (27.5)
Equity in earnings of partnership          6.9        8.3
---------------------------------------------------------
EARNINGS FROM OPERATIONS
   BEFORE INCOME TAXES                   176.4      247.7
Income taxes                              79.3       95.0
---------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY LOSS
   AND EFFECT OF ACCOUNTING CHANGE    $   97.1   $  152.7
--------------------------------------===================

  Sales were $1,346 million in 1994, a 3 percent decline from reported sales for 1993. On a comparable basis, however, sales for 1994 were 2 percent higher than the year before. Sales for 1994, 1993 as reported, and reclassified 1993 by major operating unit were as follows:

                                                                            1994 vs
                                                                            Reclas-
                                                 Reclas-   1994 vs 1993   sified 1993
                                                  sified     Increase       Increase
(in millions)                  1994      1993      1993     (Decrease)     (Decrease)
---------------------------------------------------------  ------------  -------------
Water and Waste Treatment    $  344.8  $  335.2  $  335.2           3%            3%
Process Chemicals               357.5     345.5     345.5           3             3
Petroleum Chemicals              85.3     136.1      89.9         (37)           (5)
International                   558.0     572.6     542.9          (3)            3
                             --------  --------  --------
Total                        $1,345.6  $1,389.4  $1,313.5          (3)            2

  The following discussion of results of operations compares 1994 to the reclassified 1993 results presented above.

                             [CHART APPEARS HERE]

  Sales by the three units comprising U.S. Operations rose 2 percent in 1994, as eight of the twelve marketing groups posted higher sales. Sales by International Operations were up 3 percent. Sales by European subsidiaries were down 3 percent, primarily as a result of lower sales to the Middle East by our subsidiary company in Italy. In Latin America, sales increased 17 percent over 1993 with gains reported by all companies in the region, most notably Venezuela and Argentina, which reported double-digit advances. About one-fourth of the increase in Latin America was attributable to sales by Nalcomex (Mexico), a former affiliate, which became a wholly owned subsidiary in the fourth quarter 1994. In the Pacific, double-digit sales gains by all subsidiaries in the region, except Australia and Taiwan, contributed to a 10 percent improvement over 1993.

  Cost of products sold was 44.5 percent of sales for 1994, compared with 43.7 percent of sales for 1993. Slightly lower selling prices, combined with increased raw material costs and manufacturing expenses, accounted for lower gross margins reported by U.S. Operations in 1994. Gross margins of our foreign subsidiaries, primarily in Europe, were also slightly lower than in 1993.

  Operating expenses in 1994 rose $17 million, or 3 percent over 1993, excluding the $68 million charge in 1994 for formation and consolidation expenses discussed below. Selling and service expenses were up $17 million, or 4 percent over last year, which was primarily attributable to growth in our International Operations, principally in the Pacific and Latin America.

  Worldwide, research expenses increased 1 percent over 1993, which was also mainly to support growth overseas. The European Business and Technical Center in the Netherlands and a technical center in Singapore were opened during 1994 to better serve our customers in Europe and the Pacific. As a percent to sales, research expenses were 3.4 percent in 1994 compared to 3.5 percent in 1993.

  Administrative expenses for 1994 were down slightly from 1993 as lower provisions for incentive plans were partly offset by higher salaries and benefits.

  Primarily as a result of the formation of the Nalco/Exxon joint venture, the Company adopted a worldwide consolidation plan for manufacturing and support operations during 1994. The joint venture was formed to take advantage of synergies in business management, technology, product offerings, and manufacturing operations. Because the joint venture will be able to focus exclusively on opportunities in the petroleum market, it strengthens the Company's capability to address the needs of petroleum industry customers worldwide through an expanded network of experienced personnel, state-of-the-art technology, and consultative services. The production volume reduction caused by redundancies associated with the joint venture formation required the Company to downsize, close, and consolidate operations. The Company's South Chicago plant will be closed, and several European and Latin American manufacturing and support operations will also be closed or downsized. In addition, certain support functions will be regionalized on a pan-European basis in order to more efficiently serve customers. Certain redundant assets that were not contributed to the joint venture will be scrapped and written down to net realizable value, and assets associated with other programs will be written off. All of these activities are in process and should be largely completed by the end of 1995.

  As a result of these plans, the Company recorded a pretax provision for formation and consolidation expenses of $68 million ($54 million after tax, or 70 cents per share on a fully diluted basis). (See Note 3). The Nalco/Exxon joint venture and the Company's consolidation plan are expected to result in an annualized pretax earnings improvement of at least $8 million, beginning in 1995. This is expected to be realized through lower payroll expenses, depreciation, and other operating expenses resulting from the joint venture and the consolidation plan. The joint venture is expected to contribute increased earnings compared to what was previously generated by the Company's petroleum chemical operations, as a result of synergies achieved.

                             [CHART APPEARS HERE]

                             [CHART APPEARS HERE]

  Interest and other income for 1994 was $17 million, a $2 million improvement over 1993. This increase was primarily the result of a $5 million gain on the sale of the Company's automotive paint spray booth business. This business had generated annual revenues of approximately $10 million. Interest income, however, was $1 million lower than in 1993. Results for 1993 also included a $2 million gain on the sale of an investment in a mutual insurance company.

  Interest expense totaled $22 million in 1994, a decrease of $6 million from 1993, which was mainly attributable to lower average borrowing levels and a monetary control program instituted by the Brazilian government that resulted in lower interest expense reported by our subsidiary company in Brazil.

  Nalco's equity in earnings of Nalco/Exxon for the last four months of 1994 was $7 million, compared to $8 million in 1993 for the Nalco petroleum chemical operations. Start up costs incurred by Nalco/Exxon in 1994, coupled with unusually good results for the Nalco petroleum chemical operations in the fourth quarter 1993, account for this variation.

  Excluding the formation and consolidation expense of $68 million and related net tax benefit of $14 million, the effective tax rate was 38.2 percent. This compares to the actual 1993 effective tax rate of 38.9 percent, and a 38.4 percent effective tax rate based on the reclassified results for 1993 presented above.

  Net earnings as a percent to sales was 7.2 percent in 1994. Excluding the net formation and consolidation expense, earnings as a percent to sales would have been 11.2 percent. Based on the reclassified results above, earnings before extraordinary loss and effect of accounting change as a percent to sales was
11.6 percent in 1993.

  The Company makes limited use of derivative financial instruments such as interest rate swaps and foreign exchange contracts. Interest rate swaps are used to reduce the potential impact of increases in interest rates on floating rate long-term debt, while foreign exchange contracts are used to minimize exposure and reduce risk from exchange rate fluctuations. The Company does not hold or issue financial instruments for trading purposes. (See Note 16).

  The Company is involved in environmental clean-up activities in connection with former waste disposal sites and plant locations and litigation in the normal course of business. (See Note 18). This involvement has not had, nor is it expected to have, a material effect on the Company's earnings or financial position.

1993 vs. 1992

Sales in 1993 totaled $1,389 million, a 1 percent gain over 1992. Sales by major operating unit for 1993 and 1992 were as follows:

                                                 1993 vs 1992
                                                   Increase
(in millions)                  1993      1992     (Decrease)
-----------------------------------------------  -------------
Water and Waste Treatment    $  335.2  $  320.0       5%
Process Chemicals               345.5     324.7       6
Petroleum Chemicals             136.1     141.9      (4)
International                   572.6     587.9      (3)
                             --------  --------
Total                        $1,389.4  $1,374.5       1

  Sales by the three units comprising U.S. Operations were up 4 percent in 1993, as six of the twelve marketing groups reported improved results. International Operations reported a 3 percent sales decline. Sales by European subsidiaries were down 9 percent, primarily as a result of the stronger U.S. dollar in relation to European currencies. Sales in Europe would have increased 6 percent had 1993 exchange rates remained the same as 1992. Sales by Latin American subsidiaries were 9 percent higher

                             [CHART APPEARS HERE]
than in 1992 as our companies in Venezuela, Chile, and Argentina reported double-digit advances. In the Pacific, double-digit sales gains by subsidiaries in Indonesia, Japan, and South East Asia contributed to an 8 percent increase over 1992. Had translation rates remained unchanged from 1992, revenues of our Pacific companies would have risen 13 percent.

  Cost of products sold was 43.8 percent of sales for 1993, compared with 44.5 percent for 1992. U.S. Operations reported slightly higher selling prices and declining raw material costs which more than offset increased manufacturing expenses. Gross margins of our foreign subsidiaries were also slightly higher than a year ago.

  Operating expenses increased $15 million, or 3 percent in 1993. Selling and service expenses were up $13 million, or 3 percent over 1992. Salaries, benefits, and commissions rose $10 million, or 4 percent, reflecting growth in the sales force and the adoption of new accounting rules for retiree benefits other than pensions.

  Worldwide, research expenses rose $2 million, or 5 percent over 1992, mainly due to higher salaries and benefits. As a percent to sales, research expenses were 3.6 percent in 1993 compared to 3.5 percent in 1992.

  Administrative expenses for 1993 declined slightly from 1992. Lower provisions for incentive plans were partly offset by increased salaries and benefits.

  Interest and other income for 1993 was $14 million, a $4 million decline from 1992. This decrease was primarily attributable to lower interest income which resulted from reduced levels of invested cash balances and lower interest rates. A $2 million gain on the sale of an investment in a mutual insurance company and a $1 million improvement in equity in earnings of affiliated companies partially offset the reduction in interest income.

  Interest expense totaled $28 million in 1993, a decrease of $12 million from 1992, which reflects the early repayment of debt. During the first quarter 1993, the Company recorded an extraordinary loss of $11 million as a result of the early repayment of long-term debt. (See Note 14).

  Earnings from continuing operations before extraordinary loss and effect of accounting change as a percent to sales were 11.0 percent and 10.5 percent in 1993 and 1992, respectively.

  Effective January 1, 1993, the Company implemented, on the immediate recognition basis, Statement of Financial Accounting Standards No. 106 (SFAS
106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." The adoption of SFAS 106 resulted in a non-recurring charge to 1993 earnings of $57 million, net of $33 million of income tax benefits. (See Note 5). In addition, operating earnings for 1993 were reduced $8 million due to the recurring additional costs related to SFAS 106.

  Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," and Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits." Adoption of these pronouncements did not have a material effect on the Company's earnings or financial position.

  The Revenue Reconciliation Act of 1993 increased the U.S. corporate income tax rate from 34 percent to 35 percent. Without this tax rate change, the 1993 effective tax rate would have been 38.1 percent, compared with the actual effective tax rate of 38.9 percent.

FINANCIAL CONDITION

Total assets increased $70 million, or 6 percent during 1994.

  Accounts receivable were $9 million, or 4 percent lower than at the end of 1993. This reflects the transfer of the Company's petroleum chemical operations to Nalco/Exxon as of September 1, 1994, partly offset by higher receivables reported by subsidiary companies in the Pacific resulting from increased sales levels.

                             [CHART APPEARS HERE]

  Inventories increased $15 million, or 22 percent over year-ago levels. This was primarily attributable to subsidiary companies overseas, where inventory levels were raised temporarily to ensure availability of products during the transition period as a result of the Company's consolidation plan.

  Prepaid expenses, taxes, and other current assets rose $15 million over 1993, which was mainly due to deferred tax assets related to the Company's accrual for formation and consolidation expenses.

  Investment in and advances to partnership increased $109 million during 1994, which reflected Nalco's investment in Nalco/Exxon. (See Note 11).

  The $35 million decrease in net property, plant, and equipment reflects the transfer of assets with a net book value of $70 million to Nalco/Exxon, and the write off of assets for the consolidation plan. (See Note 3). It also reflects capital spending of $126 million and depreciation expense of $85 million. The translation impact of a weaker U.S. dollar also increased the carrying value of the fixed assets of certain foreign subsidiaries.

  Liabilities increased $76 million, or nearly 12 percent, primarily because of the $43 million accrual for formation and consolidation expenses (see Note 3) and a $25 million increase in accounts payable in support of the temporary increase in inventories previously discussed.

  Shareholders' equity declined $7 million, or 1 percent during 1994, primarily because dividends totaling $76 million and common stock repurchases of 1.8 million shares for $61 million exceeded net earnings of $97 million. Treasury stock transactions for stock option, benefit, and other plans totaled $12 million, and the weaker U.S. dollar in relation to most European and Pacific currencies compared to the end of 1993 resulted in a $10 million decrease in foreign currency translation adjustments.

  Based on earnings before the net $54 million for formation and consolidation expenses in 1994, and before the extraordinary loss and the effect of the change in accounting principle in 1993, Nalco's return on average shareholders' equity was 27.2 percent in 1994, down slightly from 28.6 percent in 1993.

CASH FLOWS

One of Nalco's most significant financial strengths is its ability to consistently generate strong cash flow from operations. Net cash provided by operating activities was $249 million in 1994, which was generated primarily from net earnings before noncash charges for formation and consolidation expenses, depreciation, and amortization.

  Cash flow activity in 1994 included major funding for capital spending of $126 million, dividends of $76 million, and $61 million for the reacquisition of common stock.

  In 1993, cash from operations rose $48 million over the 1992 total of $208 million, which was mainly attributable to higher earnings before noncash charges for the extraordinary loss from retirement of debt, the effect of the change in accounting principle, depreciation, and amortization.

  Investing activities in 1994 included $126 million for investments in property, plant, and equipment. Investments in the United States represented over 60 percent of the capital spending in 1994, which included $19 million for PORTA-FEED units, $18 million for field equipment, and $14 million for transportation equipment. The most significant investment overseas in 1994 was $18 million to complete the construction of the Nalco Europe Business and Technical Center in the Netherlands, which was opened in mid-1994. The Company plans to continue to invest in internal growth in 1995 and it is expected that capital investment will remain near the 1994 level.

  Other significant investing activities in 1994 included the acquisition of the remaining 60 percent interest of Nalcomex (Mexico), a former affiliated company, for approximately $18 million, and cash investments in Nalco/Exxon of $26 million.

                             [CHART APPEARS HERE]

                             [CHART APPEARS HERE]

  Net cash provided by investing activities during 1993 was negligible. Investments in property, plant, and equipment of $118 million were offset by the cash proceeds received from the liquidation of marketable securities and the sale of Adco Products, Inc. Domestic investments accounted for about two-thirds of the capital spending for 1993, including $18 million for PORTA-FEED units, $17 million for field equipment, and $18 million for transportation equipment. The largest foreign expenditure for 1993 was $11 million for the construction of the Nalco Europe Business and Technical Center.

  In 1992, net cash required for investing activities was $124 million, with capital spending representing the most significant activity. Domestic investments represented 70 percent of the total capital investment of $131 million. The most significant investments included $26 million for PORTA-FEED units, $17 million for field equipment, and $26 million for transportation equipment.

  Financing activities of $121 million in 1994 included dividends paid on common stock of $65 million or $.945 per share. Since the Company's founding in 1928, it has paid 266 consecutive quarterly dividends, and expects to continue its policy of paying regular cash dividends. The Company continued its stock repurchase program in 1994 by reaquiring 1.8 million shares of common stock at a cost of $61 million. In 1993, the Company reaquired 1.7 million shares of common stock at a cost of $59 million, and 0.4 million shares were repurchased for $14 million in 1992. Management believes that the stock repurchase program represents a sound economic investment for Nalco's shareholders, and in late 1994 the Company's Board of Directors authorized the repurchase of an additional 2 million shares of common stock.

  The most significant financing activities in 1993 were the repayment of $160 million of commercial paper borrowings, payments for cash dividends, and the repurchase of common stock.

  Cash dividends represented the most significant financing cash outflow in 1992.

  Management expects that growth in existing businesses will be financed principally from internally generated funds. For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco also has a $260 million Revolving Credit Agreement with ten banks. The credit arrangements were unused at December 31, 1994. (See Note 14). In addition, most foreign subsidiaries have established short-term borrowing facilities in local currency and use them as the need arises. Net debt (short-term and long-term borrowings less cash and short-term marketable securities) totaled $222 million, $189 million, and $234 million at December 31, 1994, 1993, and 1992, respectively.

                             [CHART APPEARS HERE]

                             [CHART APPEARS HERE]

--------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED EARNINGS

                                                      December 31
                                            ------------------------------
(in millions, except per share figures)       1994       1993       1992
--------------------------------------------------------------------------
NET SALES                                   $1,345.6   $1,389.4   $1,374.5
Operating costs and expenses
 Cost of products sold                         598.9      608.9      611.5
 Selling and service                           409.6      414.3      401.4
 Research and development                       46.4       50.4       48.0
 Administrative and general                     47.8       52.9       53.3
 Formation and consolidation                    68.2          -          -
                                            --------   --------   --------
                                             1,170.9    1,126.5    1,114.2
                                            --------   --------   --------
OPERATING EARNINGS                             174.7      262.9      260.3
Interest and other income                       16.6       14.4       18.3
Interest expense                               (21.8)     (27.5)     (40.3)
Equity in earnings of partnership                6.9          -          -
                                            --------   --------   --------
EARNINGS FROM OPERATIONS
 BEFORE INCOME TAXES                           176.4      249.8      238.3
Income taxes                                    79.3       97.1       93.3
                                            --------   --------   --------
EARNINGS BEFORE EXTRAORDINARY LOSS
 AND EFFECT OF ACCOUNTING CHANGE                97.1      152.7      145.0
Extraordinary loss from retirement
 of debt, net of taxes                             -      (10.6)         -
Cumulative effect of change in
 accounting for postretirement
 benefits other than pensions,
 net of taxes                                      -      (56.5)         -
                                            --------   --------   --------
NET EARNINGS                                $   97.1   $   85.6   $  145.0
                                            ========   ========   ========

EARNINGS PER COMMON SHARE--PRIMARY
 Earnings from operations                   $   1.25   $   2.03   $   1.90
 Extraordinary loss from retirement
  of debt, net of taxes                            -       (.15)         -
 Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions,
  net of taxes                                     -       (.81)         -
                                            --------   --------   --------
 Net earnings                               $   1.25   $   1.07   $   1.90
                                            ========   ========   ========
EARNINGS PER COMMON SHARE--FULLY DILUTED
 Earnings from operations                   $   1.19   $   1.88   $   1.79
 Extraordinary loss from retirement
  of debt, net of taxes                            -       (.14)         -
 Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions,
  net of taxes                                     -       (.72)         -
                                            --------   --------   --------
 Net earnings                               $   1.19   $   1.02   $   1.79
                                            ========   ========   ========

The notes to consolidated financial statements on pages 25 through 32 are an integral part of these statements.

------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION

                                                         December 31
                                                     -------------------
(in millions)                                          1994       1993
------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            $   45.1   $   78.1
Receivables, less allowances
 of $5.6 in 1994 and $4.5 in 1993                       205.9      215.2
Inventories
 Finished products                                       51.4       43.5
 Materials and work in process                           32.4       25.4
                                                     --------   --------
                                                         83.8       68.9
Prepaid expenses, taxes, and other current assets        27.3       12.8
                                                     --------   --------
TOTAL CURRENT ASSETS                                    362.1      375.0
OTHER ASSETS
Investment in and advances to partnership               109.4          -
Goodwill, less accumulated amortization
 of $15.1 in 1994 and $10.1 in 1993                     114.4      112.9
Miscellaneous                                           172.4      166.0
                                                     --------   --------
TOTAL OTHER ASSETS                                      396.2      278.9
NET PROPERTY, PLANT, AND EQUIPMENT                      523.9      558.5
                                                     --------   --------
TOTAL ASSETS                                         $1,282.2   $1,212.4
                                                     ========   ========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt                                      $   21.6   $   15.2
Accounts payable                                        109.1       84.5
Accrued compensation                                     31.3       26.3
Accrued formation and consolidation expenses             43.2          -
Other accrued expenses                                   51.7       46.2
Income taxes                                             17.4       17.4
                                                     --------   --------
TOTAL CURRENT LIABILITIES                               274.3      189.6
LONG-TERM DEBT                                          245.3      252.1
DEFERRED INCOME TAXES                                    56.8       58.1
ACCRUED POSTRETIREMENT BENEFITS                          95.2       94.2
OTHER LIABILITIES                                        66.4       67.8
COMMITMENTS AND CONTINGENT LIABILITIES                      -          -

SHAREHOLDERS' EQUITY
Preferred stock--par value $1.00 per share                0.4        0.4
 Capital in excess of par value of shares               194.0      195.7
 Unearned ESOP compensation                            (168.7)    (174.4)
                                                     --------   --------
                                                         25.7       21.7
Common stock--par value $.1875 per share;
 80,287,568 shares issued                                15.1       15.1
 Capital in excess of par value of shares                25.5       10.6
Retained earnings                                       840.6      819.2
Minimum pension liability adjustment                     (5.7)      (7.1)
Foreign currency translation adjustments                (39.3)     (49.3)
Common stock reacquired--at cost                       (317.7)    (259.6)
                                                     --------   --------
TOTAL SHAREHOLDERS' EQUITY                              544.2      550.6
                                                     --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $1,282.2   $1,212.4
                                                     ========   ========

The notes to consolidated financial statements on pages 25 through 32 are an integral part of these statements.

-------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                             December 31
                                                    ----------------------------
(in millions)                                         1994      1993      1992
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net earnings                                        $  97.1   $  85.6   $ 145.0
Adjustments to reconcile net earnings to
 cash provided by operating activities
 Extraordinary loss from retirement
  of debt                                                 -      10.6         -
 Cumulative effect of change in accounting for
  postretirement benefits other than pensions             -      56.5         -
 Formation and consolidation expenses                  68.2         -         -
 Depreciation and amortization                         89.2      86.5      80.6
 Equity in earnings of partnership                     (6.9)        -         -
 Noncurrent deferred income taxes                      (3.8)     (2.8)     17.2
 Other--net                                             6.8      10.4     (15.7)
 Changes in current assets and liabilities
  Receivables                                          10.2     (31.6)    (24.2)
  Inventories                                         (19.3)     (4.4)      3.4
  Accounts payable                                     22.8      15.4       2.0
  Other                                               (15.2)     29.7         -
                                                    -------   -------   -------
NET CASH PROVIDED BY OPERATING ACTIVITIES             249.1     255.9     208.3
                                                    -------   -------   -------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Additions to property, plant, and equipment          (125.6)   (117.8)   (131.0)
Business purchases                                    (20.4)        -         -
Investments in partnership                            (26.3)        -         -
Purchases of marketable securities and
 restricted investments                                   -    (210.2)   (228.9)
Sales of marketable securities and
 restricted investments                                   -     314.2     228.9
Proceeds from sale of business                          6.4      15.7       7.5
Other investing activities                              1.6      (1.4)     (0.4)
                                                    -------   -------   -------
NET CASH PROVIDED BY (USED FOR)
 INVESTING ACTIVITIES                                (164.3)      0.5    (123.9)
                                                    -------   -------   -------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Cash dividends, net of taxes                          (75.7)    (71.9)    (68.8)
Proceeds from long-term debt                            2.2       1.3      32.9
Payments of long-term debt                             (7.7)   (168.7)    (46.3)
Common stock reacquired                               (61.3)    (58.5)    (14.3)
Other financing transactions                           21.4       2.2       9.7
                                                    -------   -------   -------
NET CASH (USED FOR) FINANCING ACTIVITIES             (121.1)   (295.6)    (86.8)
Effect of foreign exchange rate changes
 on cash and cash equivalents                           3.3      (0.2)     (0.2)
                                                    -------   -------   -------
(Decrease) in cash
 and cash equivalents                                 (33.0)    (39.4)     (2.6)
Cash and cash equivalents at the
 beginning of the year                                 78.1     117.5     120.1
                                                    -------   -------   -------
CASH AND CASH EQUIVALENTS
 AT THE END OF THE YEAR                             $  45.1   $  78.1   $ 117.5
                                                    =======   =======   =======

The notes to consolidated financial statements on pages 25 through 32 are an integral part of these statements.

----------------------------------------------------------------------------------------------------------------------
STATEMENT OF CONSOLIDATED COMMON SHAREHOLDERS' EQUITY

(in millions)
----------------------------------------------------------------------------------------------------------------------
                                                Capital in               Minimum      Foreign         Common Stock
                                        Common  Excess of                Pension      Currency         Reacquired
                                        Stock   Par Value   Retained    Liability   Translation     Number
                                        Issued  of Shares   Earnings   Adjustment   Adjustments    of Shares     Cost
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1992               $15.1    $ 8.7      $731.4        $   -        $(23.9)         10.5   $(212.1)

 Net earnings                                                 145.0
 Dividends on preferred stock
  --net of tax                                                (10.0)
 Dividends on common stock
  ($0.84 per share)                                           (58.8)
 Treasury stock transactions                                                                             0.4     (14.3)
 Stock issued under option,
  benefit, and other plans                          0.9                                                 (0.6)     11.8
 Currency translation adjustments                                                        (26.5)
                                         -----    -----      ------         -----       ------         -----    -------
Balance at December 31, 1992              15.1      9.6       807.6            -         (50.4)         10.3    (214.6)

 Net earnings                                                  85.6
 Net loss by foreign
  subsidiaries in December 1992                                (2.1)
 Dividends on preferred stock
  --net of tax                                                (10.8)
 Dividends on common stock
  ($0.885 per share)                                          (61.1)
 Treasury stock transactions                                                                             1.7     (58.5)
 Stock issued under option,
  benefit, and other plans                          1.0                                                 (0.6)     13.5
 Minimum pension liability adjustment                                        (7.1)
 Currency translation adjustments                                                          1.1
                                         -----    -----      ------         -----       ------          ----   -------
Balance at December 31, 1993              15.1     10.6       819.2          (7.1)       (49.3)         11.4    (259.6)

 Net earnings                                                  97.1
 Dividends on preferred stock
  --net of tax                                                (11.0)
 Dividends on common stock
  ($0.945 per share)                                          (64.7)
 Treasury stock transactions                       12.3                                                  1.5     (67.4)
 Stock issued under option,
  benefit, and other plans                          2.6                                                 (0.5)      9.3
 Minimum pension liability adjustment                                         1.4
 Currency translation adjustments                                                         10.0
                                         -----    -----      ------         ------      ------          ----   -------
Balance at December 31, 1994             $15.1    $25.5      $840.6         $(5.7)      $(39.3)         12.4   $(317.7)
                                         =====    =====      ======         ======      ======          ====   =======

The notes to consolidated financial statements on pages 25 through 32 are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CONSOLIDATION POLICY--Nalco's consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. All intercompany balances and transactions are eliminated. In 1993, the fiscal year end of the consolidated foreign subsidiaries was changed from November 30 to December 31. As a result of the change, the Company recorded the results of its foreign operations for the month of December 1992 directly to retained earnings. Investments in the partnership and affiliated companies are reported on the equity method.

  CONCENTRATION OF CREDIT RISK--Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Management believes the likelihood of incurring material losses due to concentration of credit risk is remote. The principal financial instruments subject to credit risk are as follows:

  Cash and cash equivalents, short-term marketable securities - Nalco has a formal policy of placing these instruments in investment grade companies or financial institutions and limiting the size of an investment with any single entity.

  Receivables - A large number of customers in diverse industries and geographies, as well as the practice of establishing reasonable credit lines, limits credit risk. The allowances for doubtful accounts are adequate to cover potential credit risk losses.

  Foreign exchange contracts and derivatives - The Company has formal policies which establish credit limits and investment grade credit criteria of "A" or better for all counterparties.

  DERIVATIVES--Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

  FOREIGN CURRENCY TRANSLATION--The local currency has been designated as the functional currency in financial statements of companies which account for approximately 87 percent of total foreign subsidiary net assets at the end of 1994. These financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the currency translation adjustment account in shareholders' equity. The remaining subsidiaries operate in countries with highly inflationary environments and their statements are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations. The impact of foreign currency exchange transactions, included in interest and other income in 1994, 1993, and 1992, was not significant.

  INVENTORY VALUATION--Inventories are valued at the lower of cost or market. Approximately 51 percent of the inventories at the end of 1994 are valued using the last-in, first-out (LIFO) method. The remaining inventories are valued using the average cost or first-in, first-out (FIFO) method. If the FIFO method of accounting had been used for all inventories, reported inventory amounts would have been higher at December 31, 1994 and 1993 by $25 million and $35 million, respectively.

  During 1993 and 1992, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of these liquidations was not material.

  GOODWILL--Goodwill consists of costs in excess of the fair value of tangible net assets of acquired companies and is generally amortized over 40 years using the straight-line method. The Company annually evaluates whether the projected earnings and undiscounted cash flows of each of the acquired companies is sufficient to recover the carrying value of the net investment, including goodwill, in order to determine if an impairment has occurred. Management is currently of the opinion that no such impairment exists.

  INCOME TAXES--In 1992, the provision for deferred income taxes represents the tax effect of differences in the timing of income and expense recognition for tax and financial reporting purposes. The provision for deferred income taxes in 1994 and 1993 was determined pursuant to the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under this statement, the provision for deferred income taxes represents the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases.

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

  The costs of health and life insurance postretirement benefits were charged against earnings as paid in years prior to 1993. Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and the costs of providing such benefits are accrued as earned. Annual expense represents a combination of interest and service cost provisions. Most postretirement benefits are not funded.

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

  Operating earnings represent sales less cost of products sold and operating expenses. In computing operating earnings, none of the following items is considered: general corporate expenses, interest income or expense, equity in earnings of partnership and affiliated companies, or income taxes.

  Identifiable assets are those directly associated with operations of the geographic area. Corporate assets consist mainly of cash and cash equivalents; marketable securities; investments in unconsolidated partnership, affiliates, and leveraged leases; and capital assets used for corporate purposes.

GEOGRAPHIC AREA DATA
(in millions)                                   1994       1993       1992
---------------------------------------------------------------------------
SALES
North America                                $  886.9   $  915.1   $  883.7
Europe                                          288.9      315.6      346.5
Latin America                                    72.2       66.4       60.7
Pacific                                         127.7      116.7      108.2
Sales between areas                             (30.1)     (24.4)     (24.6)
                                             --------   --------   --------
                                             $1,345.6   $1,389.4   $1,374.5
                                             ========   ========   ========
OPERATING EARNINGS
North America                                $  181.6   $  216.9   $  211.3
Europe                                          (10.2)      41.8       48.9
Latin America                                     9.3       11.4       10.0
Pacific                                          14.3       14.4       14.4
Expenses not allocated to areas                 (20.3)     (21.6)     (24.3)
                                             --------   --------   --------
                                             $  174.7   $  262.9   $  260.3
                                             ========   ========   ========
IDENTIFIABLE ASSETS
North America                                $  485.2   $  566.6   $  562.2
Europe                                          245.2      227.4      225.5
Latin America                                    66.9       45.4       42.7
Pacific                                         147.9      126.3      124.7
Corporate                                       337.0      246.7      395.5
                                             --------   --------   --------
                                             $1,282.2   $1,212.4   $1,350.6
                                             ========   ========   ========

  Amounts for North America sales in the tabulation above include exports to the following areas:

(in millions)                                   1994        1993      1992
---------------------------------------------------------------------------
Latin America                                  $21.9       $19.2      $16.0
All other                                        7.3        13.0       12.0
---------------------------------------------------------------------------

  The decrease in operating earnings in 1994 was mainly attributable to the pretax provision of $68 million for formation and consolidation expenses. (See
Note 3). Of that amount, approximately $34 million was included in European operations.

NOTE 3--FORMATION AND CONSOLIDATION EXPENSES

The Company adopted a worldwide consolidation plan for manufacturing and support operations during 1994, primarily as a result of the formation of Nalco/Exxon discussed in Note 11. The production volume reduction caused by redundancies associated with the joint venture formation required the Company to downsize, close, and consolidate operations. The Company's South Chicago plant will be closed, and several European manufacturing and support operations will also be closed or downsized. In addition, certain support functions will be regionalized on a pan-European basis in order to more efficiently serve customers. Certain redundant assets that were not contributed to the joint venture will be scrapped and written down to net realizable value, and assets associated with other programs will be written off. All of these activities are in process, and should be largely completed by the end of 1995.

  As a result of these plans, the Company recorded a pretax provision of $68 million ($54 million after tax, or 70 cents per share on a fully diluted basis). Included in this provision is the cost of termination benefits for the elimination of over 400 positions, primarily in the United States and Europe, including manufacturing and support personnel, which will require approximately $27 million in cash. Costs associated with facility closings and the disposition of assets that are no longer productive total approximately $24 million, including $21 million for non-cash asset write-offs and $3 million in cash payments associated with asset disposals. The remaining $17 million of the pretax costs represents anticipated cash payments for post-closure plant environmental remediation, legal and consulting fees, and other exit costs. The Company anticipates that cash expenditures will be funded through operating cash flows. A tax benefit of $14 million, net of tax costs associated with the contribution of assets to various joint venture entities, was included in the Company's 1994 income tax provision related to the formation and consolidation expenses.

  As of December 31, 1994, $25 million had been charged against the provision for formation and consolidation expenses and over 300 employees had been terminated. The following table sets forth the details of activity for 1994:


                              1994      Cash     Noncash      Balance at
(in millions)                Accrual  Payments   Charges   December 31, 1994
----------------------------------------------------------------------------
Termination benefits           $27.0    $ (9.4)   $    -         $17.6
Asset write-downs               23.7         -     (10.6)         13.1
Nalco/Exxon formation            2.0      (2.0)        -             -
Legal and consulting             6.3      (3.0)        -           3.3
Environmental remediation        9.2         -         -           9.2
----------------------------------------------------------------------------

Total                          $68.2    $(14.4)   $(10.6)        $43.2
------------------------------==============================================

NOTE 4--PENSION PLANS

The Company has several noncontributory defined benefit pension plans covering most employees in the United States and those with eight foreign subsidiaries. The principal domestic plan represents approximately 66 percent of the projected benefit obligation (PBO) and 80 percent of the total market value of assets. This plan provides benefits that are based on years of service and the employee's highest paid 48 months during the last 120 months before termination of employment. Approximately 94 percent of the assets in the plan at December 31, 1994 was invested in stocks, bonds, and insurance contracts, and the remaining assets were invested in professionally managed real estate trusts and partnerships. Due to the present funded position of the plan, no contributions have been made since 1984, and none are anticipated in 1995. Four of the eight foreign pension plans are unfunded, generally because amounts contributed are not deductible for tax purposes.

  Employees in the United States whose pension benefits exceed ERISA limitations are covered by a supplementary non-qualified, unfunded pension plan which is being provided for by charges to earnings sufficient to meet the projected benefit obligation. The accruals for the cost of this plan are based on substantially the same actuarial methods and economic assumptions as those used for the principal plan.

  Net pension expense for all defined benefit plans included in operating results was comprised of:

(in millions)                                     1994     1993     1992
-------------------------------------------------------------------------
Service cost for benefits earned                 $ 17.4   $ 16.4   $ 15.9
Interest costs on the PBO                          24.3     23.1     24.5
Actual return on plan assets                       (0.2)   (41.7)   (22.5)
Net amortizations and deferrals                   (23.7)    17.1     (4.3)
                                                 ------   ------   ------
Net pension expense for defined benefit plans    $ 17.8   $ 14.9   $ 13.6
                                                 ======   ======   ======

  Assumptions for the plans as of the end of the last three years were as follows:

                                                     U.S. Plans
                                            -----------------------------
                                               1994      1993      1992
-------------------------------------------------------------------------
Weighted-average discount rates                 9.0%      7.5%       8.5%
Rates of increase in compensation levels        4.8       4.8        6.3
Rates of return on plan assets                  9.0       9.0       10.0
-------------------------------------------------------------------------
                                                      Foreign Plans
                                            -----------------------------
                                              1994     1993       1992
-------------------------------------------------------------------------
Weighted-average discount rates             7.0-9.0%  6.5-9.0%  7.0-10.0%
Rates of increase in compensation levels    4.5-6.5   4.5-6.5   5.0- 8.0
Rates of return on plan assets              7.0-9.5   7.0-9.5   7.0-10.0
-------------------------------------------------------------------------

  The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which assets exceed the accumulated benefit obligation (ABO):

                                                 December 31
                                              ----------------
(in millions)                                  1994     1993
--------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation                    $159.1   $178.1
 Non-vested benefit obligation                  15.6      3.4
                                              ------   ------
 Total ABO                                     174.7    181.5
 Effect of future salary increases              59.3     90.9
                                              ------   ------
 Total PBO                                     234.0    272.4
Plan assets at fair market value               271.3    278.2
                                              ------   ------
Plan assets in excess of the PBO                37.3      5.8
Unrecognized net (asset)
 from date of adoption                         (28.2)   (32.0)
Unrecognized prior service cost                 12.2     15.4
Unrecognized net actuarial (gains) losses       (4.2)    21.8
                                              ------   ------
Net pension assets recognized                 $ 17.1   $ 11.0
                                              ======   ======

  The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which the ABO exceeds assets:

                                                December 31
                                             ----------------
(in millions)                                 1994     1993
-------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation                   $ 21.2   $ 25.9
 Non-vested benefit obligation                  2.7      2.2
                                             ------   ------
 Total ABO                                     23.9     28.1
 Effect of future salary increases             11.8     13.2
                                             ------   ------
 Total PBO                                     35.7     41.3
Plan assets at fair market value                  -      3.4
                                             ------   ------
Plan assets (less) than the PBO               (35.7)   (37.9)
Unrecognized net liability
   from date of adoption                        3.1      4.1
Unrecognized prior service cost                 8.3      7.5
Unrecognized net actuarial losses              13.5     15.9
Adjustment to recognize minimum liability     (19.9)   (20.5)
                                             ------   ------
Net pension (liabilities) recognized         $(30.7)  $(30.9)
                                             ======   ======


  In accordance with Statement of Financial Accounting Standards No. 87 (SFAS
87), "Employers' Accounting for Pensions," the Company has recorded a minimum pension liability for certain plans, representing the excess of the ABO over plan assets and accrued pension costs. A corresponding amount was recognized as an intangible asset, except to the extent that these additional liabilities exceeded related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities was charged directly to shareholders' equity. For 1994 and 1993, the excess minimum pension liability resulted in after-tax charges to shareholders' equity of $6 million and $7 million, respectively.

NOTE 5--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Nalco has defined benefit postretirement plans that provide medical, dental, and life insurance benefits for substantially all United States retirees and eligible dependents. Nalco retains the right to change or terminate these benefits. Effective January 1, 1993, the Company implemented, on the immediate recognition basis, Statement of Financial Accounting Standards No. 106 (SFAS
106), "Employers' Accounting for Postretirement Benefits Other than Pensions." This statement requires that the cost of these benefits be recognized in the financial statements during an employee's active working career with the Company. Nalco's previous practice was to expense these costs as incurred.

  The adoption of SFAS 106 resulted in a noncash charge of $57 million, net of $33 million of income tax benefits in 1993.

  The postretirement benefit expense totaled $10 million each year for 1994 and 1993 and included $3 million for service cost of benefits earned and $7 million for interest cost on the accumulated postretirement benefit obligation.

  Costs of these benefits were $2 million in 1992 and were funded from current Company cash flows and charged to earnings as claims were paid.

  The components of the accrued postretirement benefit liability as of the end of the last two years were as follows:

(in millions)                                                                1994    1993
-----------------------------------------------------------------------------------------
Actuarial present value of postretirement
 benefit obligations:
   Retirees                                                                 $37.3   $41.6
   Fully eligible active plan participants                                    8.9    12.2
   Other active plan participants                                            25.4    34.8
                                                                            -----   -----
Accumulated postretirement benefit obligation                                71.6    88.6
Unrecognized net gain                                                        26.4     8.3
                                                                            -----   -----
Accrued postretirement benefit liability                                     98.0    96.9
Less current portion                                                          2.8     2.7
                                                                            -----   -----
Noncurrent liability                                                        $95.2   $94.2
                                                                            =====   =====

  The assumptions used to measure the accumulated postretirement benefit obligation are as follows:

                                                                             1994    1993
-----------------------------------------------------------------------------------------
 Weighted-average discount rate                                               9.0%    7.5%
 Health care cost trend rate                                                 11.0    11.5

  The health care cost trend rate will decrease 0.5 percent per year to an ultimate rate of 5.5 percent. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1994 postretirement benefit expense by approximately $2 million and would have increased the 1994 accumulated postretirement benefit obligation by $12 million.

NOTE 6--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Nalco established an ESOP in 1989 to give most United States employees an additional opportunity to share in the ownership of the Company's stock. Preferred shares are allocated to eligible employees based on a percentage of pretax earnings.

  Selected information about the ESOP is as follows:

(dollars in millions, shares in thousands)     1994   1993   1992
------------------------------------------------------------------
Preferred stock dividends                     $ 15.6  $15.7  $15.9
Interest expense on ESOP debt                   10.6   10.3   11.1
ESOP benefit expense                             1.9    1.2    0.9
ESOP contribution payments                         -      -      -
Preferred shares at year end:
 Allocated                                      88.0
 Committed-to-be-released                       23.9
 Suspense                                      292.3
------------------------------------------------------------------

NOTE 7--LEASE COMMITMENTS AND RENTAL EXPENSE

Nalco has a number of operating leases for office space and equipment. Rental expense amounted to $14 million in both 1994 and 1993, and $15 million in 1992. Future minimum payments under noncancellable operating leases as of December 31, 1994 are not material.

NOTE 8--STOCK OPTION, RESTRICTED STOCK, AND PERFORMANCE PLANS

Nalco's 1990 Stock Option Plan for key management employees authorized the granting of stock options for the purchase of up to 6,000,000 shares of Nalco common stock. Nalco's 1982 Stock Option Plan authorized the granting of either incentive stock options or non-qualified options for the purchase of up to 6,000,000 shares of Nalco's common stock. No additional grants will be made under the 1982 plan. The option price under both plans cannot be less than the fair market value on the date of grant. Options granted since 1989 become exercisable ratably over the three years following the grant date, and will expire 10 years after the date granted. Options granted prior to 1989 have a term of 10 years, and were exercisable upon grant. Options may be exercised in whole or in part for cash, shares of common stock, or a combination thereof.

  The changes in shares under option to employees are summarized as follows:

                                                  1994        1993        1992
--------------------------------------------------------------------------------
At beginning of year                           4,259,477   4,348,644   3,205,028
Options granted - average price per share
 1994-$35.37; 1993-$36.31; 1992-$36.00           403,700     491,600   1,776,220
Options exercised - average price per share
 1994-$17.70;1993-$17.81; 1992-$16.75           (413,655)   (518,734)   (601,004)
Options expired or cancelled                     (82,299)    (62,033)    (31,600)
At end of year - average price per share
 1994-$29.67; 1993-$28.09; 1992-$26.03         4,167,223   4,259,477   4,348,644
Options exercisable at end of year             3,019,179
--------------------------------------------------------------------------------

  The 1990 Stock Option Plan for Non-Employee Directors authorizes the granting of stock options to outside directors for the purchase of up to 500,000 common shares. The option price under the plan cannot be less than the fair market value on the date of the grant and options expire 10 years from the grant date. A total of 36,000 options was granted under the directors' plan during 1994 at an option price of $32.69 per share, a total of 36,000 options was granted under the directors' plan during 1993 at an option price of $32.94 per share, and a total of 32,000 options was granted under the directors' plan during 1992 at an option price of $33.25 per share. These options were exercisable upon grant, but none have yet been exercised.

  A Restricted Stock Plan for key management employees provided for the grant of "share units" which, upon vesting, are paid in shares of Nalco common stock on a one-for-one basis. One-half of the units granted normally vest five years from the date of award, and the remaining half vest at retirement, if the grantee retires directly from Nalco under the Retirement Income Plan. However, all of these contingent share units vest automatically in the event of death, disability, or in the event of a change in control of the Company. There were 68,220 share units outstanding at December 31, 1994.

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

  Charges to earnings for all plans aggregated $1 million, $4 million, and $5 million in 1994, 1993, and 1992, respectively.

NOTE 9--INCOME TAXES

Effective January 1, 1993, Nalco adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 was not material.

  The sources of earnings from operations before income taxes were as follows:

(in millions)     1994    1993    1992
---------------------------------------
Domestic         $171.1  $182.6  $165.9
Foreign             5.3    67.2    72.4
---------------------------------------
Total            $176.4  $249.8  $238.3
-----------------======  ======  ======

  The significant decrease in foreign source earnings in 1994 is primarily attributable to formation and consolidation expenses. (See Note 3).

  The components of income tax provisions attributable to earnings from consolidated operations are summarized as follows:

(in millions)     1994   1993   1992
-------------------------------------
Current
 Federal         $ 55.1   $55.3  $32.1
 State             12.7     9.5    6.5
 Foreign           28.7    26.8   36.9
                 ------   -----  -----
                   96.5    91.6   75.5
                 ------   -----  -----
Deferred
 Federal           (3.4)    3.0   13.6
 State             (0.5)    0.8    2.8
 Foreign          (13.3)    1.7    1.4
                 ------   -----  -----
                  (17.2)    5.5   17.8
                 ------   -----  -----
Total            $ 79.3   $97.1  $93.3
                 ======   =====  =====

  Current foreign taxes listed above include taxes withheld by foreign governments on distributions from subsidiaries and affiliates (principally dividends and service fees). Current foreign taxes in 1994 also include $11.3 million of taxes on partnership formation.

  Nalco made income tax payments of $92 million, $87 million, and $77 million during 1994, 1993, and 1992, respectively.

  The effective income tax rate varies from the federal statutory rate because of the factors indicated below:

                                                    1994    1993     1992
-------------------------------------------------------------------------
Statutory U.S. federal tax rate                     35.0%    35.0%    34.0%
State income taxes, net
 of federal tax benefit                              4.5      2.7      2.6
Foreign taxes on formation
 and consolidation                                   5.7        -        -
Foreign earnings subject to
 higher (lower) rates                               (0.4)     0.6      2.0
Other                                                0.1      0.6      0.6
                                                    ----   ------   ------
Effective tax rate                                  44.9%    38.9%    39.2%
                                                    ====   ======   ======

  Details of the 1994 and 1993 deferred tax assets and liabilities are as follows:

(in millions)                                                 1994     1993
---------------------------------------------------------------------------
 Deferred tax assets:
    Postretirement benefits                                 $ 42.3   $ 39.1
    Formation and consolidation expenses                      15.2        -
    Early retirement of debt                                     -      5.1
    Other                                                     32.6     27.0
                                                            ------   ------

    Total                                                     90.1     71.2
                                                            ------   ------

 Deferred tax liabilities:
    Depreciation                                              74.4     72.0
    Leveraged lease investments                               34.8     35.6
    Other                                                     15.7     14.1
                                                            ------   ------

    Total                                                    124.9    121.7
                                                            ------   ------

 Net deferred tax liability                                 $ 34.8   $ 50.5
                                                            ======   ======


Included in:
 Prepaid expenses, taxes,
    and other current assets                                $(13.4)  $    -
 Income taxes                                                 (8.6)    (7.6)
 Deferred income taxes                                        56.8     58.1
                                                            ------   ------

                                                            $ 34.8   $ 50.5
                                                            ======   ======

  SFAS 109 specifies that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. No valuation allowance was necessary as a result of management's evaluation of the likelihood that all of the deferred tax assets will be realized.

NOTE 10--ACQUISITIONS

In October 1994, the Company purchased the remaining 60 percent of the common shares of Nalcomex, S.A. de C.V. in Mexico for $18 million. The purchase price exceeded the fair value of the net assets acquired by $9 million. Nalcomex provides Nalco's water treatment and specialty process chemicals to customers. Nalco already owned 40 percent of the common shares of Nalcomex and had been accounting for earnings on the equity basis. The operations of this former affiliated company were consolidated effective October 1994.

  The pro forma impact as if this acquisition had occurred at the beginning of 1993 is not significant.

NOTE 11--INVESTMENT IN AND ADVANCES TO PARTNERSHIP

The Company's investment in partnership consists of its 60 percent interest in Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon), a joint venture partnership which was formed on September 1, 1994. In connection with the formation of Nalco/Exxon, the Company invested cash of $26 million and transferred inventories of $13 million; property, plant, and equipment of $70 million; and employee related liabilities of $20 million. The assets transferred consisted of Nalco's U.S. Petroleum Chemicals Division and certain petroleum chemical product lines of its international operations, while Exxon transferred similar assets to the joint venture. It is anticipated that the partners will transfer additional assets to the joint venture in 1995, the total of which is not expected to be significant.

  All significant management decisions of the joint venture require agreement by both the Company and Exxon. In addition, certain provisions of the joint venture agreement provide Exxon with an option to cause Nalco/Exxon to redeem a portion of the Company's interest in Nalco/Exxon such that subsequent to such redemption, the Company and Exxon shall share equally in the results of the joint venture. As a result of the Company not exercising control over Nalco/Exxon, its investment in the joint venture is accounted for by the equity method.

  The Company's equity in earnings of Nalco/Exxon for its initial four months of operations was:

(in millions)                               1994
-------------------------------------------------
Nalco/Exxon:
   Net sales                               $156.0
   Earnings before income taxes              12.8
   Net income                                10.7
Nalco's equity interest                        60%
                                           ------
Nalco's equity in net income                  6.4
Amortization and income preference, net       0.5
                                           ------
Equity in earnings of partnership          $  6.9
                                           ======

  The Company's investment in Nalco/Exxon at December 31, 1994 included $3.3 million for the net excess of the Company's investment over its equity in the joint venture's net assets which is being amortized to equity earnings over the life of the related assets. In addition, the Company received a 10 percent earnings preference in 1994 which has been included in equity earnings.

  Condensed balance sheet information for the Nalco/Exxon joint venture at December 31, 1994 was as follows:

(in millions)
----------------------------------------
Current assets                    $137.8
Noncurrent assets                  104.3
Current liabilities                 44.8
Noncurrent liabilities              33.7
----------------------------------------

  The Company entered into a four year agreement with Nalco/Exxon to provide certain administrative services to the partnership. Fees earned by the Company in 1994 were $5 million.

  In the normal course of business, the Company supplies Nalco/Exxon with certain products, and purchases certain products from Nalco/Exxon. These transactions are generally at cost and were not significant in 1994.

NOTE 12--FINANCE SUBSIDIARIES

Nalco has four finance subsidiaries, one wholly-owned and three 80%-owned, which were established to increase the return on financial assets. These subsidiaries are the lessor of a diversified portfolio of leveraged leases involving creditworthy lessees. Amounts related to the finance subsidiaries which are included in the Statements of Consolidated Financial Condition and Earnings are as follows:

(in millions)                      1994   1993   1992
------------------------------------------------------
AT YEAR END
Leveraged lease investments        $44.1  $44.6  $43.9
Current liabilities                  1.7    1.8    1.6
Deferred income taxes and other     34.8   35.6   35.9
                                   -----  -----  -----
Net assets                         $ 7.6  $ 7.2  $ 6.4
                                   -----  -----  -----
FOR THE YEAR
Net earnings                       $ 1.4  $ 1.5  $ 1.0
Dividends received by Nalco          0.3    0.3    0.3
------------------------------------------------------

  Investments in leased property represent future rentals and residuals, net of nonrecourse debt. The leased assets are financed primarily by nonrecourse loans which are secured by the lessees' rental obligations and the leased property, but ownership of the property is retained by the finance subsidiaries. Such loans amounted to approximately $56 million at December 31, 1994 and $59 million at December 31, 1993. Income from leveraged lease transactions is reported on the financing method, which requires income recognition over the life of the lease at a level rate of return on the positive net investment.

NOTE 13--PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method. The estimated useful lives of the major classes of depreciable assets are as follows: buildings 15 to 40 years; equipment 3 to 15 years.

  Property, plant, and equipment consists of the following:

(in millions)                           1994       1993
---------------------------------------------------------
Land                                  $   37.6   $   39.1
Buildings                                208.3      215.2
Equipment                                821.2      875.6
                                      --------   --------
                                       1,067.1    1,129.9
Allowances for depreciation             (543.2)    (571.4)
                                      --------   --------
Net property, plant, and equipment    $  523.9   $  558.5
--------------------------------------========   ========

NOTE 14--DEBT

Long-term debt consists of the following:

(in millions)             1994    1993
---------------------------------------
ESOP loans               $174.1  $179.9
Other                      71.2    72.2
                         ------  ------
Total                    $245.3  $252.1
                         ======  ======

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

  The $71 million in other long-term debt includes $41 million owed by two foreign subsidiaries at variable interest rates. The balance was borrowed by the parent company and various foreign subsidiaries.

  Interest paid by Nalco was $20 million, $33 million, and $44 million in 1994, 1993, and 1992, respectively.

  The following table presents the projected annual maturities of long-term debt for the next five years after 1994:

   (in millions)
   --------------------
   1995           $ 5.8
   1996            72.8
   1997            16.7
   1998            15.9
   1999            12.0

  The amounts above include approximately $102 million in maturities related to the ESOP loans. The ESOP is required to repay principal on its loan from Nalco annually in order to allocate shares to participants. This loan matures for Nalco in 1996.

  For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco has a $260 million Revolving Credit Agreement with ten banks. This agreement is structured as a five-year revolving credit. Borrowings under the credit agreement would be at rates which, at Nalco's option, vary with the prime rate, CD rate, LIBOR, or money market rates. The credit line carries a facility fee of .15 percent. The credit arrangements were unused at December 31, 1994.

NOTE 15--SHAREHOLDERS' EQUITY

Information on preferred and common shares is summarized in the following table:

(dollars in millions, except per share amounts)    1994   1993
---------------------------------------------------------------
Preferred stock, par value $1.00 per share;
 authorized 2,000,000 shares;
   Series B ESOP Convertible
     Preferred Stock--outstanding;
     404,224 shares-1994 and 407,806
     shares-1993                                   $ 0.4  $ 0.4
   Series A Junior Participating
     Preferred Stock--none issued
Common stock, par value $.1875 per share;
 authorized 200,000,000 shares;
   issued 80,287,568 shares                         15.1   15.1
---------------------------------------------------------------

  There were 12,387,441 shares and 11,383,105 shares held in treasury at December 31, 1994 and 1993, respectively.

  In 1993, Nalco's Board of Directors authorized the repurchase of up to 2 million shares of the Company's common stock. During 1994, the repurchase of those shares was completed and the Board of Directors authorized the repurchase of an additional 2 million shares.

  The Company issued 415,800 shares of preferred stock to the ESOP in 1989 for $481.00 per share, the preference price upon liquidation. This preferred stock ranks senior to Series A Junior Participating Stock and common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of Nalco. Dividends on each share of preferred stock are cumulative and will be paid quarterly at the rate of 8 percent or $38.48 per annum. Full conversion of preferred shares occurs upon a holder's retirement or separation of service from the Company, and effective in 1999 participants in the ESOP may partially convert their stock upon reaching age 55. The conversion ratio and number of votes per share of preferred stock are subject to adjustment under certain conditions. The preferred stock entitles a participant to 20 votes per share, voting together with the holders of common stock and initially was convertible into 20 shares of common stock. The shares of preferred stock are redeemable by Nalco at $500.24 per share, and at prices declining annually to $481.00 per share on or after May 15, 1997. Also, the shares of preferred stock may be required to be redeemed by Nalco under certain circumstances. During 1994, 3,582 preferred shares were converted to 72,212 common shares of Nalco stock. During 1993 and 1992, 3,226 and 3,005 preferred shares were converted to 61,566 and 60,082 common shares, respectively. Approximately 8,300,000 common shares have been reserved for the conversion of preferred stock.

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

NOTE 16--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Nalco has limited involvement with derivative financial instruments and does not trade them. The Company does use derivatives to fix the cost of issuing debt and to manage well defined interest rate and foreign exchange exposures.

      Notional Amounts and Credit Exposures of Derivatives

      The notional amounts of derivatives summarized below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate primarily to interest rates and foreign exchange rates.

        The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings.

      Interest Rate Risk Management

      Interest rate swap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. As of December 31, 1994 and 1993, the Company was a counterparty to six interest rate swaps:

      1. One interest rate swap with a notional value of $88 million fixes interest payments on $88 million of floating rate ESOP notes at 7.3 percent until February 1999. The average interest rate received on this interest rate swap was 3.5% and 2.6% in 1994 and 1993, respectively.

      2. Three interest rate swaps entered into in 1991 were designed to fix interest rate payments at 8.5 percent on $160 million of floating rate debt used to acquire affiliated companies in that year. In 1993, with cash from the sale of other subsidiaries, Nalco elected to repay the $160 million of debt, and therefore entered into two interest rate swaps with an aggregate notional value of $160 million which offset the three 1991 interest rate swaps. Nalco received 4.6 percent on these two swaps. All five of these agreements mature in March 1996. The average interest rate received on the 1991 interest rate swaps and the average rate paid on the 1993 interest rate swaps was 4.4% in 1994 and 3.2% in 1993.

      Foreign Exchange Risk Management

      The Company enters into various types of foreign exchange contracts in managing its intercompany foreign exchange risk, including currency swaps and forward exchange contracts.

        The Company's currency swap agreements were designed to hedge foreign currency intercompany loans that have maturities up to six years. Gains and losses related to these swaps are offset with gains and losses on the underlying foreign currency loans. Forward exchange contracts are used to hedge various intercompany transactions with foreign subsidiaries and usually have maturities of six months, but occasionally may mature in one year.

        The Company had foreign exchange contracts with a notional value of $160 million and $158 million at December 31, 1994 and 1993, respectively.

        Deferred realized and unrealized gains and losses from firm foreign currency commitments, based on dealer-quoted prices, are included in the Statements of Consolidated Financial Condition as either miscellaneous other assets or accounts payable. They are recognized in earnings as part of the underlying transaction when it is recognized. The net deferred realized and unrealized loss was $0.5 million at both December 31, 1994 and 1993.

NOTE 17--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1994 and 1993:

                                     1994              1993
                               ----------------------------------
                               Carrying   Fair   Carrying   Fair
(in millions)                   Amount   Value    Amount   Value
-----------------------------------------------------------------
Nonderivatives:
 Cash and cash equivalents       $ 45.1  $ 45.1    $ 78.1  $ 78.1
 Short-term debt                   21.6    21.6      15.2    15.2
 Long-term debt                   245.3   246.3     252.1   261.0
Derivatives:
 Miscellaneous other assets         8.7     5.3      12.1     9.4
 Other liabilities                  9.0    12.4      14.7    24.4
-----------------------------------------------------------------

  The following methods and assumptions were used to estimate the fair values of financial instruments:

  Cash and cash equivalents - The carrying amount approximates fair value because of the short-term maturities of such instruments.

  Short-term debt - The carrying amount approximates fair value because of the short-term maturities of such instruments.

  Long-term debt - The carrying amount of term borrowings at variable interest rates approximates fair value. The fair value of the Company's fixed-rate ESOP borrowings was estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements.

  Derivatives - The fair value of derivatives, including currency swaps, foreign currency forward exchange contracts, and interest rate swaps was estimated based on current settlement prices, quoted market prices of comparable contracts, and pricing models or formulas using current assumptions.

NOTE 18--CONTINGENCIES AND LITIGATION

Nalco has been named as a potentially responsible party (PRP) by the Environmental Protection Agency (EPA) or state enforcement agencies at 12 waste sites where some financial contribution is or may be required.

  These agencies have also identified many other parties who may be responsible for clean-up costs at the waste disposal sites. Nalco's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on Nalco up to the present, nor is it anticipated that there will be in the future, as a result of these matters. Nalco has and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. As of December 31, 1994, the Company had undiscounted reserves of approximately $2 million for the maximum amount of known environmental clean-up costs. The Company's 1994 expenditures relating to environmental compliance and clean-up activities were not significant. These environmental reserves represent management's current estimate of its proportional clean-up costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to clean-up activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position.

  Nalco provided $9 million for estimated post-closure costs at 15 locations for site remediation as part of the formation and consolidation plan described in
Note 3. These facilities, which were used for manufacturing and/or warehousing, will be prepared for disposal or alternative uses. The Company also retained some liability for potential future environmental costs at active locations contributed to Nalco/Exxon.

  It is the Company's policy to accrue for estimated post-closure and site remediation costs when the decision has been made by management to close a facility.

  In the ordinary course of its business, Nalco is also a party to a number of lawsuits and is subject to various claims, the outcome of which, in the opinion of management, should not have a material effect on the consolidated financial position of Nalco.

QUARTERLY SUMMARY (UNAUDITED)
                                                 1994                                    1993
                                 ------------------------------------  ------------------------------------
(Dollar amounts in millions,       FIRST   SECOND    THIRD     FOURTH     First    Second    Third   Fourth

except per share figures)        QUARTER  QUARTER  QUARTER    QUARTER   Quarter   Quarter  Quarter  Quarter
-----------------------------------------------------------------------------------------------------------

Sales                             $336.2  $ 352.0  $ 343.4   $ 314.0   $ 339.0   $ 347.5  $ 354.0  $ 348.9

Gross earnings                     185.8    193.7    190.9     176.3     188.9     195.7    199.1    196.8

Earnings from operations            33.8     33.1      7.5*     22.7*     35.1      38.1     38.7     40.8

Extraordinary loss from
retirement of debt                     -        -        -         -     (10.6)        -        -        -

Cumulative effect of
accounting change                      -        -        -         -     (56.5)        -        -        -

Net earnings (loss)                 33.8     33.1      7.5*     22.7*    (32.0)     38.1     38.7     40.8

Per common share
Earnings-fully diluted
 Earnings from operations            .42      .41      .08       .28       .43       .46      .48      .51
 Extraordinary loss and
  accounting change                    -        -        -         -      (.85)        -        -        -
 Net earnings (loss)                 .42      .41      .08       .28      (.42)      .46      .48      .51

Dividends                           .225      .24      .24       .24       .21      .225     .225     .225

Market price
 High                             37 7/8   34 1/2   34 7/8        34    37 3/8    36 3/8   36 3/8   37 7/8
 Low                                  33       31   29 3/4    31 1/4    32 1/2    31 1/4   32 1/2   30 1/4
----------------------------------------------------------------------------------------------------------

* Includes an after tax charge for formation and consolidation expenses of $35.5 million and $18.5 million in the third and fourth quarters of 1994, respectively.

----------------------------------------------------------------------------------------------------------------------------------
ELEVEN YEAR SUMMARY
(Dollar amounts in millions
except per share figures)                                                                               1994       1993       1992
----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                                           $1,345.6   $1,389.4   $1,374.5
Operating costs and expenses
  Cost of products sold                                                                                598.9      608.9      611.5
  Selling and service                                                                                  409.6      414.3      401.4
  Research and development                                                                              46.4       50.4       48.0
  Administrative and general                                                                            47.8       52.9       53.3
  Formation and consolidation                                                                           68.2          -          -
----------------------------------------------------------------------------------------------------------------------------------
Total Operating Costs and Expenses                                                                   1,170.9    1,126.5    1,114.2
----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                                                     174.7      262.9      260.3
Interest and other income                                                                               16.6       14.4       18.3
Interest expense                                                                                       (21.8)     (27.5)     (40.3)
Equity in earnings of partnership                                                                        6.9          -          -
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                                                                       176.4      249.8      238.3
Income taxes                                                                                            79.3       97.1       93.3
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                                                     97.1      152.7      145.0
Earnings (loss) from discontinued operations                                                               -          -          -
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY LOSS AND
  EFFECT OF ACCOUNTING CHANGE                                                                           97.1      152.7      145.0
Extraordinary loss from retirement of
  debt, net of taxes                                                                                       -      (10.6)         -
Cumulative effect of change in accounting
  for postretirement benefits other than
  pensions, net of taxes                                                                                   -      (56.5)         -
----------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                                        $   97.1   $   85.6   $  145.0
----------------------------------------------------------------------------------------------------==============================
PER SHARE OF COMMON STOCK
Earnings from continuing operations--primary                                                        $   1.25   $   2.03   $   1.90
Discontinued operations                                                                                    -          -          -
Extraordinary item                                                                                         -       (.15)         -
Accounting change                                                                                          -       (.81)         -
Net earnings                                                                                            1.25       1.07       1.90
Net earnings--fully diluted                                                                             1.19       1.02       1.79
Cash dividends paid                                                                                     .945       .885        .84
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Earnings as a percent to sales*                                                                          7.2%      11.0%      10.5%
Earnings as a percent to shareholders' equity*                                                          17.5       28.6       25.7
Effective income tax rate*                                                                              44.9       38.9       39.2
Common stock dividends paid as a percent to earnings*                                                   66.6       40.0       40.6
Research and development expenses as a percent to sales*                                                 3.4        3.6        3.5
Current ratio                                                                                       1.3 to 1   2.0 to 1   2.5 to 1
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
Working capital                                                                                     $   87.8   $  185.4   $  314.3
Total assets                                                                                         1,282.2    1,212.4    1,350.6
Property, plant, and equipment (cost)                                                                1,067.1    1,129.9    1,044.2
Long-term debt                                                                                         245.3      252.1      413.8
Deferred income taxes                                                                                   56.8       58.1      107.3
Shareholders' equity                                                                                   544.2      550.6      576.3
----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Working capital provided from operations                                                            $  250.1   $  245.6   $  226.7
Capital investments                                                                                    125.6      117.8      131.0
Depreciation and amortization*                                                                          89.2       86.5       79.4
Dividends on common stock                                                                               64.7       61.1       58.8
Cost of common stock repurchased                                                                        61.3       58.5       14.3
Wages, salaries, commissions, and benefits                                                             411.1      413.6      403.7
Common shares outstanding at year end (thousands)                                                     67,900     68,905     70,021
Market price per share of common stock at year end                                                  $  33.50   $  37.50   $ 34.625
Number of common shareholders of record                                                                6,005      6,111      6,129
Number of employees at year end                                                                        5,601      6,802      6,714
----------------------------------------------------------------------------------------------------------------------------------

NOTE: Shares outstanding and per share amounts have been restated to reflect the two-for-one stock split in 1991.

* Based on earnings from continuing operations before extraordinary loss and effect of accounting change.

        1991        1990       1989       1988       1987       1986       1985       1984
------------------------------------------------------------------------------------------
    $1,237.3    $1,068.1    $ 949.6    $ 892.6    $ 756.0   $  658.5   $  658.6   $  655.8

       557.0       484.5      439.5      418.9      355.4      298.3      301.2      303.5
       360.4       294.0      254.8      238.7      205.7      185.8      172.4      172.0
        45.9        40.4       35.6       32.4       30.7       29.2       29.9       30.3
        47.0        50.2       47.2       50.0       38.9       41.4       34.3       34.9
           -           -          -          -          -          -          -          -
------------------------------------------------------------------------------------------
     1,010.3       869.1      777.1      740.0      630.7      554.7      537.8      540.7
------------------------------------------------------------------------------------------
       227.0       199.0      172.5      152.6      125.3      103.8      120.8      115.1
        18.9        19.9       27.0       20.6       14.9       12.6       10.9       15.0
       (27.1)      (11.5)      (9.7)      (9.5)      (8.2)      (6.0)      (3.9)      (4.2)
           -           -          -          -          -          -          -          -
------------------------------------------------------------------------------------------

       218.8       207.4      189.8      163.7      132.0      110.4      127.8      125.9
        84.2        80.0       72.5       59.6       53.2       48.1       54.3       52.8
------------------------------------------------------------------------------------------
       134.6       127.4      117.3      104.1       78.8       62.3       73.5       73.1
         3.2         3.7        2.6        1.9        1.5        1.4       (0.2)       3.1
------------------------------------------------------------------------------------------

       137.8       131.1      119.9      106.0       80.3       63.7       73.3       76.2

           -           -          -          -          -          -          -          -


           -           -          -          -          -          -          -          -
------------------------------------------------------------------------------------------
    $  137.8    $  131.1    $ 119.9    $ 106.0    $  80.3   $   63.7   $   73.3   $   76.2
==========================================================================================

       $1.78    $   1.66    $  1.47    $  1.33    $   .99   $    .79   $    .94   $    .93
         .04         .05        .03        .02        .02        .02          -        .04
           -           -          -          -          -          -          -          -
           -           -          -          -          -          -          -          -
        1.82        1.71       1.50       1.35       1.01        .81        .94        .97
        1.71        1.60       1.46       1.35       1.01        .81        .93        .97
         .83        .755        .68       .645        .60        .60        .60        .60
------------------------------------------------------------------------------------------

        10.9%       11.9%      12.3%      11.7%      10.4%       9.5%      11.2%      11.1%
        27.6        29.1       25.4       22.3       18.4       15.7       20.1       20.8
        38.5        38.6       38.2       36.4       40.3       43.6       42.5       41.9
        42.9        41.5       43.5       48.5       59.9       75.6       63.9       64.4
         3.7         3.8        3.7        3.6        4.1        4.4        4.5        4.6
    2.0 to 1    2.3 to 1   2.3 to 1   2.1 to 1   1.8 to 1   1.7 to 1   1.8 to 1   2.4 to 1
------------------------------------------------------------------------------------------

    $  256.3    $  229.7    $ 218.5    $ 174.4    $ 121.8   $   86.7   $   80.7   $  120.5
     1,324.4     1,037.0      938.5      838.9      781.8      621.9      571.1      484.6
       957.8       840.3      720.1      648.7      607.5      547.6      499.0      426.1
       394.1       282.2      214.0      100.8       72.8       38.4       36.5       18.8
        90.8        77.8       62.7       53.7       47.3       42.3       34.4       21.3
       528.7       455.6      443.7      477.5      446.8      407.5      384.2      352.1
------------------------------------------------------------------------------------------

    $  218.5    $  192.4    $ 159.1    $ 148.4    $ 132.9   $  113.2   $  113.0   $  109.7
       136.8       114.9       86.4       61.6       57.2       63.6       59.9       52.5
        64.6        47.5       39.8       42.4       39.7       37.8       32.9       32.8
        57.8        52.9       51.0       50.5       47.2       47.1       47.0       47.1
           -        80.5      111.7       21.5       11.6          -          -       19.7
       376.6       326.0      282.5      263.8      231.3      203.7      195.4      182.0
      69,828      69,292     72,199     77,129     78,298     78,542     78,308     78,213
     $41.625    $  28.25    $ 24.75    $17.625    $16.625   $  13.75   $ 13.375   $  13.25
       5,543       5,099      5,224      5,477      5,668      5,821      6,156      5,751
       6,832       5,862      5,489      5,381      5,085      4,868      5,065      4,751
------------------------------------------------------------------------------------------

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1994 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1994 ANNUAL REPORT TO SHAREHOLDERS


The following is a list and narrative description of graphs included in those portions of the 1994 Annual Report to Shareholders expressly incorporated herein by reference.

In the portion of the Annual Report to Shareholders titled "Management's Discussion and Analysis" the following graphs appear:

Sales, based on continuing operations, in millions of dollars.
The values depicted in the graph are as follows:

                Year            Amount
                ----            ------
                1990            $1,068
                1991            $1,237
                1992            $1,375
                1993            $1,389
                1994            $1,346

Depreciation, based on continuing operations, in millions of dollars.
The values depicted in the graph are as follows:

                Year            Amount
                ----            ------
                1990               $47
                1991               $61
                1992               $75
                1993               $83
                1994               $85

Operating earnings, in millions of dollars. The amount for 1994 excludes a $68 million pretax provision for formation and consolidation expenses.
The values depicted in the graph are as follows:

                Year            Amount
                ----            ------
                1990              $199
                1991              $227
                1992              $260
                1993              $263
                1994              $243

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1994 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1994 ANNUAL REPORT TO SHAREHOLDERS


Market Value of Nalco Common Share at Year-End Closing Price, in dollars. The values depicted in the graph are as follows:

                Year            Amount
                ----           -------
                1990           $ 28.25
                1991           $41.625
                1992           $34.625
                1993           $ 37.50
                1994           $ 33.50

Shareholders' Equity, in millions of dollars.
The values depicted in the graph are as follows:

                Year             Amount
                ----             ------
                1990               $456
                1991               $529
                1992               $576
                1993               $551
                1994               $544

Return on Shareholders' Equity, excluding net charge for formation and consolidation expenses in 1994, and before extraordinary loss and effect of accounting change in 1993, in percentages.

The values depicted in the graph are as follows:

                Year             Amount
                ----             ------
                1990              29.9%
                1991              28.3%
                1992              25.7%
                1993              28.6%
                1994              27.2%

Cash Provided by Operating Activities, in millions of dollars.
The values depicted in the graph are as follows:

                Year             Amount
                ----             ------
                1990               $188
                1991               $199
                1992               $208
                1993               $256
                1994               $249

                   NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1994 FORM 10-K

                          GRAPHS AND IMAGE MATERIAL

                      1994 ANNUAL REPORT TO SHAREHOLDERS


Capital Additions, in millions of dollars.
The values depicted in the graph are as follows:

                Year            Amount
                ----            ------
                1990              $115
                1991              $137
                1992              $131
                1993              $118
                1994              $126

Dividends per Common Share, in dollars.
The values depicted in the graph are as follows:

                Year            Amount
                ----            ------
                1990            $0.755
                1991            $ 0.83
                1992            $ 0.84
                1993            $0.885
                1994            $0.945

BOARD OF DIRECTORS

Harold G. Bernthal/E,C,B/ (1980)
Chairman,
CroBern, Inc.
Health and investment company

Harry Corless/A/ (1989)
Retired Chairman,
ICI Americas Inc.
Chemicals and pharmaceuticals company

Howard M. Dean/C,B/ (1987)
Chairman and Chief Executive Officer,
Dean Foods Company
Diversified food processor and distributor

John P. Frazee, Jr./A/ (1985)
Retired President and Chief Operating Officer
Sprint Corporation
Telecommunications company

Arthur L. Kelly/C/ (1992)
Managing Partner,
KEL Enterprises Ltd.
Holding and investment company

Frederick A. Krehbiel/A/ (1990)
Chairman and Chief Executive Officer,
Molex Incorporated
Electrical and electronic equipment company

Edward J. Mooney/E,B/ (1988)
Chairman and Chief Executive Officer

Charles W. Parry/E,A/ (1985)
Retired Chairman and Chief Executive Officer,
Aluminum Company of America
Aluminum and advanced materials company

William A. Pogue/E,C,B/ (1981)
Retired Chairman and Chief Executive Officer,
CBI Industries, Inc.
Metal fabrication and investment company

John J. Shea/A/ (1993)
President and Chief Executive Officer,
Spiegel, Inc.
Apparel, special retail and catalog sales

As of December 31, 1994

(Year in which elected)

Committee assignments effective April 23, 1993

/E/ Executive Committee
/A/ Audit Committee
/C/ Executive Compensation Committee
/B/ Board Affairs and Nominating Committee

CORPORATE OFFICERS

Edward J. Mooney (53)
Chairman and Chief Executive Officer
26 years of service

Milford B. Harp (57)
Executive Vice President,
Operations
31 years of service

W. Steven Weeber (52)
Executive Vice President,
Operations Staff
28 years of service

Peter Dabringhausen (56)
Group Vice President
President, Process Chemicals Division
25 years of service

Stephen D. Newlin (42)
Group Vice President,
President Nalco Europe
19 years of service

J. David Tinsley (54)
Group Vice President
President, Water and Waste Treatment Division
29 years of service

Ronald J. Allain (54)
Senior Vice President,
Research and Development
24 years of service

James F. Lambe (49)
Senior Vice President,
Human Resources
25 years of service

David R. Bertran (51)
Senior Vice President,
Manufacturing and Logistics
11 years of service

John D. Berthoud (51)
Vice President,
Marketing and Quality Management
24 years of service

George M. Brannon (43)
Vice President, President Nalco Pacific
19 years of service

William E. Buchholz (52)
Vice President,
Chief Financial Officer
2 years of service

Gilberto Pinzon (54)
Vice President, President
Nalco Latin America
25 years of service

Anthony J. Sadowski (56)
Vice President,
Environmental Health and Safety
28 years of service

Dale W. Walker (58)
Vice President,
Corporate Sales
35 years of service

Robert L. Ratliff (46)
Controller
19 years of service

William G. Marshall (48)
Treasurer
14 years of service

Suzzanne J. Gioimo (51)
Secretary
25 years of service

Craig J. Holderness (42)
Assistant Treasurer
17 years of service

Mary D. Hall (38)
Assistant Treasurer
1 year of service

As of March 1, 1995