Form 10-K, Exhibit 13
period 1995-12-31
NALCO CHEMICAL CO
filed 1996-04-01
CIK 69598

REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP

To the Board of Directors                             [LOGO OF PW APPEARS HERE]
and Shareholders of
Nalco Chemical Company

In our opinion, the accompanying statements of consolidated financial condition and the related consolidated statements of earnings, of cash flows and of common shareholders' equity present fairly, in all material respects, the financial position of Nalco Chemical Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the notes to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.


/s/ Price Waterhouse LLP
- - ------------------------

Chicago, Illinois
February 2, 1996

/s/ R. R. Ross
- - ------------------------
R. R. Ross
Engagement Partner

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales*
(millions of dollars)

[GRAPH APPEARS HERE}

*Based on continuing operations. Amounts for 1991-1994 include the Company's petroleum chemical operations.

1995 vs 1994 . On February 2, 1996, the Company announced its plan to dispose of its superabsorbent chemicals business. Accordingly, its results are now reported as discontinued operations. The operations and the net assets of this business are held for sale. Since the Company's entrance into this business in 1987, the market for this product has changed significantly, and is now characterized by price sensitivity and little opportunity for product or service differentiation. This business no longer fits the Company's strategy of delivering value to its customers through on-site expertise and innovative products and services. The Company does not anticipate a loss from operations from the superabsorbent chemicals business during the phase out period nor a loss on the ultimate disposition of the business, and therefore has not recognized any loss provision related to the disposal. Earnings from the discontinued operation were $18 million in 1995, down $6 million from 1994. (See Note 3).

Effective September 1, 1994, Nalco and Exxon Chemical Company (Exxon), a division of Exxon Corporation, formed Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon), a joint venture partnership to provide specialty chemical products and services to the petroleum and chemicals industries worldwide. Nalco's investment in the joint venture is accounted for by the equity method. (See Note 11).

At the time of formation of Nalco/Exxon, Nalco transferred the business and sales volume of its U.S. Petroleum Chemicals Division and certain petroleum chemical product lines of its international operations to the joint venture. While this formation did not change Nalco's net assets or results of operations, several historical captions in the consolidated financial statements were affected. Because 1994 results have not been reclassified to exclude petroleum chemical operations, the following unaudited statement of consolidated earnings for the year ended December 31, 1994 is presented. It reflects results of operations on a comparable basis with 1995; that is, Nalco petroleum chemical operations are excluded for the first eight months of 1994 and recognized as if they were accounted for by the equity method.

                                                               Reclassified
(in millions)                                               1995       1994
 ...........................................................................
NET SALES                                              $1,214.5    $1,110.0
Operating costs and expenses
  Cost of products sold                                   531.3       482.3
  Selling and service                                     399.5       364.3
  Research and development                                 39.8        39.6
  Administrative and general                               38.4        39.2
  Formation and consolidation                                 -        68.2
 ...........................................................................
                                                        1,009.0       993.6
 ...........................................................................
OPERATING EARNINGS                                        205.5       116.4
Interest and other income                                   7.2        16.5
Interest expense                                          (16.2)      (20.8)
Equity in earnings of partnership                          16.9        19.9
 ...........................................................................
EARNINGS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                                       213.4       132.0
Income taxes                                               77.7        58.8
 ...........................................................................
EARNINGS FROM CONTINUING OPERATIONS                       135.7        73.2
Earnings from discontinued operations, net of taxes        18.0        23.9
 ...........................................................................
NET EARNINGS                                           $  153.7    $   97.1
- - -------------------------------------------------------====================

Sales from continuing operations were $1,215 million in 1995, a 3 percent decline from reported sales of $1,247 million for 1994. On a comparable basis, however, sales for 1995 were 9 percent higher than the year before. Sales for 1995 and 1994 by major operating unit were as follows:

                                                1995 vs 1994
                                                    Increase
(in millions)                    1995      1994   (Decrease)
 ............................................................
Water and Waste Treatment    $  372.9  $  363.9            2%
Process Chemicals               317.1     281.6           13
Europe                          285.8     259.0           10
Latin America                    92.6      80.4           15
Pacific                         146.1     125.1           17
 ...............................................
                              1,214.5   1,110.0            9
Petroleum Chemicals                 -     136.8            -
 ...............................................
Total                        $1,214.5  $1,246.8           (3)
 ............................................................

Depreciation
(millions of dollars)

[GRAPH APPEARS HERE]

The following discussion of results of operations compares 1995 to the reclassified 1994 results presented above.

Sales by the Water and Waste Treatment Division were up 2 percent, with solid improvements reported by the UNISOLV and WATERGY Groups. A more modest increase was reported by the Basic Industry Group. The Process Chemicals Division posted a 13 percent sales improvement as double-digit gains were posted by all three groups in the Division. Sales by the Europe Division were up 10 percent. The weaker dollar compared to a year ago accounted for part of this increase, but double-digit gains in local currencies were reported by subsidiaries in Italy and Spain, as well as the Division's Pan European Paper business. The Latin America Division turned in a 15 percent sales improvement, as double-digit gains were reported by subsidiary companies in Argentina, Brazil, and Chile. Slightly more than two-thirds of the increase for the Division was attributable to Nalcomex (Mexico), a former affiliate, which became a wholly owned subsidiary in the fourth quarter 1994. Sales by the Pacific Division rose 17 percent, as double-digit gains were reported by all but two of the subsidiary companies in the Division.

Cost of products sold was 43.7 percent of sales for 1995, compared with 43.5 percent of sales for 1994. Increased raw material costs, partly offset by higher selling prices, accounted for slightly lower gross margins reported by operations in North America in 1995. However, gross margins of the International Divisions were slightly higher than last year on a combined basis.

Operating expenses in 1995 rose $35 million, or 8 percent over 1994, excluding the $68 million charge in 1994 for formation and consolidation expenses discussed below. Selling and service expenses accounted for this increase, primarily to support growth in Latin America, the Pacific, and the worldwide paper market. The increase was also partly attributable to the weaker dollar used to translate expenses of most international subsidiaries, mainly those in Europe.

Worldwide, research expenses were comparable to 1994, as increased expenses in Europe and the Pacific were offset by lower expenses in the United States and Latin America. Higher European and Pacific research costs reflect a full year of operations in 1995 for new facilities opened during 1994. The reduction in research expenses in the United States was mainly attributable to lower employee benefit costs. As a percent to sales, research expenses were 3.3 percent in 1995 compared to 3.6 percent in 1994.

Administrative expenses for 1995 were down slightly from 1994 as a result of lower provisions for incentive plans and employee benefit costs.

Primarily as a result of the formation of the Nalco/Exxon joint venture, the Company adopted a worldwide consolidation plan for manufacturing and support operations during 1994. As a result of this plan, the Company recorded a pretax provision for formation and consolidation expenses of $68 million ($54 million after tax, or 70 cents per share on a fully diluted basis). (See Note 4).

Interest and other income for 1995 was down $9 million from 1994. This was primarily attributable to a $5 million gain on the sale of the Company's automotive paint spray booth business in 1994. Also contributing to the decrease was a drop in interest income as a result of lower invested cash balances, and lower realized exchange and unrealized translation gains reported by the Company's subsidiary in Brazil.

Interest expense totaled $16 million in 1995, a decrease of $5 million from 1994, which was also mainly attributable to the Company's Brazilian subsidiary. This change, along with the change in realized exchange and unrealized translation gains discussed above, was the result of a monetary control program instituted by the Brazilian government in mid-1994.

Nalco's equity in earnings of Nalco/Exxon was $17 million, a $3 million decline from the $20 million combined earnings reported by Nalco petroleum chemical operations from January to August 1994 and the Company's equity in the joint venture's earnings. This decrease reflects the weak petroleum market in the United States, as well as start-up and consolidation expenses for the joint venture.

The effective tax rate for 1995 was 36.4 percent, comparable to the 1994 effective tax rate based on the reclassified results for 1994 presented above, excluding the formation and consolidation expense of $68 million and related net tax benefit of $14 million.

Earnings from continuing operations as a percent to sales was 11.2 percent in 1995. Based on the reclassified results above and excluding the net formation and consolidation expense, earnings from continuing operations as a percent to sales was 11.5 percent in 1994.

Operating Earnings*
(millions of dollars)

[GRAPH APPEARS HERE]

 *Amounts for 1991-1994 include the Company's petroleum chemical operations. **Excludes $68 million pretax provision for formation and consolidation expenses.

Market Value of Nalco Common Share at Year-End Closing Price
(in dollars)

[GRAPH APPEARS HERE]

The Company makes limited use of derivative financial instruments such as interest rate swaps and foreign exchange contracts. Interest rate swaps are used to reduce the potential impact of increases in interest rates on floating rate long-term debt, while foreign exchange contracts are used to minimize exposure and reduce risk from exchange rate fluctuations. The Company does not hold or issue financial instruments for trading purposes. (See Note 17).

The Company is involved in environmental clean-up activities in connection with former waste disposal sites and plant locations and litigation in the normal course of business. (See Note 19). This involvement has not had, nor is it expected to have, a material effect on the Company's earnings or financial position.

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires companies to review long-lived assets, including identifiable intangibles and goodwill, for indicators of impairment. The Company is required to adopt SFAS 121 effective January 1, 1996. Management believes that the effect of this adoption will not have any material impact on the results of operations or the financial position of the Company.

In 1995, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which requires companies to account for employee stock-based compensation plans using a fair value based method of accounting. However, SFAS 123 allows companies to continue to apply the intrinsic value based method prescribed under Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," provided certain pro forma disclosures are made with respect to a fair value method. The Company is required to adopt SFAS 123 effective January 1, 1996, and although it has not yet determined the complete impact of the pronouncement, it has decided it will continue to apply the intrinsic value method under APB 25.

1994 vs. 1993

As previously discussed, the formation of the Nalco/Exxon joint venture in September 1994 did not change Nalco's net assets or results of operations, but several historical captions in the consolidated financial statements were affected. Because 1993 results have not been reclassified to exclude petroleum chemical operations, the following unaudited statement of consolidated earnings for the year ended December 31, 1993 is presented. It reflects results of operations on a comparable basis with 1994; that is, Nalco petroleum chemical operations are excluded for the last four months of 1993 and recognized as if they were accounted for by the equity method.

                                                                    Reclassified
(in millions)                                              1994             1993
 ................................................................................
NET SALES                                              $1,246.8         $1,215.7
Operating costs and expenses
  Cost of products sold                                   543.7            520.7
  Selling and service                                     405.3            388.1
  Research and development                                 45.7             45.3
  Administrative and general                               47.8             48.7
Formation and consolidation                                68.2                -
 ................................................................................
                                                        1,110.7          1,002.8
 ................................................................................
OPERATING EARNINGS                                        136.1            212.9
Interest and other income                                  16.6             14.9
Interest expense                                          (21.8)           (27.5)
Equity in earnings of partnership                           6.9              8.3
 ................................................................................
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                     137.8            208.6
Income taxes                                               64.6             79.8
 ................................................................................
EARNINGS FROM CONTINUING OPERATIONS                        73.2            128.8
Earnings from discontinued operations, net of taxes        23.9             23.9
 ................................................................................
EARNINGS BEFORE EXTRAORDINARY LOSS
  AND EFFECT OF ACCOUNTING CHANGE                      $   97.1         $  152.7
- - -------------------------------------------------------=========================

Sales from continuing operations were $1,247 million in 1994, a 3 percent decline from reported sales for 1993. On a comparable basis, however, sales for 1994 were 3 percent higher than the year before. Sales for 1994, 1993 as reported, and reclassified 1993 by major operating unit were as follows:

                                                                                            1994 vs
                                                                                       Reclassified
                                                                        1994 vs 1993           1993
                                                        Reclassified        Increase       Increase
(in millions)                    1994           1993            1993       (Decrease)    (Decrease)
 ...................................................................................................
Water and Waste Treatment    $  344.8       $  335.2        $  335.2               3%             3%
Process Chemicals               258.7          247.7           247.7               4              4
Petroleum Chemicals              85.3          136.1            89.9             (37)            (5)
International                   558.0          572.6           542.9              (3)             3
 ....................................................................
Total                        $1,246.8       $1,291.6        $1,215.7              (3)             3


The following discussion of results of operations compares 1994 to the reclassified 1993 results presented above.

Sales by the three units comprising U.S. Operations rose 2 percent in 1994, as seven of the eleven marketing groups posted higher sales. Sales by International Operations were up 3 percent. Sales by European subsidiaries were down 3 percent, primarily as a result of lower sales to the Middle East by our subsidiary company in Italy. In Latin America, sales increased 19 percent over 1993 with gains reported by all operations in the region, most notably Argentina, the Caribbean, and Venezuela, which reported double-digit advances. About one-fifth of the increase in Latin America was attributable to sales by Nalcomex (Mexico), a former affiliate, which became a wholly owned subsidiary in the fourth quarter 1994. In the Pacific, double-digit sales gains by all subsidiaries in the region, except Australia and Taiwan, contributed to a 10 percent improvement over 1993.

Cost of products sold was 43.6 percent of sales for 1994, compared with 42.8 percent of sales for 1993. Slightly lower selling prices, combined with increased raw material costs and manufacturing expenses, accounted for lower gross margins reported by U.S. Operations in 1994. Gross margins of our foreign subsidiaries, primarily in Europe, were also slightly lower than in 1993.

Operating expenses in 1994 rose $17 million, or 3 percent over 1993, excluding the $68 million charge in 1994 for formation and consolidation expenses. Selling and service expenses were up $17 million, or 4 percent over last year, which was primarily attributable to growth in our International Operations, principally in the Pacific and Latin America.

Worldwide, research expenses increased 1 percent over 1993, which was also mainly to support growth overseas. The European Business and Technical Center in the Netherlands and a technical center in Singapore were opened during 1994 to better serve our customers in Europe and the Pacific. Research expenses were 3.7 percent of sales in 1994 and 1993.

Administrative expenses for 1994 were down slightly from 1993 as lower provisions for incentive plans were partly offset by higher salaries and benefits.

As previously disclosed, the Company recorded a pretax provision for formation and consolidation expenses of $68 million ($54 million after tax, or 70 cents per share on a fully diluted basis) in 1994. (See Note 4).

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

Nalco's equity in earnings of Nalco/Exxon for the last four months of 1994 was $7 million, compared to $8 million in 1993 for the Nalco petroleum chemical operations. Start-up costs incurred by Nalco/Exxon in 1994, coupled with unusually good results for the Nalco petroleum chemical operations in the fourth quarter 1993, account for this variation.

Excluding the formation and consolidation expense of $68 million and related net tax benefit of $14 million, the effective tax rate was 38.2 percent. This compares to the actual 1993 effective tax rate of 38.9 percent, and a 38.3 percent effective tax rate based on the reclassified results for 1993 presented above.

Shareholders' Equity
(millions of dollars)

[GRAPH APPEARS HERE]

Cash Provided by Operating Activities
(millions of dollars)

[GRAPH APPEARS HERE]

Earnings from continuing operations as a percent to sales was 5.9 percent in 1994. Excluding the net formation and consolidation expense, earnings as a percent to sales would have been 10.2 percent. Based on the reclassified results above, earnings from continuing operations as a percent to sales was 10.6 percent in 1993.

Earnings from the Company's discontinued superabsorbent chemicals operation were $24 million in both 1994 and 1993.

During the first quarter 1993, the Company recorded an extraordinary loss of $11 million as a result of the early repayment of long-term debt. (See Note 15).

Effective January 1, 1993, the Company implemented, on the immediate recognition basis, Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." The adoption of SFAS 106 resulted in a non-recurring charge to 1993 earnings of $57 million, net of $33 million of income tax benefits. (See Note 6).

Also effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," and Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits." Adoption of these pronouncements did not have a material effect on the Company's earnings or financial position.

FINANCIAL CONDITION

Total assets increased $88 million, or 7 percent during 1995.

Accounts receivable were $14 million, or 7 percent higher than at the end of 1994. This reflects higher worldwide sales levels in the fourth quarter 1995, most notably in North America and the Pacific.

Inventories increased $8 million, or 9 percent over year-ago levels. This was primarily attributable to operations in North America and the Pacific to support the sales growth in those regions.

Prepaid expenses, taxes, and other current assets were down $7 million from 1994, which was mainly due to a decrease in deferred tax assets related to the Company's accrual for formation and consolidation expenses.

Investment in and advances to partnership rose $17 million during 1995, which primarily reflected Nalco's $17 million of equity in the earnings of Nalco/Exxon.

The $47 million net carrying amount of assets of discontinued operations consists primarily of buildings and manufacturing equipment of the superabsorbent chemicals business.

To support asset growth, liabilities increased $52 million, or 7 percent, which consisted primarily of a net increase in short-term and long-term debt of approximately $50 million. Of this increase, $45 million was raised through the issuance of commercial paper.

Shareholders' equity increased $36 million, or 7 percent during 1995, primarily because net earnings of $154 million exceeded the sum of dividends (totaling $78 million) plus common stock repurchases of 1.3 million shares at a cost of $42 million. Treasury stock transactions for stock option, benefit, and other plans totaled $12 million, and the stronger U.S. dollar in relation to the Mexican peso and most Pacific currencies compared to the end of 1994 resulted in a $9 million increase in foreign currency translation adjustments.

Nalco's return on average shareholders' equity was 24.1 percent in 1995, slightly higher than the 22.9 percent in 1994 based on earnings from continuing operations and before the net $54 million charge for formation and consolidation expenses in 1994.

CASH FLOWS

One of Nalco's most significant financial strengths is its ability to consistently generate strong cash flow from operations. Net cash provided by operating activities was $213 million in 1995, which was generated primarily from net earnings before noncash charges for depreciation and amortization.

Return on Shareholders' Equity*
(percent)

[GRAPH APPEARS HERE]

*Based on continuing operations, excluding net charge for formation and consolidation expenses in 1994, and before extraordinary loss and effect of accounting change in 1993.

Capital Additions
(millions of dollars)

[GRAPH APPEARS HERE]

Significant cash flow requirements in 1995 included capital investments of $127 million, dividends of $78 million, and $42 million for the reacquisition of common stock.

In 1994, cash from operations of $249 million was slightly lower than the 1993 total of $256 million.

Over two-thirds of the 1995 capital investments of $127 million was attributable to investments in the United States, which included $26 million for PORTA-FEED(R) units, $17 million for field equipment, and $13 million for transportation equipment. The Company plans to continue to invest in internal growth in 1996 and it is expected that capital investment will exceed $100 million, but be less than the 1995 level.

Other significant investing activities in 1995 included the acquisition of an additional 25 percent interest of Nalco Chemical India, Ltd., a former affiliated company, for approximately $10 million net of cash acquired, and the purchase of the pulp and paper chemical business of Texo Corporation for $14 million. Additional cash investments in Nalco/Exxon totaled $8 million in 1995.

Investing activities in 1994 totaled $164 million, which included $126 million for investments in property, plant, and equipment. Over 60 percent of the capital spending in 1994 was for investments in the United States and included $19 million for PORTA-FEED units, $18 million for field equipment, and $14 million for transportation equipment. The most significant investment overseas was $18 million to complete the construction of the Nalco Europe Business and Technical Center in the Netherlands, which was opened in mid-1994. Investing activities in 1994 also included the purchase of the remaining 60 percent interest of Nalcomex (Mexico), a former affiliated company, for approximately $18 million, and cash investments in Nalco/Exxon of $26 million. Net cash provided by investing activities during 1993 was negligible. Investments in property, plant, and equipment of $118 million were offset by the cash proceeds received from the liquidation of marketable securities and the sale of Adco Products, Inc. Domestic investments accounted for about two-thirds of the capital spending for 1993, including $18 million for PORTA-FEED units, $17 million for field equipment, and $18 million for transportation equipment. The largest foreign expenditure for 1993 was $11 million for the construction of the European Business and Technical Center.

Net financing activities of $61 million in 1995 included dividends paid on common stock of $67 million or $.99 per share. Since the Company's founding in 1928, it has paid 270 consecutive quarterly dividends, and expects to continue its policy of paying regular cash dividends. The Company continued its stock repurchase program in 1995 by reacquiring 1.3 million shares of common stock at a cost of $42 million. In 1994, the Company reacquired 1.8 million shares of common stock at a cost of $61 million, and 1.7 million shares were repurchased for $59 million in 1993. Management believes that the stock repurchase program represents a sound economic investment for Nalco's shareholders. Other financing transactions in 1995 consisted primarily of additional short-term borrowings of $46 million.

Among the most significant financing activities in 1994 and 1993 were payments for cash dividends and the repurchase of common stock. Financing activities in 1993 also included the repayment of $160 million of commercial paper borrowings.

Management expects that internal growth in existing businesses will be financed principally from internally generated funds. For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco also has a $260 million Revolving Credit Agreement with ten banks. The credit arrangements were unused at December 31, 1995. (See Note 14). In addition, most foreign subsidiaries have established short-term borrowing facilities in local currency and use them as the need arises. Net debt (short-term and long-term borrowings less cash and cash equivalents) totaled $278 million, $222 million, and $189 million at December 31, 1995, 1994, and 1993, respectively.

The Company has $66 million of debt which matures in February 1996. A commitment to refinance $38 million of this debt has been received from the lenders, and it is expected that the remaining $28 million will be repaid with proceeds from the issuance of commercial paper.

Dividends Per Common Share
(in dollars)

[GRAPH APPEARS HERE]

STATEMENTS OF CONSOLIDATED EARNINGS

                                                       December 31
                                             ------------------------------
(in millions, except per share figures)          1995       1994       1993
 ...........................................................................
NET SALES                                    $1,214.5   $1,246.8   $1,291.6
  Operating costs and expenses
  Cost of products sold                         531.3      543.7      555.0
  Selling and service                           399.5      405.3      410.2
  Research and development                       39.8       45.7       49.7
  Administrative and general                     38.4       47.8       52.9
  Formation and consolidation                       -       68.2          -
 ...........................................................................
                                              1,009.0    1,110.7    1,067.8
 ...........................................................................
OPERATING EARNINGS                              205.5      136.1      223.8
Interest and other income                         7.2       16.6       14.4
Interest expense                                (16.2)     (21.8)     (27.5)
Equity in earnings of partnership                16.9        6.9          -
 ...........................................................................
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                           213.4      137.8      210.7
Income taxes                                     77.7       64.6       81.9
 ...........................................................................
EARNINGS FROM CONTINUING OPERATIONS             135.7       73.2      128.8
Earnings from discontinued operations,
  net of taxes                                   18.0       23.9       23.9
 ...........................................................................
EARNINGS BEFORE EXTRAORDINARY LOSS AND
  EFFECT OF ACCOUNTING CHANGE                   153.7       97.1      152.7
Extraordinary loss from retirement
  of debt, net of taxes                             -          -      (10.6)
Cumulative effect of change in accounting
  for postretirement benefits other than
  pensions, net of taxes                            -          -      (56.5)
 ...........................................................................
NET EARNINGS                                 $  153.7   $   97.1   $   85.6
- - ---------------------------------------------==============================
EARNINGS PER COMMON SHARE--PRIMARY
  Earnings from continuing operations        $   1.83   $    .90   $   1.69
  Discontinued operations, net of taxes           .27        .35        .34
  Extraordinary loss from retirement
    of debt, net of taxes                           -          -       (.15)
  Cumulative effect of change in accounting
    for postretirement benefits other than
    pensions, net of taxes                          -          -       (.81)
 ...........................................................................
  Net earnings                               $   2.10   $   1.25   $   1.07
- - ----------------------------------------------=============================
EARNINGS PER COMMON SHARE--FULLY DILUTED
  Earnings from continuing operations        $   1.71   $    .88   $   1.57
  Discontinued operations, net of taxes           .24        .31        .31
  Extraordinary loss from retirement
    of debt, net of taxes                           -          -       (.14)
  Cumulative effect of change in accounting
    for postretirement benefits other than
    pensions, net of taxes                          -          -       (.72)
 ...........................................................................
  Net earnings                               $   1.95   $   1.19   $   1.02
- - ---------------------------------------------==============================
AVERAGE SHARES OUTSTANDING (IN THOUSANDS)
  Primary                                      67,905     69,029     69,863
- - ---------------------------------------------==============================
  Fully Diluted                                75,947     77,160     78,127
- - ---------------------------------------------==============================

The notes to consolidated financial statements on pages 24 through 33 are an integral part of these statements.

STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION

                                                         December 31
                                                     -------------------
(in millions, except per share figures)                  1995       1994
 ........................................................................
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            $   38.1   $   45.1
Receivables, less allowances of $4.4 in
  1995 and $5.6 in 1994                                 220.3      205.9
Inventories
  Finished products                                      62.4       51.4
  Materials and work in process                          29.0       32.4
 ........................................................................
                                                         91.4       83.8
 ........................................................................
Prepaid expenses, taxes, and other current assets        20.2       27.3
 ........................................................................
TOTAL CURRENT ASSETS                                    370.0      362.1
OTHER ASSETS
Investment in and advances to partnership               126.2      109.4
Discontinued operations - net                            47.1          -
Goodwill, less accumulated amortization
  of $18.6 in 1995 and $15.1 in 1994                    131.0      114.4
Miscellaneous                                           175.8      172.4
 ........................................................................
TOTAL OTHER ASSETS                                      480.1      396.2
NET PROPERTY, PLANT, AND EQUIPMENT                      520.0      523.9
 ........................................................................
TOTAL ASSETS                                         $1,370.1   $1,282.2
- - -----------------------------------------------------===================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt                                      $   95.0   $   21.6
Accounts payable                                        126.9      109.1
Accrued compensation                                     27.3       31.3
Accrued formation and consolidation expenses             22.7       43.2
Other accrued expenses                                   49.2       51.7
Income taxes                                             34.7       17.4
 ........................................................................
TOTAL CURRENT LIABILITIES                               355.8      274.3
LONG-TERM DEBT                                          221.5      245.3
DEFERRED INCOME TAXES                                    53.3       56.8
ACCRUED POSTRETIREMENT BENEFITS                          97.7       95.2
OTHER LIABILITIES                                        61.5       66.4
COMMITMENTS AND CONTINGENT LIABILITIES                      -          -

SHAREHOLDERS' EQUITY
Preferred stock--par value $1.00 per share                0.4        0.4
  Capital in excess of par value of shares              191.7      194.0
  Unearned ESOP compensation                           (166.6)    (168.7)
 ........................................................................
                                                         25.5       25.7
Common stock--par value $.1875 per share; 80.3 shares
  issued                                                 15.1       15.1
  Capital in excess of par value of shares               27.8       25.5
Retained earnings                                       916.2      840.6
Minimum pension liability adjustment                     (6.0)      (5.7)
Foreign currency translation adjustments                (48.0)     (39.3)
Common stock reacquired--at cost                       (350.3)    (317.7)
 ........................................................................
TOTAL SHAREHOLDERS' EQUITY                              580.3      544.2
 ........................................................................
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $1,370.1   $1,282.2
- - -----------------------------------------------------===================

The notes to consolidated financial statements on pages 24 through 33 are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS


                                                             December 31
                                                    ---------------------------
(in millions)                                          1995      1994      1993
 ...............................................................................
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net earnings                                        $ 153.7   $  97.1   $  85.6
Adjustments to reconcile net earnings to
  cash provided by operating activities
  Extraordinary loss from retirement of debt              -         -      10.6
  Cumulative effect of change in accounting for
    postretirement benefits other than pensions           -         -      56.5
  Formation and consolidation expenses                    -      68.2         -
  Depreciation and amortization                        89.2      89.2      86.5
  Equity in earnings of partnership,
    net of distributions                              (10.8)     (6.9)        -
  Noncurrent deferred income taxes                    (13.0)     (3.8)     (2.8)
  Other--net                                            0.6       6.8      10.4
  Changes in current assets and liabilities
    Receivables                                       (20.5)     10.2     (31.6)
    Inventories                                       (10.2)    (19.3)     (4.4)
    Accounts payable                                   21.5      22.8      15.4
    Other                                               2.0     (15.2)     29.7
 ...............................................................................
NET CASH PROVIDED BY OPERATING ACTIVITIES             212.5     249.1     255.9
 ...............................................................................
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Additions to property, plant, and equipment          (126.7)   (125.6)   (117.8)
Business purchases                                    (23.8)    (20.4)        -
Investments in partnership                             (8.2)    (26.3)        -
Purchases of marketable securities and
  restricted investments                                  -         -    (210.2)
Sales of marketable securities and
  restricted investments                                  -         -     314.2
Proceeds from sale of business                            -       6.4      15.7
Other investing activities                              2.6       1.6      (1.4)
 ...............................................................................
NET CASH PROVIDED BY (USED FOR)
INVESTING ACTIVITIES                                 (156.1)   (164.3)      0.5
 ...............................................................................
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Cash dividends, net of taxes                          (78.1)    (75.7)    (71.9)
Proceeds from long-term debt                            6.8       2.2       1.3
Payments of long-term debt                             (3.3)     (7.7)   (168.7)
Increase (decrease) in short-term debt                 46.4       8.0     (18.4)
Common stock reacquired                               (42.4)    (61.3)    (58.5)
Other financing transactions                            9.8      13.4      20.6
 ...............................................................................
NET CASH (USED FOR) FINANCING ACTIVITIES              (60.8)   (121.1)   (295.6)
Effect of foreign exchange rate changes
  on cash and cash equivalents                         (2.6)      3.3      (0.2)
 ...............................................................................
(Decrease) in cash and cash equivalents                (7.0)    (33.0)    (39.4)
Cash and cash equivalents at the beginning of
  the year                                             45.1      78.1     117.5
 ...............................................................................
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR    $  38.1   $  45.1   $  78.1
- - ----------------------------------------------------===========================

The notes to consolidated financial statements on pages 24 through 33 are an integral part of these statements.

STATEMENT OF CONSOLIDATED COMMON SHAREHOLDERS' EQUITY


                                                                                                                   Common Stock
                                                          Capital in                  Minimum        Foreign        Reacquired
                                                   Common  Excess of                  Pension       Currency   -------------------
(in millions, except                                Stock  Par Value   Retained     Liability    Translation      Number
per share figures)                                Issued  of Shares   Earnings    Adjustment    Adjustments   of Shares      Cost
 ..................................................................................................................................
BALANCE AT JANUARY 1, 1993                          $15.1      $ 9.6     $807.6        $    -         $(50.4)       10.3   $(214.6)
Net earnings                                                               85.6
Net loss by foreign subsidiaries
  in December 1992                                                         (2.1)
Dividends on preferred stock
  --net of tax benefit of $4.9                                            (10.8)
Dividends on common stock
  ($0.885 per share)                                                      (61.1)
Treasury stock transactions                                                                                          1.7     (58.5)
Stock issued under option,
  benefit, and other plans                                       1.0                                                (0.6)     13.5
Minimum pension liability
  adjustment                                                                             (7.1)
Currency translation adjustments                                                                         1.1
 ..................................................................................................................................
BALANCE AT DECEMBER 31, 1993                         15.1       10.6      819.2          (7.1)         (49.3)       11.4    (259.6)
Net earnings                                                               97.1
Dividends on preferred stock
  --net of tax benefit of $4.6                                            (11.0)
Dividends on common stock
  ($0.945 per share)                                                      (64.7)
Treasury stock transactions                                     12.3                                                 1.5     (67.4)
Stock issued under option,
  benefit, and other plans                                       2.6                                                (0.5)      9.3
Minimum pension liability
  adjustment                                                                              1.4
Currency translation adjustments                                                                        10.0
 ..................................................................................................................................
BALANCE AT DECEMBER 31, 1994                         15.1       25.5      840.6          (5.7)         (39.3)       12.4    (317.7)
Net earnings                                                              153.7
Dividends on preferred stock
  --net of tax benefit of $4.2                                            (11.2)
Dividends on common stock
  ($0.99 per share)                                                       (66.9)
Treasury stock transactions                                                                                          1.3     (42.4)
Stock issued under option,
  benefit, and other plans                                       2.3                                                (0.5)      9.8
Minimum pension liability
  adjustment                                                                             (0.3)
Currency translation adjustments                                                                        (8.7)
 ..................................................................................................................................
BALANCE AT DECEMBER 31, 1995                        $15.1      $27.8     $916.2        $ (6.0)        $(48.0)       13.2   $(350.3)
- - ----------------------------------------------------==============================================================================

The notes to consolidated financial statements on pages 24 through 33 are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICY . Nalco's consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. All intercompany balances and transactions are eliminated. In 1993, the fiscal year end of the consolidated foreign subsidiaries was changed from November 30 to December 31. As a result of the change, the Company recorded the results of its foreign operations for the month of December 1992 directly to retained earnings. Investments in partnerships and affiliated companies are reported on the equity method.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

USE OF ESTIMATES . The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK . Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Management believes the likelihood of incurring material losses due to concentration of credit risk is remote. The principal financial instruments subject to credit risk are as follows:

   Cash and cash equivalents, short-term marketable securities . Nalco has a formal policy of placing these instruments in investment grade companies or financial institutions and limiting the size of an investment with any single entity.

   Receivables . A large number of customers in diverse industries and geographies, as well as the practice of establishing reasonable credit lines, limits credit risk. The allowances for doubtful accounts are adequate to cover potential credit risk losses.

   Foreign exchange contracts and derivatives . The Company has formal policies which establish credit limits and investment grade credit criteria of "A" or better for all counterparties.

CASH AND CASH EQUIVALENTS . Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

DERIVATIVES . Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

FOREIGN CURRENCY TRANSLATION . The local currency has been designated as the functional currency in financial statements of companies which account for approximately 87 percent of total foreign subsidiary net assets at the end of 1995. These financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the currency translation adjustment account in shareholders' equity. The remaining subsidiaries operate in countries with highly inflationary environments and their statements are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations. The impact of foreign currency exchange transactions, included in interest and other income in 1995, 1994, and 1993, was not significant.

INVENTORY VALUATION . Inventories are valued at the lower of cost or market. Approximately 39 percent of the inventories at the end of 1995 are valued using the last-in, first-out (LIFO) method. The remaining inventories are valued using the average cost or first-in, first-out (FIFO) method. If the FIFO method of accounting had been used for all inventories, reported inventory amounts would have been $25 million higher at both December 31, 1995 and 1994.

GOODWILL . Goodwill consists of costs in excess of the fair value of tangible net assets of acquired companies and is generally amortized over 40 years using the straight-line method. The Company annually evaluates whether the projected earnings and undiscounted cash flows of each of the acquired companies is sufficient to recover the carrying value of the net investment, including goodwill, in order to determine if an impairment has occurred. Management is currently of the opinion that no such impairment exists.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires companies to review long-lived assets, including identifiable intangibles and goodwill, for indicators of impairment. If those indicators suggest an impairment issue exists, future cash flows from the investment must be estimated for comparison to the carrying value. An impairment loss would be recorded if the carrying value exceeded the total future cash flows.

The Company is required to adopt SFAS 121 effective January 1, 1996. Management believes that the effect of this adoption will not have any material impact on the results of operations or the financial position of the Company.

INCOME TAXES . Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases.

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

RETIREMENT PLANS - The cost of retirement plans is computed on the basis of accepted actuarial methods (using the projected unit credit method for the principal plan) and includes current service costs, amortization of increases in prior service costs over the expected future service of active participants as of the date such costs are first recognized, and amortization of the initial unrecognized net pension asset or liability on a straight-line basis over 18 years.

The costs of health and life insurance postretirement benefits are accrued as earned. Annual expense represents a combination of interest and service cost provisions. Most postretirement benefits are not funded.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) - ESOP contribution expense is based upon non-level debt payments made by the ESOP to meet the plan funding requirements. An adjustment to expense is made when the computed amount is less than 80 percent of the cumulative expense that would be recognized under the "shares allocated" method.

EARNINGS PER SHARE - Primary earnings per common share is computed by dividing net earnings (after deducting preferred stock dividends, net of income taxes) by the weighted average number of shares and share equivalents outstanding during the year. Fully diluted earnings per share is based upon the weighted average number of common shares and share equivalents, plus the weighted average number of common shares resulting from the assumed conversion of the Series B ESOP Convertible Preferred Stock (preferred stock). Earnings for purposes of computing fully diluted earnings per share are reduced for additional ESOP debt service expense resulting from the assumed replacement of preferred stock dividends with common stock dividends, net of related tax benefits.


NOTE 2: BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

Nalco is engaged in the worldwide manufacture and sale of highly specialized Service Chemical programs. This includes production and service related to the sale and application of chemicals and technology used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining, and other industrial processes.

Within Nalco, sales between geographic areas are made at prevailing market prices to customers minus an amount intended to compensate the sister Nalco company for providing quality customer service.

Operating earnings represent sales less cost of products sold and operating expenses. In computing operating earnings by geographic area, none of the following items is considered: general corporate expenses, interest income or expense, equity in earnings of partnerships and affiliated companies, or income taxes.

Identifiable assets are those directly associated with operations of the geographic area. Corporate assets consist mainly of cash and cash equivalents; marketable securities; investments in unconsolidated partnership, affiliates, and leveraged leases; and capital assets used for corporate purposes. Corporate assets for 1995 also include the net assets of discontinued operations, which are classified as North American identifiable assets for years 1994 and 1993.

GEOGRAPHIC AREA DATA
(in millions)                          1995        1994        1993
 ...................................................................
SALES
North America                      $  723.6    $  769.7    $  802.4
Europe                                285.8       288.9       315.6
Latin America                          92.6        90.6        81.3
Pacific                               146.1       127.7       116.7
Sales between areas                   (33.6)      (30.1)      (24.4)
 ...................................................................
                                   $1,214.5    $1,246.8    $1,291.6
- - -----------------------------------================================
OPERATING EARNINGS
North America                      $  159.7    $  136.2    $  172.5
Europe                                 20.0       (10.2)       41.8
Latin America                          20.8        16.1        16.7
Pacific                                16.3        14.3        14.4
Expenses not allocated to areas       (11.3)      (20.3)      (21.6)
 ...................................................................
                                   $  205.5    $  136.1    $  223.8
- - -----------------------------------================================
IDENTIFIABLE ASSETS
North America                      $  526.1    $  485.2    $  566.6
Europe                                257.8       245.2       227.4
Latin America                          60.4        66.9        45.4
Pacific                               171.3       147.9       126.3
Corporate                             354.5       337.0       246.7
 ...................................................................
                                   $1,370.1    $1,282.2    $1,212.4
- - -----------------------------------================================

Sales and operating earnings for 1994 and 1993 include results for the Company's U.S. Petroleum Chemicals Division and certain petroleum chemical product lines of its international operations which were transferred to Nalco/Exxon effective September 1, 1994. Sales included were approximately $137 million in 1994 and $243 million in 1993. (See Note 11).

The decrease in operating earnings in 1994 was mainly attributable to the pretax provision of $68 million for formation and consolidation expenses. (See Note
4). Of that amount, approximately $34 million was included in European operations.


NOTE 3: DISCONTINUED OPERATIONS

On February 2, 1996, the Company announced its plan to discontinue the operations of its superabsorbent chemicals business. The operations and the net assets of this business are held for sale. The Company does not anticipate a loss from operations from the superabsorbent chemicals business during the phase out period nor a loss on the ultimate disposition of the business, and therefore has not recognized any loss provision related to the disposal. Operating profits generated during the phase out period and any gain on the disposition would be recognized in the Company's results when realized. The amounts the Company will ultimately realize could differ from the estimates used in arriving at the assumption that no loss will arise on the disposal of the discontinued operations.

The net carrying amount of assets of discontinued operations, which is segregated under Other Assets on the 1995

Statement of Consolidated Financial Condition, consists primarily of accounts receivable, inventory, buildings, and manufacturing equipment. Sales from the discontinued operation, which are excluded from consolidated sales, amounted to $96 million in 1995, $99 million in 1994, and $98 million in 1993.
Discontinued operations results totaled $18 million in 1995, and $24 million in both 1994 and 1993. Results included the pretax operating earnings of the discontinued operation, less allocated income taxes of $11 million in 1995, and $15 million in both 1994 and 1993. The effective income tax rate for discontinued operations differs from the federal statutory rate primarily because of state income taxes, net of federal tax benefit.


NOTE 4: FORMATION AND CONSOLIDATION EXPENSES

The Company adopted a worldwide consolidation plan for manufacturing and support operations during 1994, primarily as a result of the formation of Nalco/Exxon discussed in Note 11. The production volume reduction caused by redundancies associated with the joint venture formation required the Company to downsize, close, and consolidate operations. The Company's South Chicago plant was closed, and several European and Latin American manufacturing and support operations have been or will be closed or downsized. In addition, certain support functions are being regionalized on a pan-European basis in order to more efficiently serve customers. Certain redundant assets that were not contributed to the joint venture have been written down to net realizable value, and assets associated with other programs have been or will be written off. All of these activities are in process, and should be largely completed by the end of 1996.

As a result of these plans, the Company recorded a pretax provision of $68 million ($54 million after tax, or 70 cents per share on a fully diluted basis) in 1994. Included in this provision is the cost of termination benefits for the elimination of over 400 positions, primarily in the United States and Europe, including manufacturing and support personnel, which will require approximately $27 million in cash. Costs associated with facility closings and the disposition of assets that are no longer productive total approximately $24 million, including $21 million for non-cash asset write-offs and $3 million in cash payments associated with asset disposals. The remaining $17 million of the pretax costs represents anticipated cash payments for post-closure plant environmental remediation, legal and consulting fees, and other exit costs.
Cash expenditures charged against the provision to date have been funded through operating cash flows, and the Company anticipates that future cash expenditures will be similarly funded. A tax benefit of $14 million, net of tax costs associated with the contribution of assets to various joint venture entities, was included in the Company's 1994 income tax provision related to the formation and consolidation expenses.

Charges against the provision for formation and consolidation expenses totaled $25 million in 1994 and $20 million in 1995, and over 300 employees had been terminated as of December 31, 1995. The following table sets forth the details of activity in the accrual for formation and consolidation expenses for 1995:

                               Balance at                                           Balance at
                             December 31,     Provision        Cash    Noncash    December 31,
(in millions)                        1994    Adjustment    Payments    Charges            1995
 ..............................................................................................
Termination benefits                $17.6         $  --      $ (9.5)     $  --           $ 8.1
Asset write-downs                    13.1            --        (2.3)      (3.7)            7.1
Legal and consulting                  3.3           2.0        (3.8)        --             1.5
Environmental remediation             9.2          (2.0)       (1.2)        --             6.0
 ..............................................................................................
Total                               $43.2         $  --      $(16.8)     $(3.7)          $22.7
- - ------------------------------------==========================================================

NOTE 5: PENSION PLANS

The Company has several noncontributory defined benefit pension plans covering most employees in the United States and those with eight foreign subsidiaries. The principal domestic plan represents approximately 70 percent of the projected benefit obligation (PBO) and 82 percent of the total market value of assets. This plan provides benefits that are based on years of service and the employee's highest paid 48 months during the last 120 months before termination of employment. Approximately 95 percent of the assets in the plan at December 31, 1995 was invested in stocks, bonds, and insurance contracts, and the remaining assets were invested in professionally managed real estate trusts and partnerships. No contributions have been made since 1984 due to the present funded position of the plan, and none are anticipated in 1996. Five of the eight foreign pension plans are unfunded, generally because amounts contributed are not deductible for tax purposes.

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

Net pension expense for all defined benefit plans included in operating results was comprised of:

(in millions)                                       1995       1994       1993
 ..............................................................................
Service cost for benefits earned                  $ 12.4     $ 17.4     $ 16.4
Interest costs on the PBO                           23.7       24.3       23.1
Actual return on plan assets                       (60.7)      (0.2)     (41.7)
Net amortizations and deferrals                     35.8      (23.7)      17.1
 ..............................................................................
Net pension expense for defined benefit plans     $ 11.2     $ 17.8     $ 14.9
- - --------------------------------------------------============================

Assumptions for the plans as of the end of the last three years were as follows:

                                                              U.S. Plans
                                                    ------------------------------
                                                        1995       1994       1993
 ..................................................................................
Weighted-average discount rates                         7.25%       9.0%       7.5%
Rates of increase in compensation levels                 4.0        4.8        4.8
Rates of return on plan assets                           9.5        9.0        9.0
- - ----------------------------------------------------------------------------------
                                                            Foreign Plans
                                                    ------------------------------
                                                        1995       1994       1993
 ..................................................................................
Weighted-average discount rates                      6.0-9.0%   7.0-9.0%   6.5-9.0%
Rates of increase in compensation levels             4.0-6.5    4.5-6.5    4.5-6.5
Rates of return on plan assets                       6.0-9.5    7.0-9.5    7.0-9.5
- - ----------------------------------------------------------------------------------

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which assets exceed the accumulated benefit obligation (ABO):

                                               December 31
                                             ----------------
(in millions)                                  1995     1994
 .............................................................
Actuarial present value of:
  Vested benefit obligation                  $194.1   $159.1
  Non-vested benefit obligation                15.6     15.6
 .............................................................
  Total ABO                                   209.7    174.7
  Effect of future salary increases            88.6     59.3
 .............................................................
  Total PBO                                   298.3    234.0
Plan assets at fair market value              311.1    271.3
 .............................................................
Plan assets in excess of the PBO               12.8     37.3
Unrecognized net (asset)
  from date of adoption                       (24.7)   (28.2)
Unrecognized prior service cost                11.0     12.2
Unrecognized net actuarial losses (gains)      16.4     (4.2)
 .............................................................
Net pension assets recognized                $ 15.5   $ 17.1
- - ---------------------------------------------===============

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which the ABO exceeds assets:

                                               December 31
                                             ---------------
(in millions)                                  1995     1994
 ............................................................
Actuarial present value of:
  Vested benefit obligation                  $ 26.5   $ 21.2
  Non-vested benefit obligation                 3.2      2.7
 ............................................................
  Total ABO                                    29.7     23.9
  Effect of future salary increases            12.6     11.8
 ............................................................
  Total PBO                                    42.3     35.7
Plan assets at fair market value                  -        -
 ............................................................
Plan assets (less) than the PBO               (42.3)   (35.7)
Unrecognized net liability
  from date of adoption                         2.6      3.1
Unrecognized prior service cost                 7.4      8.3
Unrecognized net actuarial losses              14.3     13.5
Adjustment to recognize minimum liability     (19.3)   (19.9)
 ............................................................
Net pension (liabilities) recognized         $(37.3)  $(30.7)
- - ---------------------------------------------===============

In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions," the Company has recorded a minimum pension liability for certain plans, representing the excess of the ABO over plan assets and accrued pension costs. A corresponding amount was recognized as an intangible asset, except to the extent that these additional liabilities exceeded related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities was charged directly to shareholders' equity. The excess minimum pension liability resulted in after-tax charges to shareholders' equity of $6 million, net of income taxes of $4 million, each year for 1995 and 1994.

NOTE 6: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

The adoption of SFAS 106 resulted in a noncash charge of $57 million, net of $33 million of income tax benefits in 1993.

Net postretirement benefit expense for all defined benefit plans included in operating results was comprised of:

(in millions)                        1995   1994   1993
 ........................................................
Service cost for benefits earned    $ 1.8   $ 3.3  $ 3.4
Interest cost                         5.5     6.8    7.0
Net amortization                     (1.7)      -      -
 ........................................................
                                    $ 5.6   $10.1  $10.4
- - ------------------------------------====================

The components of the accrued postretirement benefit liability as of the end of the last two years were as follows:

(in millions)                                                               1995    1994
 ........................................................................................
Actuarial present value of
  postretirement benefit obligations:
    Retirees                                                              $ 34.8   $37.3
    Fully eligible active plan participants                                  7.3     8.9
    Other active plan participants                                          26.9    25.4
 ........................................................................................
Accumulated postretirement benefit obligation                               69.0    71.6
Unrecognized net gain                                                       31.4    26.4
 ........................................................................................
Accrued postretirement benefit liability                                   100.4    98.0
Less current portion                                                         2.7     2.8
 ........................................................................................
Noncurrent liability                                                      $ 97.7   $95.2
- - --------------------------------------------------------------------------==============

The assumptions used to measure the accumulated postretirement benefit obligation are as follows:

                                                                     1995   1994    1993
 ........................................................................................
Weighted-average discount rate                                       7.25%   9.0%    7.5%
Health care cost trend rate                                           8.0   11.0    11.5
- - ----------------------------------------------------------------------------------------

The health care cost trend rate will decrease 0.5 percent per year to an ultimate rate of 5.0 percent. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1995 postretirement benefit expense by approximately $1 million and would have increased the 1995 accumulated postretirement benefit obligation by $7 million.

NOTE 7: EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Nalco's ESOP gives most United States employees an additional opportunity to share in the ownership of the Company's stock. Preferred shares are allocated to eligible employees based on a percentage of pretax earnings.

Selected information about the ESOP is as follows:

(dollars in millions, shares in thousands)                           1995   1994    1993
 ........................................................................................
Preferred stock dividends                                           $15.4 $ 15.6  $ 15.7
Interest expense on ESOP debt                                        11.2   10.6    10.3
ESOP benefit expense                                                  2.5    1.9     1.2
ESOP contribution payments                                            2.1      -       -
Preferred shares at year end:
  Allocated                                                         107.2   88.0
  Committed-to-be-released                                           23.6   23.9
  Suspense                                                          268.6  292.3
- - ----------------------------------------------------------------------------------------

NOTE 8: STOCK OPTION AND PERFORMANCE PLANS

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

The changes in shares under option to employees are summarized as follows:

                                                    1995        1994        1993
 ................................................................................
At beginning of year                           4,167,223   4,259,477   4,348,644
Options granted -
  average price per share
    1995-$34.44;
    1994-$35.37;
    1993-$36.31                                2,765,200     403,700     491,600
Options exercised -
  average price per share
    1995-$19.41;
    1994-$17.70;
    1993-$17.81                                 (358,700)   (413,655)   (518,734)
Options expired or
  cancelled                                     (110,000)    (82,299)    (62,033)
At end of year -
  average price per share
    1995-$32.19;
    1994-$29.67;
    1993-$28.09                                6,463,723   4,167,223   4,259,477
Options exercisable
  at end of year                               3,390,024
- - --------------------------------------------------------------------------------

The 1990 Stock Option Plan for Non-Employee Directors authorizes the granting of stock options to outside directors for the purchase of up to 500,000 common shares. The option price under the plan cannot be less than the fair market value on the date of the grant and options expire 10 years from the grant date. A total of 36,000 options was granted under the directors' plan during 1995 at an option price of $33.81 per share, a total of 36,000 options was granted under the directors' plan during 1994 at an option price of $32.69 per share, and a total of 36,000 options was granted under the directors' plan during 1993 at an option price of $32.94 per share. These options were exercisable upon grant, and 2,000 shares were exercised during 1995, at an average price per share of $33.81.

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

No significant charge to earnings was made for all stock-related plans in 1995 or 1994. In 1993, $4 million was charged to earnings for stock-related plans.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 requires companies to account for employee stock-based compensation plans using a fair value based method of accounting. However, SFAS 123 allows companies to continue to apply the intrinsic value based method prescribed under Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," provided certain pro forma disclosures are made with respect to a fair value method. The Company is required to adopt SFAS 123 effective January 1, 1996. The Company has not yet determined the impact of this pronouncement, but has decided it will continue to apply the intrinsic value method under APB 25.


NOTE 9: INCOME TAXES

Effective January 1, 1993, Nalco adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 was not material.

The sources of earnings from continuing operations before income taxes were as follows:

(in millions)      1995      1994      1993
 ...........................................
Domestic         $162.1    $132.5    $143.5
Foreign            51.3       5.3      67.2
 ...........................................
Total            $213.4    $137.8    $210.7
- - -----------------==========================

The significant decrease in foreign source earnings in 1994 is primarily attributable to formation and consolidation expenses. (See Note 4).

The components of income tax provisions attributable to earnings from continuing operations are summarized as follows:

(in millions)      1995       1994      1993
 ............................................
Current
    Federal       $38.2     $ 41.7     $42.7
    State           8.6       10.8       7.2
    Foreign        29.5       28.7      26.8
 ............................................
                   76.3       81.2      76.7
 ............................................
Deferred
    Federal         5.6       (3.0)      2.7
    State           0.1       (0.3)      0.8
    Foreign        (4.3)     (13.3)      1.7
 ............................................
                    1.4      (16.6)      5.2
 ............................................
Total             $77.7     $ 64.6     $81.9
- - ------------------==========================

Current foreign taxes listed above include taxes withheld by foreign governments on distributions from subsidiaries and affiliates (principally dividends and service fees). Current foreign taxes in 1994 also include $11.3 million of taxes on partnership formation.

Nalco made income tax payments of $77 million, $92 million, and $87 million during 1995, 1994, and 1993, respectively.

The effective income tax rate varies from the federal statutory rate because of the factors indicated below:

                                                     1995     1994     1993
 ...........................................................................
Statutory U.S. federal tax rate                      35.0%    35.0%    35.0%
State income taxes, net of federal tax benefit        2.6      4.9      2.5
Foreign taxes on formation and consolidation           --      8.2       --
Foreign earnings subject to higher (lower) rates     (1.2)    (1.4)     0.7
Other                                                  --      0.1      0.7
 ...........................................................................
Effective tax rate                                   36.4%    46.8%    38.9%
- - -----------------------------------------------------======================

Details of the 1995 and 1994 deferred tax assets and liabilities are as follows:


(in millions)                                               1995       1994
 ...........................................................................
 Deferred tax assets:
    Postretirement benefits                               $ 40.8     $ 42.3
    Formation and consolidation expenses                     9.0       15.2
    Other                                                   42.7       32.6
 ...........................................................................
    Total                                                   92.5       90.1
 ...........................................................................
Deferred tax liabilities:
    Depreciation                                            66.3       74.4
    Leveraged lease investments                             29.9       34.8
    Other                                                   26.1       15.7
 ...........................................................................
    Total                                                  122.3      124.9
 ...........................................................................
Net deferred tax liability                                $ 29.8     $ 34.8
- - ----------------------------------------------------------=================
Included in:
    Prepaid expenses, taxes, and other current assets     $ (9.0)    $(13.4)
    Miscellaneous other assets                              (8.8)        --
    Income taxes                                            (5.7)      (8.6)
    Deferred income taxes                                   53.3       56.8
 ...........................................................................
                                                          $ 29.8     $ 34.8
- - ----------------------------------------------------------=================

Deferred tax assets are to be reduced by a valuation allowance if it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. No valuation allowance was necessary as a result of management's evaluation of the likelihood that all of the deferred tax assets will be realized.


NOTE 10: ACQUISITIONS

Effective October 1995, the Company purchased an additional 25 percent of the common shares of Nalco Chemical India, Ltd. (Nalco India) from ICI India, Ltd. for approximately $11 million. The purchase price exceeded the fair value of the net assets acquired by $9 million. Nalco already owned 40 percent of the common shares of Nalco India and had been accounting for earnings on the equity basis. The operations of this former affiliated company were consolidated effective October 1995.

In November 1995, the Company purchased the pulp and paper chemical business of Texo Corporation for $14 million.

The purchase price exceeded the fair value of the net assets acquired by $13 million.

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

The pro forma impact as if these acquisitions had occurred at the beginning of the respective years is not significant.

NOTE 11: INVESTMENT IN AND ADVANCES TO PARTNERSHIP

The Company's investment in partnership consists of its 60 percent interest in Nalco/Exxon, a joint venture partnership which was formed on September 1, 1994. In connection with the formation of Nalco/Exxon in 1994, the Company invested cash of $26 million and transferred inventories of $13 million; property, plant, and equipment of $70 million; and employee related liabilities of $20 million. The assets transferred consisted of Nalco's U.S. Petroleum Chemicals Division and certain petroleum chemical product lines of its international operations, while Exxon transferred similar assets to the joint venture. Additional assets contributed by the Company to the joint venture in 1995 consisted primarily of cash of $8 million.

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

The following table summarizes the Company's equity in earnings of Nalco/Exxon and distributions from the partnership for the year 1995 and its initial four months of operations in 1994:

(in millions)                                1995     1994
 ..........................................................
Nalco/Exxon:
  Net sales                                $420.8   $156.0
  Earnings before income taxes               32.4     12.8
  Net income                                 28.0     10.7
Nalco's equity interest                        60%      60%
 ..........................................................
Nalco's equity in net income                 16.8      6.4
Amortization and income preference, net       0.1      0.5
 ..........................................................
Equity in earnings of partnership          $ 16.9   $  6.9
- - -------------------------------------------===============
Distributions received from partnership    $  6.1   $    -
- - -------------------------------------------===============

The Company's investment in Nalco/Exxon at December 31, 1995 included $3.2 million for the net excess of the Company's investment over its equity in the joint venture's net assets which is being amortized to equity earnings over the life of the related assets. In addition, the Company received an 8 percent and 10 percent earnings preference in 1995 and 1994, respectively, which has been included in equity earnings.

Condensed balance sheet information for the Nalco/Exxon joint venture at December 31, 1995 and 1994 was as follows:

(in millions)               1995    1994
 ........................................
Current assets            $192.3  $140.0
Noncurrent assets          124.2   101.6
Current liabilities         80.9    45.0
Noncurrent liabilities      40.8    36.8
- - ----------------------------------------

The Company entered into a four year agreement with Nalco/Exxon on September 1, 1994 to provide certain administrative services to the partnership. Fees earned by the Company in 1995 and 1994 were $16 million and $5 million, respectively.

In the normal course of business, the Company supplies Nalco/Exxon with certain products, and purchases certain products from Nalco/Exxon. These transactions are generally at cost and were not significant in 1995 or 1994.

NOTE 12: FINANCE SUBSIDIARIES

Nalco has four finance subsidiaries, one wholly-owned and three 80%-owned, which were established to increase the return on financial assets. These subsidiaries are the lessor of a diversified portfolio of leveraged leases involving creditworthy lessees. Amounts related to the finance subsidiaries which are included in the Statements of Consolidated Financial Condition and Earnings are as follows:

(in millions)                       1995   1994   1993
 ......................................................
AT YEAR END
Leveraged lease investments        $36.3  $44.1  $44.6
Current liabilities                  1.1    1.7    1.8
Deferred income taxes and other     29.9   34.8   35.6
 ......................................................
Net assets                         $ 5.3  $ 7.6  $ 7.2
 ......................................................
FOR THE YEAR
Net earnings                       $ 2.3  $ 1.4  $ 1.5
Dividends received by Nalco          0.3    0.3    0.3
- - ------------------------------------------------------

Investments in leased property represent future rentals and residuals, net of nonrecourse debt. The leased assets are financed primarily by nonrecourse loans which are secured by the lessees' rental obligations and the leased property, but ownership of the property is retained by the finance subsidiaries. Such loans amounted to approximately $51 million at December 31, 1995 and $56 million at December 31, 1994. Income from leveraged lease transactions is reported on the financing method, which requires income recognition over the life of the lease at a level rate of return on the positive net investment.

NOTE 13: PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method. The estimated useful lives of the major classes of depreciable assets are as follows: buildings 15 to 40 years; equipment 3 to 15 years.

Property, plant, and equipment consists of the following:

(in millions)                             1995       1994
 .........................................................
Land                                  $   38.7   $   37.6
Buildings                                202.0      208.3
Equipment                                860.9      821.2
 .........................................................
                                       1,101.6    1,067.1
Allowances for depreciation             (581.6)    (543.2)
 .........................................................
Net property, plant, and equipment    $  520.0   $  523.9
- - --------------------------------------========   ========

NOTE 14: SHORT-TERM DEBT

Short-term debt consists of the following:

(in millions)                            1995   1994
 ....................................................
Commercial paper borrowings             $45.0  $   -
Current maturities of long-term debt     28.2    0.1
Notes payable                            21.8   21.5
 ....................................................
                                        $95.0  $21.6
- - ----------------------------------------============

The weighted average interest rate on short-term debt was 7.8% and 12.2% at December 31, 1995 and 1994, respectively. The rate for 1994 excludes the effect of short-term borrowings in the highly inflationary economy of Brazil.

For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco has a $260 million Revolving Credit Agreement with ten banks. This agreement is structured as a five-year revolving credit. Borrowings under the credit agreement would be at rates which, at Nalco's option, vary with the prime rate, CD rate, LIBOR, or money market rates. The credit line carries a facility fee of .10 percent. The credit arrangements were unused at December 31, 1995 and 1994.

NOTE 15: LONG-TERM DEBT

Long-term debt consists of the following:

(in millions)             1995     1994
 .......................................
ESOP loans              $171.9   $174.1
Other                     77.8     71.3
 .......................................
                         249.7    245.4
Less current portion     (28.2)    (0.1)
 .......................................
Total                   $221.5   $245.3
- - ------------------------===============

In 1989, the ESOP borrowed $200 million to purchase preferred stock from the Company. Nalco borrowed $66 million which was subsequently loaned to the ESOP, and guaranteed the balance of $134 million. Borrowings related to the ESOP are reflected as long-term debt with a corresponding reduction of shareholders' equity (unearned ESOP compensation). The ESOP is repaying the loans and interest over a projected 20-year period ending December 31, 2008 using Company contributions and dividends from preferred stock. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation are being reduced. $88 million of borrowings are variable rate notes which are presently remarketed on a monthly basis with a final maturity on December 31, 2008. Any notes which cannot be successfully remarketed will be purchased by the Company or one of its subsidiaries. The Company entered into an interest rate swap agreement which effectively converted the $88 million of variable rate notes into fixed-rate debt of 7.3 percent. The notional value of the swap agreement decreased to $78 million in February 1995, and will decrease to $59 million, $51 million, and $43 million in February 1996, 1997, and 1998, respectively. The remaining borrowings are 8.1 percent fixed-rate loans with a final maturity in the year 2000.

The $78 million in other long-term debt includes $47 million owed by two foreign subsidiaries at variable interest rates. The balance was borrowed by the parent company and various foreign subsidiaries.

During 1993, the Company repaid $160 million of commercial paper borrowings which had been classified as long-term debt. The early retirement of this debt resulted in an extraordinary loss of $11 million net of tax benefits of $6 million.

Interest paid by Nalco was $15 million, $20 million, and $33 million in 1995, 1994, and 1993, respectively.

The following table presents the projected annual maturities of long-term debt for the next five years after 1995:

(in millions)
 ........................................
1996                               $28.2
1997                                12.0
1998                                12.0
1999                                12.0
2000                                10.2
- - ----------------------------------------

The amounts above include approximately $74 million in maturities related to the ESOP loans. The Company has a commitment from its lenders to refinance $38 million of a $66 million ESOP loan which was to mature in February 1996. The new loan has a final maturity of December 31, 2008. Accordingly, the Company has classified this portion of the loan as long-term.

NOTE 16: SHAREHOLDERS' EQUITY

Information on preferred and common shares is summarized in the following table:

(dollars in millions, except per share amounts)     1995   1994
 ...............................................................
Preferred stock,
  par value $1.00 per share;
  authorized 2,000,000 shares;
  Series B ESOP Convertible
    Preferred Stock--outstanding;
    399,423 shares-1995 and
    404,224 shares-1994                            $ 0.4  $ 0.4
  Series A Junior Participating
    Preferred Stock--none issued
Common stock,
  par value $.1875 per share;
  authorized 200,000,000 shares;
  issued 80,287,568 shares                          15.1   15.1
- - ---------------------------------------------------------------

There were 13,163,155 shares and 12,387,441 shares held in treasury at December 31, 1995 and 1994, respectively.

In 1994, Nalco's Board of Directors authorized the repurchase of up to 2 million shares of the Company's common stock. During 1995, the Company repurchased approximately 1.3 million of those shares.

The Company issued 415,800 shares of preferred stock to the ESOP in 1989 for $481.00 per share, the preference price upon liquidation. This preferred stock ranks senior to Series A Junior Participating Stock and common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of Nalco. Dividends on each share of preferred stock are cumulative and will be paid quarterly at the rate of 8 percent or $38.48 per annum. Full conversion of preferred shares occurs upon a holder's retirement or separation of service from the Company, and effective in 1999 participants in the ESOP may partially convert their stock upon reaching age 55. The conversion ratio and number of votes per share of preferred stock are subject to adjustment under certain conditions. The preferred stock entitles a participant to 20 votes per share, voting together with the holders of common stock and initially was convertible into 20 shares of common stock. The shares of preferred stock are redeemable by Nalco at $495.43 per share, and at prices declining annually to $481.00 per share on or after May 15, 1997. Also, the shares of preferred stock may be required to be redeemed by Nalco under certain circumstances. During 1995, 4,801 preferred shares were converted to 96,212 common shares of Nalco stock. During 1994 and 1993, 3,582 and 3,226 preferred shares were converted to 72,212 and 61,566 common shares, respectively. Approximately 8,000,000 common shares have been reserved for the conversion of preferred stock.

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

NOTE 17: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Nalco has limited involvement with derivative financial instruments and does not trade them. The Company does use derivatives to fix the cost of issuing debt and to manage well defined interest rate and foreign exchange exposures.

  Notional Amounts and Credit Exposures of Derivatives -

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

  Interest Rate Risk Management -

  Interest rate swap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. As of December 31, 1995 and 1994, the Company was a counterparty to six interest rate swaps:

  1. One interest rate swap with a notional value of $78 million at December 31, 1995 and $88 million at December 31, 1994 fixes interest payments on a corresponding amount of floating rate ESOP notes at 7.3 percent until February 1999. The notional amount decreases to $59 million, $51 million, and $43 million in 1996, 1997, and 1998, respectively. The average interest rate received on this interest rate swap was 4.9 percent and 3.5 percent in 1995 and 1994, respectively.

  2. Three interest rate swaps entered into in 1991 were designed to fix interest rate payments at 8.5 percent on $160 million of floating rate debt used to acquire affiliated companies in that year. In 1993, with cash from the sale of other subsidiaries, Nalco elected to repay the $160 million of debt, and therefore entered into two interest rate swaps with an aggregate notional value of $160 million which offset the three 1991 interest rate swaps. Nalco receives 4.6 percent on these two swaps in exchange for paying a floating rate of interest equal to the floating rate received on the 1991 swaps. All five of these agreements mature in March 1996. The average interest rate received on the 1991 interest rate swaps and the average rate paid on the 1993 interest rate swaps was 6.0 percent in 1995 and 4.4 percent in 1994.

  Foreign Exchange Risk Management -

  The Company enters into various types of foreign exchange contracts in managing its intercompany foreign exchange risk, including currency swaps and forward exchange contracts.

  The Company's currency swap agreements were designed to hedge foreign currency intercompany loans that have maturities up to ten years. Gains and losses related to these swaps are offset with gains and losses on the underlying foreign currency loans. Forward exchange contracts are used to hedge various intercompany transactions with foreign subsidiaries and usually have maturities of six months, but occasionally may mature in one year.

  The Company had foreign exchange contracts with a notional value of $115 million and $160 million at December 31, 1995 and 1994, respectively.

  Deferred realized and unrealized gains and losses from firm foreign currency commitments, based on dealer-quoted prices, are included in the Statements of Consolidated Financial Condition as either miscellaneous other assets or accounts payable. They are recognized in earnings as part of the underlying transaction when it is recognized. There was no net deferred realized and unrealized gain or loss at December 31, 1995. The net deferred realized and unrealized loss was $0.5 million at December 31, 1994.

NOTE 18: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1995 and 1994:

                                     1995              1994
                               ----------------  ----------------
                               Carrying    Fair  Carrying    Fair
(in millions)                   Amount    Value   Amount    Value
 .................................................................
Nonderivatives:
 Cash and cash equivalents     $ 38.1    $ 38.1  $ 45.1    $ 45.1
 Short-term debt                 95.0      95.0    21.6      21.6
 Long-term debt                 221.5     224.4   245.3     246.3
Derivatives:
 Miscellaneous other assets       3.3       3.3     8.7       5.3
 Other liabilities                3.1       7.7     9.0      12.4
- - -----------------------------------------------------------------

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

NOTE 19: CONTINGENCIES AND LITIGATION

Nalco has been named as a potentially responsible party (PRP) by the Environmental Protection Agency (EPA) or state enforcement agencies at 15 waste sites where some financial contribution is or may be required.

These agencies have also identified many other parties who may be responsible for clean-up costs at the waste disposal sites. Nalco's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on Nalco up to the present, nor is it anticipated that there will be in the future, as a result of these matters. Nalco has and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. As of December 31, 1995, the Company had undiscounted reserves of approximately $1 million for the maximum amount of known environmental clean-up costs. The Company's 1995 expenditures relating to environmental compliance and clean-up activities were not significant. These environmental reserves represent management's current estimate of its proportional clean-up costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to clean-up activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position.

In 1994, Nalco provided $9 million for estimated post-closure costs at 15 locations for site remediation as part of the formation and consolidation plan described in Note 4. These facilities, which were used for manufacturing and/or warehousing, are in the process of being prepared for disposal or alternative uses. In addition, the Company retained some liability for potential future environmental costs at active locations contributed to Nalco/Exxon. In 1995, the Company charged approximately $1 million against this provision, and reevaluated its estimates of the remaining post-closure costs for the aforementioned facilities. As a result, the provision was reduced by $2 million.

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

ELEVEN YEAR SUMMARY


(Dollar amounts in millions except per share figures)                     1995        1994        1993
- - ------------------------------------------------------------------------------------------------------
NET SALES                                                             $1,214.5    $1,246.8    $1,291.6
Operating costs and expenses
    Cost of products sold                                                531.3       543.7       555.0
    Selling and service                                                  399.5       405.3       410.2
    Research and development                                              39.8        45.7        49.7
    Administrative and general                                            38.4        47.8        52.9
    Formation and consolidation                                             --        68.2          --
- - ------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                                     1,009.0     1,110.7     1,067.8
- - ------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                       205.5       136.1       223.8
Interest and other income                                                  7.2        16.6        14.4
Interest expense                                                         (16.2)      (21.8)      (27.5)
Equity in earnings of partnership                                         16.9         6.9          --
- - ------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                  213.4       137.8       210.7
Income taxes                                                              77.7        64.6        81.9
- - ------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                      135.7        73.2       128.8
Earnings (loss) from discontinued operations                              18.0        23.9        23.9
- - ------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY LOSS AND EFFECT OF ACCOUNTING CHANGE       153.7        97.1       152.7
Extraordinary loss from retirement of debt, net of taxes                    --          --       (10.6)
Cumulative effect of change in accounting for postretirement
  benefits other than pensions, net of taxes                                --          --       (56.5)
- - ------------------------------------------------------------------------------------------------------
NET EARNINGS                                                          $  153.7    $   97.1    $   85.6
- - ----------------------------------------------------------------------================================
PER SHARE OF COMMON STOCK
Earnings from continuing operations--fully diluted                    $   1.71    $    .88    $   1.57
Discontinued operations                                                    .24         .31         .31
Extraordinary item                                                          --          --        (.14)
Accounting change                                                           --          --        (.72)
Net earnings                                                              1.95        1.19        1.02
Cash dividends paid                                                        .99        .945        .885
- - ------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Earnings as a percent to sales*                                           11.2%        5.9%       10.0%
Earnings as a percent to shareholders' equity*                            24.1        13.2        24.2
Effective income tax rate*                                                36.4        46.8        38.9
Common stock dividends paid as a percent to earnings*                     49.2        88.4        47.4
Research and development expenses as a percent to sales*                   3.3         3.7         3.8
Current ratio                                                         1.0 TO 1    1.3 to 1    2.0 to 1
- - ------------------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
Working capital                                                       $   14.2    $   87.8    $  185.4
Total assets                                                           1,370.1     1,282.2     1,212.4
Property, plant, and equipment (cost)                                  1,101.6     1,067.1     1,129.9
Long-term debt                                                           221.5       245.3       252.1
Deferred income taxes                                                     53.3        56.8        58.1
Shareholders' equity                                                     580.3       544.2       550.6
- - ------------------------------------------------------------------------------------------------------
OTHER DATA
Working capital provided from operations                              $  219.2    $  250.1    $  245.6
Capital investments                                                      126.7       125.6       117.8
Depreciation and amortization*                                            84.8        84.8        82.2
Dividends on common stock                                                 66.9        64.7        61.1
Cost of common stock repurchased                                          42.4        61.3        58.5
Wages, salaries, commissions, and benefits                               387.4       411.1       413.6
Common shares outstanding at year end (thousands)                       67,124      67,900      68,905
Market price per share of common stock at year end                    $ 30.125    $  33.50    $  37.50
Number of common shareholders of record                                  5,669       6,005       6,111
Number of employees at year end                                          6,081       5,935       6,802
- - ------------------------------------------------------------------------------------------------------

NOTE: Shares outstanding and per share amounts have been restated to reflect the two-for-one stock split in 1991.

* Based on earnings from continuing operations before extraordinary loss and effect of accounting change.



    1992              1991              1990             1989             1988             1987             1986             1985
- - ---------------------------------------------------------------------------------------------------------------------------------
$1,286.9          $1,164.4          $1,013.1          $ 899.1          $ 843.0          $ 738.3           $658.5          $ 658.6
   557.4             513.1             449.8            406.2            388.4            341.7            298.3            301.2
   397.7             357.2             291.7            252.9            236.5            204.9            185.8            172.4
    47.5              45.7              40.2             35.5             32.3             30.7             29.2             29.9
    53.3              47.0              50.2             47.2             50.0             38.9             41.4             34.3
      --                --                --               --               --               --               --               --
- - ---------------------------------------------------------------------------------------------------------------------------------
 1,055.9             963.0             831.9            741.8            707.2            616.2            554.7            537.8
- - ---------------------------------------------------------------------------------------------------------------------------------
   231.0             201.4             181.2            157.3            135.8            122.1            103.8            120.8
    18.3              18.9              19.9             27.0             20.6             14.9             12.6             10.9
   (40.3)            (27.1)            (11.5)            (9.7)            (9.5)            (8.2)            (6.0)            (3.9)
      --                --                --               --               --               --               --               --
- - ---------------------------------------------------------------------------------------------------------------------------------
   209.0             193.2             189.6            174.6            146.9            128.8            110.4            127.8
    81.8              74.2              72.9             66.3             53.1             51.9             48.1             54.3
- - ---------------------------------------------------------------------------------------------------------------------------------
   127.2             119.0             116.7            108.3             93.8             76.9             62.3             73.5
    17.8              18.8              14.4             11.6             12.2              3.4              1.4             (0.2)
- - ---------------------------------------------------------------------------------------------------------------------------------
   145.0             137.8             131.1            119.9            106.0             80.3             63.7             73.3
      --                --                --               --               --               --               --               --
      --                --                --               --               --               --               --               --
- - ---------------------------------------------------------------------------------------------------------------------------------
$  145.0          $  137.8          $  131.1          $ 119.9          $ 106.0          $  80.3          $  63.7          $  73.3
=================================================================================================================================

   $1.57          $   1.47          $   1.42          $  1.32          $  1.20          $   .97          $   .79          $   .93
     .22               .24               .18              .14              .15              .04              .02               --
      --                --                --               --               --               --               --               --
      --                --                --               --               --               --               --               --
    1.79              1.71              1.60             1.46             1.35             1.01              .81              .93
     .84               .83               .755             .68              .645             .60              .60              .60
- - ---------------------------------------------------------------------------------------------------------------------------------

     9.9%             10.2%             11.5%            12.0%            11.1%            10.4%             9.5%            11.2%
    22.6              24.4              26.6             23.5             20.1             17.9             15.7             20.1
    39.1              38.4              38.4             38.0             36.1             40.3             43.6             42.5
    46.2              48.6              45.3             47.1             53.8             61.4             75.6             63.9
     3.7               3.9               4.0              3.9              3.8              4.2              4.4              4.5
2.5 to 1          2.0 to 1          2.3 to 1         2.3 to 1         2.1 to 1         1.8 to 1         1.7 to 1         1.8 to 1
- - ---------------------------------------------------------------------------------------------------------------------------------

$  314.3          $  256.3          $  229.7          $ 218.5          $ 174.4          $ 121.8          $  86.7          $  80.7
 1,350.6           1,324.4           1,037.0            938.5            838.9            781.8            621.9            571.1
 1,044.2             957.8             840.3            720.1            648.7            607.5            547.6            499.0
   413.8             394.1             282.2            214.0            100.8             72.8             38.4             36.5
   107.3              90.8              77.8             62.7             53.7             47.3             42.3             34.4
   576.3             528.7             455.6            443.7            477.5            446.8            407.5            384.2
- - ---------------------------------------------------------------------------------------------------------------------------------

$  226.7          $  218.5          $  192.4          $ 159.1          $ 148.4          $ 132.9          $ 113.2          $ 113.0
   131.0             136.8             114.9             86.4             61.6             57.2             63.6             59.9
    75.4              62.1              45.5             37.8             40.4             38.5             37.8             32.9
    58.8              57.8              52.9             51.0             50.5             47.2             47.1             47.0
    14.3                --              80.5            111.7             21.5             11.6               --               --
   403.7             376.6             326.0            282.5            263.8            231.3            203.7            195.4
  70,021            69,828            69,292           72,199           77,129           78,298           78,542           78,308
 $34.625          $ 41.625          $  28.25          $ 24.75          $17.625          $16.625          $ 13.75          $13.375
   6,129             5,543             5,099            5,224            5,477            5,668            5,821            6,156
   6,714             6,832             5,862            5,489            5,381            5,085            4,868            5,065
- - ---------------------------------------------------------------------------------------------------------------------------------

QUARTERLY SUMMARY (UNAUDITED)

                                                              1995                                        1994
                                            ----------------------------------------     ---------------------------------------
(Dollar amounts in millions,                 First     Second      Third     Fourth      First     Second      Third     Fourth
 except per share figures)                  Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
- - --------------------------------------------------------------------------------------------------------------------------------
Sales                                        $292.5     $302.3     $310.0     $309.7     $309.9     $326.0     $319.6     $291.3
Gross earnings                                164.0      170.2      174.1      174.9      173.8      182.2      180.3      166.8
Earnings from continuing operations            32.9       32.4       35.5       34.9       27.3       26.9        1.7*      17.3*
Discontinued operations                         4.9        4.7        5.0        3.4        6.5        6.2        5.8        5.4
Net earnings                                   37.8       37.1       40.5       38.3       33.8       33.1        7.5*      22.7*
Per common share
  Earnings-fully diluted
    Continuing operations                       .41        .41        .45        .45        .34        .33          -        .21
    Discontinued operations                     .07        .06        .07        .04        .08        .08        .08        .07
    Net earnings                                .48        .47        .52        .49        .42        .41        .08        .28
    Dividends                                   .24        .25        .25        .25        .225       .24        .24        .24
  Market price
    High                                        35-5/8      38-1/8     38-5/8     34-3/8     37-7/8     34-1/2     34-7/8     34
    Low                                         33          32-7/8     32-5/8     28-1/8     33         31         29-3/4     31-1/4
- - --------------------------------------------------------------------------------------------------------------------------------
*Includes an after tax charge for formation and consolidation expenses of $35.5 million and $18.5 million in the third and fourth quarters of 1994, respectively.

CORPORATE OFFICERS

                 Edward J. Mooney (54)
                 Chairman and
                 Chief Executive Officer
                 27 years of service

                 Milford B. Harp (58)
                 Executive Vice President,
                 Operations
                 32 years of service

                 W. Steven Weeber (53)
                 Executive Vice President,
                 Operations Staff
                 29 years of service

                 Peter Dabringhausen (57)
                 Group Vice President
                 President, Process
                 Chemicals Division
                 26 years of service

                 Stephen D. Newlin (43)
                 Group Vice President,
                 President Nalco Europe
                 20 years of service

                 J. David Tinsley (55)
                 Group Vice President
                 President, Water and Waste
                 Treatment Division
                 30 years of service

                 Ronald J. Allain (55)
                 Senior Vice President,
                 Research and Development
                 25 years of service

                 David R. Bertran (52)
                 Senior Vice President,
                 Manufacturing and Logistics
                 12 years of service

                 James F. Lambe (50)
                 Senior Vice President,
                 Human Resources
                 26 years of service

                 John D. Berthoud (52)
                 Vice President, Marketing
                 and Quality Management
                 25 years of service

                 George M. Brannon (44)
                 Vice President, President
                 Nalco Pacific
                 20 years of service

                 William E. Buchholz (53)
                 Vice President,
                 Chief Financial Officer
                 3 years of service

                 William E. Parry (45)
                 Vice President,
                 General Counsel
                 1 year of service

                 Gilberto Pinzon (55)
                 Vice President, President
                 Nalco Latin America
                 26 years of service

                 Anthony J. Sadowski (57)
                 Vice President,
                 Environmental Health
                 and Safety
                 29 years of service

                 Dale W. Walker (59)
                 Vice President,
                 Corporate Sales
                 36 years of service

                 Robert L. Ratliff (47)
                 Controller
                 20 years of service

                 William G. Marshall (49)
                 Treasurer
                 15 years of service

                 Suzzanne J. Gioimo (52)
                 Secretary
                 26 years of service

                 Craig J. Holderness (43)
                 Assistant Treasurer
                 18 years of service

                 Elizabeth R. Ewing (36)
                 Assistant Treasurer

                 (As of March 1, 1996)

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1995 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1995 ANNUAL REPORT TO SHAREHOLDERS


The following is a list and narrative description of graphs included in those portions of the 1995 Annual Report to Shareholders expressly incorporated herein by reference.

In the portion of the Annual Report to Shareholders titled "Management's Discussion and Analysis" the following graphs appear:

Sales, based on continuing operations, in millions of dollars. The amounts for 1991-1994 include the Company's petroleum chemical operations. The values depicted in the graph are as follows:

                 Year                Amount
                 ----                ------
                 1991                $1,164
                 1992                $1,287
                 1993                $1,292
                 1994                $1,247
                 1995                $1,215

Depreciation, in millions of dollars. The values depicted in the graph are as follows:

                 Year                Amount
                 ----                ------
                 1991                   $65
                 1992                   $76
                 1993                   $83
                 1994                   $85
                 1995                   $85

Operating earnings, in millions of dollars. The amounts for 1991-1994 include the Company's petroleum chemical operations. The amount for 1994 excludes a $68 million pretax provision for formation and consolidation expenses.

The values depicted in the graph are as follows:

                 Year                Amount
                 -----               ------
                 1991                  $201
                 1992                  $231
                 1993                  $224
                 1994                  $204
                 1995                  $206

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1995 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1995 ANNUAL REPORT TO SHAREHOLDERS


Market Value of Nalco Common Share at Year-End Closing Price, in dollars. The values depicted in the graph are as follows:

                Year                 Amount
                ----                 ------
                1991                $41.625
                1992                $34.625
                1993                $ 37.50
                1994                $ 33.50
                1995                $30.125

Shareholders' Equity, in millions of dollars.
The values depicted in the graph are as follows:

                Year                 Amount
                ----                 ------
                1991                   $529
                1992                   $576
                1993                   $551
                1994                   $544
                1995                   $580

Cash Provided by Operating Activities, in millions of dollars.
The values depicted in the graph are as follows:

                Year                 Amount
                ----                 ------
                1991                   $199
                1992                   $208
                1993                   $256
                1994                   $249
                1995                   $213

Return on Shareholders' Equity, based on continuing operations, excluding net charge for formation and consolidation expenses in 1994, and before extraordinary loss and effect of accounting change in 1993, in percentages. The values depicted in the graph are as follows:

                Year                 Amount
                ----                 ------
                1991                   24.4%
                1992                   22.6%
                1993                   24.2%
                1994                   22.9%
                1995                   24.1%

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1995 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1995 ANNUAL REPORT TO SHAREHOLDERS


Capital Additions, in millions of dollars.
The values depicted in the graph are as follows:

                Year                 Amount
                ----                 ------
                1991                   $137
                1992                   $131
                1993                   $118
                1994                   $126
                1995                   $127

Dividends per Common Share, in dollars.
The values depicted in the graph are as follows:

                Year                 Amount
                ----                 ------
                1991                 $ 0.83
                1992                 $ 0.84
                1993                 $0.885
                1994                 $0.945
                1995                 $ 0.99