Form 10-K, Exhibit 13
period 1996-12-31
NALCO CHEMICAL CO
filed 1997-03-27
CIK 69598

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1996 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1996 ANNUAL REPORT TO SHAREHOLDERS


The following is a list and narrative description of graphs included in those portions of the 1996 Annual Report to Shareholders expressly incorporated herein by reference.

In the portion of the Annual Report to Shareholders titled "Management's Discussion and Analysis" the following graphs appear:

Sales, based on continuing operations, in millions of dollars. The amounts for 1992 - 1994 include the Company's petroleum chemical operations. The values depicted in the graph are as follows:

                    Year                            Amount
                    ----                            ------
                    1992                            $1,287
                    1993                            $1,292
                    1994                            $1,247
                    1995                            $1,215
                    1996                            $1,304

Depreciation, in millions of dollars.
The values depicted in the graph are as follows:

                    Year                            Amount
                    ----                            ------
                    1992                            $   76
                    1993                            $   83
                    1994                            $   85
                    1995                            $   85
                    1996                            $   92

Earnings before income taxes, in millions of dollars. The amount for 1994 excludes a $68 million pretax provision for formation and consolidation expenses.
The values depicted in the graph are as follows:

                    Year                             Amount
                    ----                             ------
                    1992                             $  209
                    1993                             $  211
                    1994                             $  206
                    1995                             $  213
                    1996                             $  229

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1996 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1996 ANNUAL REPORT TO SHAREHOLDERS


Market Value of Nalco Common Share at Year-End Closing Price, in dollars. The values depicted in the graph are as follows:

                    Year            Amount
                    ----            -------
                    1992            $34.625
                    1993             $37.50
                    1994             $33.50
                    1995            $30.125
                    1996            $36.125

Shareholders' Equity, in millions of dollars.
The values depicted in the graph are as follows:

                    Year            Amount
                    ----            -------
                    1992             $576
                    1993             $551
                    1994             $544
                    1995             $580
                    1996             $655

Cash Provided by Operating Activities, in millions of dollars.
The values depicted in the graph are as follows:

                    Year             Amount
                    ----             -------
                    1992              $208
                    1993              $256
                    1994              $249
                    1995              $213
                    1996              $229

Return on Shareholders' Equity, based on continuing operations, excluding net charge for formation and consolidation expenses in 1994, and before extraordinary loss and effect of accounting change in 1993, in percentages.
The values depicted in the graph are as follows:

                    Year             Amount
                    ----             ------
                    1992              22.6%
                    1993              24.2%
                    1994              22.9%
                    1995              24.1%
                    1996              23.5%

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1996 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1996 ANNUAL REPORT TO SHAREHOLDERS


Capital Additions, in millions of dollars.
The values depicted in the graph are as follows:


                    Year            Amount
                    ----            ------
                    1992             $131
                    1993             $118
                    1994             $126
                    1995             $127
                    1996             $ 93

Dividends per Common Share, in dollars.
The values depicted in the graph are as follows:

                    Year             Amount
                    ----             ------
                    1992             $ 0.84
                    1993             $0.885
                    1994             $0.945
                    1995             $ 0.99
                    1996             $ 1.00

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Shareholders of
Nalco Chemical Company

In our opinion, the accompanying statements of consolidated financial condition and the related consolidated statements of earnings, of cash flows and of common shareholders' equity present fairly, in all material respects, the financial position of Nalco Chemical Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Chicago, Illinois
February 3, 1997


R. R. Ross
Engagement Partner

MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 vs 1995

Sales from continuing operations were $1,304 million in 1996, an increase of 7 percent over last year's sales of $1,215 million. Sales by Diversey Water Technologies (DWT), a middle market water treatment business which was acquired by the Company in mid-1996, accounted for slightly less than one-third of the improvement. Sales for 1996 and 1995 by major operating unit were as follows:

                                                          1996 vs 1995
              (in millions)         1996         1995         Increase
-----------------------------------------------------     -------------
Water and Waste Treatment       $  409.6     $  373.1               10%
Process Chemicals                  349.5        316.9               10
Europe                             289.3        285.8                1
Latin America                      107.3         92.6               16
Pacific                            147.8        146.1                1
                                --------     --------
Total                           $1,303.5     $1,214.5                7
                                ========     ========

The Water and Waste Treatment Division reported a 10 percent gain over 1995, with a little more than half of the increase attributable to sales by DWT. Modest improvements were posted by the other four marketing groups in the Division. Sales by the Process Chemicals Division rose 10 percent over last year, as the Pulp and Paper Group reported a double-digit gain and the other two groups in the Division posted more modest increases. The Latin America Division reported a 16 percent sales gain, as solid double-digit improvements were posted by all but two of the operating units in the region. Reported sales by the Pacific Division were up 1 percent over last year, which reflected business that was transferred as of the beginning of 1996 to the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture. Pacific Division sales increased 12 percent, excluding from 1995 sales the business transferred to Nalco/Exxon, as solid double-digit improvements were posted by operations in Indonesia and Korea. Sales by Nalco's former affiliate company in India, which became a majority owned subsidiary in the fourth quarter of 1995, also contributed to the sales growth in the Division. Sales by the Europe Division were up 1 percent over 1995. Higher sales in local currencies by most operating units in the region, combined with sales by the European operations of DWT, were largely offset by sales decreases due to the stronger U.S. dollar compared to last year and business now with the Nalco/Exxon joint venture.

Cost of products sold was 43.6 percent of sales for 1996, compared with 43.7 percent of sales for 1995. This slight improvement was mainly attributable to higher margins of the newly acquired DWT. Changes in product mix resulted in slightly lower gross margins for the Company's existing North American operations, and gross margins of the three International Divisions were also slightly lower than last year on a combined basis.

Operating expenses in 1996 were up $41 million, or 8 percent over 1995, with higher selling and service expenses accounting for most of this increase. Expenses of DWT and other operations acquired since late 1995 contributed to over half of the change in selling expense. Most of the remainder represented increased spending to support growth in Latin America, the Pacific, and the paper market.

Worldwide, research expenses increased $2 million, or 5 percent over 1995, as higher expenses in North America and Latin America were partly offset by lower expenses in Europe and the Pacific. The increase in research expenses in North America was mainly attributable to higher salaries and employee benefits.

Administrative expenses for 1996 were up $5 million, or 12 percent over 1995, as a result of higher provisions for incentive plans and employee benefit costs.

Interest and other income for 1996 was down $5 million from 1995. Contributing to this decline were translation losses resulting from the devaluation of the Venezuelan bolivar during the second quarter of 1996, lower interest income reflecting a decrease in invested balances, and a gain on the sale of assets recognized last year.

Interest expense of $14 million in 1996 was down $2 million from 1995, which was mainly attributable to lower interest rates.

Nalco's equity in earnings of Nalco/Exxon was $25 million, an $8 million increase over the $17 million reported in 1995. This increase reflects strong growth in the joint venture's international operations, improved operating efficiencies, and business transferred to the joint venture as of the beginning of 1996.

The effective tax rate for 1996 was 36.4 percent, comparable to the effective tax rate for 1995.

Earnings from continuing operations as a percent to sales was 11.2 percent in 1996, which was unchanged from the rate for 1995.

In late October 1996, the Company completed the sale of its discontinued superabsorbent chemicals business, realizing a gain of $3 million, net of income taxes. Earnings from the discontinued operation, exclusive of the $3 million net gain on the sale, were $6 million in 1996 and $18 million in 1995. (See Note 3).

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

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which requires companies to account for employee stock-based compensation plans using a fair value based method of accounting. However, SFAS 123 allows companies to continue to apply the intrinsic value based method prescribed under Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," provided certain pro forma disclosures are made with respect to a fair value method. The Company adopted the disclosure-only provisions of SFAS 123. (See Note 8).

1995 vs 1994

When the Nalco/Exxon joint venture partnership was formed during 1994, Nalco transferred the business and sales volume of its U.S. Petroleum Chemicals Division and certain petroleum chemical product lines of its international operations to the joint venture. While this formation did not change Nalco's net assets or results of operations, several historical captions in the consolidated financial statements were affected. Because 1994 results have not been reclassified to exclude petroleum chemical operations, the following unaudited statement of consolidated earnings for the year ended December 31, 1994 is presented. It reflects results of operations on a comparable basis with 1995; that is, Nalco petroleum chemical operations are excluded for the first eight months of 1994 and recognized as if they were accounted for by the equity method.

                                                                   Reclas-
                                                                    sified
(in millions)                                              1995       1994
--------------------------------------------------------------------------
Net Sales                                              $1,214.5   $1,110.0
Operating costs and expenses
 Cost of products sold                                    531.3      482.3
 Selling and service                                      399.5      364.3
 Research and development                                  39.8       39.6
 Administrative and general                                38.4       39.2
 Formation and consolidation                                  -       68.2
--------------------------------------------------------------------------
                                                        1,009.0      993.6
--------------------------------------------------------------------------
Operating Earnings                                        205.5      116.4
Interest and other income                                   7.2       16.5
Interest expense                                          (16.2)     (20.8)
Equity in earnings of partnership                          16.9       19.9
--------------------------------------------------------------------------
Earnings from Continuing Operations
 Before Income Taxes                                      213.4      132.0
Income taxes                                               77.7       58.8
--------------------------------------------------------------------------
Earnings from Continuing Operations                       135.7       73.2
Earnings from discontinued operations, net of taxes        18.0       23.9
--------------------------------------------------------------------------
Net Earnings                                           $  153.7   $   97.1
==========================================================================

Sales from continuing operations were $1,215 million in 1995, a 3 percent decline from reported sales of $1,247 million for 1994. On a comparable basis, however, sales for 1995 were 9 percent higher than the year before. Sales for 1995 and 1994 by major operating unit were as follows:

                                                     1995 vs 1994
                                                         Increase
(in millions)                       1995       1994    (Decrease)
---------------------------------------------------  ------------
Water and Waste Treatment        $  372.9  $  363.9          2%
Process Chemicals                   317.1     281.6         13
Europe                              285.8     259.0         10
Latin America                        92.6      80.4         15
Pacific                             146.1     125.1         17
--------------------------------------------------
                                  1,214.5   1,110.0          9
Petroleum Chemicals                     -     136.8          -
---------------------------------------------------
Total                            $1,214.5  $1,246.8         (3)
===================================================

The following discussion of results of operations compares 1995 to the reclassified 1994 results presented above.

Sales by the Water and Waste Treatment Division rose 2 percent. Solid improvements were reported by the UNISOLV and WATERGY Groups, while a more modest increase was reported by the Basic Industry Group. The Process Chemicals Division posted a 13 percent sales improvement as double-digit gains were reported by all three groups in the Division. Sales by the Europe Division were up 10 percent. The weaker dollar compared to 1994 accounted for part of this increase, but double-digit gains in local currencies were reported by subsidiaries in Italy and Spain, as well as the Division's pan-European paper business. The Latin America Division turned in a 15 percent sales improvement, as double-digit gains were reported by subsidiary companies in Argentina, Brazil, and Chile. Slightly more than two-thirds of the increase for the Division was attributable to Nalcomex (Mexico), a former affiliate, which became a wholly owned subsidiary in the fourth quarter 1994. Sales by the Pacific Division were up 17 percent, as double-digit gains were reported by all but two of the subsidiary companies in the Division.

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

Nalco's equity in earnings of Nalco/Exxon was $17 million, a $3 million decline from the $20 million combined earnings reported by Nalco petroleum chemical operations from January to August 1994 and the Company's equity in the joint venture's earnings. This decrease reflected the weak petroleum market in the United States, as well as start-up and consolidation expenses for the joint venture.

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

As previously discussed, the Company disposed of its superabsorbent chemicals business in 1996, and reported its results as discontinued operations. Earnings from the discontinued superabsorbent chemicals business were $18 million in 1995, down $6 million from the $24 million reported in 1994.

MANAGEMENT'S ANALYSIS--FINANCIAL CONDITION

Total assets increased $34 million, or 2 percent during 1996.

Accounts receivable were $13 million, or 6 percent higher than at the end of 1995. Over two-thirds of this increase was attributable to the accounts receivable of DWT, which was acquired by the Company in mid-1996. (See Note 10). Higher worldwide sales levels in the fourth quarter 1996 also contributed to the increase.

Inventories decreased approximately $1 million, or 1 percent from year-ago levels. Lower balances in North America and Latin America were partly offset by inventories from the DWT acquisition.

Investment in and advances to partnership was unchanged during 1996, as Nalco's $25 million of equity in the earnings of Nalco/Exxon was offset by borrowings and distributions from the joint venture.

The $47 million net carrying amount of assets of discontinued operations at the end of 1995 consisted primarily of buildings and manufacturing equipment of the superabsorbent chemicals business which was sold in October 1996.

The $72 million increase in goodwill was mainly attributable to the acquisition of DWT. In addition, the weaker U.S. dollar in relation to the British pound and Australian dollar compared to the end of 1995 accounted for about 10 percent of the increase in goodwill.

Total liabilities decreased $40 million, or 5 percent during 1996 primarily because of a net decrease in short-term and long-term debt.

Shareholders' equity increased $74 million, or 13 percent during 1996, primarily because net earnings of $155 million exceeded dividends totaling $79 million. Common stock repurchases of 0.7 million shares at a cost of $26 million were offset by treasury stock transactions for stock option, benefit, and other plans totaling $16 million. The weaker U.S. dollar in relation to various international currencies, most notably the British pound and Australian dollar, compared to the end of 1995 resulted in an $8 million decrease in foreign currency translation adjustments.

Nalco's return on average shareholders' equity was 23.5 percent in 1996, slightly lower than the 24.1 percent in 1995 based on earnings from continuing operations.

MANAGEMENT'S ANALYSIS--CASH FLOWS

One of Nalco's most significant financial strengths is its ability to consistently generate strong cash flow from operations. Net cash provided by operating activities was $229 million in 1996, which was generated primarily from net earnings before noncash charges for depreciation and amortization.

Significant cash flow requirements in 1996 included capital investments of $93 million, business purchases of $83 million, dividends of $79 million, and $26 million for the reacquisition of common stock.

In 1995, cash from operations was $213 million compared to the 1994 total of $249 million.

Over 60% of the 1996 capital investments of $93 million was attributable to investments in North America, which included $18 million for PORTA-FEED units and $10 million for transportation equipment. Investments in manufacturing facilities and related support equipment for operations in Argentina and The People's Republic of China totaled $8 million. The Company plans to continue to invest in internal growth in 1997 and it is expected that capital investments will exceed $100 million.

Other significant investing activities in 1996 included the acquisitions of DWT and the water treatment chemicals business of Albright & Wilson U.K. Limited for approximately $83 million net of cash acquired. Borrowings from Nalco/Exxon totaled $23 million during 1996, and the Company received $41 million from the sale of the discontinued superabsorbent chemicals business.

Over two-thirds of the 1995 capital investments of $127 million was attributable to investments in the United States, which included $26 million for PORTA-FEED units, $17 million for field equipment, and $13 million for transportation equipment.

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

Net financing activities of $115 million in 1996 included dividends paid on common stock of $67 million or $1.00 per share. Since the Company's founding in 1928, it has paid 274 consecutive quarterly dividends, and expects to continue its policy of paying regular cash dividends. The Company continued its stock repurchase program in 1996 by reacquiring 0.7 million shares of common stock at a cost of $26 million. In 1995, the Company reacquired 1.3 million shares of common stock at a cost of $42 million, and 1.8 million shares were repurchased for $61 million in 1994. Management believes that the stock repurchase program represents a sound economic investment for Nalco's shareholders. Other financing activities in 1996 consisted primarily of a net decrease in short-term and long-term debt of $22 million.

Among the most significant financing activities in 1995 and 1994 were payments for cash dividends and the repurchase of common stock.

Management expects that internal growth in existing businesses will be financed principally from internally generated funds. For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco also had a $260 million Revolving Credit Agreement with ten banks. The credit arrangements were unused at December 31, 1996. On January 31, 1997, the Revolving Credit Agreement was increased to $350 million with eleven banks. (See Note 14). With the agreement of the banks, with two weeks notice, this credit can be increased to $600 million. In addition, most foreign subsidiaries have established short-term borrowing facilities in local currency and use them as the need arises. Net debt (short-term and long-term borrowings less cash and cash equivalents) totaled $245 million, $278 million, and $222 million at December 31, 1996, 1995, and 1994, respectively.

Management believes that Nalco's strong cash flow, together with its unused debt capacity, provides ample capability for the Company to pursue investment opportunities ranging from internal growth to acquisitions and stock repurchase.

Statements of Consolidated Earnings

                                                  Year Ended December 31
                                             -------------------------------
(in millions, except per share figures)        1996       1995       1994
----------------------------------------------------------------------------
Net Sales                                    $1,303.5   $1,214.5   $1,246.8
Operating costs and expenses
  Cost of products sold                         568.6      531.3      543.7
  Selling and service                           433.4      399.5      405.3
  Research and development                       41.9       39.8       45.7
  Administrative and general                     42.9       38.4       47.8
  Formation and consolidation                       -          -       68.2
                                             --------   --------   --------
                                              1,086.8    1,009.0    1,110.7
                                             --------   --------   --------
Operating Earnings                              216.7      205.5      136.1
Interest and other income                         2.6        7.2       16.6
Interest expense                                (14.4)     (16.2)     (21.8)
Equity in earnings of partnership                24.5       16.9        6.9
                                             --------   --------   --------
Earnings from Continuing Operations
  Before Income Taxes                           229.4      213.4      137.8
Income taxes                                     83.5       77.7       64.6
                                             --------   --------   --------
Earnings from Continuing Operations             145.9      135.7       73.2
Earnings from discontinued operations,
  net of taxes                                    8.6       18.0       23.9
                                             --------   --------   --------
Net Earnings                                 $  154.5   $  153.7   $   97.1
                                             ========   ========   ========

Earnings Per Common Share--Primary
  Earnings from continuing operations        $   1.99   $   1.83   $    .90
  Discontinued operations, net of taxes           .13        .27        .35
                                             --------   --------   --------
  Net earnings                               $   2.12   $   2.10   $   1.25
                                             ========   ========   ========
Earnings Per Common Share--Fully Diluted
  Earnings from continuing operations        $   1.86   $   1.71   $    .88
  Discontinued operations, net of taxes           .11        .24        .31
                                             --------   --------   --------
  Net earnings                               $   1.97   $   1.95   $   1.19
                                             ========   ========   ========

Average Shares Outstanding (in thousands)
  Primary                                      67,599     67,905     69,029
                                             ========   ========   ========

  Fully Diluted                                75,616     75,947     77,160
                                             ========   ========    =======

  The notes to consolidated financial statements on pages 28 through 37 are an integral part of these statements.

-------------------------------------------------------------------------
Statements of Consolidated Financial Condition
                                                         December 31
                                                     --------------------
(in millions, except per share figures)                1996       1995
-------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                            $   38.8   $   38.1
Receivables, less allowances
  of $4.9 in 1996 and $4.4 in 1995                      233.4      220.3
Inventories
  Finished products                                      61.4       62.4
  Materials and work in process                          29.4       29.0
                                                     --------   --------
                                                         90.8       91.4
Prepaid expenses, taxes, and other current assets        22.2       20.2
                                                     --------   --------
Total Current Assets                                    385.2      370.0
Other Assets
Investment in and advances to partnership               126.0      126.2
Discontinued operations - net                               -       47.1
Goodwill, less accumulated amortization
  of $24.7 in 1996 and $18.6 in 1995                    202.5      131.0
Miscellaneous                                           158.8      166.2
                                                     --------   --------
Total Other Assets                                      487.3      470.5
Net Property, Plant, and Equipment                      522.0      520.0
                                                     --------   --------
Total Assets                                         $1,394.5   $1,360.5
                                                     ========   ========


Liabilities and Shareholders' Equity
Current Liabilities
Short-term debt                                      $   31.3   $   95.0
Accounts payable                                        114.6      126.9
Accrued compensation                                     32.3       27.3
Other accrued expenses                                   65.7       71.9
Income taxes                                             45.8       34.7
                                                     --------   --------
Total Current Liabilities                               289.7      355.8
Long-Term Debt                                          252.6      221.5
Deferred Income Taxes                                    42.9       53.3
Accrued Pension Benefits                                 38.6       37.3
Accrued Postretirement Benefits                          98.5       97.7
Other Liabilities                                        17.7       14.6
Commitments and Contingent Liabilities                      -          -

Shareholders' Equity
Preferred stock--par value $1.00 per share                0.4        0.4
  Capital in excess of par value of shares              188.6      191.7
  Unearned ESOP compensation                           (162.6)    (166.6)
                                                     --------   --------
                                                         26.4       25.5
Common stock--par value $.1875 per share;
  80.3 shares issued                                     15.1       15.1
  Capital in excess of par value of shares               31.2       27.8
Retained earnings                                       992.0      916.2
Minimum pension liability adjustment                     (6.1)      (6.0)
Foreign currency translation adjustments                (39.9)     (48.0)
Common stock reacquired--at cost                       (364.2)    (350.3)
                                                     --------   --------
Total Shareholders' Equity                              654.5      580.3
                                                     --------   --------
Total Liabilities and Shareholders' Equity           $1,394.5   $1,360.5
                                                     ========   ========

The notes to consolidated financial statements on pages 28 through 37 are an integral part of these statements.

--------------------------------------------------------------------------------
Statements of Consolidated Cash Flows
                                                      Years Ended December 31
                                                    ----------------------------
(in millions)                                         1996      1995      1994
--------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities
Net earnings                                        $ 154.5   $ 153.7   $  97.1
Adjustments to reconcile net earnings to
  cash provided by operating activities
  Formation and consolidation expenses                    -         -      68.2
  Depreciation and amortization                        98.3      89.2      89.2
  Equity in earnings of partnership,
     net of distributions                             (14.0)    (10.8)     (6.9)
  Noncurrent deferred income taxes                     (9.0)    (13.0)     (3.8)
  Other--net                                            9.1       0.6       6.8
  Changes in current assets and liabilities
     Receivables                                        6.4     (20.5)     10.2
     Inventories                                       (0.1)    (10.2)    (19.3)
     Accounts payable                                 (15.9)     21.5      22.8
     Other                                             (0.4)      2.0     (15.2)
                                                    -------   -------   -------
Net Cash Provided by Operating Activities             228.9     212.5     249.1
                                                    -------   -------   -------
Cash Provided by (Used for) Investing Activities
Additions to property, plant, and equipment           (92.5)   (126.7)   (125.6)
Business purchases                                    (83.4)    (23.8)    (20.4)
(Investments in) advances from partnership             18.0      (8.2)    (26.3)
Proceeds from sale of business                         41.2         -       6.4
Other investing activities                              7.2       2.6       1.6
                                                    -------   -------   -------
Net Cash (Used for)
  Investing Activities                               (109.5)   (156.1)   (164.3)
                                                    -------   -------   -------
Cash Provided by (Used for) Financing Activities
Cash dividends, net of taxes                          (78.7)    (78.1)    (75.7)
Proceeds from long-term debt                           59.2       6.8       2.2
Payments of long-term debt                            (12.1)     (3.3)     (7.7)
Increase (decrease) in short-term debt                (69.5)     46.4       8.0
Common stock reacquired                               (26.3)    (42.4)    (61.3)
Other financing transactions                            9.9       9.8      13.4
                                                    -------   -------   -------
Net Cash (Used for) Financing Activities             (117.5)    (60.8)   (121.1)
Effect of foreign exchange rate changes
  on cash and cash equivalents                         (1.2)     (2.6)      3.3
                                                    -------   -------   -------
Increase(decrease) in cash
  and cash equivalents                                  0.7      (7.0)    (33.0)
Cash and cash equivalents at the
  beginning of the year                                38.1      45.1      78.1
                                                    -------   -------   -------
Cash and Cash Equivalents
  at the End of the Year                            $  38.8   $  38.1   $  45.1
                                                    =======   =======   =======

The notes to consolidated financial statements on pages 28 through 37 are an integral part of these statements.

-------------------------------------------------------------------------------------------------------------------------
Statements of Consolidated Common Shareholders' Equity
(in millions, except per share figures)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         Common Stock
                                                   Capital in               Minimum      Foreign          Reacquired
                                           Common  Excess of                Pension      Currency    --------------------
                                           Stock   Par Value   Retained    Liability   Translation     Number
                                           Issued  of Shares   Earnings   Adjustment   Adjustments   of Shares     Cost
                                           ------  ----------  ---------  -----------  ------------  ----------  --------

Balance at January 1, 1994                  $15.1      $ 10.6    $819.2        $(7.1)       $(49.3)       11.4   $(259.6)

  Net earnings                                                     97.1
  Dividends on preferred stock
     --net of tax benefit of $4.6                                 (11.0)
  Dividends on common stock
     ($0.945 per share)                                           (64.7)
  Treasury stock transactions                            12.3                                              1.5     (67.4)
  Stock issued under option,
     benefit, and other plans                             2.6                                             (0.5)      9.3
  Minimum pension liability adjustment                                           1.4
  Currency translation adjustments                                                            10.0
                                            -----      ------    ------        -----        ------        ----   -------
Balance at December 31, 1994                 15.1        25.5     840.6         (5.7)        (39.3)       12.4    (317.7)

  Net earnings                                                    153.7
  Dividends on preferred stock
     --net of tax benefit of $4.2                                 (11.2)
  Dividends on common stock
     ($0.99 per share)                                            (66.9)
  Treasury stock transactions                                                                              1.3     (42.4)
  Stock issued under option,
     benefit, and other plans                             2.3                                             (0.5)      9.8
  Minimum pension liability adjustment                                          (0.3)
  Currency translation adjustments                                                            (8.7)
                                            -----      ------    ------        -----        ------        ----   -------
Balance at December 31, 1995                 15.1        27.8     916.2         (6.0)        (48.0)       13.2    (350.3)

  Net earnings                                                    154.5
  Dividends on preferred stock
     --net of tax benefit of $3.9                                 (11.4)
  Dividends on common stock
     ($1.00 per share)                                            (67.3)
  Treasury stock transactions                                                                              0.7     (26.3)
  Stock issued under option,
     benefit, and other plans                             3.4                                             (0.6)     12.4
  Minimum pension liability adjustment                                          (0.1)
  Currency translation adjustments                                                             8.1
                                            -----      ------    ------        -----          ----        ----   -------
Balance at December 31, 1996                $15.1      $ 31.2    $992.0        $(6.1)       $(39.9)       13.3   $(364.2)
                                            =====      ======    ======        =====        ======        ====   =======

The notes to consolidated financial statements on pages 28 through 37 are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICY--Nalco's consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. All intercompany balances and transactions are eliminated. Investments in partnerships and affiliated companies are reported on the equity method.

Certain amounts in the prior years' financial statements and notes thereto have been reclassified to conform to the current year presentation.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

CASH AND CASH EQUIVALENTS--Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

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

FOREIGN CURRENCY TRANSLATION--The local currency has been designated as the functional currency in financial statements of companies which account for approximately 89 percent of total foreign subsidiary net assets at the end of 1996. These financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the currency translation adjustment account in shareholders' equity. The remaining subsidiaries operate in countries with highly inflationary environments and their statements are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations. The impact of foreign currency exchange transactions, included in interest and other income in 1996, 1995, and 1994, was not significant.

INVENTORY VALUATION--Inventories are valued at the lower of cost or market. Approximately 36 percent of the inventories at the end of 1996 are valued using the last-in, first-out (LIFO) method. The remaining inventories are valued using the average cost or first-in, first-out (FIFO) method. If the FIFO method of accounting had been used for all inventories, reported inventory amounts would have been approximately $25 million higher at both December 31, 1996 and 1995.

GOODWILL--Goodwill consists of costs in excess of the fair value of net tangible and identified intangible assets of acquired companies and is generally amortized over 40 years using the straight-line method. The Company annually evaluates whether the projected earnings and undiscounted cash flows of each of the acquired companies is sufficient to recover the carrying value of the net investment, including goodwill, in order to determine if an impairment has occurred. Management is currently of the opinion that no such impairment exists.

STOCK-BASED COMPENSATION--Effective January 1, 1996, the Company adopted the "disclosure method" provisions of Statement of Financial Accounting Standards No. 123(SFAS 123) "Accounting for Stock-Based Compensation." As permitted under SFAS 123, the Company continues to recognize stock-based compensation costs under the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25(APB 25), "Accounting for Stock Issued to Employees."

INCOME TAXES--Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases.

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

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)--ESOP contribution expense is based upon non-level debt payments made by the ESOP to meet the plan funding requirements. An adjustment to increase expense is made when the computed amount is less than 80 percent of the cumulative expense that would be recognized under the "shares allocated" method.

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

Identifiable assets are those directly associated with operations of the geographic area. Corporate assets consist mainly of cash and cash equivalents; marketable securities; investments in unconsolidated partnership, affiliates, and leveraged leases; and capital assets used for corporate purposes. Corporate assets for 1995 also include the net assets of discontinued operations, which are classified as North American identifiable assets for the year 1994.

GEOGRAPHIC AREA DATA

(in millions)                          1996       1995       1994
-----------------------------------------------------------------
Sales
North America                      $  797.4   $  723.6   $  769.7
Europe                                289.3      285.8      288.9
Latin America                         107.3       92.6       90.6
Pacific                               147.8      146.1      127.7
Sales between areas                   (38.3)     (33.6)     (30.1)
                                   --------   --------   --------
                                   $1,303.5   $1,214.5   $1,246.8
                                   ========   ========   ========

Operating Earnings
North America                      $  154.4   $  132.9   $  111.7
Europe                                 34.6       38.9        8.3
Latin America                          21.7       22.1       16.6
Pacific                                20.4       22.9       19.8
Expenses not allocated to areas       (14.4)     (11.3)     (20.3)
                                   --------   --------   --------
                                   $  216.7   $  205.5   $  136.1
                                   ========   ========   ========
Identifiable Assets
North America                      $  550.9   $  526.1   $  485.2
Europe                                271.6      259.9      245.2
Latin America                          67.3       60.4       66.9
Pacific                               185.4      171.3      147.9
Corporate                             319.3      342.8      324.0
                                   --------   --------   --------
                                   $1,394.5   $1,360.5   $1,269.2
                                   ========   ========   ========

Sales and operating earnings for 1994 include results for the Company's U.S. Petroleum Chemicals Division and certain petroleum chemical product lines of its international operations which were transferred to Nalco/Exxon effective September 1, 1994. Sales included were approximately $137 million in 1994. (See
Note 11).

In 1994, operating earnings were reduced by a pretax provision of $68 million for formation and consolidation expenses. (See Note 4). Of that amount, approximately $34 million was included in European operations.

NOTE 3--DISCONTINUED OPERATIONS

In October 1996, the Company completed the sale of its discontinued superabsorbent chemicals business. The gain on the sale was $3 million, net of income taxes of $1 million.

The results of the superabsorbent chemicals business have been classified as discontinued operations in the accompanying financial statements. Sales from the discontinued operation, which are excluded from consolidated sales, amounted to $63 million in 1996, $96 million in 1995, and $99 million in 1994. Excluding the aforementioned gain on the sale, net earnings from discontinued operations totaled $6 million in 1996, $18 million in 1995, and $24 million in 1994, which included the pretax operating earnings of the discontinued operations, less applicable income taxes of $4 million in 1996, $11 million in 1995, and $15 million in 1994. The effective income tax rate for discontinued operations differs from the federal statutory rate primarily because of state income taxes, net of federal tax benefit.

NOTE 4--FORMATION AND CONSOLIDATION EXPENSES

The Company adopted a worldwide consolidation plan for manufacturing and support operations during 1994, primarily as a result of the formation of Nalco/Exxon discussed in Note 11. The production volume reduction caused by redundancies associated with the joint venture formation required the Company to down size, close, and consolidate operations. In addition, certain support functions have been or are being regionalized on a pan-European basis in order to more efficiently serve customers. As a result, the Company recorded a pretax provision of $68 million ($54 million after tax, or 70 cents per share on a fully diluted basis) in 1994. Included in this provision was the cost of termination benefits; costs associated with facility closings and the disposition of certain assets; and payments for post-closure plant environmental remediation, legal and consulting fees, and other exit costs. Cash expenditures charged against the provision to date have been funded through operating cash flows, and the Company anticipates that future cash expenditures will be similarly funded. A tax benefit of $14 million, net of tax costs associated with the contribution of assets to various joint venture entities, was included in the Company's 1994 income tax provision related to the formation and consolidation expenses.

Charges against the provision for formation and consolidation expenses totaled $25 million in 1994, $20 million in 1995, and $12 million in 1996. Charges against the provision in 1996 included cash payments of approximately $8 million for termination benefits and $1 million for legal, consulting, and post-closure plant environmental remediation expenses. Noncash asset write-downs totaling approximately $3 million were also charged against the provision in 1996.

The balance of $11 million at December 31, 1996 will be used primarily for remaining termination benefits.

NOTE 5--PENSION PLANS

The Company has several noncontributory defined benefit pension plans covering most employees in the United States and those with six foreign subsidiaries. The principal domestic plan represents approximately 68 percent of the projected benefit obligation (PBO) and 80 percent of the total market value of assets. This plan provides benefits that are based on years of service and the employee's highest paid 48 months during the last 120 months before termination of employment. Approximately 96 percent of the assets in the plan at December 31, 1996 was invested in stocks, bonds, and insurance contracts, and the remaining assets were invested in professionally managed real estate trusts and partnerships. No contributions have been made since 1984 due to the present funded position of the plan and none are anticipated in 1997. Three of the six foreign pension plans are unfunded, generally because amounts contributed are not deductible for tax purposes.

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

Net pension expense for all defined benefit plans included in operating results was comprised of:

(in millions)                                                                            1996         1995       1994
---------------------------------------------------------------------------------------------------------------------
Service cost for benefits earned                                                    $    16.8     $   12.4   $   17.4
Interest costs on the PBO                                                                25.6         23.7       24.3
Actual return on plan assets                                                            (31.8)       (60.7)      (0.2)
Net amortizations and deferrals                                                           4.3         35.8      (23.7)
                                                                                    ---------     --------   --------
Net pension expense for defined benefit plans                                       $    14.9     $   11.2   $   17.8
                                                                                    =========     ========   ========

Assumptions for the plans as of the end of the last three years were as follows:

                                                                                                  U.S. Plans
                                                                                         ----------------------------
                                                                                         1996         1995       1994
---------------------------------------------------------------------------------------------------------------------
Weighted-average discount rates                                                           8.0%        7.25%       9.0%
Rates of increase in compensation levels                                                  4.0          4.0        4.8
Rates of return on plan assets                                                            9.5          9.5        9.0
---------------------------------------------------------------------------------------------------------------------


                                                                                                Foreign Plans
                                                                                         ----------------------------
                                                                                         1996         1995       1994
---------------------------------------------------------------------------------------------------------------------
Weighted-average discount rates                                                       6.5-9.0%     6.0-9.0%   7.0-9.0%
Rates of increase in compensation levels                                             4.0-6.25      4.0-6.5    4.5-6.5
Rates of return on plan assets                                                       6.5-9.75      6.0-9.5    7.0-9.5
---------------------------------------------------------------------------------------------------------------------

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which assets exceed the accumulated benefit obligation (ABO):


(in millions)                                  1996     1995
------------------------------------------------------------

Actuarial present value of:
  Vested benefit obligation                  $220.5   $194.1
  Non-vested benefit obligation                17.6     15.6
                                             ------   ------
  Total ABO                                   238.1    209.7
  Effect of future salary increases            58.3     88.6
                                             ------   ------
  Total PBO                                   296.4    298.3
Plan assets at fair market value              322.8    311.1
                                             ------   ------
Plan assets in excess of the PBO               26.4     12.8
Unrecognized net (asset)
  from date of adoption                       (21.6)   (24.7)
Unrecognized prior service cost                 9.7     11.0
Unrecognized net actuarial losses (gains)      (2.2)    16.4
                                             ------   ------
Net pension assets recognized                $ 12.3   $ 15.5
                                             ======   ======

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which the ABO exceeds assets:

(in millions)                                 1996     1995
-------------------------------------------------------------

Actuarial present value of:
  Vested benefit obligation                  $ 26.2   $ 26.5
  Non-vested benefit obligation                 4.7      3.2
                                             ------   ------
  Total ABO                                    30.9     29.7
  Effect of future salary increases            11.0     12.6
                                             ------   ------
  Total PBO                                    41.9     42.3
Plan assets at fair market value                  -        -
                                             ------   ------
Plan assets (less) than the PBO               (41.9)   (42.3)
Unrecognized net liability
  from date of adoption                         2.2      2.6
Unrecognized prior service cost                 6.6      7.4
Unrecognized net actuarial losses              12.8     14.3
Adjustment to recognize minimum liability     (18.3)   (19.3)
                                             ------   ------
Net pension (liabilities) recognized         $(38.6)  $(37.3)
                                             ======   ======

The above table includes the supplementary non-qualified plan for employees in the United States whose pension benefits exceed ERISA limitations and certain foreign pension plans.

In accordance with SFAS 87, "Employers' Accounting for Pensions," the Company has recorded a minimum pension liability for certain plans, representing the excess of the ABO over plan assets and accrued pension costs. A corresponding amount was recognized as an intangible asset, except to the extent that these additional liabilities exceeded related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities was charged directly to shareholders' equity. The excess minimum pension liability resulted in after-tax charges to shareholders' equity of approximately $6 million, net of income taxes of approximately $4 million, in 1996 and 1995.

NOTE 6--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS


Nalco has defined benefit postretirement plans that provide medical, dental, and life insurance benefits for substantially all United States retirees and eligible dependents. Nalco retains the right to change or terminate these benefits.

Net postretirement benefit expense for all defined benefit plans included in operating results was comprised of:


(in millions)                                 1996           1995           1994
--------------------------------------------------------------------------------
Service cost for benefits earned            $  2.2         $  1.8         $  3.3

Interest cost                                  5.1            5.5            6.8

Net amortization                              (1.5)          (1.7)             -
                                            ------         ------         ------

                                            $  5.8         $  5.6         $ 10.1
                                            ======         ======         ======

The components of the accrued postretirement benefit liability as of the end of the last two years were as follows.


(in millions)                                                1996           1995
--------------------------------------------------------------------------------
Actuarial present value of postretirement
  benefit obligations:
     Retirees                                              $ 32.8         $ 34.8

     Fully eligible active plan participants                  8.3            7.3

     Other active plan participants                          23.8           26.9
                                                           ------         ------

Accumulated postretirement benefit obligation                64.9           69.0

Unrecognized net gain                                        37.5           31.4
                                                           ------         ------
Accrued postretirement benefit liability                    102.4          100.4

Less current portion                                          3.9            2.7
                                                           ------         ------
Noncurrent liability                                       $ 98.5         $ 97.7
                                                           ======         ======

The assumptions used to measure the accumulated postretirement benefit obligation are as follows:


                                             1996           1995          1994
--------------------------------------------------------------------------------
Weighted-average discount rate               8.0%           7.25%          9.0%

Health care cost trend rate                  7.5             8.0          11.0

The health care cost trend rate will decrease 0.5 percent per year to an ultimate rate of 5.0 percent. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1996 postretirement benefit expense by approximately $1 million and would have increased the 1996 accumulated postretirement benefit obligation by $7 million.

NOTE 7--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)


Nalco's ESOP gives most United States employees an additional opportunity to share in the ownership of the Company's stock. Preferred shares are allocated to eligible employees based on a percentage of pretax earnings.

Selected information about the ESOP is as follows:

(dollar in millions, shares in thousands)     1996           1995           1994
--------------------------------------------------------------------------------
Preferred stock dividends                    $ 15.3         $ 15.4        $ 15.6

Interest expense on ESOP debt                $  9.4         $ 11.2        $ 10.6

ESOP benefit expense                         $  3.2         $  2.5        $  1.9

ESOP contribution payments                   $  5.1         $  2.1        $  -

Preferred shares at year end:

  Allocated                                   124.2          107.2          88.0

  Committed-to-be-released                     24.9           23.6          23.9

  Suspense                                    243.8          268.6         292.3

--------------------------------------------------------------------------------

NOTE 8--STOCK OPTION AND PERFORMANCE PLANS

Nalco's 1996 Stock Option Plan and its 1990 Stock Option Plan for key management employees authorized the granting of stock options for the purchase of up to 8,000,000 shares and 6,000,000 shares, respectively, of Nalco common stock. The Company's 1982 Stock Option Plan authorized the granting of either incentive stock options or non-qualified options for the purchase of up to 6,000,000 shares of Nalco's common stock. No additional grants will be made under the 1982 plan. The option price under these plans cannot be less than the fair market value on the date of grant. Options granted since 1989 generally become exercisable ratably over the three years following the grant date, and will expire ten years after the date granted. Options granted prior to 1989 have a term of ten years, and were exercisable upon grant. Options may be exercised in whole or in part for cash, shares of common stock, or a combination thereof.

The 1990 Stock Option Plan for Non-Employee Directors authorizes the granting of stock options to outside directors for the purchase of up to 500,000 common shares. The option price under the plan cannot be less than the fair market value on the date of the grant. These options become exercisable upon grant, and expire ten years from the grant date.

Information regarding these stock option plans for 1996, 1995, and 1994 is as follows:

                                         1996                             1995                               1994
                          -------------------------------    --------------------------------    ----------------------------------
                                         Weighted-Average                 Weighted-Average                   Weighted-Average
                             Shares      Exercise Price        Shares     Exercise Price           Shares    Exercise Price
                          ------------  -----------------    -----------  -------------------    ----------  ----------------------
At the beginning of
  the year                6,657,723          $32.17          4,327,223        $29.73             4,383,477        $28.17

Granted                   1,595,200          $31.64          2,801,200        $34.43               439,700        $35.15

Exercised                  (500,460)         $20.54           (360,700)       $19.49              (413,655)       $17.70

Expired or cancelled       (279,100)         $34.04           (110,000)       $35.02               (82,299)       $35.71

At the end of the year    7,473,363          $32.77          6,657,723        $32.17             4,327,223        $29.73

Options exercisable at

  end of year             4,574,896          $32.33          3,584,024        $30.08             3,179,179        $27.46

Weighted-average fair

  value of options

  granted during

  the year                    $6.53                              $8.98

The following table summarizes information about fixed stock options outstanding at December 31, 1996:


                                         Options Outstanding                                Options Exercisable
                         -------------------------------------------------------  -------------------------------------
                                              Weighted-Average
   Range of                    Number            Remaining      Weighted-Average        Number         Weighted-Average
Exercise Prices              Outstanding           Life          Exercise Price       Exercisable       Exercise Price
-----------------------  -------------------  ----------------  ----------------  -------------------  ----------------
     $15.78 to $20.16            685,675           1.9 yrs.           $19.86              685,675            $19.86
     $23.38 to $29.82            210,400           4.5                $26.49              210,400            $26.49
     $31.69 to $34.44          4,281,200           8.4                $33.40            1,483,633            $33.45
     $35.75 to $36.31          2,296,088           5.6                $36.02            2,195,188            $36.03
                               ---------                                                ---------
     $15.78 to $36.31          7,473,363           6.9                $32.77            4,574,896            $32.33
                               =========                                                =========

The Company applies APB 25 and related Interpretations in accounting for the aforementioned stock plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans while compensation expense has been recognized for its compensatory plans. Had compensation cost for the Company's fixed stock option plans been determined based on the fair value based method, as defined in SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(in millions, except per share data)                                1996    1995
--------------------------------------------------------------------------------
Net earnings             As reported                              $154.5  $153.7

                         Pro forma                                 146.1   149.0
--------------------------------------------------------------------------------
Earnings per share

  Primary                As reported                              $ 2.12  $ 2.10

                         Pro forma                                  1.99    2.03


  Fully diluted          As reported                                1.97    1.95

                         Pro forma                                  1.86    1.89
--------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: dividend yield of 3.2 percent and
3.2 percent; expected volatility of 20.7 percent and 21.4 percent; risk-free interest rate of 6.5 percent and 7.4 percent; and expected lives of 6.6 and 6.0 years.

The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1995, some of which would have had income statement effects in 1995 and 1996 due to the three-year vesting period associated with the fixed stock option awards. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

In 1996, the Performance Share Plan for designated officers and other key executives was amended and reapproved by the shareholders. It provides for the annual assignment of performance shares which are contingent upon future earnings growth of the Company. Performance awards shall be paid half in cash and half in the Company's common stock, except that any payments made after 1,000,000 shares have been issued shall be made only in cash and only with respect to contingent performance shares already assigned. The cash portion of an award shall be paid after determination of the award; however, the right to receive common shares shall not vest to a participant until three years after the end of a performance period.

In 1996, $2 million was charged to earnings for compensatory stock related plans. No significant charge to earnings was made for such plans in 1995 or 1994.

NOTE 9--INCOME TAXES


The sources of earnings from continuing operations before income taxes were as follows:

(in millions)                                    1996         1995         1994
--------------------------------------------------------------------------------
Domestic                                      $ 168.6      $ 162.1      $ 132.5
Foreign                                          60.8         51.3          5.3
                                              -------       ------      -------
Total                                         $ 229.4      $ 213.4      $ 137.8
                                              =======      =======      =======

The lower level of foreign source earnings in 1994 is primarily attributable to formation and consolidation expenses. (See Note 4).

The components of income tax provisions attributable to earnings from continuing operations are summarized as follows:


(in millions)                                    1996         1995         1994
--------------------------------------------------------------------------------
Current
  Federal                                      $ 50.9       $ 38.2       $ 41.7
  State                                          10.4          8.6         10.8
  Foreign                                        20.6         29.5         28.7
                                               ------       ------       ------
                                                 81.9         76.3         81.2
                                               ------       ------       ------
Deferred
  Federal                                        (3.0)         5.6         (3.0)
  State                                          (0.1)         0.1         (0.3)
  Foreign                                         4.7         (4.3)       (13.3)
                                               ------       ------       ------
                                                  1.6          1.4        (16.6)
                                               ------       ------       ------
Total                                          $ 83.5       $ 77.7       $ 64.6
                                               ======       ======       ======

Current foreign taxes listed above include taxes withheld by foreign governments on distributions from subsidiaries and affiliates (principally dividends and service fees). Current foreign taxes in 1994 also include $11 million of taxes on partnership formation.

Nalco made income tax payments of $84 million, $77 million, and $92 million during 1996, 1995, and 1994, respectively.

The effective income tax rate varies from the federal statutory rate because of the factors indicated below:

                                                 1996         1995        1994
--------------------------------------------------------------------------------
Statutory U.S. federal tax rate                  35.0%        35.0%       35.0%

State income taxes, net

  of federal tax benefit                          2.9          2.6         4.9

Foreign taxes on formation

  and consolidation                                 -            -         8.2

Other                                            (1.5)        (1.2)       (1.3)
                                                 ----         ----        ----
Effective tax rate                               36.4%        36.4%       46.8%
                                                 ====         ====        ====

Details of the 1996 and 1995 deferred tax assets and liabilities are as follows:

(in millions)                                                 1996         1995
--------------------------------------------------------------------------------
Deferred tax assets:

  Postretirement benefits                                  $ 41.2        $ 40.8

  Formation and consolidation expenses                        3.9           9.0

  Other                                                      46.1          42.7
                                                           ------        ------
  Total                                                      91.2          92.5
                                                           ------        ------

Deferred tax liabilities:

  Depreciation                                               59.2          66.3

  Leveraged lease investments                                29.6          29.9

  Other                                                      29.0          26.1
                                                           ------        ------
  Total                                                     117.8         122.3
                                                           ------        ------
Net deferred tax liability                                 $ 26.6        $ 29.8
                                                           ======        ======

Included in:

  Prepaid expenses, taxes,

     and other current assets                              $ (7.1)       $ (9.0)

  Miscellaneous other assets                                 (6.5)         (8.8)

  Income taxes                                               (2.7)         (5.7)

  Deferred income taxes                                      42.9          53.3
                                                           ------        ------
                                                           $ 26.6        $ 29.8
                                                           ======        ======


NOTE 10--ACQUISITIONS

On June 28, 1996, the Company completed the acquisition of DWT, a middle market water treatment business. The acquisition was accounted for as a purchase and, accordingly, the operating results of DWT subsequent to the date of acquisition are included in the Company's consolidated financial statements.

In late December 1996, the Company completed the purchase of the water treatment services chemicals business of Albright & Wilson, which serves customers such as steel and electric utility companies throughout the United Kingdom.

The purchase price of these two businesses was $83 million, net of cash acquired. The purchase price exceeded the fair value of the net tangible assets acquired by $75 million, which was allocated to goodwill and other intangible assets. The goodwill and other intangible assets are being amortized over periods ranging from 15 to 40 years.

In October 1995, the Company purchased an additional 25 percent of the common shares of Nalco Chemical India, Ltd. (Nalco India) from ICI India, Ltd. for approximately $11 million. The purchase price exceeded the fair value of the net tangible assets acquired by $9 million. Nalco already owned 40 percent of the common shares of Nalco India and had been accounting for earnings on the equity basis.

In November 1995, the Company purchased the pulp and paper chemical business of Texo Corporation for $14 million. The purchase price exceeded the fair value of the net tangible assets acquired by $13 million.

The pro forma impact as if these acquisitions had occurred at the beginning of the respective years is not significant.

NOTE 11--INVESTMENT IN AND ADVANCES TO PARTNERSHIP

The Company's investment in partnership consists of its 60 percent interest in Nalco/Exxon, a joint venture partnership which was formed on September 1, 1994.

The Company's investment in Nalco/Exxon of $126 million at December 31, 1996 included $23 million in demand notes payable to Nalco/Exxon. There were no outstanding borrowings from the joint venture at December 31, 1995.

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

The following table summarizes the Company's equity in earnings of Nalco/Exxon and distributions from the partnership for the years 1996 and 1995 and its initial four months of operations in 1994:

(in millions)                                    1996         1995         1994
--------------------------------------------------------------------------------
Nalco/Exxon:
  Net sales                                    $436.6       $420.8       $156.0
  Earnings before income taxes                   42.4         32.4         12.8
  Net income                                     35.7         28.0         10.7
Nalco's equity interest                            60%          60%          60%
                                               ------       ------       ------
Nalco's equity in net income                     21.4         16.8          6.4
Amortization and income preference, net           3.1          0.1          0.5
                                               ------       ------       ------
Equity in earnings of partnership              $ 24.5       $ 16.9       $  6.9
                                               ======       ======       ======
Distributions received from partnership        $  8.4       $  6.1       $    -
                                               ======       ======       ======

The Company's investment in Nalco/Exxon at December 31, 1996 included $5 million for the net excess of the Company's investment over its equity in the joint venture's net assets which is being amortized to equity earnings over the life of the related assets. In addition, the Company received a 6 percent, 8 percent, and 10 percent earnings preference in 1996, 1995, and 1994, respectively, which has been included in equity earnings.

Condensed balance sheet information for the Nalco/Exxon joint venture at December 31, 1996 and 1995 was as follows:

(in millions)                                                 1996          1995
--------------------------------------------------------------------------------
Current assets                                              $159.6        $198.9

Noncurrent assets                                            171.9         124.8

Current liabilities                                           72.5          97.9

Noncurrent liabilities                                        38.1          31.0
--------------------------------------------------------------------------------

The Company entered into a four year agreement with Nalco/Exxon on September 1, 1994 to provide certain administrative services to the partnership. Fees earned by the Company in 1996, 1995, and 1994 were $15 million, $16 million, and $5 million, respectively.

In the normal course of business, the Company supplies Nalco/Exxon with certain products, and purchases certain products from Nalco/Exxon. These transactions are generally at cost and were not significant in 1996, 1995, or 1994.

NOTE 12--FINANCE SUBSIDIARIES

Nalco has four finance subsidiaries, one wholly-owned and three 80%-owned, which were established to increase the return on financial assets. These subsidiaries are the lessor of a diversified portfolio of leveraged leases involving creditworthy lessees. Amounts related to the finance subsidiaries which are included in the Statements of Consolidated Financial Condition and Earnings are as follows:

(in millions)                                    1996         1995         1994
--------------------------------------------------------------------------------
At Year End
Leveraged lease investments                    $ 33.8        $ 36.3       $ 44.1

Current liabilities                               0.8           1.1          1.7

Deferred income taxes and other                  29.6          29.9         34.8
                                               ------         -----        -----
Net assets                                     $  3.4        $  5.3       $  7.6
                                               ------        ------       ------
For the Year

Net earnings                                   $  1.5        $  2.3       $  1.4

Dividends received by Nalco                       0.2           0.3          0.3
--------------------------------------------------------------------------------

Investments in leased property represent future rentals and residuals, net of nonrecourse debt. The leased assets are financed primarily by nonrecourse loans which are secured by the lessees' rental obligations and the leased property, but ownership of the property is retained by the finance subsidiaries. Such loans amounted to approximately $51 million at December 31, 1996 and 1995. Income from leveraged lease transactions is reported on the financing method, which requires income recognition over the life of the lease at a level rate of return on the positive net investment.

NOTE 13--PROPERTY, PLANT, AND EQUIPMENT


Property, plant, and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method. The estimated useful lives of the major classes of depreciable assets are as follows: buildings 15 to 40 years; equipment 3 to 15 years.

Property, plant, and equipment consists of the following:


(in millions)                                                  1996        1995
--------------------------------------------------------------------------------
Land                                                        $   38.6   $   38.7

Buildings                                                      205.6      202.0

Equipment                                                      925.2      860.9
                                                            --------   --------
                                                             1,169.4    1,101.6
Allowances for depreciation                                   (647.4)    (581.6)
                                                            --------   --------
Net property, plant, and equipment                          $  522.0   $  520.0
                                                            ========   ========

NOTE 14--SHORT-TERM DEBT

Short-term debt consists of the following:

(in millions)                                                  1996    1995
-------------------------------------------------------------------------------
Commercial paper borrowings                                   $ 3.0   $45.0
Current maturities of long-term debt                            6.4    28.2
Notes payable                                                  21.9    21.8
                                                              -----   -----
                                                              $31.3   $95.0
                                                              =====   =====

The weighted average interest rate on short-term debt was 7.7 percent and 7.8 percent at December 31, 1996 and 1995, respectively.

For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco had a $260 million Revolving Credit Agreement (RCA) with ten banks. This agreement was structured as a five-year revolving credit. Borrowings under the agreement would have been at rates which, at Nalco's option, varied with the prime rate, CD rate, LIBOR, or money market rates. The credit line carried a facility fee of .10 percent. The credit arrangements were unused at December 31, 1996 and 1995.

The $260 million RCA was replaced effective January 31, 1997 with a $350 million RCA with eleven banks. Terms of this new RCA are substantially similar to those of the previous RCA, with a facility fee of .08 percent.

NOTE 15--LONG-TERM DEBT

Long-term debt consists of the following:

(in millions)                                                    1996     1995
-------------------------------------------------------------------------------
ESOP loans                                                      $162.6   $171.9
Other                                                             96.4     77.8
                                                                ------   ------
                                                                 259.0    249.7
Less current portion                                              (6.4)   (28.2)
                                                                ------   ------
Total                                                           $252.6   $221.5
                                                                ======   ======

In 1989, the ESOP borrowed $200 million to purchase preferred stock from the Company. Nalco borrowed $66 million which was subsequently loaned to the ESOP, and guaranteed the balance of $134 million. Borrowings related to the ESOP are reflected as long-term debt with a corresponding reduction of shareholders' equity (unearned ESOP compensation). The ESOP is repaying the loans and interest over a projected 20-year period ending December 31, 2008 using Company contributions and dividends from preferred stock. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation are being reduced. $88 million of borrowings are variable rate notes which are presently remarketed on a monthly basis with a final maturity on December 31, 2008. Any notes which cannot be successfully remarketed will be purchased by the Company or one of its subsidiaries. The Company entered into an interest rate swap agreement which effectively converted the $88 million of variable rate notes into fixed-rate debt of 7.3 percent. The notional value of the swap agreement decreased to $59 million in 1996, and will decrease to $51 million and $43 million in 1997 and 1998, respectively, with final maturity in 1999. The remaining borrowings are comprised of a $38 million variable rate loan which matures in 2008 and a $37 million loan with a fixed rate of 8.1 percent and a final maturity in the year 2000.

The $96 million in other long-term debt includes $50 million of commercial paper borrowings in the United States and $41 million owed by a foreign subsidiary at a variable interest rate. The balance was borrowed by various foreign subsidiaries.

Interest paid by Nalco was $14 million, $15 million, and $20 million in 1996, 1995, and 1994, respectively.

The following table presents the projected annual maturities of long-term debt for the next five years after 1996:

(in millions)
----------------------
1997             $ 6.4
1998              12.0
1999              12.8
2000              10.2
2001                --

The amounts above include approximately $37 million in maturities related to the ESOP loans.

NOTE 16--SHAREHOLDERS' EQUITY

Information on preferred and common shares is summarized in the following table:

(dollars in millions, except per share amounts)                  1996     1995
--------------------------------------------------------------------------------
Preferred stock, par value $1.00 per share;
  authorized 2,000,000 shares;
    Series B ESOP Convertible
      Preferred Stock--outstanding;
      392,851 shares--1996 and 399,423
      shares--1995                                               $ 0.4   $ 0.4
    Series A Junior Participating
      Preferred Stock--none issued at
      December 31, 1995
    Series C Junior Participating
      Preferred Stock--none issued at
      December 31, 1996
Common stock, par value $.1875 per share;
  authorized 200,000,000 shares;
    issued 80,287,568 shares                                      15.1    15.1
--------------------------------------------------------------------------------

There were 13,263,648 shares and 13,163,155 shares held in treasury at December 31, 1996 and 1995, respectively.

In 1994, Nalco's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. During 1996, the repurchase of those shares was completed and the Board of Directors authorized the repurchase of an additional 3,000,000 shares.

The Company issued 415,800 shares of preferred stock to the ESOP in 1989 for $481.00 per share, the preference price upon liquidation. This preferred stock ranks senior to Series C Junior Participating Preferred Stock and common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of Nalco. Dividends on each share of preferred stock are cumulative and will be paid quarterly at the rate of 8 percent or $38.48 per annum. Full conversion of preferred shares occurs upon a holder's retirement or separation of service from the Company, and effective in 1999 participants in the ESOP may partially convert their stock upon reaching age 55. The conversion ratio and number of votes per share of preferred stock are subject to adjustment under certain conditions. The preferred stock entitles a participant to 20 votes per share, voting together with the holders of common stock and initially was convertible into 20 shares of common stock. The shares of preferred stock are redeemable by Nalco at $485.81 per share, declining to $481.00 per share on or after May 15, 1997. Also, the shares of preferred stock may be required to be redeemed by Nalco under certain circumstances. During 1996, 6,572 preferred shares were converted to 132,179 common shares of Nalco stock. During 1995 and 1994, 4,801 and 3,582 preferred shares were converted to 96,212 and 72,212 common shares, respectively. Approximately 8,000,000 common shares have been reserved for the conversion of preferred stock.

In 1996, the 1986 Preferred Share Purchase Rights expired and the Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (Right) for each outstanding share of common stock. The Rights are not exercisable or transferable apart from the common stock until a person or group has acquired, or makes a tender offer for 15 percent or more of the common stock. If Nalco is acquired in a merger or other business combination transaction or 50 percent or more of Nalco's assets or earning power are sold, each Right other than that held by the acquiring party will entitle the holder to receive, upon exercise at a price of $125, subject to adjustment, common stock of either Nalco or the acquiring company having a value equal to two times that price. The Rights are redeemable at $.01 each at any time before a 15 percent or greater position has been acquired, and expire on August 31, 2006. In connection with the expiration of the 1986 Preferred Share Purchase Rights and the distribution of the 1996 Rights, the Company's Series A Junior Participating Preferred Stock was cancelled and its Series C Junior Participating Preferred Stock was authorized.

NOTE 17--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Interest Rate Risk Management

Interest rate swap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. As of December 31, 1996 the Company was a counterparty to one interest rate swap with a notional value of $59 million at December 31, 1996 and $78 million at December 31, 1995. This swap fixes interest payments on a corresponding amount of floating rate ESOP notes at 7.3 percent until February 1999. The notional amount decreases to $51 million and $43 million in 1997 and 1998, respectively. The average interest rate received on this interest rate swap was 4.5 percent and 4.9 percent in 1996 and 1995, respectively.

At December 31, 1995, the Company was a counterparty to five additional interest rate swaps. Three interest rate swaps entered into in 1991 were designed to fix interest rate payments at 8.5 percent on $160 million of floating rate debt used to acquire affiliated companies in that year. In 1993, with cash from the sale of other subsidiaries, Nalco elected to repay the $160 million of debt, and therefore entered into two interest rate swaps with an aggregate notional value of $160 million which offset the three 1991 interest rate swaps. Nalco received
4.6 percent on these two swaps in exchange for paying a floating rate of interest equal to the floating rate received on the 1991 swaps. All five of these agreements matured in March 1996. The average interest rate received on the 1991 interest rate swaps and the average rate paid on the 1993 interest rate swaps was 5.4 percent in 1996 and 6.0 percent in 1995.

Foreign Exchange Risk Management

  The Company enters into various types of foreign exchange contracts in managing its intercompany foreign exchange risk, including currency swaps and forward exchange contracts.

  The Company's currency swap agreements were designed to hedge foreign currency intercompany loans that have maturities up to nine years. Gains and losses related to these swaps are offset with gains and losses on the underlying foreign currency loans. Forward exchange contracts are used to hedge various intercompany transactions with foreign subsidiaries and usually have maturities of six months, but occasionally may mature in one year.

  The Company had foreign exchange contracts with a notional value of $69 million and $115 million at December 31, 1996 and 1995, respectively.

  Deferred realized and unrealized gains and losses from firm foreign currency commitments, based on dealer-quoted prices, are included in the Statements of Consolidated Financial Condition as either miscellaneous other assets or accounts payable. They are recognized in earnings as part of the underlying transaction when it is recognized. There was no net deferred realized and unrealized gain or loss at December 31, 1996 or December 31, 1995.

NOTE 18--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995:

                                        1996            1995
                                -----------------------------------
                                Carrying   Fair   Carrying   Fair
(in millions)                    Amount   Value    Amount   Value
-------------------------------------------------------------------
Nonderivatives:

  Cash and cash equivalents       $ 38.8  $ 38.8   $ 38.1   $ 38.1

  Short-term debt                   31.3    31.3     95.0     95.0

  Long-term debt                   252.6   253.8    221.5    224.4

Derivatives:

  Miscellaneous other assets         1.6       -      3.3      3.3

  Other liabilities                    -     2.7      3.1      7.7
--------------------------------------------------------------------------------

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

NOTE 19--CONTINGENCIES AND LITIGATION

Nalco has been named as a potentially responsible party (PRP) by the Environmental Protection Agency (EPA) or state enforcement agencies at 14 waste sites where some financial contribution is or may be required.

These agencies have also identified many other parties who may be responsible for clean-up costs at the waste disposal sites. Nalco's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on Nalco up to the present, nor is it anticipated that there will be in the future, as a result of these matters. Nalco has and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. As of December 31, 1996, the Company had undiscounted reserves of approximately $1 million for the maximum amount of known environmental clean-up costs. The Company's 1996 expenditures relating to environmental compliance and clean-up activities were not significant. These environmental reserves represent management's current estimate of its proportional clean-up costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to clean-up activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position.

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

-------------------------------------------------------------------------------------------------------------------------------
Eleven Year Summary
(dollar amounts in millions,
except per share figures)                                                                         1996         1995        1994
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                                      $1,303.5     $1,214.5   $1,246.8
Operating costs and expenses
  Cost of products sold                                                                           568.6        531.3      543.7
  Selling and service                                                                             433.4        399.5      405.3
  Research and development                                                                         41.9         39.8       45.7
  Administrative and general                                                                       42.9         38.4       47.8
  Formation and consolidation                                                                         -            -       68.2
-------------------------------------------------------------------------------------------------------------------------------
Total Operating Costs and Expenses                                                              1,086.8      1,009.0    1,110.7
-------------------------------------------------------------------------------------------------------------------------------
Operating Earnings                                                                                216.7        205.5      136.1
Interest and other income                                                                           2.6          7.2       16.6
Interest expense                                                                                  (14.4)       (16.2)     (21.8)
Equity in earnings of partnership                                                                  24.5         16.9        6.9
-------------------------------------------------------------------------------------------------------------------------------
Earnings from Continuing
  Operations Before Income Taxes                                                                  229.4        213.4      137.8
Income taxes                                                                                       83.5         77.7       64.6
-------------------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations                                                               145.9        135.7       73.2
Earnings from discontinued operations                                                               8.6         18.0       23.9
-------------------------------------------------------------------------------------------------------------------------------
Earnings before Extraordinary Loss and
  Effect of Accounting Change                                                                     154.5        153.7       97.1
Extraordinary loss from retirement of
  debt, net of taxes                                                                                  -            -          -
Cumulative effect of change in accounting
  for postretirement benefits other than
  pensions, net of taxes                                                                              -            -          -
-------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                                   $  154.5     $  153.7   $   97.1
===============================================================================================================================
Per Share of Common Stock
Earnings from continuing operations--fully diluted                                             $   1.86     $   1.71   $    .88
Discontinued operations                                                                             .11          .24        .31
Extraordinary item                                                                                    -            -          -
Accounting change                                                                                     -            -          -
Net earnings                                                                                       1.97         1.95       1.19
Cash dividends paid                                                                                1.00          .99        .945
-------------------------------------------------------------------------------------------------------------------------------
Financial Ratios
Earnings as a percent to sales*                                                                    11.2%        11.2%       5.9%
Earnings as a percent to shareholders' equity*                                                     23.5         24.1       13.2
Effective income tax rate*                                                                         36.4         36.4       46.8
Common stock dividends paid as a percent to earnings*                                              46.1         49.2       88.4
Research and development expenses as a percent to sales*                                            3.2          3.3        3.7
Current ratio                                                                                  1.3 to 1     1.0 to 1   1.3 to 1
-------------------------------------------------------------------------------------------------------------------------------
Financial Position Data
Working capital                                                                               $    95.5     $   14.2   $   87.8
Total assets                                                                                    1,394.5      1,360.5    1,269.2
Property, plant, and equipment (cost)                                                           1,169.4      1,101.6    1,067.1
Long-term debt                                                                                    252.6        221.5      245.3
Deferred income taxes                                                                              42.9         53.3       56.8
Shareholders' equity                                                                              654.5        580.3      544.2
-------------------------------------------------------------------------------------------------------------------------------
Other Data
Working capital provided from operations                                                       $  237.2     $  219.2   $  250.1
Capital investments                                                                                92.5        126.7      125.6
Depreciation and amortization*                                                                     94.9         84.8       84.8
Dividends on common stock                                                                          67.3         66.9       64.7
Cost of common stock repurchased                                                                   26.3         42.4       61.3
Wages, salaries, commissions, and benefits                                                        427.9        387.4      411.1
Common shares outstanding at year end (thousands)                                                67,024       67,124     67,900
Market price per share of common stock at year end                                             $ 36.125     $ 30.125   $  33.50
Number of common shareholders of record                                                           5,349        5,669      6,005
Number of employees at year end                                                                   6,502        6,081      5,935
-------------------------------------------------------------------------------------------------------------------------------

NOTE: Shares outstanding and per share amounts have been restated to reflect the two-for-one stock split in 1991.

NOTE: Certain assets have been reclassified for the years 1992 to 1995 to conform to the current year presentation.

* Based on earnings from continuing operations before extraordinary loss and effect of accounting change.

---------------------------------------------------------------------------------------
    1993         1992       1991       1990       1989       1988       1987       1986
---------------------------------------------------------------------------------------
$1,291.6     $1,286.9   $1,164.4   $1,013.1    $ 899.1    $ 843.0    $ 738.3   $  658.5

   555.0        557.4      513.1      449.8      406.2      388.4      341.7      298.3
   410.2        397.7      357.2      291.7      252.9      236.5      204.9      185.8
    49.7         47.5       45.7       40.2       35.5       32.3       30.7       29.2
    52.9         53.3       47.0       50.2       47.2       50.0       38.9       41.4
       -            -          -          -          -          -          -          -
---------------------------------------------------------------------------------------
 1,067.8      1,055.9      963.0      831.9      741.8      707.2      616.2      554.7
---------------------------------------------------------------------------------------
   223.8        231.0      201.4      181.2      157.3      135.8      122.1      103.8
    14.4         18.3       18.9       19.9       27.0       20.6       14.9       12.6
   (27.5)       (40.3)     (27.1)     (11.5)      (9.7)      (9.5)      (8.2)      (6.0)
      --           --         --         --         --         --         --         --
 ---------------------------------------------------------------------------------------
   210.7        209.0      193.2      189.6      174.6      146.9      128.8      110.4
    81.9         81.8       74.2       72.9       66.3       53.1       51.9       48.1
---------------------------------------------------------------------------------------
   128.8        127.2      119.0      116.7      108.3       93.8       76.9       62.3
    23.9         17.8       18.8       14.4       11.6       12.2        3.4        1.4
---------------------------------------------------------------------------------------
   152.7        145.0      137.8      131.1      119.9      106.0       80.3       63.7

   (10.6)          --         --         --         --         --         --         --

   (56.5)          --         --         --         --         --         --         --
---------------------------------------------------------------------------------------
$   85.6     $  145.0   $  137.8   $  131.1    $ 119.9    $ 106.0    $  80.3   .$  63.7
=======================================================================================
$   1.57     $   1.57   $   1.47   $   1.42    $  1.32    $  1.20    $   .97   $    .79
     .31          .22        .24        .18        .14        .15        .04        .02
    (.14)          --         --         --         --         --         --         --
    (.72)          --         --         --         --         --         --         --
    1.02         1.79       1.71       1.60       1.46       1.35       1.01        .81
     .885         .84        .83        .755       .68        .645       .60        .60
---------------------------------------------------------------------------------------
    10.0%         9.9%      10.2%      11.5%      12.0%      11.1%      10.4%       9.5%
    24.2         22.6       24.4       26.6       23.5       20.1       17.9       15.7
    38.9         39.1       38.4       38.4       38.0       36.1       40.3       43.6
    47.4         46.2       48.6       45.3       47.1       53.8       61.4       75.6
     3.8          3.7        3.9        4.0        3.9        3.8        4.2        4.4
2.0 to 1     2.5 to 1   2.0 to 1   2.3 to 1   2.3 to 1   2.1 to 1   1.8 to 1   1.7 to 1
---------------------------------------------------------------------------------------
$  185.4     $  314.3   $  256.3   $  229.7    $ 218.5    $ 174.4    $ 121.8   $   86.7
 1,202.3      1,338.2    1,324.4    1,037.0      938.5      838.9      781.8      621.9
 1,129.9      1,044.2      957.8      840.3      720.1      648.7      607.5      547.6
   252.1        413.8      394.1      282.2      214.0      100.8       72.8       38.4
    58.1        107.3       90.8       77.8       62.7       53.7       47.3       42.3
   550.6        576.3      528.7      455.6      443.7      477.5      446.8      407.5
---------------------------------------------------------------------------------------
$  245.6     $  226.7   $  218.5   $  192.4    $ 159.1    $ 148.4    $ 132.9   $  113.2
   117.8        131.0      136.8      114.9       86.4       61.6       57.2       63.6
    82.2         75.4       62.1       45.5       37.8       40.4       38.5       37.8
    61.1         58.8       57.8       52.9       51.0       50.5       47.2       47.1
    58.5         14.3         --       80.5      111.7       21.5       11.6         --
   413.6        403.7      376.6      326.0      282.5      263.8      231.3      203.7
  68,905       70,021     69,828     69,292     72,199     77,129     78,298     78,542
  $37.50     $ 34.625   $ 41.625   $  28.25    $ 24.75    $17.625    $16.625   $  13.75
   6,111        6,129      5,543      5,099      5,224      5,477      5,668      5,821
   6,802        6,714      6,832      5,862      5,489      5,381      5,085      4,868
---------------------------------------------------------------------------------------

Quarterly Summary (Unaudited)

                                                       1996                             1995
                                       ----------------------------------  ----------------------------------
(dollar amounts in millions,            First   Second    Third   Fourth    First   Second    Third   Fourth
except per share figures)              Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
-------------------------------------  -------  -------  -------  -------  -------  -------  -------  -------

Sales                                   $301.9   $318.6   $343.3   $339.7   $292.5   $302.3   $310.0   $309.7

Gross earnings                           166.9    179.0    196.3    192.7    164.0    170.2    174.1    174.9

Earnings from continuing operations       30.0     34.5     41.0     40.4     32.9     32.4     35.5     34.9

Discontinued operations                    1.8      2.5      1.5      2.8      4.9      4.7      5.0      3.4

Net earnings                              31.8     37.0     42.5     43.2     37.8     37.1     40.5     38.3

Per common share
  Earnings-fully diluted
     Continuing operations                 .38      .44      .52      .52      .41      .41      .45      .45
     Discontinued operations               .02      .03      .02      .03      .07      .06      .07      .04
     Net earnings                          .40      .47      .54      .55      .48      .47      .52      .49

  Dividends                                .25      .25      .25      .25      .24      .25      .25      .25

  Market price
     High                                   33 1/4   32 7/8   36 1/4   39       35 5/8   38 1/8   38 5/8   34 3/8
     Low                                    28 1/8   29 1/8   28 1/2   34 1/2   33       32 7/8   32 5/8   28 1/8
-----------------------------------------------------------------------------------------------------------------

CORPORATE OFFICERS

E. J. Mooney (55)
Chairman and CEO
28 years of service

Milford B. Harp (59)
Executive Vice President,
Operations
33 years of service

W. Steven Weeber (54)
Executive Vice President,
Operations Staff
30 years of service

Peter Dabringhausen (58)
Group Vice President,
President Process
Chemicals Division
27 years of service

George M. Brannon (45)
Group Vice President,
President Nalco Pacific
21 years of service

Stephen D. Newlin (44)
Group Vice President,
President Nalco Europe
21 years of service

Gilberto Pinzon (56)
Group Vice President, President
Nalco Latin America
27 years of service

J. David Tinsley (56)
Group Vice President,
President Water and Waste
Treatment Division
31 years of service

Ronald J. Allain (56)
Senior Vice President,
Research and Development
26 years of service

David R. Bertran (53)
Senior Vice President,
Manufacturing and Logistics
13 years of service

William E. Buchholz (54)
Senior Vice President,
Chief Financial Officer
4 years of service

James F. Lambe (51)
Senior Vice President,
Human Resources
28 years of service

John D. Berthoud (53)
Vice President, Marketing
and Quality Management
26 years of service

William E. Parry (46)
Vice President
General Counsel
2 years of service

Anthony J. Sadowski (58)
Vice President,
Environmental Health
and Safety
30 years of service

Dale W. Walker (60)
Vice President,
Corporate Sales
37 years of service

Robert L. Ratliff (48)
Controller
21 years of service

William G. Marshall (50)
Treasurer
16 years of service

Suzzanne J. Gioimo (53)
Secretary
27 years of service

Craig J. Holderness (44)
Assistant Treasurer
19 years of service

Elizabeth R. Ewing (37)
Assistant Treasurer
1 year of service

(As of March 1, 1997)

                                     -42-