Form 10-K, Exhibit 13
period 1997-12-31
NALCO CHEMICAL CO
filed 1998-03-31
CIK 69598

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                           APPENDIX TO 1997 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                       1997 ANNUAL REPORT TO SHAREHOLDERS


The following is a list and narrative description of graphs included in those portions of the 1997 Annual Report to Shareholders expressly incorporated herein by reference.

In the portion of the Annual Report to Shareholders titled "Management's Discussion and Analysis" the following graphs appear:

Sales, based on continuing operations, in millions of dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995        $1,215
                    1996        $1,304
                    1997        $1,434

Earnings before income taxes, based on continuing operations, in millions of dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995          $213
                    1996          $229
                    1997          $256

Depreciation, in millions of dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995           $85
                    1996           $92
                    1997           $93

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                           APPENDIX TO 1997 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                       1997 ANNUAL REPORT TO SHAREHOLDERS


Market Value of Nalco Common Share at Year-End Closing Price, in dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995        $30.125
                    1996        $36.125
                    1997        $39.563

Shareholders' Equity, in millions of dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995          $580
                    1996          $655
                    1997          $653

Return on Shareholders' Equity, based on continuing operations, and before effect of change in accounting principle in 1997, in percentages. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995         24.1%
                    1996         23.5%
                    1997         24.7%

Cash Provided by Operating Activities, in millions of dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995          $213
                    1996          $229
                    1997          $214

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                           APPENDIX TO 1997 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                       1997 ANNUAL REPORT TO SHAREHOLDERS


Capital Additions, in millions of dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995          $127
                    1996          $ 93
                    1997          $101

Dividends per Common Share, in dollars. The values depicted in the graph are as follows:

                    Year        Amount
                    ----        ------
                    1995         $0.99
                    1996         $1.00
                    1997         $1.00

MANAGEMENT'S DISCUSSION AND ANALYSIS

1997 vs 1996

Sales were $1,434 million in 1997, an increase of 10 percent over last year's sales of $1,304 million. Changes in volume, mix and price increased sales 6 percent over 1996, while acquisitions resulted in a 5 percent gain over last year. Effective July 1, 1997, the Company adopted the policy of reporting freight revenues as a component of sales rather than offsetting freight costs that are included as a component of cost of products sold. This resulted in recognizing additional revenues of approximately $28 million for the year 1997. Adverse foreign currency translation effects resulting from the stronger U.S. dollar compared to virtually all European and Asian currencies reduced 1997 sales by approximately $39 million or 3 percent. Sales for 1997 and 1996 by major operating unit were as follows:

                                                           1997 vs 1996
(in millions)                           1997        1996        Increase
--------------------------------------------------------        --------
Water and Waste Treatment           $  470.6    $  412.7            14%
Process Chemicals                      379.4       346.4            10
Europe                                 317.2       289.3            10
Latin America                          113.1       107.3             5
Pacific                                153.4       147.8             4
                                    --------    --------
Total                               $1,433.7    $1,303.5            10
                                    ========    ========

The Water and Waste Treatment Division reported a 14 percent gain over 1996. Slightly more than three-fourths of the increase was attributable to sales by acquired companies and the aforementioned change in the reporting of freight revenues. Modest improvements posted by the other four marketing groups in the Division accounted for the balance of the change. Sales by the Process Chemicals Division rose 10 percent over last year, with acquisitions and freight revenues representing slightly over one-third of the increase. Excluding freight, the General Industry and Pulp Technologies Groups reported double-digit gains while the Paper Group posted a more modest improvement. The Europe Division reported a 10 percent sales gain with most operations in the Division posting solid improvements in local currencies. Acquisitions and freight revenues had an 11 percent positive effect on Europe Division sales, but this was largely offset by a nearly 9 percent negative impact due to the stronger U.S. dollar compared to European currencies. The Latin America Division reported a 5 percent sales increase with double-digit gains posted by operations in Chile, Mexico and Venezuela. Acquisitions and the change in reporting of freight revenues were insignificant for the Division's sales, as well as for the Pacific Division. Pacific Division sales were up 4 percent over 1996 despite a nearly 10 percent negative translation impact resulting from the stronger U.S. dollar compared to Asian currencies. Double-digit gains in local currencies were reported by operations in China, Japan, Korea, Indonesia, the Philippines, Singapore/Malaysia and Thailand.

Cost of products sold was 43.9 percent of sales for 1997, which reflects the classification of approximately $28 million of freight revenue as a component of sales rather than as an offset to cost of products sold. On a comparable basis, cost of products sold would have been 42.8 percent of sales as compared to 43.6 percent for 1996. This improvement was attributable to the Company's North American operations, and reflected lower raw material costs and tighter control of manufacturing expenses.

Selling, administrative and research expenses were up $43 million or 8 percent over 1996, with acquisitions accounting for over two-thirds of this increase. Higher selling and service expenses in select markets account for most of the remaining change. The translation effect of changes in foreign currency exchange rates moderated the increase in expenses by approximately $15 million.

Interest and other income for 1997 decreased $2 million from 1996. Unfavorable foreign currency exchange adjustments, primarily related to operations in the Pacific, accounted for most of the decrease.

Interest expense of $15 million in 1997 was up $1 million over 1996, and reflected increased average borrowing levels to finance acquisitions and the repurchase of the Company's common stock.

Nalco's equity in earnings of its Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture was $28 million, a $3 million improvement over the $25 million reported in 1996. The increase reflects improved margins and continuing benefits of cost controls.

If Nalco's portion of Nalcos/Exxon's income tax expense was reclassified from equity in earnings of partnership to income taxes, the effective tax rate for 1997 and 1996 would have been 37.5 percent and 37.6 percent, respectively.

Earnings from continuing operations as a percent to sales was 11.4 percent in 1997 compared to 11.2 percent for the year 1996.

The Company recognized a one-time after-tax charge of $4.5 million during the fourth quarter of 1997, which was comprised of unamortized capitalized business process reengineering costs. (See Note 10).

Because the Company conducts its business worldwide, its earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company continually monitors its exposure to exchange rate risks, and reduces its exposure to changing foreign currency exchange rates through both operational and financial market actions. The Company's products are manufactured in several locations around the world, and its customers are served by locally-based sales engineers. This results in a cost base that is well diversified over a number of international currencies as well as the U.S. dollar. This diverse base of local currencies serves to partially offset the earnings effect of potential changes in the translated value of the Company's local currency denominated revenues. However, the primary operational method of mitigating the effect of foreign currency devaluations is the aggressive pursuit of local currency price increases. The Company also attempts to reduce its exposure to exchange rate fluctuations with regard to transactions through timely settlement of intercompany balances, the use of foreign currency borrowings, balance sheet structure and selective hedging.

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

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share," which establishes standards for computing and presenting earnings per share (EPS) and simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15 (APB 15), "Earnings per Share." As prescribed by SFAS 128, the Company retroactively adopted this standard in the fourth quarter 1997, and has restated all prior-period EPS data presented. The adoption of SFAS 128 had little or no impact on previously reported EPS.

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as all changes in shareholders' equity during a period except those resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net earnings, foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted SFAS 130 in 1997, and all prior-period financial statements presented have been reclassified to reflect application of the provisions of SFAS 130. The adoption of SFAS 130 had no impact on the Company's consolidated results of operations, financial condition or cash flows.

1996 vs 1995

Sales from continuing operations were $1,304 million in 1996, an increase of 7 percent over 1995 sales of $1,215 million. Sales by Diversey Water Technologies
(DWT), a middle market water treatment business which was acquired by the Company in mid-1996, accounted for slightly less than one-third of the improvement. Sales for 1996 and 1995 by major operating unit were as follows:

                                                                   1996 vs 1995
(in millions)                                 1996        1995         Increase
----------------------------------------------------------------       --------
Water and Waste Treatment                   $  409.6    $  373.1          10%
Process Chemicals                              349.5       316.9          10
Europe                                         289.3       285.8           1
Latin America                                  107.3        92.6          16
Pacific                                        147.8       146.1           1
                                            --------    --------
Total                                       $1,303.5    $1,214.5           7
                                            ========    ========

The Water and Waste Treatment Division posted a 10 percent gain over 1995, with slightly more than half of the increase attributable to sales by DWT. Sales by the Process Chemicals Division were up 10 percent over 1995, as the Pulp and Paper Group reported a double-digit gain. The Latin America Division reported a 16 percent sales gain, as solid double-digit improvements were posted by all but two of the operating units in the region. Reported sales by the Pacific Division were only up 1 percent over 1995, because some business was transferred as of the beginning of 1996 to the Nalco/Exxon joint venture. On a comparable basis, Pacific Division sales increased 12 percent, as solid double-digit improvements were posted by operations in Indonesia and Korea. Sales by Nalco's former affiliate company in India, which became a majority owned subsidiary in the fourth quarter of 1995, also contributed to the sales growth in the Division. Sales by the Europe Division were up 1 percent over 1995. Higher sales in local currencies by most operating units in the region, combined with sales by the European operations of DWT, were largely offset by sales decreases due to the stronger U.S. dollar compared to 1995 and business now with the Nalco/Exxon joint venture.

Cost of products sold was 43.6 percent of sales for 1996, compared with 43.7 percent of sales for 1995. This slight improvement was mainly attributable to higher margins of the newly acquired DWT. Changes in product mix resulted in slightly lower gross margins for the Company's existing North American operations, and gross margins of the three International Divisions were also slightly lower than 1995 on a combined basis.

Selling, administrative and research expenses in 1996 were up $41 million or 8 percent over 1995. Expenses of DWT and other operations acquired since late 1995, as well as increased spending to support growth in Latin America, the Pacific, and the paper market, accounted for most of the increase.

Interest and other income for 1996 was down $5 million from 1995. Contributing to this decline were translation losses resulting from the devaluation of the Venezuelan bolivar, lower interest income reflecting a decrease in invested balances, and a gain on the sale of assets recognized in 1995.

Interest expense of $14 million in 1996 was down $2 million from 1995, which was mainly attributable to lower interest rates.

Nalco's equity in earnings of Nalco/Exxon was $25 million, an $8 million increase over the $17 million reported in 1995. The increase reflected strong growth in the joint venture's international operations, improved operating efficiencies, and business transferred to the joint venture as of the beginning of 1996.

If the Company's share of the Nalco/Exxon joint venture's income tax expense was reclassified from equity in earnings of partnership to income taxes, the effective tax rate for 1996 and 1995 would have been 37.6 percent and 37.0 percent, respectively.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
FINANCIAL CONDITION

Total assets increased $46 million or 3 percent during 1997.

Accounts receivable were up $8 million or 4 percent. Most of this increase was attributable to the accounts receivable of operations which were acquired by the Company in 1997. (See Note 11). Higher worldwide sales levels in the fourth quarter 1997 also contributed to the increase. Conversely, the stronger U.S. dollar reduced the carrying value of the accounts receivable of the Company's international operations. If translation rates were unchanged from year-end 1996, accounts receivable would have been about 10 percent higher than the $242 million reported at the end of 1997.

Inventories were up $4 million or 4 percent over year-ago levels, with acquisitions accounting for approximately three-fourths of the increase. Year-end 1997 inventories would have been about 12 percent higher than reported if foreign currency translation rates were constant from a year ago.

The $47 million increase in goodwill was attributable to acquisitions made during 1997, partly offset by additional amortization and the translation effect of the stronger U.S. dollar in relation to various foreign currencies compared to the end of 1996.

Total liabilities increased $48 million or 7 percent during 1997 mostly because of a net increase in short-term and long-term debt which was used primarily to finance acquisitions and repurchases of the Company's common stock.

Shareholders' equity decreased $2 million during 1997. The translation impact of the stronger U.S. dollar resulted in a $42 million increase in foreign currency translation adjustments and a corresponding decrease in shareholders' equity. Common stock repurchases of 2.0 million shares at a cost of $76 million were partly offset by treasury stock transactions for stock option, benefit and other plans totaling $29 million. Net earnings of $159 million exceeded dividends totaling $78 million.

Nalco's return on average shareholders' equity was 24.7 percent in 1997, slightly higher than the 23.5 percent in 1996 based on earnings from continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
CASH FLOWS

One of Nalco's most significant financial strengths is its ability to consistently generate strong cash flow from operations. Net cash provided by operating activities was $214 million in 1997, which was generated primarily from net earnings before noncash charges such as depreciation and amortization.

Significant cash flow requirements in 1997 included capital investments of $101 million, business purchases of approximately $80 million, dividends of $78 million, and $76 million for the reacquisition of common stock.

In 1996, cash provided by operations was $229 million compared to the 1995 total of $213 million.

Approximately two-thirds of the 1997 capital investments of $101 million was attributable to investments in North America, which included $16 million for field equipment, an initial investment of $10 million for the implementation of the Company's new global management information systems, $9 million for PORTA-FEED units and $9 million for transportation equipment. The Company plans to continue to invest in internal growth in 1998 and it is expected that capital investments will exceed $100 million.

Other significant investing activities in 1997 included the acquisition of several businesses that operate in the Company's core markets of water treatment and process chemicals, as well as an additional 24 percent interest in Nalco's subsidiary company in Taiwan, for a total of approximately $80 million, net of cash acquired. (See Note 11). Investing activities related to the Company's Nalco/Exxon joint venture partnership included an additional $12 million of borrowings from the joint venture.

Investments in North America accounted for over 60% of the 1996 capital investments of $93 million, which included $18 million for PORTA-FEED units and $10 million for transportation equipment. Investments in manufacturing facilities and related support equipment for operations in Argentina and The People's Republic of China totaled $8 million.

Other significant investing activities in 1996 included the acquisitions of DWT and the water treatment chemicals business of Albright & Wilson U.K. Limited for approximately $83 million, net of cash acquired. Borrowings from Nalco/Exxon totaled $23 million during 1996, and the Company received $41 million from the sale of the discontinued superabsorbent chemicals business.

Investing activities in 1995 totaled $156 million, which included $127 million for investments in property, plant and equipment. Over two-thirds of the capital spending in 1995 was for investments in the United States and included $26 million for PORTA-FEED units, $17 million for field equipment and $13 million for transportation equipment. Investing activities in 1995 also included the purchase of an additional 25 percent interest of Nalco Chemical India, Ltd., the purchase of the pulp and paper chemical business of Texo Corporation, and additional cash investments in Nalco/Exxon.

Net financing activities of $32 million in 1997 included dividends paid on common stock of $67 million or $1.00 per share. Since the Company's founding in 1928, it has paid 278 consecutive quarterly dividends, and expects to continue its policy of paying regular cash dividends. The Company continued its stock repurchase program in 1997 by reacquiring 2.0 million shares of common stock at a cost of $76 million. In 1996, the Company reacquired 0.7 million shares of common stock at a cost of $26 million, and 1.3 million shares were repurchased for $42 million in 1995. Cash received from treasury stock issued under option, benefit and other plans totaled $22 million in 1997 and $10 million in both 1996 and 1995. Management believes that the stock repurchase program represents a sound economic investment for Nalco's shareholders.

Other financing activities in 1997 consisted primarily of a net increase in short-term and long-term debt of $95 million.

Among the most significant financing activities in 1996 and 1995 were payments for cash dividends and the repurchase of common stock.

Management expects that internal growth in existing businesses will be financed principally from internally generated funds. For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco has a $350 million Revolving Credit Agreement with eleven banks. The credit arrangements were unused at December 31, 1997. (See Note 14). With the agreement of the banks, with two weeks notice, this credit can be increased to $600 million. In addition, most foreign subsidiaries have established short-term borrowing facilities in local currency and use them as the need arises. Net debt (short-term and long-term borrowings less cash and cash equivalents) totaled $308 million, $245 million and $278 million at December 31, 1997, 1996 and 1995, respectively.

Management believes that Nalco's strong cash flow, together with its unused debt capacity, provides ample capability for the Company to pursue investment opportunities ranging from internal growth to acquisitions and stock repurchase.

MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR 2000 COMPLIANCE

The potential computer system problems that may arise due to the year 2000 (the Year 2000 Issue) result from computer programs that were designed to use two digits rather than four to define years. Programs that use dates in calculations or sorting may yield unexpected results or fail completely when encountering the year "00" in 2000.

The Company's Board of Directors authorized the investment of approximately $50 million for the worldwide implementation of new business and management information systems. The systems, based on software purchased from SAP America, Inc., will provide an integrated suite of core business applications to support all major functions worldwide including human resources, finance, environmental health and safety, sales and marketing, and manufacturing and logistics. The new systems are Year 2000 compliant, and will position the Company well to provide uninterrupted service to all of its customers in the year 2000 and beyond. It is expected that more than 80 percent of the estimated cost of implementation will be capitalized. At the time the systems are placed in service, the capitalized costs will be amortized over the systems' estimated useful lives. Implementation by geographic region is planned to occur beginning in 1998 and concluding in 2001.

The Company is conducting a program to detect problems that may result from the Year 2000 Issue, including problems with any of the Company's current legacy systems that will not be replaced by the year 2000, as well as computerized equipment used at customers' sites. The program also addresses problems that may arise with suppliers, customers, service providers and other third parties. Management fully expects this program, in conjunction with the implementation of the new systems discussed above, to sufficiently address and deal globally with problems in a timely fashion to ensure no disruption in operations. However, failures by other parties to address their own Year 2000 Issue could have a material impact on the Company's ability to conduct its business, although no specific risks have been identified at this time. Costs of conducting this program are being expensed as incurred and are not expected to have a material impact on the results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and assumptions regarding the worldwide economy, technological innovation, competitive activity, interest rates, pricing, currency movements, and the development of certain markets. These statements are not guarantees of future results or events, and involve certain risks and uncertainties which are difficult to predict and many of which are beyond the control of the Company. Actual results and events could differ materially from those anticipated by the forward-looking statements.

--------------------------------------------------------------------------------
Statements of Consolidated Earnings

                                                         Years Ended December 31
                                                   --------------------------------------
(in millions, except per share figures)              1997           1996           1995
-----------------------------------------------------------------------------------------
Net Sales                                          $1,433.7       $1,303.5       $1,214.5
Operating costs and expenses
   Cost of products sold                              629.6          568.6          531.3
   Selling, administrative and research expenses      561.4          518.2          477.7
                                                   --------       --------       --------
                                                    1,191.0        1,086.8        1,009.0
                                                   --------       --------       --------
Operating Earnings                                    242.7          216.7          205.5
Interest and other income                               0.7            2.6            7.2
Interest expense                                      (15.3)         (14.4)         (16.2)
Equity in earnings of partnership                      28.2           24.5           16.9
                                                   --------       --------       --------
Earnings from Continuing Operations
   Before Income Taxes                                256.3          229.4          213.4
Income taxes                                           92.9           83.5           77.7
                                                   --------       --------       --------
Earnings from Continuing Operations                   163.4          145.9          135.7
Earnings from discontinued operations,
   net of taxes                                           -            8.6           18.0
                                                   --------       --------       --------
Earnings Before Effect of Accounting Change           163.4          154.5          153.7
Cumulative effect of change in accounting for
   business process reengineering costs,
   net of taxes                                        (4.5)             -              -
                                                   --------       --------       --------
Net Earnings                                       $  158.9       $  154.5       $  153.7
                                                   ========       ========       ========

Earnings Per Common Share--Basic
   Earnings from continuing operations             $   2.28       $   2.00       $   1.84
   Discontinued operations, net of taxes                  -            .13            .27
   Cumulative effect of change in accounting for
     business process reengineering costs,
     net of taxes                                      (.07)             -              -
                                                   --------       --------       --------
   Net earnings                                    $   2.21       $   2.13       $   2.11
                                                   ========       ========       ========
Earnings Per Common Share--Diluted
   Earnings from continuing operations             $   2.10       $   1.86       $   1.71
   Discontinued operations, net of taxes                  -            .11            .24
   Cumulative effect of change in accounting for
     business process reengineering costs,
     net of taxes                                      (.06)             -              -
                                                   --------       --------       --------
   Net earnings                                    $   2.04       $   1.97       $   1.95
                                                   ========       ========       ========

Average Shares Outstanding (in thousands)
   Basic                                             66,700         67,280         67,495
                                                   ========       ========       ========

   Diluted                                           75,265         75,529         75,942
                                                   ========       ========       ========

  The notes to consolidated financial statements on pages 26 through 35 are an integral part of these statements.

-------------------------------------------------------------------------
Statements of Consolidated Financial Condition
                                                         December 31
                                                    ---------------------
(in millions, except per share figures)               1997        1996
-------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                           $   49.7    $   38.8
Receivables, less allowances
   of $4.2 in 1997 and $4.9 in 1996                    241.6       233.4
Inventories
   Finished products                                    68.2        61.4
   Materials and work in process                        26.3        29.4
                                                    --------    --------
                                                        94.5        90.8
Prepaid expenses, taxes and other current assets        23.2        22.2
                                                    --------    --------
Total Current Assets                                   409.0       385.2
Other Assets
Investment in and advances to partnership              122.9       126.0
Goodwill, less accumulated amortization
   of $29.5 in 1997 and $24.7 in 1996                  249.4       202.5
Miscellaneous                                          167.1       158.8
                                                    --------    --------
Total Other Assets                                     539.4       487.3
Net Property, Plant and Equipment                      492.5       522.0
                                                    --------    --------
Total Assets                                        $1,440.9    $1,394.5
                                                    ========    ========


Liabilities and Shareholders' Equity
Current Liabilities
Short-term debt                                     $   22.1    $   31.3
Accounts payable                                       108.1       114.6
Accrued compensation                                    33.9        32.3
Other accrued expenses                                  57.5        65.7
Income taxes                                            34.0        45.8
                                                    --------    --------
Total Current Liabilities                              255.6       289.7
Long-Term Debt                                         335.3       252.6
Deferred Income Taxes                                   37.2        42.9
Accrued Pension Benefits                                40.8        38.6
Accrued Postretirement Benefits                        100.7        98.5
Other Liabilities                                       18.6        17.7
Commitments and Contingent Liabilities                     -           -

Shareholders' Equity
Preferred stock--par value $1.00 per share               0.4         0.4
   Capital in excess of par value of shares            184.1       188.6
   Unearned ESOP compensation                         (151.1)     (162.6)
                                                    --------    --------
                                                        33.4        26.4
Common stock--par value $.1875 per share;
   80.3 shares issued                                   15.1        15.1
   Capital in excess of par value of shares             40.8        31.2
Common stock reacquired--at cost                      (420.4)     (364.2)
Retained earnings                                    1,072.7       992.0
Accumulated other comprehensive income                 (88.9)      (46.0)
                                                    --------    --------
Total Shareholders' Equity                             652.7       654.5
                                                    --------    --------
Total Liabilities and Shareholders' Equity          $1,440.9    $1,394.5
                                                    ========    ========

The notes to consolidated financial statements on pages 26 through 35 are an integral part of these statements.

-------------------------------------------------------------------------------
Statements of Consolidated Cash Flows
                                                      Years Ended December 31
                                                    ---------------------------
(in millions)                                         1997     1996      1995
-------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities
Net earnings                                        $ 158.9   $ 154.5   $ 153.7
Adjustments to reconcile net earnings to
   cash provided by operating activities
   Cumulative effect of change in accounting for
      business process reengineering costs              4.5         -         -
   Depreciation and amortization                      103.2      98.3      89.2
   Equity in earnings of partnership,
      net of distributions                            (17.4)    (14.0)    (10.8)
   Noncurrent deferred income taxes                    (5.0)     (9.0)    (13.0)
   Other--net                                          11.2       9.1       0.6
   Changes in current assets and liabilities
      Receivables                                     (25.2)      6.4     (20.5)
      Inventories                                     (12.1)     (0.1)    (10.2)
      Accounts payable                                  0.7     (15.9)     21.5
      Other                                            (5.1)     (0.4)      2.0
                                                    -------   -------   -------
Net Cash Provided by Operating Activities             213.7     228.9     212.5
                                                    -------   -------   -------
Cash Provided by (Used for) Investing Activities
Additions to property, plant and equipment           (101.4)    (92.5)   (126.7)
Business purchases                                    (79.6)    (83.4)    (23.8)
(Investments in) advances from partnership             19.1      18.0      (8.2)
Proceeds from sale of business                            -      41.2         -
Other investing activities                             (4.9)      7.2       2.6
                                                    -------   -------   -------
Net Cash (Used for)
   Investing Activities                              (166.8)   (109.5)   (156.1)
                                                    -------   -------   -------
Cash Provided by (Used for) Financing Activities
Cash dividends, net of taxes                          (78.2)    (78.7)    (78.1)
Proceeds from long-term debt                          102.8      59.2       6.8
Payments of long-term debt                             (4.2)    (12.1)     (3.3)
Increase (decrease) in short-term debt                 (3.8)    (69.5)     46.4
Common stock reacquired                               (75.7)    (26.3)    (42.4)
Other financing transactions                           27.3       9.9       9.8
                                                    -------   -------   -------
Net Cash (Used for) Financing Activities              (31.8)   (117.5)    (60.8)
Effect of foreign exchange rate changes
   on cash and cash equivalents                        (4.2)     (1.2)     (2.6)
                                                    -------   -------   -------
Increase(decrease) in cash
   and cash equivalents                                10.9       0.7      (7.0)
Cash and cash equivalents at the
   beginning of the year                               38.8      38.1      45.1
                                                    -------   -------   -------
Cash and Cash Equivalents
   at the End of the Year                           $  49.7   $  38.8   $  38.1
                                                    =======   =======   =======

The notes to consolidated financial statements on pages 26 through 35 are an integral part of these statements.

--------------------------------------------------------------------------------
Statements of Consolidated Common Shareholders' Equity

(in millions, except per share figures)
--------------------------------------------------------------------------------

                                                          --------------------------------------------------
                                                                                          Common Stock
                                                                          Capital in       Reacquired
                                                              Common      Excess of   --------------------
                                                              Stock       Par Value     Number
                                                              Issued      of Shares   of Shares     Cost
                                                          --------------  ----------  ----------  --------
Balance at January 1, 1995                                         $15.1       $25.5       12.4   $(317.7)

   Net earnings
   Other comprehensive income:
     Minimum pension liability adjustment
       --net of tax benefit of $0.2
     Currency translation adjustments
       --net of tax benefit of $0.9
   Dividends on preferred stock
     --net of tax benefit of $4.2
   Dividends on common stock
     ($0.99 per share)
   Treasury stock transactions                                                              1.3     (42.4)
   Stock issued under option,
     benefit and other plans                                                     2.3       (0.5)      9.8
                                                                  ------       -----  ---------   -------
Balance at December 31, 1995                                        15.1        27.8       13.2    (350.3)


   Net earnings
   Other comprehensive income:
     Minimum pension liability adjustment
     Currency translation adjustments
       --net of tax of $0.5
   Dividends on preferred stock
     --net of tax benefit of $3.9
   Dividends on common stock
     ($1.00 per share)
   Treasury stock transactions                                                              0.7     (26.3)
   Stock issued under option,
     benefit and other plans                                                     3.4       (0.6)     12.4
                                                                  ------       -----  ---------   -------
Balance at December 31, 1996                                        15.1        31.2       13.3    (364.2)


   Net earnings
   Other comprehensive income:
     Minimum pension liability adjustment
      --net of tax benefit of $0.8
     Currency translation adjustments
      --net of tax benefit of $0.1
   Dividends on preferred stock
      --net of tax benefit of $3.5
   Dividends on common stock
      ($1.00 per share)
   Treasury stock transactions                                                              2.0     (75.7)
   Stock issued under option,
      benefit and other plans                                                    9.6       (1.0)     19.5
                                                                  ------       -----  ---------   -------
Balance at December 31, 1997                                       $15.1       $40.8       14.3   $(420.4)
                                                                  ======       =====  =========   =======

                                                                              Accumulated Other
                                                                             Comprehensive Income
                                                                           -----------------------
                                                                             Minimum      Foreign
                                                                             Pension      Currency
                                                                Retained    Liability   Translation   Comprehensive
                                                                Earnings   Adjustment   Adjustments       Income
                                                                ---------  -----------  ------------  --------------
Balance at January 1, 1995                                      $  840.6        $(5.7)     $(39.3)

   Net earnings                                                    153.7                                  $153.7
   Other comprehensive income:
     Minimum pension liability adjustment
       --net of tax benefit of $0.2                                              (0.3)                      (0.3)
     Currency translation adjustments
       --net of tax benefit of $0.9                                                          (8.7)          (8.7)
   Dividends on preferred stock
     --net of tax benefit of $4.2                                  (11.2)
   Dividends on common stock
     ($0.99 per share)                                             (66.9)
   Treasury stock transactions
   Stock issued under option,
     benefit and other plans
                                                               ---------        -----      ------         ------
Balance at December 31, 1995                                       916.2         (6.0)      (48.0)        $144.7
                                                                                                          ======

   Net earnings                                                    154.5                                  $154.5
   Other comprehensive income:
     Minimum pension liability adjustment                                         (0.1)                     (0.1)
     Currency translation adjustments
       --net of tax of $0.5                                                                   8.1            8.1
   Dividends on preferred stock
     --net of tax benefit of $3.9                                  (11.4)
   Dividends on common stock
     ($1.00 per share)                                             (67.3)
   Treasury stock transactions
   Stock issued under option,
     benefit and other plans
                                                               ---------         -----     ------         ------
Balance at December 31, 1996                                       992.0          (6.1)     (39.9)        $162.5
                                                                                                          ======
   Net earnings                                                    158.9                                  $158.9
   Other comprehensive income:
     Minimum pension liability adjustment
      --net of tax benefit of $0.8                                                (1.2)                     (1.2)
     Currency translation adjustments
      --net of tax benefit of $0.1                                                          (41.7)         (41.7)
   Dividends on preferred stock
      --net of tax benefit of $3.5                                (11.5)
   Dividends on common stock
      ($1.00 per share)                                           (66.7)
   Treasury stock transactions
   Stock issued under option,
      benefit and other plans
                                                               ---------         -----     ------         ------
Balance at December 31, 1997                                    $1,072.7         $(7.3)    $(81.6)        $116.0
                                                               =========         =====     ======         ======

The notes to consolidated financial statements on pages 26 through 35 are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICY--Nalco's consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. All intercompany balances and transactions are eliminated. Investments in partnerships are reported on the equity method.

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

FOREIGN CURRENCY TRANSLATION--The local currency has been designated as the functional currency in financial statements of companies which account for approximately 88 percent of total foreign subsidiary net assets at the end of 1997. These financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the currency translation adjustment account in shareholders' equity. The remaining subsidiaries operate in countries with highly inflationary environments and their statements are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations. Foreign currency exchange losses, included in interest and other income in 1997, 1996 and 1995, were $4 million, $2 million and $1 million, respectively.

INVENTORY VALUATION--Inventories are valued at the lower of cost or market. Approximately 38 percent of the inventories at the end of 1997 are valued using the last-in, first-out (LIFO) method. The remaining inventories are valued using the average cost or first-in, first-out (FIFO) method. If the FIFO method of accounting had been used for all inventories, reported inventory amounts would have been approximately $24 million and $25 million higher at December 31, 1997 and 1996, respectively.

GOODWILL--Goodwill consists of costs in excess of the fair value of net tangible and identified intangible assets of acquired companies and is amortized over periods ranging from 15 years to 40 years using the straight-line method. The Company annually evaluates whether the projected earnings and undiscounted cash flows of each of the acquired companies is sufficient to recover the carrying value of the net investment, including goodwill, in order to determine if an impairment has occurred. Management is currently of the opinion that no such impairment exists.

STOCK-BASED COMPENSATION--The Company has adopted the "disclosure method" provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted under SFAS 123, the Company continues to recognize stock-based compensation costs under the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees."

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

RESEARCH AND DEVELOPMENT--Research and development costs ($43.0 million in 1997, $41.9 million in 1996, and $39.8 million in 1995) are charged to expense as incurred.

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

Identifiable assets are those directly associated with operations of the geographic area. Corporate assets consist mainly of cash and cash equivalents; marketable securities; investments in unconsolidated partnership, affiliates, and leveraged leases; and capital assets used for corporate purposes. Corporate assets for 1995 also include the net assets of discontinued operations, which were sold in 1996.

GEOGRAPHIC AREA DATA

(in millions)                                    1997         1996         1995
-------------------------------------------------------------------------------
Sales
North America                                $  898.5     $  797.4     $  723.6
Europe                                          317.2        289.3        285.8
Latin America                                   113.1        107.3         92.6
Pacific                                         153.4        147.8        146.1
Sales between areas                             (48.5)       (38.3)       (33.6)
                                             --------     --------     --------
                                             $1,433.7     $1,303.5     $1,214.5
                                             ========     ========     ========

Operating Earnings
North America                                $  177.3     $  154.4     $  132.9
Europe                                           41.4         34.6         38.9
Latin America                                    19.2         21.7         22.1
Pacific                                          20.0         20.4         22.9
Expenses not allocated to areas                 (15.2)       (14.4)       (11.3)
                                             --------     --------     --------
                                             $  242.7     $  216.7     $  205.5
                                             ========     ========     ========
Identifiable Assets
North America                                $  615.6     $  550.9     $  526.1
Europe                                          272.9        271.6        259.9
Latin America                                    76.5         67.3         60.4
Pacific                                         158.5        185.4        171.3
Corporate                                       317.4        319.3        342.8
                                             --------     --------     --------
                                             $1,440.9     $1,394.5     $1,360.5
                                             ========     ========     ========

NOTE 3--DISCONTINUED OPERATIONS

In October 1996, the Company completed the sale of its discontinued superabsorbent chemicals business. The gain on the sale was $3 million, net of income taxes of $1 million.

The results of the superabsorbent chemicals business have been classified as discontinued operations in the accompanying financial statements. Sales from the discontinued operation, which are excluded from consolidated sales, amounted to $63 million in 1996 and $96 million in 1995. Excluding the aforementioned gain on the sale, net earnings from discontinued operations totaled $6 million in 1996 and $18 million in 1995 which included the pretax operating earnings of the discontinued operations, less applicable income taxes of $4 million in 1996 and $11 million in 1995. The effective income tax rate for discontinued operations differs from the federal statutory rate primarily because of state income taxes, net of federal tax benefit.

NOTE 4--PENSION PLANS

The Company has several noncontributory defined benefit pension plans covering most employees in the United States and those with six foreign subsidiaries. The principal domestic plan represents approximately 69 percent of the projected benefit obligation (PBO) and 79 percent of the total market value of assets. This plan provides benefits that are based on years of service and the employee's highest paid 48 months during the last 120 months before termination of employment. Approximately 96 percent of the assets in the plan at December 31, 1997 were invested in stocks, bonds, and insurance contracts, and the remaining assets were invested in professionally managed real estate trusts and partnerships. No contributions have been made since 1984 due to the present funded position of the plan and none are anticipated in 1998. Three of the six foreign pension plans are unfunded, generally because amounts contributed are not deductible for tax purposes.

Employees in the United States whose pension benefits exceed ERISA limitations are covered by a supplementary non-qualified, unfunded pension plan which is being provided for by charges to earnings sufficient to meet the PBO. The accruals for the cost of this plan are based on substantially the same actuarial methods and economic assumptions as those used for the principal plan.
Net pension expense for all defined benefit plans included in operating results was comprised of:

(in millions)                                                                          1997        1996        1995
----------------------------------------------------------------------------------------------------------------------
Service cost for benefits earned                                                    $    16.0    $    16.8   $   12.4
Interest costs on the PBO                                                                26.8         25.6       23.7
Actual return on plan assets                                                            (41.7)       (31.8)     (60.7)
Net amortizations and deferrals                                                          12.7          4.3       35.8
                                                                                    ---------    ---------   --------
Net pension expense for defined benefit plans                                       $    13.8    $    14.9   $   11.2
                                                                                    =========    =========   ========

Assumptions for the plans as of the end of the last three years were as follows:

                                                                                                U.S. Plans
                                                                                    ---------------------------------
                                                                                         1997         1996       1995
---------------------------------------------------------------------------------------------------------------------
Weighted-average discount rates                                                           7.5%         8.0%      7.25%
Rates of increase in compensation levels                                                  4.0          4.0        4.0
Rates of return on plan assets                                                            9.5          9.5        9.5
---------------------------------------------------------------------------------------------------------------------


                                                                                                Foreign Plans
                                                                                    ---------------------------------
                                                                                         1997         1996       1995
                                                                                    ---------    ---------   --------
Weighted-average discount rates                                                      6.0-7.25%     6.5-9.0%   6.0-9.0%
Rates of increase in compensation levels                                              3.0-6.0     4.0-6.25    4.0-6.5
Rates of return on plan assets                                                       6.0-8.75     6.5-9.75    6.0-9.5
---------------------------------------------------------------------------------------------------------------------

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which assets exceed the accumulated benefit obligation (ABO):

(in millions)                                                                                         1997       1996
---------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                                                         $239.0     $220.5
  Non-vested benefit obligation                                                                       23.0       17.6
                                                                                                    ------     ------
  Total ABO                                                                                          262.0      238.1
  Effect of future salary increases                                                                   64.9       58.3
                                                                                                    ------     ------
  Total PBO                                                                                          326.9      296.4
Plan assets at fair market value                                                                     340.2      322.8
                                                                                                    ------     ------
Plan assets in excess of the PBO                                                                      13.3       26.4
Unrecognized net (asset)
  from date of adoption                                                                              (18.4)     (21.6)
Unrecognized prior service cost                                                                       10.3        9.7
Unrecognized net actuarial losses (gains)                                                              3.7       (2.2)
                                                                                                    ------     ------
Net pension assets recognized                                                                       $  8.9     $ 12.3
                                                                                                    ======     ======

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial condition at year end for plans in which the ABO exceeds assets:

  (in millions)                                                                                       1997       1996
---------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                                                         $ 31.9     $ 26.2
  Non-vested benefit obligation                                                                        3.3        4.7
                                                                                                    ------     ------
  Total ABO                                                                                           35.2       30.9
  Effect of future salary increases                                                                    8.3       11.0
                                                                                                    ------     ------
  Total PBO                                                                                           43.5       41.9
Plan assets at fair market value                                                                         -          -
                                                                                                    ------     ------
Plan assets (less) than the PBO                                                                      (43.5)     (41.9)
Unrecognized net liability
  from date of adoption                                                                                1.8        2.2
Unrecognized prior service cost                                                                        5.8        6.6
Unrecognized net actuarial losses                                                                     14.3       12.8
Adjustment to recognize minimum liability                                                            (19.2)     (18.3)
                                                                                                    ------     ------
Net pension (liabilities) recognized                                                                $(40.8)    $(38.6)
                                                                                                    ======     ======

The above table includes the supplementary non-qualified plan for employees in the United States whose pension benefits exceed ERISA limitations and certain foreign pension plans.

In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions," the Company has recorded a minimum pension liability for certain plans, representing the excess of the ABO over plan assets and accrued pension costs. A corresponding amount was recognized as an intangible asset, except to the extent that these additional liabilities exceeded related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities was charged directly to shareholders' equity. The excess minimum pension liability resulted in after-tax charges to shareholders' equity of approximately $7 million and $6 million in 1997 and 1996, respectively.

NOTE 5--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Nalco has defined benefit postretirement plans that provide medical, dental and life insurance benefits for substantially all United States retirees and eligible dependents. Nalco retains the right to change or terminate these benefits.

Net postretirement benefit expense for all defined benefit plans included in operating results was comprised of:

(in millions)                                                                                               1997     1996     1995
----------------------------------------------------------------------------------------------------------------------------------
Service cost for benefits earned                                                                           $ 2.1   $  2.2   $  1.8
Interest cost                                                                                                5.5      5.1      5.5
Net amortization                                                                                            (1.7)    (1.5)    (1.7)
                                                                                                           -----   ------   ------
                                                                                                           $ 5.9   $  5.8   $  5.6
                                                                                                           =====   ======   ======

The components of the accrued postretirement benefit liability as of the end of the last two years were as follows:

(in millions)                                                                                                         1997    1996
---------------------------------------------------------------------------------------------------------           ------  ------
Actuarial present value of postretirement
  benefit obligations:
    Retirees                                                                                                       $ 39.2   $ 32.8
    Fully eligible active plan participants                                                                          10.3      8.3
    Other active plan participants                                                                                   28.3     23.8
                                                                                                                    ------  ------
Accumulated postretirement benefit obligation                                                                        77.8     64.9
Unrecognized net gain                                                                                                26.8     37.5
                                                                                                                    ------  ------
Accrued postretirement benefit liability                                                                            104.6    102.4
Less current portion                                                                                                  3.9      3.9
                                                                                                                   ------   ------
Noncurrent liability                                                                                               $100.7   $ 98.5
                                                                                                                   ======   ======

The assumptions used to measure the accumulated postretirement benefit obligation were as follows:

                                                                                                      1997   1996   1995
                                                                                                      -----  -----  -----
Weighted-average discount rate                                                                         7.5%   8.0%  7.25%
Health care cost trend rate                                                                            7.0    7.5    8.0

The health care cost trend rate will decrease 0.5 percent per year to an ultimate rate of 5.0 percent. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1997 postretirement benefit expense by approximately $1 million and would have increased the 1997 accumulated postretirement benefit obligation by $7 million.

NOTE 6--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Nalco's ESOP gives most United States employees an additional opportunity to share in the ownership of the Company's stock. Preferred shares are allocated to eligible employees based on a percentage of pretax earnings.
Selected information about the ESOP is as follows:

(dollars in millions, shares in thousands)                                                                  1997     1996     1995
----------------------------------------------------------------------------------------------------------------------------------
Preferred stock dividends                                                                                 $ 15.0   $ 15.3   $ 15.4
Interest expense on ESOP debt                                                                             $  8.7   $  9.4   $ 11.2
ESOP benefit expense                                                                                      $  4.1   $  3.2   $  2.5
ESOP contribution payments                                                                                $  5.5   $  5.1   $  2.1
Preferred shares at year end:
  Allocated                                                                                                140.0    124.2    107.2
  Committed-to-be-released                                                                                  22.9     24.9     23.6
  Suspense                                                                                                 220.9    243.8    268.6
----------------------------------------------------------------------------------------------------------------------------------

NOTE 7--STOCK OPTION AND PERFORMANCE PLANS

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

Information regarding these stock option plans for 1997, 1996 and 1995 is as follows:

                                          1997                          1996                         1995
                               ----------------------------  ---------------------------  ---------------------------
                                           Weighted-Average             Weighted-Average             Weighted-Average
                                Shares      Exercise Price    Shares     Exercise Price    Shares     Exercise Price
                               ---------   ----------------  ---------  ----------------  ---------  ----------------
At the beginning of
  the year                     7,473,363        $32.77       6,657,723       $32.17       4,327,223        $29.73
Granted                        1,002,700        $36.48       1,595,200       $31.64       2,801,200        $34.43
Exercised                       (754,492)       $28.17        (500,460)      $20.54        (360,700)       $19.49
Expired or cancelled            (144,200)       $34.04        (279,100)      $34.04        (110,000)       $35.02
At the end of the year         7,577,371        $33.69       7,473,363       $32.77       6,657,723        $32.17
Options exercisable at
  end of year                  5,231,142        $33.34       4,574,896       $32.33       3,584,024        $30.08
Weighted-average fair
  value of options
  granted during
  the year                         $9.02                         $6.53                        $8.98

The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                  Options Outstanding                      Options Exercisable
                     -----------------------------------------------  ------------------------------
                                  Weighted-Average
    Range of           Number        Remaining      Weighted-Average     Number     Weighted-Average
 Exercise Prices     Outstanding       Life          Exercise Price   Exercisable    Exercise Price
----------------     -----------  ----------------  ----------------  -----------   ----------------
$19.09 TO $20.16        390,350        1.1 yrs           $20.04           390,350        $20.04
$23.38 to $29.81        170,800        3.8               $26.75           170,800        $26.75
$31.69 to $34.44      3,952,200        7.4               $33.42         2,514,438        $33.54
$35.75 to $36.50      3,064,021        6.0               $36.17         2,155,554        $36.03
                      ---------                                         ---------
$19.09 to $36.50      7,577,371        6.5               $33.69         5,231,142        $33.34
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

(in millions, except per share data)     1997    1996    1995
--------------------------------------------------------------
Net earnings             As reported    $158.9  $154.5  $153.7
                         Pro forma       151.4   146.1   149.0
--------------------------------------------------------------
Earnings per share
  Basic                  As reported    $ 2.21  $ 2.13  $ 2.11
                         Pro forma        2.10    2.00    2.04
  Diluted                As reported      2.04    1.97    1.95
                         Pro forma        1.94    1.86    1.89
--------------------------------------------------------------

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: dividend yield of 2.8 percent, 3.2 percent and 3.2 percent; expected volatility of 20.0 percent, 20.7 percent and 21.4 percent; risk-free interest rate of 6.3 percent, 6.5 percent and 7.4 percent; and expected lives of 6.3, 6.6 and 6.0 years.

The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1995, some of which would have had income statement effects in 1995, 1996 and 1997 due to the three-year vesting period associated with the fixed stock option awards. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

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

Charges to earnings for compensatory stock related plans totaled $3 million in 1997 and $2 million in 1996. No significant charge to earnings was made for such plans in 1995.

NOTE 8--INCOME TAXES

The sources of earnings from continuing operations before income taxes were as follows:

(in millions)                                           1997      1996      1995
--------------------------------------------------------------------------------
Domestic                                              $185.7    $168.6    $162.1
Foreign                                                 70.6      60.8      51.3
                                                      ------    ------    ------
Total                                                 $256.3    $229.4    $213.4
                                                      ======    ======    ======

The components of income tax provisions attributable to earnings from continuing operations are summarized as follows:

(in millions)                                          1997      1996      1995
--------------------------------------------------------------------------------
Current
  Federal                                             $58.2     $50.9     $38.2
  State                                                11.1      10.4       8.6
  Foreign                                              25.6      20.6      29.5
                                                      -----     -----     -----
                                                       94.9      81.9      76.3
                                                      -----     -----     -----
Deferred
  Federal                                              (3.8)     (3.0)      5.6
  State                                                (0.6)     (0.1)      0.1
  Foreign                                               2.4       4.7      (4.3)
                                                      -----     -----     -----
                                                       (2.0)      1.6       1.4
                                                      -----     -----     -----
Total                                                 $92.9     $83.5     $77.7
                                                      =====     =====     =====

Current foreign taxes listed above include taxes withheld by foreign governments on distributions from subsidiaries and affiliates (principally dividends and service fees).

Nalco made income tax payments of $103 million, $84 million and $77 million during 1997, 1996 and 1995, respectively.

The effective income tax rate varies from the federal statutory rate because of the factors indicated below:

                                                        1997      1996      1995
--------------------------------------------------------------------------------
Statutory U.S. federal tax rate                        35.0%     35.0%     35.0%

State income taxes, net
  of federal tax benefit                                2.6       2.9       2.6
Other                                                  (1.4)     (1.5)     (1.2)
                                                       ----      ----      ----
Effective tax rate                                     36.2%     36.4%     36.4%
                                                       ====      ====      ====

Details of the 1997 and 1996 deferred tax assets and liabilities are as follows:

(in millions)                                                     1997     1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Postretirement benefits                                       $ 42.5   $ 41.2
  Other                                                           46.1     50.0
                                                                ------   ------
  Total                                                           88.6     91.2
                                                                ------   ------

Deferred tax liabilities:
  Depreciation                                                    57.9     59.2
  Leveraged lease investments                                     29.2     29.6
  Other                                                           26.5     29.0
                                                                ------   ------
  Total                                                          113.6    117.8
                                                                ------   ------
Net deferred tax liability                                      $ 25.0   $ 26.6
                                                                ======   ======

Included in:
  Prepaid expenses, taxes
     and other current assets                                   $ (6.2)  $ (7.1)
  Miscellaneous other assets                                      (5.8)    (6.5)
  Income taxes                                                    (0.2)    (2.7)
  Deferred income taxes                                           37.2     42.9
                                                                ------   ------
                                                                $ 25.0   $ 26.6
                                                                ======   ======

NOTE 9--EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings per Share." SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and simplifies the standards for computing EPS previously found in APB 15, "Earnings per Share." It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures.

SFAS 128 was effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application was not permitted. In accordance with the requirements of SFAS 128, the Company has restated all prior-period EPS data presented.

Basic EPS is computed by dividing net earnings (after deducting preferred stock dividends, net of income taxes) by the weighted-average number of common shares outstanding during the year. Diluted EPS is based upon the weighted-average number of common shares and dilutive potential common shares outstanding, plus the weighted-average number of common shares resulting from the assumed conversion of the Series B ESOP Convertible Preferred Stock (preferred stock). Earnings for purposes of computing diluted EPS are reduced for additional ESOP debt service expense resulting from the assumed replacement of preferred stock dividends with common stock dividends, net of related tax benefits.

The following table reconciles the numerators and denominators of the basic and diluted EPS computations for earnings from continuing operations:

(dollars in millions, shares in thousands)             1997      1996      1995
--------------------------------------------------------------------------------
Earnings from continuing operations                 $ 163.4   $ 145.9   $ 135.7
Dividends on preferred stock, net of taxes            (11.5)    (11.3)    (11.2)
--------------------------------------------------------------------------------
Earnings from continuing operations available
  to common shareholders used in basic EPS            151.9     134.6     124.5
Assumed conversion of preferred stock                  11.5      11.3      11.2
Additional ESOP expense resulting from assumed
  conversion of preferred stock, net of taxes          (4.5)     (4.5)     (4.7)
Income tax adjustment on assumed common dividends      (1.0)     (0.9)     (0.8)
--------------------------------------------------------------------------------
Earnings from continuing operations available to
  common shareholders used in diluted EPS           $ 157.9   $ 140.5   $ 130.2
-----------------------------------------------------===========================

Average shares outstanding used in basic EPS         66,700    67,280    67,495
Effect of dilutive securities:
  Assumed conversion of preferred stock               7,760     7,930     8,037
  Stock options and contingently
     issuable shares                                    805       319       410
--------------------------------------------------------------------------------

Average shares outstanding used in diluted EPS       75,265    75,529    75,942
-----------------------------------------------------===========================

NOTE 10 -- ACCOUNTING CHANGE

In November 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Issue 97-13 (EITF 97-13), "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." The consensus clarified the accounting for third-party and internally generated costs associated with projects that combine business process reengineering activities and information technology transformation, requiring that such costs be expensed as incurred. Additionally, the transition provisions of EITF 97-13 required any unamortized previously capitalized costs for business process reengineering activities to be written off in the quarter that contained November 20, 1997 and to be reported as a cumulative effect of a change in accounting principle.

As a result of EITF 97-13, the Company recorded a noncash pretax charge of $7 million ($4.5 million after tax, or 6 cents per share on a diluted basis), which was comprised of unamortized capitalized business process reengineering costs.

NOTE 11--ACQUISITIONS

During 1997, the Company acquired eight businesses that operate in Nalco's core markets of water treatment and process chemicals. Each of the acquisitions was accounted for as a purchase and, accordingly, the operating results of each business were included in the consolidated results of the Company from its respective acquisition date. Also in 1997, the Company increased its investment in Taiwan Nalco Chemical Co. Ltd. from 55 percent to 79 percent. The combined purchase price for these acquisitions was approximately $80 million, net of cash acquired. On a preliminary basis, the purchase price exceeded the fair value of the net tangible assets acquired by about $70 million, which was allocated to goodwill and other intangible assets. The Company does not anticipate that the final purchase price allocations will differ significantly from the preliminary purchase price allocations recorded.

In 1996, the Company acquired two water treatment businesses for a combined purchase price of $83 million, net of cash acquired. The purchase price exceeded the fair value of the net tangible assets acquired by $75 million.

The pro forma impact as if these acquisitions had occurred at the beginning of the respective years is not significant.

NOTE 12--INVESTMENT IN AND ADVANCES TO PARTNERSHIP

The Company's investment in partnership consists of its 60 percent interest in Nalco/Exxon, a joint venture partnership which was formed in 1994.

The Company's investment in Nalco/Exxon of $123 million at December 31, 1997 included $35 million in demand notes payable to Nalco/Exxon. There were $23 million of demand notes payable to Nalco/Exxon at December 31, 1996.

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

The following table summarizes the Company's equity in earnings of Nalco/Exxon and distributions from the partnership for the years 1997, 1996 and 1995:

(in millions)                                1997     1996     1995
-------------------------------------------------------------------
Nalco/Exxon:
  Net sales                                $455.6   $436.6   $420.8
  Earnings before income taxes               51.1     42.4     32.4
  Net income                                 42.6     35.7     28.0
Nalco's equity interest                        60%      60%      60%
                                           ------   ------   ------
Nalco's equity in net income                 25.6     21.4     16.8
Amortization and income preference, net       2.6      3.1      0.1
                                           ------   ------   ------
Equity in earnings of partnership          $ 28.2   $ 24.5   $ 16.9
                                           ======   ======   ======
Distributions received from partnership    $  9.2   $  8.4   $  6.1
                                           ======   ======   ======

The Company's investment in Nalco/Exxon at December 31, 1997 included $8 million for the net excess of the Company's investment over its equity in the joint venture's net assets which is being amortized to equity earnings over the life of the related assets. In addition, the Company received a 4 percent, 6 percent and 8 percent earnings preference in 1997, 1996 and 1995, respectively, which has been included in equity earnings.

Condensed balance sheet information for the Nalco/Exxon joint venture at December 31, 1997 and 1996 was as follows:

(in millions)                                          1997    1996
-------------------------------------------------------------------
Current assets                                       $164.7  $159.6
Noncurrent assets                                     203.8   171.9
Current liabilities                                    89.9    79.4
Noncurrent liabilities                                 33.7    31.2
-------------------------------------------------------------------

The Company entered into a four-year agreement with Nalco/Exxon on September 1, 1994 to provide certain administrative services to the partnership. Fees earned by the Company in 1997, 1996 and 1995 were $14 million, $15 million and $16 million, respectively.

In the normal course of business, the Company supplies Nalco/Exxon with certain products, and purchases certain products from Nalco/Exxon. These transactions are generally at cost and were not significant in 1997, 1996 or 1995.

NOTE 13--PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method. The estimated useful lives of the major classes of depreciable assets are as follows: buildings 15 to 40 years; equipment 3 to 15 years.

Property, plant and equipment consists of the following:

(in millions)                                   1997       1996
--------------------------------------------  ---------  ---------
Land                                          $   34.8   $   38.6
Buildings                                        210.7      205.6
Equipment                                        889.7      925.2
                                              --------   --------
                                               1,135.2    1,169.4
Allowances for depreciation                     (642.7)    (647.4)
                                              --------   --------
Net property, plant and equipment             $  492.5   $  522.0
                                              ========   ========

NOTE 14--SHORT-TERM DEBT

Short-term debt consists of the following:

(in millions)                                     1997       1996
--------------------------------------------  --------   --------
Notes payable                                 $   18.9   $   21.9
Current maturities of long-term debt               3.2        6.4
Commercial paper borrowings                          -        3.0
                                              --------   --------
                                              $   22.1   $   31.3
                                              ========   ========

The weighted-average interest rate on short-term debt was 9.1 percent and 7.7 percent at December 31, 1997 and 1996, respectively.

For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco has a $350 million Revolving Credit Agreement with eleven banks. This agreement is structured as a five-year revolving credit. Borrowings under the agreement are at rates which, at Nalco's option, vary with the prime rate, CD rate, LIBOR or money market rates. The credit line carries a facility fee of .08 percent. The credit arrangements were unused at December 31, 1997.

NOTE 15--LONG-TERM DEBT

Long-term debt consists of the following:

(in millions)                   1997     1996
-----------------------------  -------  -------
ESOP loans                     $151.1   $162.6
Commercial paper borrowings     143.0     50.0
Other                            44.4     46.4
                               ------   ------
                                338.5    259.0
Less current portion             (3.2)    (6.4)
                               ------   ------
Total                          $335.3   $252.6
                               ======   ======

In 1989, the ESOP borrowed $200 million to purchase preferred stock from the Company. Nalco borrowed $66 million which was subsequently loaned to the ESOP, and guaranteed the balance of $134 million. Borrowings related to the ESOP are reflected as long-term debt with a corresponding reduction of shareholders' equity (unearned ESOP compensation). The ESOP is repaying the loans and interest over a projected 20-year period ending December 31, 2008 using Company contributions and dividends from preferred stock. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation are being reduced. $88 million of borrowings are variable rate notes which are presently remarketed on a monthly basis with a final maturity on December 31, 2008. Any notes which cannot be successfully remarketed will be purchased by the Company or one of its subsidiaries. The Company entered into an interest rate swap agreement which effectively converted the $88 million of variable rate notes into fixed-rate debt of 7.3 percent. The notional value of the swap agreement decreased to $51 million in 1997, and will decrease to $43 million in 1998 with final maturity in 1999. The remaining borrowings are comprised of a $38 million variable rate loan which matures in 2008 and a $25 million loan with a fixed rate of 8.1 percent and a final maturity in the year 2000. The weighted-average interest rate of all ESOP loans was 6.5 percent at December 31, 1997.

Commercial paper outstanding at December 31, 1997 is classified as long-term since the Company intends to refinance these borrowings on a long-term basis. Interest rates ranged from 5.7 percent to 6.1 percent with a weighted-average rate of 5.8 percent.

The $44 million in other long-term debt includes $37 million owed by a foreign subsidiary at a variable interest rate (an effective rate of 5.2% at December 31, 1997), with the balance borrowed by various foreign subsidiaries.

Interest paid by Nalco was $14 million, $14 million and $15 million in 1997, 1996 and 1995, respectively.

The following table presents the projected annual maturities of long-term debt for the next five years after 1997:

(in millions)
-------------
1998             $ 3.2
1999              13.3
2000              10.2
2001               --
2002               --

The amounts above include approximately $25 million in maturities related to the ESOP loans.

NOTE 16--SHAREHOLDERS' EQUITY

Information on preferred and common shares is summarized in the following table:

(dollars in millions, except per share amounts)                    1997     1996
--------------------------------------------------------------------------------
Preferred stock, par value $1.00 per share;
  authorized 2,000,000 shares;
     Series B ESOP Convertible
       Preferred Stock--outstanding;
       383,774 shares-1997 and 392,851
       shares-1996                                                $ 0.4    $ 0.4
     Series C Junior Participating
       Preferred Stock--none issued
Common stock, par value $.1875 per share;
  authorized 200,000,000 shares;
     issued 80,287,568 shares                                      15.1     15.1
--------------------------------------------------------------------------------

There were 14,251,003 shares and 13,263,648 shares held in treasury at December 31, 1997 and 1996, respectively.

In 1996, Nalco's Board of Directors authorized the repurchase of up to 3,000,000 shares of the Company's common stock. During 1997, the Company repurchased approximately 1,950,000 of those shares.

The Company issued 415,800 shares of preferred stock to the ESOP in 1989 for $481.00 per share, the preference price upon liquidation. This preferred stock ranks senior to Series C Junior Participating Preferred Stock and common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of Nalco. Dividends on each share of preferred stock are cumulative and will be paid quarterly at the rate of 8 percent or $38.48 per annum. Full conversion of preferred shares occurs upon a holder's retirement or separation of service from the Company, and effective in 1999 participants in the ESOP may partially convert their stock upon reaching age 55. The conversion ratio and number of votes per share of preferred stock are subject to adjustment under certain conditions. The preferred stock entitles a participant to 20 votes per share, voting together with the holders of common stock, and initially was convertible into 20 shares of common stock. The shares of preferred stock are redeemable by Nalco at $481.00 per share, and may be required to be redeemed by Nalco under certain circumstances. During 1997, 9,077 preferred shares were converted to 182,417 common shares of Nalco stock. During 1996 and 1995, 6,572 and 4,801 preferred shares were converted to 132,179 and 96,212 common shares, respectively. Approximately 8,000,000 common shares have been reserved for the conversion of preferred stock.

In 1996, the 1986 Preferred Share Purchase Rights expired. Also in 1996, the Board of Directors approved a new Shareholder Rights Plan and declared a dividend distribution of one Preferred Share Purchase Right (Right) for each outstanding share of common stock. The Rights are not exercisable or transferable apart from the common stock until a person or group has acquired, or makes a tender offer for 15 percent or more of the common stock. If Nalco is acquired in a merger or other business combination transaction or 50 percent or more of Nalco's assets or earning power are sold, each Right other than that held by the acquiring party will entitle the holder to receive, upon exercise at a price of $125, subject to adjustment, common stock of either Nalco or the acquiring company having a value equal to two times that price. The Rights are redeemable at $.01 each at any time before a 15 percent or greater position has been acquired, and expire on August 31, 2006. In connection with the expiration of the 1986 Preferred Share Purchase Rights and the distribution of the 1996 Rights, the Company's Series A Junior Participating Preferred Stock was cancelled and its Series C Junior Participating Preferred Stock was authorized.

NOTE 17--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Nalco has limited involvement with derivative financial instruments and does not trade them. The Company does use derivatives to fix the cost of issuing debt and to manage well-defined interest rate and foreign exchange exposures.

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

Interest Rate Risk Management

Interest rate swap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. As of December 31, 1997 the Company was a counterparty to one interest rate swap with a notional value of $51 million at December 31, 1997 and $59 million at December 31, 1996. This swap fixes interest payments on a corresponding amount of floating rate ESOP notes at 7.3 percent until February 1999. The notional amount decreases to $43 million in 1998. The average interest rate received on this interest rate swap was 4.6 percent and 4.5 percent in 1997 and 1996, respectively.

Foreign Exchange Risk Management

  The Company enters into various types of foreign exchange contracts in managing its intercompany foreign exchange risk, including currency swaps, forward exchange contracts and option contracts.

  The Company's currency swap agreements were designed to hedge foreign currency intercompany loans that have maturities up to eight years. Gains and losses related to these swaps are offset with gains and losses on the underlying foreign currency loans. Forward exchange and option contracts are used to hedge various intercompany transactions with foreign subsidiaries and usually have maturities of six months, but occasionally may have maturities of up to eighteen months.

  The Company had foreign exchange contracts with a notional value of $64 million and $69 million at December 31, 1997 and 1996, respectively.

  Deferred realized and unrealized gains and losses from firm foreign currency commitments, based on dealer-quoted prices, are included in the Statements of Consolidated Financial Condition as either miscellaneous other assets or accounts payable. They are recognized in earnings as part of the underlying transaction when it is recognized. There was no net deferred realized and unrealized gain or loss at December 31, 1997 or December 31, 1996.

NOTE 18--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1996:

                                                   1997              1996
                                           -------------------------------------
                                             Carrying   Fair   Carrying   Fair
(in millions)                                 Amount   Value    Amount   Value
--------------------------------------------------------------------------------
Nonderivatives:
  Cash and cash equivalents                   $ 49.7   $ 49.7   $ 38.8   $ 38.8
  Short-term debt                               22.1     22.1     31.3     31.3
  Long-term debt                               335.3    336.0    252.6    253.8
Derivatives:
  Miscellaneous other assets                     7.0      4.6      1.6        -
  Other liabilities                                -        -        -      2.7
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

  Derivatives - The fair value of derivatives, including currency swaps, foreign currency forward exchange and option contracts, and interest rate swaps was estimated based on current settlement prices, quoted market prices of comparable contracts, and pricing models or formulas using current assumptions.

NOTE 19--CONTINGENCIES AND LITIGATION

Nalco has been named as a potentially responsible party (PRP) by the Environmental Protection Agency (EPA) or state enforcement agencies at 13 waste sites where some financial contribution is or may be required.

These agencies have also identified many other parties who may be responsible for clean-up costs at the waste disposal sites. Nalco's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on Nalco up to the present, nor is it anticipated that there will be in the future, as a result of these matters. Nalco has made and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. As of December 31, 1997, the Company had undiscounted reserves of approximately $2 million for the maximum amount of known environmental clean-up costs. The Company's 1997 expenditures relating to environmental compliance and clean-up activities were not significant. These environmental reserves represent management's current estimate of its proportional clean-up costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to clean-up activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position.

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


-----------------------------------------------------------------------------------------------------------------
Eleven Year Summary
 (dollar amounts in millions,
except per share figures)                                                    1997            1996            1995
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                              $  1,433.7       $ 1,303.5       $ 1,214.5
Operating costs and expenses
  Cost of products sold                                                     629.6           568.6           531.3
  Selling, administrative and research expenses                             561.4           518.2           477.7
  Formation and consolidation                                                   -               -               -
-----------------------------------------------------------------------------------------------------------------
Total operating costs and expenses                                        1,191.0         1,086.8         1,009.0
-----------------------------------------------------------------------------------------------------------------
Operating Earnings                                                          242.7           216.7           205.5
Interest and other income                                                     0.7             2.6             7.2
Interest expense                                                            (15.3)          (14.4)          (16.2)
Equity in earnings of partnership                                            28.2            24.5            16.9
-----------------------------------------------------------------------------------------------------------------
Earnings from Continuing
  Operations Before Income Taxes                                            256.3           229.4           213.4
Income taxes                                                                 92.9            83.5            77.7
-----------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations                                         163.4           145.9           135.7
Earnings from discontinued operations                                           -             8.6            18.0
-----------------------------------------------------------------------------------------------------------------
Earnings Before Extraordinary Loss and
  Effect of Accounting Changes                                              163.4           154.5           153.7
Extraordinary loss from retirement of
  debt, net of taxes                                                            -               -               -
Cumulative effect of change in accounting
  for postretirement benefits other than
  pensions, net of taxes                                                        -               -               -
Cumulative effect of change in accounting
  for business process reengineering costs,
  net of taxes                                                               (4.5)              -               -
-----------------------------------------------------------------------------------------------------------------
Net Earnings                                                           $    158.9       $   154.5       $   153.7
=================================================================================================================
Per Share of Common Stock
Earnings from continuing operations--diluted                           $     2.10       $    1.86       $    1.71
Discontinued operations                                                         -             .11             .24
Extraordinary item                                                              -               -               -
Accounting change                                                            (.06)              -               -
Net earnings                                                                 2.04            1.97            1.95
Cash dividends paid                                                          1.00            1.00             .99
-----------------------------------------------------------------------------------------------------------------
Financial Ratios
Earnings as a percent to sales*                                             11.4%            11.2%           11.2%
Earnings as a percent to shareholders' equity*                               24.7            23.5            24.1
Effective income tax rate*                                                   36.2            36.4            36.4
Common stock dividends paid as a percent to earnings*                        40.9            46.1            49.2
Research and development expenses as a percent to sales                       3.0             3.2             3.3
Current ratio                                                            1.6 to 1        1.3 to 1        1.0 to 1
-----------------------------------------------------------------------------------------------------------------
Financial Position Data
Working capital                                                        $    153.4       $    95.5       $    14.2
Total assets                                                              1,440.9         1,394.5         1,360.5
Property, plant and equipment (cost)                                      1,135.2         1,169.4         1,101.6
Long-term debt                                                              335.3           252.6           221.5
Deferred income taxes                                                        37.2            42.9            53.3
Shareholders' equity                                                        652.7           654.5           580.3
-----------------------------------------------------------------------------------------------------------------
Other Data
Working capital provided from operations                               $    254.1       $   237.2       $   219.2
Capital investments                                                         101.4            92.5           126.7
Depreciation and amortization*                                              103.2            94.9            84.8
Dividends on common stock                                                    66.7            67.3            66.9
Cost of common stock repurchased                                             75.7            26.3            42.4
Wages, salaries, commissions and benefits                                   450.6           427.9           387.4
Common shares outstanding at year end (thousands)                          66,037          67,024          67,124
Market price per share of common stock at year end                     $   39.563       $  36.125       $  30.125
Number of common shareholders of record                                     5,047           5,349           5,669
Number of employees at year end                                             6,905           6,502           6,081
-----------------------------------------------------------------------------------------------------------------

NOTE: Shares outstanding and per share amounts have been restated to reflect the two-for-one stock split in 1991.

NOTE: Certain assets have been reclassified for the years 1992 to 1995 to conform to the current year presentation.

* Based on earnings from continuing operations before extraordinary loss and effect of accounting changes.


      1994            1993            1992           1991            1990             1989             1988           1987
--------------------------------------------------------------------------------------------------------------------------
$  1,246.8      $  1,291.6      $  1,286.9     $  1,164.4      $  1,013.1         $  899.1        $   843.0      $   738.3

     543.7           555.0           557.4          513.1           449.8            406.2            388.4          341.7
     498.8           512.8           498.5          449.9           382.1            335.6            318.8          274.5
      68.2               -               -              -               -                -                -              -
--------------------------------------------------------------------------------------------------------------------------
   1,110.7         1,067.8         1,055.9          963.0           831.9            741.8            707.2          616.2
--------------------------------------------------------------------------------------------------------------------------
     136.1           223.8           231.0          201.4           181.2            157.3            135.8          122.1
      16.6            14.4            18.3           18.9            19.9             27.0             20.6           14.9
     (21.8)          (27.5)          (40.3)         (27.1)          (11.5)            (9.7)            (9.5)          (8.2)
       6.9               -               -              -               -                -                -              -
--------------------------------------------------------------------------------------------------------------------------

     137.8           210.7           209.0          193.2           189.6            174.6            146.9          128.8
      64.6            81.9            81.8           74.2            72.9             66.3             53.1           51.9
--------------------------------------------------------------------------------------------------------------------------
      73.2           128.8           127.2          119.0           116.7            108.3             93.8           76.9
      23.9            23.9            17.8           18.8            14.4             11.6             12.2            3.4
--------------------------------------------------------------------------------------------------------------------------

      97.1           152.7           145.0          137.8           131.1            119.9            106.0           80.3

         -           (10.6)              -              -               -                -                -              -

         -           (56.5)              -              -               -                -                -              -

         -              -                -              -               -                -                -              -
--------------------------------------------------------------------------------------------------------------------------
$     97.1      $     85.6      $    145.0     $    137.8      $    131.1         $  119.9        $   106.0      $    80.3
==========================================================================================================================

$      .88      $     1.57      $     1.57     $     1.47      $     1.42         $   1.32        $    1.20      $     .97
       .31             .31             .22            .24             .18              .14              .15            .04
         -            (.14)              -              -               -                -                -              -
         -            (.72)              -              -               -                -                -              -
      1.19            1.02            1.79           1.71            1.60             1.46             1.35           1.01
      .945            .885             .84            .83            .755              .68             .645            .60
--------------------------------------------------------------------------------------------------------------------------

      5.9%           10.0%            9.9%          10.2%           11.5%            12.0%            11.1%          10.4%
      13.2            24.2            22.6           24.4            26.6             23.5             20.1           17.9
      46.8            38.9            39.1           38.4            38.4             38.0             36.1           40.3
      88.4            47.4            46.2           48.6            45.3             47.1             53.8           61.4
       3.7             3.8             3.7            3.9             4.0              3.9              3.8            4.2
  1.3 to 1        2.0 to 1        2.5 to 1       2.0 to 1        2.3 to 1         2.3 to 1         2.1 to 1       1.8 to 1
--------------------------------------------------------------------------------------------------------------------------

$     87.8      $    185.4      $    314.3     $    256.3      $    229.7         $  218.5        $   174.4      $   121.8
   1,269.2         1,202.3         1,338.2        1,324.4         1,037.0            938.5            838.9          781.8
   1,067.1         1,129.9         1,044.2          957.8           840.3            720.1            648.7          607.5
     245.3           252.1           413.8          394.1           282.2            214.0            100.8           72.8
      56.8            58.1           107.3           90.8            77.8             62.7             53.7           47.3
     544.2           550.6           576.3          528.7           455.6            443.7            477.5          446.8
--------------------------------------------------------------------------------------------------------------------------

$    250.1      $    245.6      $    226.7     $    218.5      $    192.4         $  159.1        $   148.4      $   132.9
     125.6           117.8           131.0          136.8           114.9             86.4             61.6           57.2
      84.8            82.2            75.4           62.1            45.5             37.8             40.4           38.5
      64.7            61.1            58.8           57.8            52.9             51.0             50.5           47.2
      61.3            58.5            14.3              -            80.5            111.7             21.5           11.6
     411.1           413.6           403.7          376.6           326.0            282.5            263.8          231.3
    67,900          68,905          70,021         69,828          69,292           72,199           77,129         78,298
$    33.50      $    37.50      $   34.625     $   41.625      $    28.25         $  24.75        $  17.625      $  16.625
     6,005           6,111           6,129          5,543           5,099            5,224            5,477          5,668
     5,935           6,802           6,714          6,832           5,862            5,489            5,381          5,085
--------------------------------------------------------------------------------------------------------------------------

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Nalco Chemical Company

In our opinion, the accompanying statements of consolidated financial condition and the related consolidated statements of earnings, of cash flows and of common shareholders' equity present fairly, in all material respects, the financial position of Nalco Chemical Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP                                  R. R. Ross
Chicago, Illinois                                     Engagement Partner
February 2, 1998

Quarterly Summary (Unaudited)

                                                          1997                                  1996
                                          -------------------------------------  -----------------------------------
(dollar amounts in millions,               First   Second     Third     Fourth     First   Second    Third   Fourth
except per share figures)                 Quarter  Quarter   Quarter    Quarter   Quarter  Quarter  Quarter  Quarter
--------------------------------------------------------------------------------------------------------------------

Sales                                     $ 334.6  $ 354.4  $   371.0  $  373.7   $ 301.9  $ 318.6  $ 343.3  $ 339.7

Gross earnings                              189.8    201.8      206.0     206.5     166.9    179.0    196.3    192.7

Earnings from continuing operations          35.8     40.1       44.2      43.3      30.0     34.5     41.0     40.4

Discontinued operations                         -        -          -         -       1.8      2.5      1.5      2.8

Cumulative effect of accounting change          -        -          -      (4.5)        -        -        -        -

Net earnings                                 35.8     40.1       44.2      38.8      31.8     37.0     42.5     43.2

Per common share

  Earnings - diluted
     Continuing operations                    .46      .51        .57       .56       .38      .44      .52      .52
     Discontinued operations                    -        -          -         -       .02      .03      .02      .03
     Accounting change                          -        -          -      (.06)        -        -        -        -
     Net earnings                             .46      .51        .57       .50       .40      .47      .54      .55

  Dividends                                   .25      .25        .25       .25       .25      .25      .25      .25

  Market price
     High                                  38 7/8   40       41 13/16   42 7/16    33 1/4   32 7/8   36 1/4   39
     Low                                   35 1/8   34 1/4   38  5/16   37  1/2    28 1/8   29 1/8   28 1/2   34 1/2
--------------------------------------------------------------------------------------------------------------------

CORPORATE OFFICERS


E. J. Mooney (56)
Chairman and Chief Executive Officer
29 years of service

Milford B. Harp (60)
Executive Vice President,
Operations
34 years of service

W. Steven Weeber (55)
Executive Vice President,
Operations Staff
31 years of service

George M. Brannon (46)
Group Vice President,
President Industrial Division
22 years of service

Peter Dabringhausen (59)
Group Vice President,
President Pulp and Paper Division
28 years of service

Stephen D. Newlin (45)
Group Vice President,
President Specialty Division
22 years of service

Gilberto Pinzon (57)
Group Vice President,
President Latin America Division
28 years of service

Ronald J. Allain (57)
Senior Vice President,
Research and Development
27 years of service

David R. Bertran (54)
Senior Vice President,
Manufacturing and Logistics
14 years of service

William E. Buchholz (55)
Senior Vice President,
Chief Financial Officer
5 years of service

James F. Lambe (52)
Senior Vice President,
Human Resources
29 years of service

J. David Tinsley (57)
Senior Vice President,
Corporate Sales
32 years of service

John D. Berthoud (54)
Vice President, Marketing
and Quality Management
27 years of service

J. Terry Burns (50)
Vice President,
President Pacific Division
21 years of service

William E. Parry (47)
Vice President
General Counsel
3 years of service

William J. Roe (44)
Vice President,
President Process Division
19 years of service

Anthony J. Sadowski (59)
Vice President,
Environmental Health
and Safety
31 years of service

Dale W. Walker (61)
Vice President
38 years of service

Robert L. Ratliff (49)
Controller
22 years of service

William G. Marshall (51)
Treasurer
17 years of service

Suzzanne J. Gioimo (54)
Secretary
28 years of service

Elizabeth R. Ewing (38)
Assistant Treasurer
2 years of service

Craig J. Holderness (45)
Assistant Treasurer
20 years of service

Michael K. Mrozak (42)
Assistant Controller,
Financial Reporting
13 years of service

Lee J. Plankis (51)
Assistant Controller,
Planning and Analysis
16 years of service

(As of March 1, 1998)