Form 10-K405, Exhibit 13
period 1998-12-31
NALCO CHEMICAL CO
filed 1999-03-31
CIK 69598

                                                                      Exhibit 13

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Shareholders of
Nalco Chemical Company

In our opinion, the accompanying statements of consolidated financial condition and the related consolidated statements of earnings, of cash flows and of common shareholders' equity present fairly, in all material respects, the financial position of Nalco Chemical Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP                R. R. Ross
Chicago, Illinois                         Engagement Partner
February 6, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS

1998 vs 1997

Sales were $1,574 million in 1998, an increase of 10 percent over last year's sales of $1,434 million. Changes in volume, mix and price increased sales by 4 percent over 1997, while acquisitions and the consolidation of Nalco-Chemserve resulted in a 9 percent gain. Nalco-Chemserve was formed at the beginning of 1998 by merging Nalco's affiliated company in South Africa with the water treatment interests of Chemical Services Limited. In connection with the merger, Nalco obtained a controlling interest in Nalco-Chemserve and, accordingly, consolidated its results effective January 1, 1998. Effective July 1, 1997, the Company adopted the policy of reporting freight revenues as a component of sales rather than offsetting freight costs that are included as a component of cost of sales. The full-year impact of this change in 1998 increased sales by $32 million or 2 percent over 1997. Continued strengthening of the U.S. dollar compared to most foreign currencies during 1998 reduced 1998 sales by approximately $73 million or 5 percent.

Nalco established a new sales and marketing organization effective January 1, 1998, going from five to six operating Divisions. Sales for 1998 and 1997 by Division were as follows:

                                     1998 vs 1997
(in millions)      1998      1997      Increase
-----------------------------------  -------------
Industrial       $  462.5  $  408.8       13%
Specialty           351.7     301.6       17
Pulp & Paper        358.4     333.8        7
Process             196.6     189.7        4
Latin America        85.8      82.7        4
Pacific             118.5     117.1        1
-----------------------------------
Total            $1,573.5  $1,433.7       10
-----------------==================

The Industrial Division reported a 13 percent gain over 1997. Approximately two-thirds of the increase was attributable to sales by acquired businesses and the consolidation of Nalco-Chemserve. Modest gains by three of the marketing groups in the Division and freight revenues accounted for most of the balance. The Specialty Division posted a 17 percent improvement in sales over 1997, with acquisitions accounting for slightly over three-fourths of the increase. Sales for the Pulp and Paper Division were up 7 percent over last year with acquisitions accounting for most of the increase. Freight revenues were partly offset by the translation impact of the stronger U.S. dollar compared to the Canadian dollar and most European currencies. The Division was negatively affected by lower pulp and paper production in the U.S. and Europe. The 4 percent increase in Process Division sales was attributable to acquisitions and freight revenues, with the translation effect of the stronger U.S. dollar compared to most foreign currencies offsetting nearly half the gains from those components. Excluding acquisitions, freight revenues and translation effects, sales for the Division were down slightly from last year, reflecting low demand and prices for metals and continued slowness in the coal industry in the U.S. Sales by the Latin America Division were up 4 percent over last year. The translation impact of the stronger U.S. dollar reduced sales about 10 percent. The Division's results were also adversely affected by lower production volumes in many of the industries it serves. Pacific Division sales were up only slightly over last year as a result of currency translation rate changes which offset the double-digit improvements in local currencies posted by most operations in the Division, as well as the impact of acquisitions which increased the Division's sales 7 percent.

Cost of products sold was 45.4 percent of sales for 1998, compared to 43.9 percent for last year. The increase in 1998 is mainly attributable to the full-year effect of reporting freight revenues as a component of sales rather than a reduction of cost of products sold. Lower margins of businesses acquired during 1998 also contributed to the change. Adjusting for the impact of freight revenues and acquisitions, cost of products sold would have been 43.6 percent of sales.

Selling, administrative and research expenses were up $57 million or 10 percent over 1997, with acquisitions accounting for approximately 85 percent of this increase. Increased selling and service effort in select markets accounted for most of the remaining change. The increase in expenses was moderated by the effect of changes in currency translation rates which reduced expenses by about 5 percent from a year ago.

During the fourth quarter 1998, the Company began implementing a cost reduction program to cut its overall cost structure by $30 million annually. Virtually all of the Company's global operations were affected by the program, including sales, marketing, manufacturing and support services. The program included the redesigning, combining and streamlining of operations to improve efficiency and customer focus. Approximately 500 positions were eliminated during the fourth quarter 1998, mainly as a result of a voluntary enhanced early retirement program, and an additional 100 positions are scheduled for elimination in early 1999.

As a result of this program, the Company recorded a pretax provision of $180 million. (See Note 3). Pension and other postretirement benefit costs associated with the early retirement program represented more than 80 percent of the total provision, while severance and termination benefits accounted for slightly over 10 percent. The balance of the provision represented write-offs of abandoned property and equipment, legal and consulting expenses associated with implementation of the program, and contract termination costs. Of the $180 million provision, approximately 15 percent is of a non-cash nature, which is attributable to asset write-offs and the cost of postretirement benefits other than pensions which will be paid out in future years.

Interest and other income increased by nearly $2 million over 1997. Reduced foreign currency exchange adjustments, primarily in the Pacific region, accounted for most of this improvement.

Interest expense rose $11 million over 1997, which was the result of higher average borrowing levels to finance acquisitions and repurchase of the Company's common stock.

The Company's equity in earnings of its Nalco/Exxon Energy Chemicals, L. P. (Nalco/Exxon) joint venture declined $6 million from the $28 million reported in 1997. The decrease is partly the result of the slowdown in global demand for oil and oil-related products. In addition, Nalco/Exxon began implementing a cost reduction program which included employee terminations and reduced capital spending and manufacturing costs. The Company's equity portion of Nalco/Exxon's cost reduction program totaled over $2 million.

As a result of the $117 million net earnings impact of the Nalco and Nalco/Exxon cost reduction programs, earnings per share from continuing operations on a diluted basis for 1998 was 40 cents compared to $2.10 in 1997. Because the assumed conversion of the Company's Series B ESOP Convertible Preferred Stock (preferred stock) had an antidilutive effect, it was excluded from the computation of diluted earnings per share for 1998. Excluding the $117 million effect of cost reduction programs and assuming conversion of the preferred stock, diluted earnings per share would have been $2.02 for 1998.

Because the Company conducts its business worldwide, its earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company continually monitors its exposure to exchange rate risks, and reduces its exposure to changing foreign currency exchange rates through both operational and financial market actions. The Company's products are manufactured in several locations around the world, and its customers are served by locally-based sales engineers. This results in a cost base that is well diversified over a number of international currencies as well as the U.S. dollar. This diverse base of local currencies serves to partially offset the earnings effect of potential changes in the translated value of the Company's local currency denominated revenues. However, the primary operational method of mitigating the effect of foreign currency devaluations is the pursuit of local currency price increases. The Company also attempts to reduce its exposure to exchange rate fluctuations with regard to transactions through timely settlement of intercompany balances, the use of foreign currency borrowings, balance sheet structure and selective hedging.

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

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives and the resulting designations. SFAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 17, 1998. The Company presently believes that the application of SFAS 133, when adopted, will not have a material effect on the Company's results of operations, financial position or cash flows.

The Company is involved in environmental clean-up activities in connection with former waste disposal sites and plant locations and litigation in the normal course of business. (See Note 19). This involvement has not had, nor is it expected to have, a material effect on the Company's results of operations, financial position or cash flows.

In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and provides guidance for determining whether computer software is for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998, and should be applied to internal-use computer software costs incurred in those fiscal years for all projects, including those projects in progress upon initial application of SOP 98-1.

In April 1998, the AcSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that the costs of start-up activities, including organization costs, be expensed as incurred. SOP 98-5 requires adoption of its provisions for fiscal years beginning after December 15, 1998. Initial application of SOP 98-5 should be as of the beginning of the fiscal year in which it is adopted and should be reported as the cumulative effect of a change in accounting principle.

The Company will adopt SOP 98-1 and SOP 98-5 in January 1999, and it does not expect their application will have a material effect on the Company's results of operations, financial position or cash flows.

On January 15, 1999, Brazil's central bank abandoned its support of the Brazilian real and allowed the exchange rate of the real to float, which resulted in a significant devaluation of the real. Based on current forecasts, the Company recognizes that the real could continue to depreciate during 1999. The Company expects that unsettled conditions for customers will continue during 1999 due to the economic conditions that existed prior to the devaluation and that pricing pressures may be increased due to the devaluation. The Company does not anticipate that the devaluation of the real during 1999 will have a material effect on the Company's results of operations, financial position or cash flows.

1997 vs 1996

Sales were $1,434 million in 1997, an increase of 10 percent over 1996 sales of $1,304 million. Changes in volume, mix and price increased sales 6 percent over 1996, while acquisitions resulted in a 5 percent gain. Effective July 1, 1997, the Company adopted the policy of reporting freight revenues as a component of sales rather than offsetting freight costs that are included as a component of cost of products sold. This resulted in recognizing additional revenues of approximately $28 million for the year 1997. Adverse foreign currency translation effects resulting from the stronger U.S. dollar compared to virtually all European and Asian currencies reduced 1997 sales by approximately $39 million or 3 percent.

Reported sales for 1997 and 1996 were as follows:

                                                 1997 vs 1996
(in millions)                  1997      1996      Increase
---------------------------  --------  --------  -------------
Water and Waste Treatment    $  470.6  $  412.7       14%
Process Chemicals               379.4     346.4       10
Europe                          317.2     289.3       10
Latin America                   113.1     107.3        5
Pacific                         153.4     147.8        4
---------------------------  --------  --------
Total                        $1,433.7  $1,303.5       10
---------------------------  ========  ========

The Water and Waste Treatment Division reported a 14 percent gain over 1996, with slightly more than three-fourths of the increase attributable to sales by acquired companies and the aforementioned change in the reporting of freight revenues. Sales by the Process Chemicals Division rose 10 percent over 1996, with acquisitions and freight revenues representing slightly over one-third of the increase. Excluding freight, the General Industry and Pulp Technologies Groups reported double-digit gains while the Paper Group posted a more modest improvement. The Europe Division reported a 10 percent sales gain with most operations in the Division posting solid improvements in local currencies. Acquisitions and freight revenues had an 11 percent positive effect on Europe Division sales, but this was largely offset by a nearly 9 percent negative impact due to the stronger U.S. dollar compared to European currencies. The Latin America Division reported a 5 percent sales increase with double-digit gains posted by operations in Chile, Mexico and Venezuela. Pacific Division sales were up 4 percent over 1996 despite a nearly 10 percent negative translation impact resulting from the stronger U.S. dollar compared to Asian currencies. Double-digit gains in local currencies were reported by operations in China, Japan, Korea, Indonesia, the Philippines, Singapore/Malaysia and Thailand.

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

Nalco's equity in earnings of Nalco/Exxon was $28 million, a $3 million improvement over the $25 million reported in 1996. The increase reflected improved margins and continuing benefits of cost controls.

Earnings from continuing operations as a percent to sales was 11.4 percent in 1997 compared to 11.2 percent for the year 1996.

The Company recognized a one-time after-tax charge of $4.5 million during the fourth quarter of 1997, which was comprised of unamortized capitalized business process reengineering costs. (See Note 10).

MANAGEMENT'S DISCUSSION AND ANALYSIS
FINANCIAL CONDITION

Total assets increased $210 million or 15 percent during 1998.

Accounts receivable were up $35 million or 15 percent. Approximately two-thirds of this change was attributable to the accounts receivable of operations which were acquired by the Company in 1998 and the consolidation of Nalco-Chemserve. (See Note 11). The increase was also partly attributable to slightly higher days sales outstanding.

Inventories were up $27 million or 29 percent over year-ago levels, with acquisitions accounting for slightly less than one-half of the increase.

The $127 million increase in goodwill was the result of acquisitions made during 1998, partly offset by additional amortization and the translation effect of the stronger U.S. dollar in relation to various foreign currencies compared to the end of 1997.

Total liabilities rose $277 million or 35 percent during 1998 mostly because of a net increase of $215 million in short-term and long-term debt which was used primarily to finance acquisitions and repurchases of the Company's common stock. Obligations associated with the Company's cost reduction program also contributed to the increase.

Shareholders' equity decreased $67 million during 1998. Common stock repurchases of 1.2 million shares at a cost of $43 million were partly offset by treasury stock transactions for stock option, benefit and other plans totaling $21 million. Net earnings were $38 million compared to dividends totaling $77 million.

Nalco's return on average shareholders' equity, excluding net cost reduction program charges of $117 million, was 22.7 percent in 1998, compared to the 24.7 percent in 1997 before the effect of the change in accounting principle.

MANAGEMENT'S DISCUSSION AND ANALYSIS
CASH FLOWS

One of Nalco's most significant financial strengths is its ability to consistently generate strong cash flow from operations. Net cash provided by operating activities was $129 million in 1998, which was generated primarily from net earnings and noncash charges such as depreciation and amortization. This amount was slightly more than one-half of the average cash provided by operations over the previous five years, primarily because of the charge for the Company's cost reduction program. (See Note 3).

Significant cash flow requirements in 1998 included business purchases of $149 million, capital investments of $115 million, dividends of $77 million, and $43 million for the reacquisition of common stock.

In 1997, cash provided by operations was $214 million compared to the 1996 total of $229 million.

The most significant investing activity in 1998 was the acquisition of several businesses that operate in the Company's core markets of water treatment and process chemicals, as well as additional interests in Nalco's subsidiary companies in Taiwan and India for a total of $149 million, net of cash acquired. (See Note 11). Investing activities related to the Company's Nalco/Exxon joint venture partnership included $10 million of borrowings provided by the joint venture.

Over two-thirds of the 1998 capital investments of $115 million was attributable to investments in North America, which included $15 million for field equipment, $10 million for the Company's new global management information systems, $14 million for PORTA-FEED(R) units and $12 million for transportation equipment. The Company plans to continue to invest in internal growth in 1999 and it is expected that capital investments will approach $100 million.

Investments in North America accounted for approximately two-thirds of the 1997 capital investments of $101 million, which included $16 million for field equipment, $9 million for PORTA-FEED units, the initial investment of $10 million for the implementation of the Company's new global management information systems and $9 million for transportation equipment.

Other significant investing activities in 1997 included the acquisition of several businesses and an additional investment in the Company's subsidiary in Taiwan for a total of approximately $80 million, net of cash acquired.

Borrowings from Nalco/Exxon totaled $12 million during 1997.

Investing activities in 1996 totaled $110 million, which included $93 million for investments in property, plant and equipment. About 60% of the capital spending in 1996 was for investments in North America, and included $18 million
for PORTA-FEED   units, $10 million for transportation equipment and $8 million for manufacturing facilities in Argentina and the People's Republic of China. Other significant investing activities in 1996 included the acquisition of two businesses for $83 million, net of cash acquired. The Company received $41 million from the sale of the discontinued superabsorbent chemicals business, and $23 million was borrowed from Nalco/Exxon during 1996.

Net financing activities of $102 million in 1998 included dividends paid on common stock of $66 million or $1.00 per share. Since the Company's founding in 1928, it has paid 282 consecutive quarterly dividends, and expects to continue its policy of paying regular cash dividends. The Company continued its stock repurchase program in 1998 by reacquiring 1.2 million shares of common stock at a cost of $43 million. In 1997, the Company reacquired 2.0 million shares of common stock at a cost of $76 million, and 0.7 million shares were repurchased for $26 million in 1996. Cash received from treasury stock issued under option, benefit and other plans totaled $14 million in 1998, $22 million in 1997 and $10 million in 1996. Management believes that the stock repurchase program represents a sound economic investment for Nalco's shareholders.

Other financing activities in 1998 included proceeds from issuing $150 million of 6.25% unsecured notes which mature in May 2008. The notes were issued under a shelf registration statement filed with the Securities and

Exchange Commission in April 1998, and up to $250 million of debt capacity remains available under the shelf registration statement. Borrowings under the Company's commercial paper program increased $65 million during 1998.

Among the most significant financing activities in 1997 and 1996 were payments for cash dividends and the repurchase of common stock and a net increase in short-term and long-term debt during 1997 in the amount of $95 million.

Management expects that internal growth in existing businesses will be financed principally from internally generated funds. For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco has a $350 million Revolving Credit Agreement with eleven banks. The credit arrangements were unused at December 31, 1998. (See Note 14). With the agreement of the banks, with two weeks notice, this credit can be increased to $600 million. In addition, most foreign subsidiaries have established short-term borrowing facilities in local currency and use them as the need arises. Net debt (short-term and long-term borrowings less cash and cash equivalents) totaled $541 million, $308 million and $245 million at December 31, 1998, 1997 and 1996, respectively.

Management believes that Nalco's strong cash flow, together with its unused debt capacity, provides ample capability for the Company to pursue investment opportunities ranging from internal growth to acquisitions and stock repurchase.

MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR 2000 COMPLIANCE

Many information and operational systems in use today may be unable to interpret dates subsequent to the year 1999 to the extent such systems allow only two digits to indicate the year. As a result, the inability of such systems to distinguish between the year 2000 and the year 1900 during this changeover could have adverse consequences on the operations of the Company, its constituent parts and the integrity of information processing. This potential problem is referred to as the "Y2K issue."

The Company began addressing Y2K compliance primarily with a review of its internal information technology systems beginning in mid-1995. This led to a decision by the Company to acquire new systems software (primarily based on software purchased from SAP America, Inc. and other vendors), together with internal upgrades of existing systems. This worldwide business systems replacement and remediation project began in 1996. The major consideration for this upgrade was improvement of the Company's business systems. However, it was also intended to substantially improve the Company's ability to be Y2K compliant.

New systems for business processing have been used in Canada since mid-1998, and the Company is on schedule to convert to these systems in the U.S. early in 1999. In Europe, Nalco has completed and tested an upgrade of its BPCS(R) business processing software, which provides full Y2K compliance. The Company's European operations have been running on this Y2K compliant system since April 1998. In Australia, Nalco is upgrading its VAX(R)-based business processing software to provide full Y2K compliance. The upgrade is expected to be completed, tested and implemented by the end of third quarter 1999. In Asia, Nalco is implementing a new version of its PC-based business processing software that addresses Y2K compliance, and completion is expected by mid-1999. In Latin America (except Venezuela), Nalco has modified or replaced its PC-based systems to ensure Y2K compliance. In Venezuela, Nalco is replacing its noncompliant BPCS software with a Y2K compliant PC-based system, and completion is expected by mid-1999.

As Nalco addressed its internal information processing and business system needs, it also established a formalized structure for managing its Y2K issue. A Y2K compliance team was initiated in early 1998, consisting of a multidisciplined team cutting across all critical operating areas within the Company. This team is headed by a senior executive officer of the Company. At the same time, Nalco accelerated its focus on two critical areas: plant process control systems and equipment containing embedded chips provided to customers. Team leadership regularly reports to the Company's Board of Directors.

Consequently, Nalco now has in place a global Company-wide program to address the Y2K issue. This effort encompasses software, hardware, electronic data interchange, networks, PCs, manufacturing and other facilities, and supplier and customer readiness, along with embedded chip issues both internally and at customer locations. Y2K compliance progress is tracked along functional lines for all areas at Nalco worldwide.

The Company's plant process control systems have been inventoried and assessed. Where needed, remediation plans have been made and are being implemented, and these systems are expected to be Y2K compliant by the third quarter 1999 or earlier. Any of the Company's products that contain microprocessors or software or embedded chips have been or are being tested, and upgrades identified for those which are noncompliant. The Company is continuously in the process of assessing its customer sites for the Y2K compliance status of Nalco-provided equipment containing embedded chips.

The Company continues to look at the Y2K compliance efforts of its equipment, service and material suppliers. It is surveying suppliers and other service providers to ensure that the supply chain is not interrupted. The Company has sent questionnaires to all of its significant suppliers regarding their Y2K compliance status, and is attempting to identify any problem areas with respect to them, particularly with respect to those suppliers identified as critical to ongoing operations. Those suppliers identified as "mission critical" are scheduled for additional in-person and/or on-site review and assessment.

The Company believes that its area of greatest risk relates to significant suppliers failing to remediate their Y2K issues in a timely manner, which may cause supply interruption for its customers. The Company has strong relationships with certain significant suppliers at most of the locations in which it operates. These relationships may be material to some local operations and, in the aggregate, may be material to the Company. If a number of significant suppliers are not Y2K compliant, this could have a material adverse effect on the Company's results of operations, financial position or cash flows.

The Company is dependent upon its customers for sales and cash flow. Interruptions in the operations of Nalco's customers resulting from their Y2K failures could result in reduced sales, increased inventory or receivable levels, and cash flow reductions. While these events are possible, Nalco has a sophisticated customer base which is wide and diverse, and the Company does not expect Y2K failures by its customers to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

The Company is currently looking at development of basic contingency plans to restore the material functions of each of its systems or activities in the event of a Y2K failure. It is expected that contingency plans would cover all material levels of activity within each business location and functional area. Management does not expect the financial impact of the Company's Y2K compliance efforts to be material to the Company's consolidated financial position, results of operations or cash flows.

It is currently estimated that the aggregate cost of the Company's Y2K compliance efforts will not exceed $3 million. These costs are expensed as incurred and are funded through operating cash flows. These amounts do not include any costs associated with the implementation of contingency plans, which continue to be developed. The costs associated with the replacement of computer systems, hardware or equipment, substantially all of which would be capitalized, are not included in the above estimate. Replacement systems consist primarily of the SAP(TM) software, related hardware and implementation costs, and are estimated to have a total cost of over $50 million. The Company's share of SAP costs is estimated at approximately $40 million, with the balance being borne by the Company's joint venture, Nalco/Exxon. The Company's Y2K readiness program is an ongoing process and the estimates of costs and completion dates for various components of the Y2K program described above are subject to change.

The estimates and conclusions herein contain forward-looking statements and are based on management's best estimates of future events. Risks to achieving material Y2K compliance include the availability of resources; the Company's ability to discover and correct potential Y2K-sensitive or critical problems which could have a serious impact on specific facilities of the Company or its customers; and the ability of suppliers, customers and those external agencies which may have a material impact on the Company to bring their systems into Y2K compliance.

BPCS is a registered trademark of System Software Associates, Inc. VAX is a registered trademark of Digital Equipment Corporation.
SAP is a trademark of SAP AG.

MANAGEMENT'S DISCUSSION AND ANALYSIS
EURO CONVERSION

On January 1, 1999, eleven of fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies ("legacy currencies") and the European Union's common currency, the euro. As of that date, the euro was traded on currency exchanges and could be used in business transactions. The legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and at least January 1, 2002 (but not later than July 1, 2002). Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation.

The Company identified issues associated with the conversion to the euro, including, among others, the need to adapt computer and financial systems to accommodate euro-denominated transactions and the impact of one common currency on pricing. Since financial systems and processes currently accommodate multiple currencies, the Company does not anticipate system conversion costs to be material. Since the euro conversion may affect cross-border competition by creating cross-border price transparency, the Company will be assessing its pricing strategies to ensure it remains competitive in a broader European market.

Based on information currently available and the Company's current assessment, Nalco does not expect that the conversion to the euro will have a material adverse effect on its business or financial condition.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICY--Nalco's consolidated financial statements include the accounts of the parent company, its majority-owned subsidiaries and Nalco-Chemserve, in which Nalco has a controlling interest. All intercompany balances and transactions are eliminated. Investments in partnerships are reported on the equity method.

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

FOREIGN CURRENCY TRANSLATION--The local currency has been designated as the functional currency in financial statements of companies which account for approximately 98 percent of total foreign subsidiary net assets at the end of 1998. These financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the currency translation adjustment account in shareholders' equity. The remaining subsidiaries operate in countries with highly inflationary environments and their statements are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations. Foreign currency exchange losses, included in interest and other income in 1998, 1997 and 1996, were $1 million, $4 million and $2 million, respectively.

INVENTORY VALUATION--Inventories are valued at the lower of cost or market. Approximately 73 percent of the inventories at the end of 1998 are valued using the average cost or first-in, first-out (FIFO) method. The remaining inventories are valued using the last-in, first-out (LIFO) method. If the FIFO method of accounting had been used for all inventories, reported inventory amounts would have been approximately $23 million and $24 million higher at December 31, 1998 and 1997, respectively.

GOODWILL--Goodwill consists of costs in excess of the fair value of net tangible and identified intangible assets of acquired companies and is amortized over periods ranging from 15 years to 40 years using the straight-line method. When appropriate, the Company evaluates whether the projected earnings and undiscounted cash flows of each of the acquired companies is sufficient to recover the carrying value of the net investment, including goodwill, in order to determine if an impairment has occurred. Management is currently of the opinion that no such impairment exists.

STOCK-BASED COMPENSATION--The Company recognizes stock-based compensation costs under the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees."

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

RESEARCH AND DEVELOPMENT--Research and development costs ($43.7 million in 1998, $43.0 million in 1997, and $41.9 million in 1996) are charged to expense as incurred.

NOTE 2--BUSINESS SEGMENT DATA

Nalco is engaged in the worldwide manufacture and sale of highly specialized Service Chemical programs. This includes production and service related to the sale and application of chemicals and technology used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining, and other industrial processes.

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Effective January 1, 1998, the Company established a new sales and marketing organization based on the nature of the customer served, the product application, or the geographic location of the customer. This organization is comprised of the following reportable segments:

INDUSTRIAL DIVISION--Serves the water and waste treatment needs of basic industry customers in North America, Europe, the Middle East and South Africa.

SPECIALTY DIVISION--Serves the water and waste treatment needs of middle market customers in North America and Europe.

PULP AND PAPER DIVISION--Serves the process chemical needs of pulp and paper customers in North America and Europe.

PROCESS DIVISION--Serves the process chemical needs of all industries, except pulp and paper, worldwide.

LATIN AMERICA DIVISION--Serves the water and waste treatment needs of all industries and the process chemical needs of the pulp and paper industries in South and Central America, the Caribbean and Mexico.

PACIFIC DIVISION--Serves the water and waste treatment needs of all industries and the process chemical needs of the pulp and paper industries in the Pacific Rim.

The accounting policies of the segments are the same as those described in "Note 1--Summary of Significant Accounting Policies." The Company evaluates the performance of its segments based on "direct contribution" (net sales, less cost of products sold, selling and research expenses directly attributable to each segment). There are no intersegment revenues.

With the exception of net sales for the year ended December 31, 1997, the Company has not disclosed prior years' segment data on a comparative basis, because management found it impracticable to obtain the comparative data for prior years. Prior to 1998, the Company was comprised of one reportable segment.

The following table presents net sales by reportable segment for the years ended December 31, 1998 and 1997:

(in millions)       1998      1997
----------------  --------  --------
Industrial        $  462.5  $  408.8
Specialty            351.7     301.6
Pulp and Paper       358.4     333.8
Process              196.6     189.7
Latin America         85.8      82.7
Pacific              118.5     117.1
----------------  --------  --------
Total             $1,573.5  $1,433.7
----------------  ========  ========

The following table presents direct contribution by reportable segment and reconciles the total segment direct contribution to earnings from continuing operations before income taxes for the year ended December 31, 1998:

(in millions)                                                1998
---------------------------------------------------------  --------
Segment direct contribution:
  Industrial                                               $ 115.5
  Specialty                                                   82.4
  Pulp and Paper                                              85.7
  Process                                                     41.7
  Latin America                                               16.9


  Pacific                                                     22.8
---------------------------------------------------------  -------
Total segment direct contribution                            365.0
Income (expenses) not allocated to segments:
  Unallocated operating costs and expenses                  (123.6)
  Cost reduction program                                    (180.0)
---------------------------------------------------------  -------
Operating Earnings                                            61.4
Interest and other income                                      2.4
Interest expense                                             (26.5)
Equity in earnings of partnership                             22.6
---------------------------------------------------------  -------
Earnings from Continuing Operations Before Income Taxes    $  59.9
---------------------------------------------------------  =======

Asset information by reportable segment has not been reported, since the Company does not produce such information internally. In addition, although depreciation expense is a component of each reportable segment's direct contribution, it is not discretely identifiable.

The following table presents net sales for the United States and all other countries based on the location of the use of product:

(in millions)                                       1998      1997      1996
------------------------------------------------  --------  --------  --------
United States                                     $  900.1  $  792.2  $  705.6
Other                                                673.4     641.5     597.9
------------------------------------------------  --------  --------  --------
Total                                             $1,573.5  $1,433.7  $1,303.5
------------------------------------------------  ========  ========  ========

The following table presents net property, plant and equipment located in the United States and all other countries:


(in millions)                                       1998      1997      1996
------------------------------------------------  --------  --------  --------
United States                                     $  335.8  $  320.9  $  327.5
Other                                                181.5     171.6     194.5
------------------------------------------------  --------  --------  --------
Total                                             $  517.3  $  492.5  $  522.0
------------------------------------------------  ========  ========  ========

Net sales and property, plant and equipment were not material in any individual country other than the United States.

NOTE 3--COST REDUCTION PROGRAM

In the fourth quarter 1998, management approved and began implementing a cost reduction program to cut its overall cost structure by $30 million annually. Virtually all of the Company's global operations were affected by this plan, including sales, marketing, manufacturing and support services. The program included redesigning, combining and streamlining operations to improve efficiency and customer focus. Approximately 500 positions were eliminated during the fourth quarter 1998, mainly as a result of a voluntary enhanced early retirement program, and an additional 100 positions are scheduled for elimination in early 1999.

As a result of the cost reduction program, the Company recorded a pretax provision of $180 million, which included $127 million for pension costs and $19 million for other postretirement benefit costs associated with the early retirement program. The pension costs resulted in the Company making cash payments in the fourth quarter 1998 and early 1999 to the Company's principal U.S. retirement plan and directly to employees for obligations under a supplementary, non-qualified pension plan. The cost of other postretirement benefits represents a non-cash charge, which will be paid out in future years. (See Note 5). Also included in the provision for the cost reduction program were $21 million for severance and other termination payments; $7 million for legal and consulting fees, contract termination charges (principally leases), and other costs related to program; and $6 million for non-cash asset write-offs of abandoned property and equipment.

Most cost reduction plan activities were completed by the end of 1998 and all are expected to be concluded by mid-1999. As of December 31, 1998, $127 million had been charged against the provision for the cost reduction program. The following talk sets forth the details of activitiy for 1998:

                                                                  Balance at
                                   1998       Cash     Noncash   December 31,
(in millions)                    Provision  Payments   Charges       1998
-------------------------------  ---------  ---------  --------  ------------
Pension benefits                    $127.6   $ (94.4)   $    -          $33.2
Other postretirement benefits         18.8               (18.8)             -
Termination Benefits                  20.7      (7.4)        -           13.3
Legal, consulting and other            7.4      (2.3)        -            5.1
Asset write-offs                       5.5         -      (4.1)           1.4
-------------------------------     ------   -------    ------          -----
Total                               $180.0   $(104.1)   $(22.9)         $53.0
-------------------------------     ======   =======    ======          =====

Of the remaining balance of $53 million at December 31, 1998, $34 million was included in the statement of consolidated financial condition in other accrued expenses and $19 million in accrued expenses and $19 million in accrued pension benefits.

NOTE 4--DISCONTINUED OPERATIONS

In October 1996, the Company completed the sale of its discontinued superabsorbent chemicals business. The gain on the sale was $3 million, net of income taxes of $1 million.

The results of the superabsorbent chemicals business have been classified as discontinued operations in the accompanying financial statements. Sales from the discontinued operation, which are excluded from consolidated sales, amounted to $63 million in 1996. Excluding the aforementioned gain on the sale, net earnings from discontinued operations totaled $6 million in 1996 which included the pretax operating earnings of the discontinued operations, less applicable income taxes of $4 million. The effective income tax rate for discontinued operations differs from the federal statutory rate primarily because of state income taxes, net of federal tax benefit.

NOTE 5--PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has several noncontributory defined benefit pension plans covering most employees in the United States and those with six foreign subsidiaries. The principal U.S. plan represents approximately 63% of the benefit obligation and 70% of the total market value of plan assets. The Company also provides a supplementary, non-qualified, unfunded plan for U.S. employees whose pension benefits exceed ERISA limitations. In addition, the Company has defined benefit postretirement plans that provide medical, dental and life insurance benefits for substantially all U.S. retirees and eligible dependents. The Company retains the right to change or terminate these benefits.

As part of the Company's plan to reduce future operating expenses, a voluntary enhanced early retirement program was offered in the fourth quarter 1998. (See
Note 3). This program resulted in charges totaling $146 million for special termination benefits, settlements and curtailments, all of which have been included in the Company's $180 million charge for the cost reduction program. No contributions had been made by the Company to its principal U.S. plan during the period from 1985 to 1997. However, as a result of the early retirement program, the Company contributed $72 million to the plan in 1998, and expects to contribute an additional $30 million in 1999. The Company also made payments totaling $36 million for the settlement of obligations under the supplementary, non-qualified plan.

The following table details the changes in the funded status of defined benefit pension and other postretirement benefit plans, and sets forth amounts recognized and not recognized in the statements of consolidated financial condition:

                                                                                         Pension Benefits     Other Benefits
                                                                                        ------------------  ------------------
(in millions)                                                                             1998      1997      1998      1997
--------------------------------------------------------------------------------------  --------  --------  --------  --------
Change in benefit obligation
Benefit obligation at beginning of year                                                 $ 370.4    $338.3   $  77.8   $  64.9
Service cost                                                                               16.7      15.0       2.3       2.1
Interest cost                                                                              28.2      26.8       5.8       5.5
Participant contributions                                                                   0.7       0.9       0.4       0.3
Plan amendments                                                                             1.2       1.9         -         -
Actuarial loss                                                                            135.9      25.4       5.3       9.0
Benefits paid                                                                             (50.9)    (28.9)     (3.7)     (4.0)
Special termination benefits                                                               59.2         -      22.9         -
Settlements                                                                              (174.7)        -         -         -
Curtailments                                                                              (14.0)        -      (4.1)        -
Foreign currency exchange rate changes                                                      2.2      (9.0)        -         -
-----------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                                         374.9     370.4     106.7      77.8
-----------------------------------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year                                            340.2     322.8         -         -
Actual return on plan assets                                                               31.8      41.7         -         -
Employer contributions                                                                    119.7       5.7       3.3       3.7
Participant contributions                                                                   0.7       0.9       0.4       0.3
Benefits paid                                                                            (225.6)    (28.9)     (3.7)     (4.0)
Foreign currency exchange rate changes                                                      0.1      (2.0)        -         -
-----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                                  266.9     340.2         -         -
-----------------------------------------------------------------------------------------------------------------------------
Funded status                                                                            (108.0)    (30.2)   (106.7)    (77.8)
Unrecognized net actuarial (gains) losses                                                  69.6      18.0     (20.2)    (26.8)
Unrecognized prior service costs                                                            9.7      16.1         -         -
Unrecognized net transition asset                                                          (8.9)    (16.6)        -         -
-----------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                                   $ (37.6)   $(12.7)  $(126.9)  $(104.6)
----------------------------------------------------------------------------------------=====================================

Amounts recognized in the statements of consolidated financial condition consist of:

                                                                                        Pension Benefits     Other Benefits
                                                                                        ------------------  -----------------
(in millions)                                                                              1998      1997      1998      1997
-----------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                                                    $   2.5    $  8.9   $     -   $     -
Other accrued expenses                                                                        -         -      (3.9)     (3.9)
Accrued benefit liability                                                                 (63.2)    (40.8)   (123.0)   (100.7)
Intangible asset                                                                            2.7       7.3         -         -
Accumulated other comprehensive income                                                     20.4      11.9         -         -
                                                                                        -------------------------------------
Net amount recognized                                                                   $ (37.6)   $(12.7)  $(126.9)  $(104.6)
                                                                                        =====================================

The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for defined benefit pension plans with ABOs in excess of plan assets were $62 million, $52 million and $14 million, respectively, at December 31, 1998. At December 31, 1997, the PBO and ABO for such plans were $44 million and $35 million, respectively, and none of the plans held assets.

Net pension and other postretirement benefit expense for all defined benefit plans was comprised of:

                                            Pension Benefits           Other Benefits
                                        -------------------------  -----------------------
(in millions)                            1998     1997     1996     1998     1997     1996
-------------------------------------------------------------------------------------------
Service cost                            $ 16.7   $ 15.0   $ 16.1    $ 2.3    $ 2.1   $ 2.2
Interest cost                             28.2     26.8     25.6      5.8      5.5     5.1
Expected return on plan assets           (30.1)   (28.6)   (27.7)       -        -       -
Amortization of prior service cost         1.6      2.1      2.1        -        -       -
Amortization of net transition asset      (2.9)    (2.9)    (2.9)       -        -       -
Recognized net actuarial (gain) loss       1.5      1.2      1.7     (1.3)    (1.7)   (1.5)
Special termination benefits              64.2      0.2        -     22.9        -       -
Settlement charge                         61.9        -        -        -        -       -
Curtailment charge (credit)                1.5        -        -     (4.1)       -       -
------------------------------------------------------------------------------------------
Net benefit expense                     $142.6   $ 13.8   $ 14.9    $25.6    $ 5.9   $ 5.8
----------------------------------------==================================================

As previously noted, the 1998 amounts in the table above include $146 million for special termination benefits, settlements and curtailments resulting from the early retirement program offered to employees in the fourth quarter 1998. Of that amount, $127 million was attributable to pension benefits and $19 million was attributable to other postretirement benefits. The $146 million charge was reported as a component of the $180 million cost reduction program expense.

The assumptions used for the U.S. defined benefit plans as of the end of the last three years were as follows:


                                             Pension Benefits          Other Benefits
                                          -----------------------  -----------------------
                                             1998   1997  1996        1998   1997  1996
                                          ------------------------------------------------
Discount rates                               6.75%  7.5%  8.0%        6.75%  7.5%  8.0%
Rates of increase in compensation levels     4.0    4.0   4.0         4.0    4.0   4.0
Rates of return on plan assets               9.5    9.5   9.5           -      -     -
------------------------------------------------------------------------------------------


The assumptions used for the foreign defined benefit pension plans as of the end of the last three years were as follows:

                                                                 1998                   1997                     1996
---------------------------------------------------------------------------------------------------------------------------
Discount rates                                                 5.0 - 6.5%             6.0 - 7.25%              6.5 - 9.0%
Rates of increase in compensation levels                       3.0 - 5.0              3.0 - 6.0                4.0 - 6.25
Rates of return on plan assets                                 5.5 - 7.25             6.0 - 8.75               6.5 - 9.75
----------------------------------------------------------------------------------------------------------------------------

The Company has assumed a health care cost trend rate of 6.5% for 1999, decreasing ratably to 5.0% in 2002 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 1998 service and interest costs and the accumulated postretirement benefit obligation at December 31, 1998:

                                                                                       One-Percentage-Point
(in millions)                                                                            Increase  Decrease
-------------------------------------------------------------------------------------------------------------
Effect on total of service and interest
  cost components                                                                         $ 1.2    $ (1.0)
Effect on postretirement benefit obligation                                                12.5     (11.2)
-------------------------------------------------------------------------------------------------------------

NOTE 6--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Nalco's ESOP gives most United States employees an additional opportunity to share in the ownership of the Company's stock. Preferred shares are allocated to eligible employees based on a percentage of prefix earnings.

Selected information about the ESOP is as follows:


(dollars in millions, shares in thousands)     1998    1997    1996
--------------------------------------------------------------------
Preferred stock dividends                     $ 14.7  $ 15.0  $ 15.3
Interest expense on ESOP debt                 $  7.8  $  8.7  $  9.4
ESOP benefit expense                          $    -  $  4.1  $  3.2
ESOP contribution payments                    $  4.2  $  5.5  $  5.1
Preferred shares at year end:
  Allocated                                    152.4   140.0   124.2
  Committed-to-be-released                      12.2    22.9    24.9
  Suspense                                     208.7   220.9   243.8
--------------------------------------------------------------------

No provision was recorded for ESOP benefit expense in 1998 because the expected debt service requirements of the ESOP will not require any contributions by the Company.

NOTE 7--STOCK OPTION AND PERFORMANCE PLANS

Nalco's Employee Stock Compensation Plan and its 1990 Stock Option Plan for key management employees authorized the granting of stock options for the purchase of up to 8,000,000 shares and 6,000,000 shares, respectively, of Nalco common stock. The Company's 1982 Stock Option Plan authorized the granting of either incentive stock options or non-qualified options for the purchase of up to 6,000,000 shares of Nalco's common stock. The option price under these plans cannot be less than the fair market value on the date of grant. Options granted since 1989 generally become exercisable ratably over the three years following the grant date, and will expire ten years after the date granted. Options granted prior to 1989 had a term of ten years, and were exercisable upon grant. Options may be exercised in whole or in part for cash, shares of common stock, or a combination thereof.

The 1990 Stock Option Plan for Non-Employee Directors authorizes the granting of stock options to outside directors for the purchase of up to 500,000 common shares. The option price under the plan cannot be less than the fair market value on the date of the grant. These options become exercisable upon grant, and expire ten years from the grant date.

Information regarding these stock option plans for 1998, 1997 and 1996 is as follows:

                                        1998                               1997                                 1996
                             ------------------------------ ------------------------------------  ----------------------------------
                                           Weighted-Average                     Weighted-Average                    Weighted-Average
                                Shares      Exercise Price        Shares         Exercise Price        Shares        Exercise Price
                             ------------  ----------------  -----------------  ----------------  ----------------   ---------------
At the beginning of
  the year                     7,577,371        $33.69           7,473,363           $32.77          6,657,723           $32.17

Granted                        3,513,900        $37.97           1,002,700           $36.48          1,595,200           $31.64

Exercised                       (494,300)       $29.23            (754,492)          $28.17           (500,460)          $20.54

Expired or cancelled            (687,900)       $38.13            (144,200)          $34.04           (279,100)          $34.04

At the end of the year         9,909,071        $35.13           7,577,371           $33.69          7,473,363           $32.77

Options exercisable at
  end of year                  6,637,813        $33.67           5,231,142           $33.34          4,574,896           $32.33

Weighted-average fair
  value of options
  granted during
  the year                         $7.94                             $9.02                               $6.53

The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                             Options Outstanding                         Options Exercisable
                            ----------------------------------------------------    ------------------------------
                                           Weighted-Average
    Range of                   Number         Remaining         Weighted-Average      Number      Weighted-Average
 Exercise Prices            Outstanding          Life            Exercise Price     Exercisable    Exercise Price
----------------            -----------    ----------------     ----------------    -----------    ---------------
$20.16 to $24.25               298,500         0.4 yrs.              $20.92             298,500         $20.92
$29.56 to $31.97             1,794,050         7.8                   $31.32           1,520,428         $31.25
$32.69 to $35.75             2,705,200         6.0                   $34.46           2,705,200         $34.46
$36.00 to $39.94             5,111,321         7.0                   $37.65           2,113,685         $36.20
                             ---------                                                ---------
$20.16 to $39.94             9,909,071         6.7                   $35.13           6,637,813         $33.67
                             =========                                                =========

The Company applies APB 25 and related Interpretations in accounting for the aforementioned stock plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans while compensation expense has been recognized for its compensatory plans. Had compensation cost for the Company's fixed stock option plans been determined based on the fair value based method, as defined in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(in millions, except per share data)                      1998    1997    1996
-------------------------------------------------------------------------------
Net earnings             As reported                     $37.9   $158.9  $154.5
                         Pro forma                        28.9    151.4   146.1
-------------------------------------------------------------------------------
Earnings per share
  Basic                  As reported                     $0.40   $ 2.21  $ 2.13
                         Pro forma                        0.26     2.10    2.00
  Diluted                As reported                      0.40     2.04    1.97
                         Pro forma                        0.26     1.94    1.86
-------------------------------------------------------------------------------

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: dividend yield of 2.5 percent, 2.8 percent and 3.2 percent; expected volatility of 16.2 percent, 20.0 percent and 20.7 percent; risk-free interest rate of 5.4 percent, 6.3 percent and 6.5 percent; and expected lives of 6.3, 6.3 and 6.6 years.

The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1995, some of which would have had income statement effects in 1996 and 1997 due to the three-year vesting period associated with the fixed stock option awards. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

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

Charges to earnings for compensatory stock related plans were not significant in 1998 and totaled $3 million in 1997 and $2 million in 1996.

NOTE 8--INCOME TAXES

The sources of earnings from continuing operations before income taxes were as follows:

(in millions)     1998    1997    1996
---------------  ------  ------  ------
Domestic          $14.3  $185.7  $168.6
Foreign            45.6    70.6    60.8
                  -----  ------  ------
Total             $59.9  $256.3  $229.4
                  =====  ======  ======

The components of income tax provisions (benefits) attributable to earnings from continuing operations are summarized as follows:

(in millions)     1998     1997    1996
---------------  -------  ------  ------
Current
  Federal        $ 18.1   $58.2   $50.9
  State             5.3    11.1    10.4
  Foreign          21.9    25.6    20.6
                 ------   -----   -----
                   45.3    94.9    81.9
                 ------   -----   -----
Deferred
  Federal         (18.6)   (3.8)   (3.0)
  State            (3.1)   (0.6)   (0.1)
  Foreign          (1.6)    2.4     4.7
                 ------   -----   -----
                  (23.3)   (2.0)    1.6
                 ------   -----   -----
Total            $ 22.0   $92.9   $83.5
                 ======   =====   =====

Current foreign taxes listed above include taxes withheld by foreign governments on distributions from subsidiaries and affiliates (principally dividends and service fees).

Nalco made income tax payments of $74 million, $103 million and $84 million during 1998, 1997 and 1996, respectively.

The effective income tax rate varies from the federal statutory rate because of the factors indicated below:

                                                                                    1998     1997      1996
                                                                                    -----  --------  --------
Statutory U.S. federal tax rate                                                     35.0%     35.0%     35.0%
State income taxes, net
  of federal tax benefit                                                             2.7       2.6       2.9
Other                                                                               (1.0)     (1.4)     (1.5)
                                                                                    -----   -------   -------
Effective tax rate                                                                  36.7%     36.2%     36.4%
                                                                                    =====    ======    ======

Details of the 1998 and 1997 deferred tax assets and liabilities are as follows:

(in millions)                                                                                 1998      1997
----------------------------------------------------------------------------------         -------   -------
Deferred tax assets:
  Postretirement benefits                                                                  $ (51.5)   $(42.5)
  Pension benefits                                                                           (20.4)     (3.6)
  Other                                                                                      (48.8)    (42.5)
                                                                                           -------   -------
  Total                                                                                     (120.7)    (88.6)
                                                                                           -------   -------

Deferred tax liabilities:
  Depreciation                                                                                60.6      57.9
  Leveraged lease investments                                                                 28.6      29.2
  Other                                                                                       29.5      26.5
                                                                                           -------   -------
  Total                                                                                      118.7     113.6
                                                                                           -------   -------
Net deferred tax (asset) liability                                                         $  (2.0)   $ 25.0
                                                                                           ========   =======
Included in:
  Prepaid expenses, taxes
     and other current assets                                                              $  (7.8)   $ (6.2)
  Miscellaneous other assets                                                                  (7.9)     (5.8)
  Income taxes                                                                                (1.9)     (0.2)
  Deferred income taxes                                                                       15.6      37.2
                                                                                           -------   -------
Net deferred tax (asset) liability                                                         $  (2.0)   $ 25.0
                                                                                           ========   =======

NOTE 9--EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net earnings (after deducting preferred stock dividends, net of income taxes) by the weighted-average number of common shares outstanding during the year. Diluted EPS is based upon the weighted-average number of common shares and dilutive potential common shares outstanding, plus the weighted average number of common shares resulting from the assumed conversion of the Series B ESOP Convertible Preferred Stock (preferred stock). Earnings for purposes of computing diluted EPS are reduced for additional ESOP debt service expense resulting from the assumed replacement of preferred stock dividends with common stock dividends, net of related tax benefits. At December 31, 1998, there were 373,195 shares of preferred stock outstanding which were convertible to approximately 7.5 million common shares. The preferred stock was not included in the computation of diluted EPS for 1998 since it would have resulted in an antidilutive effect.

The following table reconciles the numerators and denominators of the basic and diluted EPS computations for earnings from continuing operations:

(dollars in millions, shares in thousands)             1998      1997      1996
---------------------------------------------------------------------------------
Earnings from continuing operations                  $  37.9   $ 163.4   $ 145.9
Dividends on preferred stock, net of taxes             (11.5)    (11.5)    (11.3)
---------------------------------------------------------------------------------
Earnings from continuing operations available
  to common shareholders used in basic EPS              26.4     151.9     134.6
Assumed conversion of preferred stock                      -      11.5      11.3
Additional ESOP expense resulting from assumed
  conversion of preferred stock, net of taxes              -      (4.5)     (4.5)
Income tax adjustment on assumed common dividends          -      (1.0)     (0.9)
--------------------------------------------------------------------------------
Earnings from continuing operations available to
  common shareholders used in diluted EPS            $  26.4   $ 157.9   $ 140.5
-----------------------------------------------------============================

Average shares outstanding used in basic EPS          65,847    66,700    67,280
Effect of dilutive securities:
  Assumed conversion of preferred stock                    -     7,760     7,930
  Stock options and contingently
     issuable shares                                     421       805       319
---------------------------------------------------------------------------------

Average shares outstanding used in diluted EPS        66,268    75,265    75,529
-----------------------------------------------------============================

The following options to purchase shares of common stock were outstanding during each year, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price:

                                                       1998      1997      1996
---------------------------------------------------------------------------------
Number of options (thousands)                          5,357         -     3,139
Weighted-average exercise price                       $37.56     $   -    $35.52
---------------------------------------------------------------------------------

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

As a result of EITF 97-13, the Company recorded a noncash pretax charge of $7 million ($4.5 million after tax, or 6 cents per share on a diluted basis) in 1997, which was comprised of unamortized capitalized business process reengineering costs.

NOTE 11--ACQUISITIONS

The Company acquired seventeen businesses in 1998, eight businesses in 1997 and two businesses in 1996 that operate in Nalco's core markets of water treatment and process chemicals. Each of the acquisitions was accounted for as a purchase and, accordingly, the operating results of each acquired business was included in the consolidated financial results of the Company from its respective acquisition date. In addition, during 1998 the Company increased its investments in Taiwan Nalco Chemical Co. Ltd. from 79 percent to 82 percent and Nalco Chemical India, Ltd. from 65 percent to 80 percent. During 1997 the Company increased its investment in Taiwan Nalco Chemical Co. from 55 percent to 79 percent. The combined purchase price of these acquisitions, net of cash acquired, was approximately $149 million in 1998, $80 million in 1997 and $83 million in 1996. On a preliminary basis, the purchase price exceeded the fair value of the net tangible assets of those businesses which were acquired during 1998 by about $132 million which was allocated to goodwill and other intangible assets. The Company does not anticipate that the final purchase allocations will differ significantly from the preliminary purchase price allocations recorded. The purchase price exceeded the fair value of the net tangible assets which were acquired during 1997 and 1996 by $70 million and $75 million, respectively.

Effective January 1998, the Company merged its South African affiliate company with the water treatment interests of Chemical Services Limited, South Africa's largest specialty chemicals company, to form Nalco-Chemserve. In connection with the merger, Nalco obtained a controlling interest in Nalco-Chemserve and, accordingly, has consolidated the results of Nalco-Chemserve from January 1, 1998.

The pro forma impact as if these acquisitions had occurred at the beginning of the respective years is not significant.

NOTE 12--INVESTMENT IN AND ADVANCES TO PARTNERSHIP

The Company's investment in partnership consists of its 60 percent interest in Nalco/Exxon, a joint venture partnership which was formed in 1994.

The Company's investment in Nalco/Exxon of $125 million at December 31, 1998 included $45 million in demand notes payable to Nalco/Exxon. There were $35 million of demand notes payable to Nalco/Exxon at December 31, 1997.

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

The following table summarizes the Company's equity in earnings of Nalco/Exxon and distributions from the partnership for the years 1998, 1997 and 1996:

(in millions)                               1998     1997     1996
-----------------------------------------  -------  -------  -------
Nalco/Exxon:
  Net sales                                $487.8   $455.6   $436.6
  Earnings before income taxes               42.7     51.1     42.4
  Net income                                 34.6     42.6     35.7
Nalco's equity interest                        60%      60%      60%
                                           ------   ------   ------
Nalco's equity in net income                 20.8     25.6     21.4
Amortization and income preference, net       1.8      2.6      3.1
                                           ------   ------   ------
Equity in earnings of partnership          $ 22.6   $ 28.2   $ 24.5
                                           ======   ======   ======
Distributions received from partnership    $ 10.2   $  9.2   $  8.4
                                           ======   ======   ======

In the fourth quarter 1998, Nalco/Exxon began implementing a cost reduction program which included provisions for employee terminations and impaired assets. The Company's equity portion of Nalco/Exxon's cost reduction program was over $2 million.

The Company's investment in Nalco/Exxon at December 31, 1998 included $7 million for the net excess of the Company's investment over its equity in the joint venture's net assets which is being amortized to equity earnings over the life of the related assets. In addition, the Company received a 2 percent, 4 percent and 6 percent earnings preference in 1998, 1997 and 1996, respectively, which has been included in equity earnings.

Condensed balance sheet information for the Nalco/Exxon joint venture at December 31, 1998 and 1997 was as follows:

(in millions)              1998    1997
------------------------  ------  ------
Current assets            $154.9  $164.7
Noncurrent assets          223.3   203.8
Current liabilities         83.2    89.9
Noncurrent liabilities      31.5    33.7
------------------------  ------  ------

The Company has an agreement with Nalco/Exxon to provide certain administrative services to the partnership. Fees earned by the Company in 1998, 1997 and 1996 were $14 million, $14 million and $15 million, respectively.

In the normal course of business, the Company supplies Nalco/Exxon with certain products, and purchases certain products from Nalco/Exxon. These transactions are generally at cost and were not significant in 1998, 1997 or 1996.

NOTE 13--PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method. The estimated useful lives of the major classes of depreciable assets are as follows: buildings 15 to 40 years; equipment 3 to 15 years.

Property, plant and equipment consists of the following:

(in millions)                          1998       1997
-----------------------------------  ---------  ---------
Land                                 $   35.5   $   34.8
Buildings                               208.7      199.4
Equipment                               980.9      901.0
                                     --------   --------
                                      1,225.1    1,135.2
Allowances for depreciation            (707.8)    (642.7)
                                     --------   --------
Net property, plant and equipment    $  517.3   $  492.5
                                     ========   ========

NOTE 14--SHORT-TERM DEBT

Short-term debt consists of the following:

(in millions)                            1998    1997
--------------------------------------  ------  ------
Notes payable                            $10.8   $18.9
Current maturities of long-term debt       5.0     3.2
Commercial paper borrowings               60.0       -
                                         -----   -----
Total                                    $75.8   $22.1
                                         =====   =====

The weighted-average interest rate on short-term debt was 5.8 percent and 9.1 percent at December 31, 1998 and 1997, respectively.

For general purposes and to support the ESOP loans and the issuance of commercial paper, Nalco has a $350 million Revolving Credit Agreement with eleven banks. This agreement is structured as a four-year revolving credit. Borrowings under the agreement are at rates which, at Nalco's option, vary with the prime rate, CD rate, LIBOR or money market rates. The credit line carries a facility fee of .08 percent. The credit arrangements were unused at December 31, 1998.

NOTE 15--LONG-TERM DEBT

Long-term debt consists of the following:

(in millions)                   1998     1997
----------------------------------------------
ESOP loans                     $140.5   $151.1
Commercial paper borrowings     148.0    143.0
Unsecured notes, due 2008       149.5        -
Other                            63.2     44.4
                               ------   ------
                                501.2    338.5
Less current portion             (5.0)    (3.2)
                               ------   ------
Total                          $496.2   $335.3
                               ======   ======

In 1989, the ESOP borrowed $200 million to purchase preferred stock from the Company. Nalco borrowed $66 million which was subsequently loaned to the ESOP, and guaranteed the balance of $134 million. Borrowings related to the ESOP are reflected as long-term debt with a corresponding reduction of shareholders' equity (unearned ESOP compensation). The ESOP is repaying the loans and interest over a projected 20-year period ending December 31, 2008 using Company contributions and dividends from preferred stock. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation are being reduced. At December 31, 1998, $88 million of the ESOP borrowings are variable rate notes which are presently remarketed on a monthly basis with a final maturity on December 31, 2008. Any notes which cannot be successfully remarketed will be purchased by the Company or one of its subsidiaries. The Company entered into an interest rate swap agreement which effectively converted the $88 million of variable rate notes into fixed-rate debt of 7.3 percent. The notional value of the swap agreement decreased to $43 million in 1998 with final maturity in 1999. The remaining borrowings are comprised of a $38 million variable rate loan which matures in 2008 and a $15 million loan with a fixed rate of 8.1 percent and a final maturity in the year 2000. The weighted-average interest rate of all ESOP loans was 6.1 percent at December 31, 1998.

Commercial paper borrowings of $148 million and $143 million at December 31, 1998 and 1997, respectively, were classified as long-term based on the Company's intent to refinance these borrowings on a long-term basis. Interest rates on the commercial paper outstanding at December 31, 1998 ranged from 4.8 percent to 5.2 percent with a weighted-average rate of 5.0 percent.

In May 1998, the Company issued $150 million of 6.25% unsecured notes under a shelf registration statement filed with the Securities and Exchange Commission in April 1998. The notes mature in May 2008. Notes up to $250 million remain available under the shelf registration statement.

The $63 million in other long-term debt includes $36 million owed by a foreign subsidiary at a variable interest rate (an effective rate of 5.1% at December 31, 1998). The remaining $27 million was borrowed by various foreign subsidiaries at interest rates ranging from 3.6 percent to 21.2 percent with a weighted-average rate of 8.5 percent.

Interest paid by Nalco was $25 million, $14 million and $14 million in 1998, 1997 and 1996, respectively.

The following table presents the projected annual maturities of long-term debt for the next five years after 1998:

(in millions)
-----------------------
1999              $ 5.0
2000               10.4
2001                 -
2002                 -
2003                 -
-----------------------

The amounts above include approximately $15 million in maturities related to the ESOP loans.

NOTE 16--SHAREHOLDERS' EQUITY

Information on preferred and common shares is summarized in the following table:

(dollars in millions, except per share amounts)    1998   1997
--------------------------------------------------------------
Preferred stock, par value $1.00 per share;
  authorized 2,000,000 shares;
     Series B ESOP Convertible
       Preferred Stock--outstanding;
       373,195 shares-1998 and 383,774
       shares-1997                                 $ 0.4  $ 0.4
     Series C Junior Participating
       Preferred Stock--none issued
Common stock, par value $.1875 per share;
  authorized 200,000,000 shares;
     issued 80,287,568 shares                       15.1   15.1
---------------------------------------------------------------

There were 14,758,440 shares and 14,251,003 shares held in treasury at December 31, 1998 and 1997, respectively.

In 1996, Nalco's Board of Directors authorized the repurchase of up to 3 million shares of the Company's common stock. During 1998, the repurchase of those shares was completed and the Board of Directors authorized the repurchase of an additional 3 million shares.

The Company issued 415,800 shares of preferred stock to the ESOP in 1989 for $481.00 per share, the preference price upon liquidation. This preferred stock ranks senior to Series C Junior Participating Preferred Stock and common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of Nalco. Dividends on each share of preferred stock are cumulative and will be paid quarterly at the rate of 8 percent or $38.48 per annum. Full conversion of preferred shares occurs upon a holder's retirement or separation of service from the Company, and effective in 1999 participants in the ESOP may partially convert their stock upon reaching age 55. The conversion ratio and number of votes per share of preferred stock are subject to adjustment under certain conditions. The preferred stock entitles a participant to 20 votes per share, voting together with the holders of common stock, and initially was convertible into 20 shares of common stock. The shares of preferred stock are redeemable by Nalco at $481.00 per share, and may be required to be redeemed by Nalco under certain circumstances. During 1998, 10,579 preferred shares were converted to 213,484 common shares of Nalco stock. During 1997 and 1996, 9,077 and 6,572 preferred shares were converted to 182,417 and 132,179 common shares, respectively. Approximately 8,000,000 common shares have been reserved for the conversion of preferred stock.

In 1996, the Board of Directors approved a Shareholder Rights Plan and declared a dividend distribution of one Preferred Share Purchase Right (Right) for each outstanding share of common stock. The Rights are not exercisable or transferable apart from the common stock until a person or group has acquired, or makes a tender offer for 15 percent or more of the common stock. If Nalco is acquired in a merger or other business combination transaction or 50 percent or more of Nalco's assets or earning power are sold, each Right other than that held by the acquiring party will entitle the holder to receive, upon exercise at a price of $125, subject to adjustment, common stock of either Nalco or the acquiring company having a value equal to two times that price. The Rights are redeemable at $.01 each at any time before a 15 percent or greater position has been acquired, and expire on August 31, 2006. In connection with the distribution of the 1996 Rights, the Company's Series A Junior Participating Preferred Stock was cancelled and its Series C Junior Participating Preferred Stock was authorized.

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

Interest Rate Risk Management

  Interest rate swap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. The Company was a counterparty to one interest rate swap with a notional value of $43 million at December 31, 1998, and $51 million at December 31, 1997. This swap fixes interest payments on a corresponding amount of floating rate ESOP notes at 7.3 percent until February 1999. The average interest rate received on this interest rate swap was 4.6 percent in both 1998 and 1997.

Foreign Exchange Risk Management

  The Company enters into various types of foreign exchange contracts in managing its intercompany foreign exchange risk, including currency swaps, forward exchange contracts and option contracts.

  The Company's currency swap agreements were designed to hedge foreign currency intercompany loans that have maturities up to seven years. Gains and losses related to these swaps are offset with gains and losses on the underlying foreign currency loans. Forward exchange and option contracts are used to hedge various intercompany transactions with foreign subsidiaries and selected net asset exposures. These contracts usually have maturities of six months, but occasionally may have maturities of up to eighteen months.

  The Company had foreign exchange contracts with notional values of $51 million and $64 million at December 31, 1998 and 1997, respectively.

  Deferred realized and unrealized gains and losses from firm foreign currency commitments, based on dealer-quoted prices, are included in the statements of consolidated financial condition as either miscellaneous other assets or accounts payable. They are recognized in earnings as part of the underlying transaction when it is recognized. There was no net deferred realized and unrealized gain or loss at December 31, 1998 or December 31, 1997.

NOTE 18--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997:

                                      1998               1997
                                 ---------------------------------
                                Carrying   Fair   Carrying   Fair
(in millions)                    Amount   Value    Amount   Value
------------------------------------------------------------------
Nonderivatives:
  Cash and cash equivalents       $ 31.2  $ 31.2    $ 49.7  $ 49.7
  Short-term debt                   75.8    75.8      22.1    22.1
  Long-term debt                   496.2   502.8     335.3   336.0
Derivatives:
  Miscellaneous other assets         3.8     1.6       7.0     4.6
------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair values of financial instruments:

  Cash and cash equivalents - The carrying amount approximates fair value because of the short-term maturities of such instruments.

  Short-term debt - The carrying amount approximates fair value because of the short-term maturities of such instruments.

  Long-term debt - The carrying amount of term borrowings at variable interest rates approximates fair value. The fair value of the Company's fixed-rate ESOP borrowings was estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements. The fair value of the Company's 6.25% fixed-rate notes was based on the quoted market price.

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

These agencies have also identified many other parties who may be responsible for clean-up costs at the waste disposal sites. Nalco's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on Nalco up to the present, nor is it anticipated that there will be in the future, as a result of these matters. Nalco has made and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. As of December 31, 1998, the Company had undiscounted reserves of approximately $1 million for the maximum amount of known environmental clean-up costs. The Company's 1998 expenditures relating to environmental compliance and clean-up activities were not significant. These environmental reserves represent management's current estimate of its proportional clean-up costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to clean-up activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position.

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

Quarterly Summary (Unaudited)

                                              1998                                          1997
                                 ------------------------------------------  --------------------------------------
(dollar amounts in millions,       First     Second     Third     Fourth      First   Second     Third     Fourth
except per share figures)         Quarter    Quarter   Quarter    Quarter    Quarter  Quarter   Quarter    Quarter
-------------------------------------------------------------------------------------------------------------------
Sales                            $   367.1  $   403.0  $ 408.4  $   395.0    $ 334.6  $ 354.4  $   371.0  $  373.7
Gross earnings                       202.2      221.8    221.7      213.7      189.8    201.8      206.0     206.5
Earnings (loss) before
  accounting change                   38.0       42.0     40.7      (82.8)*     35.8     40.1       44.2      43.3
Cumulative effect of
  accounting change                      -          -        -          -          -        -          -      (4.5)
Net earnings (loss)                   38.0       42.0     40.7      (82.8)*     35.8     40.1       44.2      38.8
Per common share
  Earnings (loss) - basis
     Before accounting change          .53        .59      .58      (1.31)       .49      .56        .62       .61
     Accounting change                   -          -        -          -          -        -          -      (.07)
     Net earnings (loss)               .53        .59      .58      (1.31)       .49      .56        .62       .54
  Earnings (loss) - diluted
     Before accounting change          .49        .55      .54      (1.31)       .46      .51        .57       .56
     Accounting change                   -          -        -          -          -        -          -      (.06)
     Net earnings (loss)               .49        .55      .54      (1.31)       .46      .51        .57       .50
  Dividends                            .25        .25      .25        .25        .25      .25        .25       .25
  Market price
     High                         40 15/16   40 15/16   36 3/8     34 3/8     38 7/8       40   41 13/16   42 7/16
     Low                            36 3/4     34 1/8   27 3/8   27 11/16     35 1/8   34 1/4    38 5/16    37 1/2
------------------------------------------------------------------------------------------------------------------

* Includes after tax charges of $116.9 million for cost reduction program expenses recognized by the Company and Nalco/Exxon.


----------------------------------------------------------------
Eleven Year Summary
(dollar amounts in millions,
except per share figures)        1998           1997        1996
----------------------------------------------------------------
Net Sales                    $1,573.5       $1,433.7    $1,303.5
Operating costs and
 expenses
  Cost of products sold         714.1          629.6       568.6
  Selling, administrative
   and research expenses        618.0          561.4       518.2
  Formation and
   consolidation                    -              -           -
  Cost reduction program        180.0              -           -
----------------------------------------------------------------
Total operating costs and
 expenses                     1,512.1        1,191.0     1,086.8
----------------------------------------------------------------
Operating Earnings               61.4          242.7       216.7
Interest and other income         2.4            0.7         2.6
Interest expense                (26.5)         (15.3)      (14.4)
Equity in earnings of            22.6           28.2        24.5
 partnership
----------------------------------------------------------------
Earnings from Continuing
  Operations Before
  Income Taxes                   59.9          256.3       229.4
Income taxes                     22.0           92.9        83.5
----------------------------------------------------------------
Earnings from Continuing
 Operations                      37.9          163.4       145.9
Earnings from discontinued
 operations                         -              -         8.6
----------------------------------------------------------------
Earnings Before
 Extraordinary Loss and
  Effect of Accounting
   Changes                       37.9          163.4       154.5
Extraordinary loss from
 retirement of
  debt, net of taxes                -              -           -
Cumulative effect of
 change in accounting
  for postretirement
   benefits other than
  pensions, net of taxes            -              -           -
Cumulative effect of
 change in accounting
  for business process
   reengineering costs,
  net of taxes                      -           (4.5)          -
----------------------------------------------------------------
Net Earnings                   $ 37.9       $  158.9    $  154.5
---------------------------======================================
Per Share of Common Stock
Earnings from continuing
 operations--diluted              .40       $   2.10    $   1.86
Discontinued operations             -              -         .11
Extraordinary item                  -              -           -
Accounting change                   -           (.06)          -
Net earnings                      .40           2.04        1.97
Cash dividends paid              1.00           1.00        1.00
----------------------------------------------------------------
Financial Ratios
Earnings as a percent to
 sales*                           2.4%          11.4%       11.2%
Earnings as a percent to
 shareholders' equity*            5.8           24.7        23.5
Effective income tax rate*       36.7           36.2        36.4
Common stock dividends
 paid as a percent to
 earnings*                      173.9           40.9        46.1
Research and development
 expenses as a percent to
 sales*                           2.8            3.0         3.2
Current ratio                1.4 to 1       1.6 to 1    1.3 to 1
----------------------------------------------------------------
Financial Position Data
Working capital              $  126.3       $  153.4    $   95.5
Total assets                  1,650.7        1,440.9     1,394.5
Property, plant and
 equipment (cost)             1,225.1        1,135.2     1,169.4
Long-term debt                  496.2          335.3       252.6
Deferred income taxes            15.6           37.2        42.9
Shareholders' equity            585.9          652.7       654.5
----------------------------------------------------------------
Other Data
Working capital provided
 from operations              $ 190.9       $  254.1    $  237.2
Capital investments             115.3          101.4        92.5
Depreciation and
 amortization*                  100.6          103.2        94.9
Dividends on common stock        65.9           66.7        67.3
Cost of common stock
 repurchased                     43.4           75.7        26.3
Wages, salaries,
 commissions and benefits       488.0          450.6       427.9
Common shares outstanding
 at year end (thousands)       65,529         66,037      67,024
Market price per share of
 common stock at year end    $  31.00       $ 39.563    $ 36.125
Number of common
 shareholders of record         4,767          5,047       5,349
Number of employees at
 year end                       7,030          6,905       6,502
----------------------------------------------------------------

NOTE: Shares outstanding and per share amounts have been restated to reflect the two-for-one stock split in 1991.

NOTE: Certain assets have been reclassified for the years 1992 to 1995 to conform to the current year presentation.

* Based on earnings from continuing operations before extraordinary loss and effect of accounting changes.

---------------------------------------------------------------------------------------

    1995         1994       1993       1992       1991       1990       1989       1988
---------------------------------------------------------------------------------------
$1,214.5     $1,246.8   $1,291.6   $1,286.9   $1,164.4   $1,013.1    $ 899.1    $ 843.0

   531.3        543.7      555.0      557.4      513.1      449.8      406.2      388.4
   477.7        498.8      512.8      498.5      449.9      382.1      335.6      318.8
       -         68.2          -          -          -          -          -          -
       -            -          -          -          -          -          -          -
---------------------------------------------------------------------------------------
 1,009.0      1,110.7    1,067.8    1,055.9      963.0      831.9      741.8      707.2
---------------------------------------------------------------------------------------
   205.5        136.1      223.8      231.0      201.4      181.2      157.3      135.8
     7.2         16.6       14.4       18.3       18.9       19.9       27.0       20.6
   (16.2)       (21.8)     (27.5)     (40.3)     (27.1)     (11.5)      (9.7)      (9.5)
    16.9          6.9          -          -          -          -          -          -
---------------------------------------------------------------------------------------

   213.4        137.8      210.7      209.0      193.2      189.6      174.6      146.9
    77.7         64.6       81.9       81.8       74.2       72.9       66.3       53.1
---------------------------------------------------------------------------------------
   135.7         73.2      128.8      127.2      119.0      116.7      108.3       93.8
    18.0         23.9       23.9       17.8       18.8       14.4       11.6       12.2
---------------------------------------------------------------------------------------

   153.7         97.1      152.7      145.0      137.8      131.1      119.9      106.0

       -            -      (10.6)         -          -          -          -          -


       -            -      (56.5)         -          -          -          -          -
       -            -          -          -          -          -          -          -
---------------------------------------------------------------------------------------
$  153.7     $   97.1   $   85.6   $  145.0   $  137.8   $  131.1    $ 119.9    $ 106.0
=======================================================================================
$   1.71     $    .88   $   1.57   $   1.57   $   1.47   $   1.42    $  1.32    $  1.20
     .24          .31        .31        .22        .24        .18        .14        .15
       -            -       (.14)         -          -          -          -          -
       -            -       (.72)         -          -          -          -          -
    1.95         1.19       1.02       1.79       1.71       1.60       1.46       1.35
     .99         .945       .885        .84        .83       .755        .68       .645
---------------------------------------------------------------------------------------

    11.2%         5.9%      10.0%       9.9%      10.2%      11.5%      12.0%      11.1%
    24.1         13.2       24.2       22.6       24.4       26.6       23.5       20.1
    36.4         46.8       38.9       39.1       38.4       38.4       38.0       36.1
    49.2         88.4       47.4       46.2       48.6       45.3       47.1       53.8
     3.3          3.7        3.8        3.7        3.9        4.0        3.9        3.8
1.0 to 1     1.3 to 1   2.0 to 1   2.5 to 1   2.0 to 1   2.3 to 1   2.3 to 1   2.1 to 1
---------------------------------------------------------------------------------------

$   14.2     $   87.8   $  185.4   $  314.3   $  256.3   $  229.7    $ 218.5    $ 174.4
 1,360.5      1,269.2    1,202.3    1,338.2    1,324.4    1,037.0      938.5      838.9
 1,101.6      1,067.1    1,129.9    1,044.2      957.8      840.3      720.1      648.7
   221.5        245.3      252.1      413.8      394.1      282.2      214.0      100.8
    53.3         56.8       58.1      107.3       90.8       77.8       62.7       53.7
   580.3        544.2      550.6      576.3      528.7      455.6      443.7      477.5
---------------------------------------------------------------------------------------

$  219.2     $  250.1   $  245.6   $  226.7   $  218.5   $  192.4    $ 159.1    $ 148.4
   126.7        125.6      117.8      131.0      136.8      114.9       86.4       61.6
    84.8         84.8       82.2       75.4       62.1       45.5       37.8       40.4
    66.9         64.7       61.1       58.8       57.8       52.9       51.0       50.5
    42.4         61.3       58.5       14.3          -       80.5      111.7       21.5
   387.4        411.1      413.6      403.7      376.6      326.0      282.5      263.8
  67,124       67,900     68,905     70,021     69,828     69,292     72,199     77,129
$ 30.125     $  33.50   $  37.50   $ 34.625   $ 41.625   $  28.25    $ 24.75    $17.625
   5,669        6,005      6,111      6,129      5,543      5,099      5,224      5,477
   6,081        5,935      6,802      6,714      6,832      5,862      5,489      5,381
---------------------------------------------------------------------------------------

CORPORATE OFFICERS

E. J. Mooney (57)
Chairman and Chief Executive Officer
30 years of service

W. Steven Weeber (56)
Vice Chairman and
Executive Vice President,
Operations Staff
32 years of service

Stephen D. Newlin (46)
President
23 years of service

George M. Brannon(47)
Group Vice President and
President, Industrial Division
23 years of service

J. Terry Burns (51)
Group Vice President
and President,
Pulp and Paper Division
22 years of service

Gilberto Pinzon (58)
Group Vice President
and President,
Nalco Latin America
29 years of service

William J. Roe (45)
Group Vice President
and President, Process
and Pacific Divisions
20 years of service

Ronald J. Allain (58)
Senior Vice President,
Research and Development
28 years of service

John D. Berthoud (55)
Senior Vice President,
Sales and Marketing
28 years of service

David R. Bertran (55)
Senior Vice President,
Manufacturing and Logistics
15 years of service

William E. Buchholz (56)
Senior Vice President and
Chief Financial Officer
6 years of service

James F. Lambe (53)
Senior Vice President,
Human Resources
30 years of service

Michael E. Kahler (41)
Vice President and
President, Specialty Division
19 years of service

William E. Parry (48)
Vice President and
General Counsel
4 years of service

Anthony J. Sadowski (60)
Vice President,
Environmental
Health and Safety
32 years of service

Robert L. Ratliff (50)
Controller
23 years of service

William G. Marshall (52)
Treasurer
18 years of service

Suzzanne J. Gioimo (55)
Corporate Secretary and
President of The Nalco Foundation
29 years of service

Elizabeth R. Ewing (39)
Assistant Treasurer
3 years of service

Michael K. Mrozak (43)
Assistant Controller,
Financial Reporting
14 years of service

Lee J. Plankis (52)
Assistant Controller,
Planning and Analysis
17 years of service

                    NALCO CHEMICAL COMPANY AND SUBSIDIARIES

                          APPENDIX TO 1998 FORM 10-K

                           GRAPHS AND IMAGE MATERIAL

                      1998 ANNUAL REPORT TO SHAREHOLDERS

The following is a list and narrative description of graphs included in those portions of the 1998 Annual Report to Shareholders expressly incorporated herein by reference.

In the portion of the Annual Report to Shareholders titled "Management's Discussion and Analysis" the following graphs appear:

GRAPH                                       1995      1996      1997      1998
------------------------------------------------------------------------------

Sales*
   (millions of dollars)                   1,215     1,304     1,434     1,574

*  Based on continuing operations.

Earnings Before Income Taxes*
   (millions of dollars)                     213       229       256       242

* Based on continuing operations, excluding pretax charges of $182.4 million for cost reduction programs at Nalco and Nalco/Exxon in 1998.

Market Value of Nalco
   Common Share at
   Year-End Closing Price
   (in dollars)                            30 1/8    36 1/8    39 9/16      31

Shareholders' Equity
   (millions of dollars)                     580       655       653       586

Return on Shareholders'
   Equity* (percent)                        24.1      23.5      24.7      22.7

* Based on continuing operations, excluding net charges for cost reduction programs at Nalco and Nalco/Exxon in 1998 and effect of change in accounting principle in 1997.

Cash Provided by
   Operating Activities
   (millions of dollars)                     213       229       214       129

Dividends Per Common Share
   (in dollars)                              .99      1.00      1.00      1.00

Capital Additions
   (millions of dollars)                     127        93       101       115

Depreciation
   (millions of dollars)                      85        92        93        87