Form 10-K405/A, Exhibit 13
period 1998-12-31
NALCO CHEMICAL CO
filed 1999-04-01
CIK 69598

                                                                    EXHIBIT (13)


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

-------------------------------------------------------------------------
Statements of Consolidated Earnings

                                                       Years Ended December 31
                                                   ------------------------------
(in millions, except per share figures)              1998       1997       1996
---------------------------------------------------------------------------------
Net Sales                                          $1,573.5   $1,433.7   $1,303.5
Operating costs and expenses
   Cost of products sold                              714.1      629.6      568.6
   Selling, administrative and research expenses      618.0      561.4      518.2
   Cost reduction program                             180.0          -          -
                                                   --------   --------   --------
                                                    1,512.1    1,191.0    1,086.8
                                                   --------   --------   --------
Operating Earnings                                     61.4      242.7      216.7
Interest and other income                               2.4        0.7        2.6
Interest expense                                      (26.5)     (15.3)     (14.4)
Equity in earnings of partnership                      22.6       28.2       24.5
                                                   --------   --------   --------
Earnings from Continuing Operations
   Before Income Taxes                                 59.9      256.3      229.4
Income taxes                                           22.0       92.9       83.5
                                                   --------   --------   --------
Earnings from Continuing Operations                    37.9      163.4      145.9
Earnings from discontinued operations,
   net of taxes                                           -          -        8.6
                                                   --------   --------   --------
Earnings Before Effect of Accounting Change            37.9      163.4      154.5
Cumulative effect of change in accounting for
   business process reengineering costs,
   net of taxes                                           -       (4.5)         -
                                                   --------   --------   --------
Net Earnings                                       $   37.9   $  158.9   $  154.5
                                                   ========   ========   ========

Earnings Per Common Share--Basic
   Earnings from continuing operations             $    .40   $   2.28   $   2.00
   Discontinued operations, net of taxes                  -          -        .13
   Cumulative effect of change in accounting for
      business process reengineering costs,
      net of taxes                                        -       (.07)         -
                                                   --------   --------   --------
   Net earnings                                    $    .40   $   2.21   $   2.13
                                                   ========   ========   ========
Earnings Per Common Share--Diluted
   Earnings from continuing operations             $    .40   $   2.10   $   1.86
   Discontinued operations, net of taxes                  -          -        .11
   Cumulative effect of change in accounting for
      business process reengineering costs,
      net of taxes                                        -       (.06)         -
                                                   --------   --------   --------
   Net earnings                                    $    .40   $   2.04   $   1.97
                                                   ========   ========   ========

Average Shares Outstanding (in thousands)
   Basic                                             65,847     66,700     67,280
                                                   ========   ========   ========

   Diluted                                           66,268     75,265     75,529
                                                   ========   ========   ========

The notes to consolidated financial statements on pages 27 through 39 are an integral part of these statements.

-------------------------------------------------------------------------------
Statements of Consolidated Financial Condition

                                                                December 31
                                                            -------------------
(in millions, except per share figures)                       1998       1997
-------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                   $   31.2   $   49.7
Receivables, less allowances
   of $6.1 in 1998 and $4.2 in 1997                            276.7      241.6
Inventories
   Finished products                                            97.4       68.2
   Materials and work in process                                24.4       26.3
                                                            --------   --------
                                                               121.8       94.5
Prepaid expenses, taxes and other current assets                47.9       23.2
                                                            --------   --------
Total Current Assets                                           477.6      409.0
Other Assets
Investment in and advances to partnership                      124.5      122.9
Goodwill, less accumulated amortization
   of $40.5 in 1998 and $29.5 in 1997                          376.3      249.4
Miscellaneous                                                  155.0      167.1
                                                            --------   --------
Total Other Assets                                             655.8      539.4
Net Property, Plant and Equipment                              517.3      492.5
                                                            --------   --------
Total Assets                                                $1,650.7   $1,440.9
                                                            ========   ========


Liabilities and Shareholders' Equity
Current Liabilities
Short-term debt                                             $   75.8   $   22.1
Accounts payable                                               124.9      108.1
Accrued compensation                                            34.0       33.9
Other accrued expenses                                          90.2       57.5
Income taxes                                                    26.4       34.0
                                                            --------   --------
Total Current Liabilities                                      351.3      255.6
Long-Term Debt                                                 496.2      335.3
Deferred Income Taxes                                           15.6       37.2
Accrued Pension Benefits                                        63.2       40.8
Accrued Postretirement Benefits                                123.0      100.7
Other Liabilities                                               15.5       18.6
Commitments and Contingent Liabilities                             -          -

Shareholders' Equity
Preferred stock--par value $1.00 per share                       0.4        0.4
   Capital in excess of par value of shares                    179.1      184.1
   Unearned ESOP compensation                                 (140.5)    (151.1)
                                                            --------   --------
                                                                39.0       33.4
Common stock--par value $.1875 per share;
   80.3 shares issued                                           15.1       15.1
   Capital in excess of par value of shares                     48.0       40.8
Common stock reacquired--at cost                              (449.7)    (420.4)
Retained earnings                                            1,033.2    1,072.7
Accumulated other comprehensive income                         (99.7)     (88.9)
                                                            --------   --------
Total Shareholders' Equity                                     585.9      652.7
                                                            --------   --------
Total Liabilities and Shareholders' Equity                  $1,650.7   $1,440.9
                                                            ========   ========

The notes to consolidated financial statements on pages 27 through 39 are an integral part of these statements.

----------------------------------------------------------------------------

Statements of Consolidated Cash Flows
                                                        Years Ended December 31
                                                   ---------------------------------
(in millions)                                             1998      1997      1996
------------------------------------------------------------------------------------
Cash Provided by (Used for) Operating Activities
Net earnings                                            $  37.9    $ 158.9   $ 154.5
Adjustments to reconcile net earnings to
   cash provided by operating activities
      Cost reduction program, net of cash payments         75.9          -         -
      Cumulative effect of change in accounting for
         business process reengineering costs                 -        4.5         -
      Depreciation and amortization                       100.6      103.2      98.3
      Equity in earnings of partnership,
         net of distributions                             (12.4)     (17.4)    (14.0)
      Noncurrent deferred income taxes                    (21.3)      (5.0)     (9.0)
      Other--net                                           12.9       11.2       9.1
      Changes in current assets and liabilities
         Receivables                                      (14.7)     (25.2)      6.4
         Inventories                                      (15.5)     (12.1)     (0.1)
         Accounts payable                                  (0.1)       0.7     (15.9)
         Other                                            (34.1)      (5.1)     (0.4)
                                                        -------    -------   -------
Net Cash Provided by Operating Activities                 129.2      213.7     228.9
                                                        -------    -------   -------
Cash Provided by (Used for) Investing Activities
Additions to property, plant and equipment               (115.3)    (101.4)    (92.5)
Business purchases                                       (148.8)     (79.6)    (83.4)
(Investments in) advances from partnership                  7.9       19.1      18.0
Proceeds from sale of business                              1.1          -      41.2
Other investing activities                                  5.1       (4.9)      7.2
                                                        -------    -------   -------
Net Cash (Used for)
   Investing Activities                                  (250.0)    (166.8)   (109.5)
                                                        -------    -------   -------
Cash Provided by (Used for) Financing Activities
Cash dividends, net of taxes                              (77.4)     (78.2)    (78.7)
Proceeds from long-term debt                              166.1      102.8      59.2
Payments of long-term debt                                 (1.2)      (4.2)    (12.1)
Increase (decrease) in short-term debt                     48.8       (3.8)    (69.5)
Common stock reacquired                                   (43.4)     (75.7)    (26.3)
Other financing transactions                                8.7       27.3       9.9
                                                        -------    -------   -------
Net Cash Provided by (Used for) Financing Activities      101.6      (31.8)   (117.5)
Effect of foreign exchange rate changes
   on cash and cash equivalents                             0.7       (4.2)     (1.2)
                                                        -------    -------   -------
Increase (decrease) in cash
   and cash equivalents                                   (18.5)      10.9       0.7
Cash and cash equivalents at the
   beginning of the year                                   49.7       38.8      38.1
                                                        -------    -------   -------
Cash and Cash Equivalents
   at the End of the Year                               $  31.2    $  49.7   $  38.8
                                                        =======    =======   =======

The notes to consolidated financial statements on pages 27 through 39 are an integral part of these statements.

-------------------------------------------------------------------------------
Statements of Consolidated Common Shareholders' Equity

(in millions, except per share figures)
--------------------------------------------------------------------------------------------------------------------
                                                                                     Common Stock
                                                                Capital in            Reacquired
                                                     Common     Excess of       -----------------------
                                                     Stock      Par Value       Number                     Retained
                                                     Issued     of Shares       of Shares       Cost       Earnings
--------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                           $ 15.1       $ 27.8         13.2          $(350.3)    $  916.2

   Net earnings                                                                                               154.5
   Other comprehensive income:
    Minimum pension liability adjustment
    Currency translation adjustments
      --net of tax of $0.5

   Comprehensive income

   Dividends on preferred stock                                                                               (11.4)
    --net of tax benefit of $3.9
   Dividends on common stock
    ($1.00 per share)                                                                                         (67.3)
   Treasury stock transactions                                                    0.7            (26.3)
   Stock issued under option,
    benefit and other plans                                          3.4         (0.6)            12.4
                                                     ------       ------     --------          -------     --------
Balance at December 31, 1996                           15.1         31.2         13.3           (364.2)       992.0

   Net earnings
   Other comprehensive income:                                                                                158.9
    Minimum pension liability adjustment
      --net of tax benefit of $0.8
    Currency translation adjustments
      --net of tax benefit of $0.1

   Comprehensive income
   Dividends on preferred stock
    --net of tax benefit of $3.5                                                                              (11.5)
   Dividends on common stock
    ($1.00 per share)                                                                                         (66.7)
   Treasury stock transactions                                                    2.0            (75.7)
   Stock issued under option,
    benefit and other plans                                          9.6         (1.0)            19.5
                                                     ------       ------     --------          -------     --------
Balance at December 31, 1997                           15.1         40.8         14.3           (420.4)     1,072.7

   Net earnings
   Other comprehensive income:                                                                                 37.9
    Minimum pension liability adjustment
      --net of tax benefit of $3.2
    Currency translation adjustments

   Comprehensive income

   Dividends on preferred stock
    --net of tax benefit of $3.2                                                                              (11.5)
   Dividends on common stock
    ($1.00 per share)                                                                                         (65.9)
   Treasury stock transactions                                                    1.2            (43.4)
   Stock issued under option,
    benefit and other plans                                          7.2         (0.7)            14.1
                                                     ------       ------     --------          -------     --------
Balance at December 31, 1998                         $ 15.1       $ 48.0         14.8          $(449.7)    $1,033.2
                                                     ======       ======     ========          =======     ========


(in millions, except per share figures)
-------------------------------------------------------------------------------------------------------------
                                                                 Accumulated Other
                                                               Comprehensive Income
                                                  ---------------------------------------------
                                                    Minimum Pension        Foreign Currency     Comprehensive
                                                  Liability Adjustment  Translation Adjustments    Income
-------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                               $ (6.0)              $(48.0)

   Net earnings                                                                                   $  154.5
   Other comprehensive income:
    Minimum pension liability adjustment                   (0.1)                                      (0.1)
    Currency translation adjustments
      --net of tax of $0.5                                                       8.1                   8.1
                                                                                                    ------
   Comprehensive income                                                                             $162.5
                                                                                                    ======
   Dividends on preferred stock
    --net of tax benefit of $3.9
   Dividends on common stock
    ($1.00 per share)
   Treasury stock transactions
   Stock issued under option,
    benefit and other plans

                                                         ------               ------
Balance at December 31, 1996                               (6.1)               (39.9)

   Net earnings                                                                                     $158.9
   Other comprehensive income:
    Minimum pension liability adjustment
      --net of tax benefit of $0.8                         (1.2)                                      (1.2)
    Currency translation adjustments
      --net of tax benefit of $0.1                                             (41.7)                (41.7)
                                                                                                    ------
   Comprehensive income                                                                             $116.0
                                                                                                    ======
   Dividends on preferred stock
    --net of tax benefit of $3.5
   Dividends on common stock
    ($1.00 per share)
   Treasury stock transactions
   Stock issued under option,
    benefit and other plans

                                                         ------               ------
Balance at December 31, 1997                               (7.3)               (81.6)

   Net earnings                                                                                     $ 37.9
   Other comprehensive income:
    Minimum pension liability adjustment
      --net of tax benefit of $3.2                         (5.3)                                      (5.3)
    Currency translation adjustments                                            (5.5)                 (5.5)
                                                                                                    ------
   Comprehensive income                                                                             $ 27.1
                                                                                                    ======
   Dividends on preferred stock
    --net of tax benefit of $3.2
   Dividends on common stock
    ($1.00 per share)
   Treasury stock transactions
   Stock issued under option,
    benefit and other plans

                                                         ------               ------
Balance at December 31, 1998                             $(12.6)              $(87.1)
                                                         ======               ======

The notes to consolidated financial statements on pages 27 through 39 are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The following table presents net sales by reportable segment for the years ended December 31, 1998 and 1997:

(in millions)                  1998            1997
---------------------------------------------------
Industrial                 $  462.5        $  408.8
Specialty                     351.7           301.6
Pulp and Paper                358.4           333.8
Process                       196.6           189.7
Latin America                  85.8            82.7
Pacific                       118.5           117.1
---------------------------------------------------
Total                      $1,573.5        $1,433.7
---------------------------========================

The following table presents direct contribution by reportable segment and reconciles the total segment direct contribution to earnings from continuing operations before income taxes for the year ended December 31, 1998:

(in millions)                                  1998
---------------------------------------------------
Segment direct contribution:
  Industrial                                $ 115.5
  Specialty                                    82.4
  Pulp and Paper                               85.7
  Process                                      41.7

  Latin America                                               16.9
  Pacific                                                     22.8
------------------------------------------------------------------
Total segment direct contribution                            365.0
Income (expenses) not allocated to segments:
  Unallocated operating costs and expenses                  (123.6)
  Cost reduction program                                    (180.0)
------------------------------------------------------------------
Operating Earnings                                            61.4
Interest and other income                                      2.4
Interest expense                                             (26.5)
Equity in earnings of partnership                             22.6
------------------------------------------------------------------
Earnings from Continuing Operations Before Income Taxes    $  59.9
-----------------------------------------------------------=======

Asset information by reportable segment has not been reported, since the Company does not produce such information internally. In addition, although depreciation expense is a component of each reportable segment's direct contribution, it is not discretely identifiable.

The following table presents net sales for the United States and all other countries based on the location of the use of product:

(in millions)                          1998        1997        1996
-------------------------------------------------------------------
United States                      $  900.1    $  792.2    $  705.6
Other                                 673.4       641.5       597.9
-------------------------------------------------------------------
Total                              $1,573.5    $1,433.7    $1,303.5
-----------------------------------================================

The following table presents net property, plant and equipment located in the United States and all other countries:

(in millions)                          1998        1997        1996
-------------------------------------------------------------------
United States                      $  335.8    $  320.9    $  327.5
Other                                 181.5       171.6       194.5
-------------------------------------------------------------------
Total                              $  517.3    $  492.5    $  522.0
-----------------------------------================================

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

Most cost reduction plan activities were completed by the end of 1998 and all are expected to be concluded by mid-1999. As of December 31, 1998, $127 million had been charged against the provision for the cost reduction program. The following talk sets forth the details of activity for 1998:

                                                                     Balance at
                                   1998        Cash      Noncash    December 31,
(in millions)                    Provision   Payments    Charges        1998
--------------------------------------------------------------------------------
Pension benefits                    $127.6    $ (94.4)    $    -           $33.2
Other postretirement benefits         18.8                 (18.8)              -
Termination benefits                  20.7       (7.4)         -            13.3
Legal, consulting and other            7.4       (2.3)         -             5.1
Asset write-offs                       5.5          -       (4.1)            1.4
--------------------------------------------------------------------------------
Total                               $180.0    $(104.1)    $(22.9)          $53.0
------------------------------------============================================

Of the remaining balance of $53 million at December 31, 1998, $34 million was included in the statement of consolidated financial condition in other accrued expenses and $19 million in accrued pension benefits.

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

NOTE 5--PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has several noncontributory defined benefit pension plans covering most employees in the United States and those with six foreign subsidiaries. The principal U.S. plan represents approximately 63 percent of the benefit obligation and 70 percent of the total market value of plan assets. The Company also provides a supplementary, non-qualified, unfunded plan for U.S. employees whose pension benefits exceed ERISA limitations. In addition, the Company has defined benefit postretirement plans that provide medical, dental and life insurance benefits for substantially all U.S. retirees and eligible dependents. The Company retains the right to change or terminate these benefits.

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

The following table details the changes in the funded status of defined benefit pension and other postretirement benefit plans, and sets forth amounts recognized and not recognized in the statements of consolidated financial condition:

                                                                                         Pension Benefits     Other Benefits
                                                                                        ------------------  ------------------
(in millions)                                                                             1998      1997      1998      1997
------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                                                 $ 370.4    $338.3   $  77.8   $  64.9
Service cost                                                                               16.7      15.0       2.3       2.1
Interest cost                                                                              28.2      26.8       5.8       5.5
Participant contributions                                                                   0.7       0.9       0.4       0.3
Plan amendments                                                                             1.2       1.9         -         -
Actuarial loss                                                                            135.9      25.4       5.3       9.0
Benefits paid                                                                             (50.9)    (28.9)     (3.7)     (4.0)
Special termination benefits                                                               59.2         -      22.9         -
Settlements                                                                              (174.7)        -         -         -
Curtailments                                                                              (14.0)        -      (4.1)        -
Foreign currency exchange rate changes                                                      2.2      (9.0)        -         -
------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                                         374.9     370.4     106.7      77.8
------------------------------------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year                                            340.2     322.8         -         -
Actual return on plan assets                                                               31.8      41.7         -         -
Employer contributions                                                                    119.7       5.7       3.3       3.7
Participant contributions                                                                   0.7       0.9       0.4       0.3
Benefits paid                                                                            (225.6)    (28.9)     (3.7)     (4.0)
Foreign currency exchange rate changes                                                      0.1      (2.0)        -         -
------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                                  266.9     340.2         -         -
------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                            (108.0)    (30.2)   (106.7)    (77.8)
Unrecognized net actuarial (gains) losses                                                  69.6      18.0     (20.2)    (26.8)
Unrecognized prior service costs                                                            9.7      16.1         -         -
Unrecognized net transition asset                                                          (8.9)    (16.6)        -         -
------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                                   $ (37.6)   $(12.7)  $(126.9)  $(104.6)
--------------------------------------------------------------------------------------========================================

Amounts recognized in the statements of consolidated financial condition consist of:

                                                                                        Pension Benefits    Other Benefits
                                                                                        ----------------    --------------
(in millions)                                                                              1998      1997      1998      1997
------------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                                                    $   2.5    $  8.9   $     -   $     -
Other accrued expenses                                                                        -         -      (3.9)     (3.9)
Accrued benefit liability                                                                 (63.2)    (40.8)   (123.0)   (100.7)
Intangible asset                                                                            2.7       7.3         -         -
Accumulated other comprehensive income                                                     20.4      11.9         -         -
                                                                                        --------------------------------------
Net amount recognized                                                                   $ (37.6)   $(12.7)  $(126.9)  $(104.6)
                                                                                        ======================================

The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for defined benefit pension plans with ABOs in excess of plan assets were $62 million, $52 million and $14 million, respectively, at December 31, 1998. At December 31, 1997, the PBO and ABO for such plans were $44 million and $35 million, respectively, and none of the plans held assets.

Net pension and other postretirement benefit expense for all defined benefit plans was comprised of:

                                            Pension Benefits           Other Benefits
                                        -------------------------  -----------------------
(in millions)                            1998     1997     1996     1998     1997     1996
------------------------------------------------------------------------------------------
Service cost                            $ 16.7   $ 15.0   $ 16.1    $ 2.3    $ 2.1   $ 2.2
Interest cost                             28.2     26.8     25.6      5.8      5.5     5.1
Expected return on plan assets           (30.1)   (28.6)   (27.7)       -        -       -
Amortization of prior service cost         1.6      2.1      2.1        -        -       -
Amortization of net transition asset      (2.9)    (2.9)    (2.9)       -        -       -
Recognized net actuarial (gain) loss       1.5      1.2      1.7     (1.3)    (1.7)   (1.5)
Special termination benefits              64.2      0.2        -     22.9        -       -
Settlement charge                         61.9        -        -        -        -       -
Curtailment charge (credit)                1.5        -        -     (4.1)       -       -
------------------------------------------------------------------------------------------
Net benefit expense                     $142.6   $ 13.8   $ 14.9    $25.6    $ 5.9   $ 5.8
--------------------------------------====================================================

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

The assumptions used for the U.S. defined benefit plans as of the end of the last three years were as follows:

                                                                      Pension Benefits                       Other Benefits
                                                               -----------------------------        -----------------------------
                                                               1998        1997         1996        1998         1997        1996
                                                               ------------------------------------------------------------------
Discount rates                                                 6.75%        7.5%         8.0%       6.75%         7.5%        8.0%
Rates of increase in compensation levels                        4.0         4.0          4.0         4.0          4.0         4.0
Rates of return on plan assets                                  9.5         9.5          9.5           -            -           -
---------------------------------------------------------------------------------------------------------------------------------

The assumptions used for the foreign defined benefit pension plans as of the end of the last three years were as follows:

                                                             1998                     1997                     1996
---------------------------------------------------------------------------------------------------------------------------------
Discount rates                                            5.0 -  6.5%              6.0 - 7.25%              6.5 -  9.0%
Rates of increase in compensation levels                  3.0 -  5.0               3.0 -  6.0               4.0 - 6.25
Rates of return on plan assets                            5.5 - 7.25               6.0 - 8.75               6.5 - 9.75
---------------------------------------------------------------------------------------------------------------------------------

The Company has assumed a health care cost trend rate of 6.5% for 1999, decreasing ratably to 5.0% in 2002 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 1998 service and interest costs and the accumulated postretirement benefit obligation at December 31, 1998:

                                              One-Percentage-Point
(in millions)                                  Increase  Decrease
-----------------------------------------------------------------
Effect on total of service and interest
  cost components                                $  1.2    $ (1.0)
Effect on postretirement benefit obligation        12.5     (11.2)
-----------------------------------------------------------------

NOTE 6--EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Nalco's ESOP gives most United States employees an additional opportunity to share in the ownership of the Company's stock. Preferred shares are allocated to eligible employees based on a percentage of pretax earnings.

Selected information about the ESOP is as follows:

(dollars in millions, shares in thousands)     1998    1997    1996
--------------------------------------------  ------  ------  ------
Preferred stock dividends                     $ 14.7  $ 15.0  $ 15.3
Interest expense on ESOP debt                 $  7.8  $  8.7  $  9.4
ESOP benefit expense                          $    -  $  4.1  $  3.2
ESOP contribution payments                    $  4.2  $  5.5  $  5.1
Preferred shares at year end:
  Allocated                                    152.4   140.0   124.2
  Committed-to-be-released                      12.2    22.9    24.9
  Suspense                                     208.7   220.9   243.8
--------------------------------------------  ------  ------  ------

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

Information regarding these stock option plans for 1998, 1997 and 1996 is as follows:

                                            1998                            1997                            1996
                               -----------------------------   -----------------------------   -----------------------------
                                            Weighted-Average                Weighted-Average                Weighted-Average
                                 Shares      Exercise Price      Shares      Exercise Price      Shares      Exercise Price
                               -----------------------------   -----------------------------   -----------------------------
At the beginning of
    the year                   7,577,371         $33.69        7,473,363        $32.77         6,657,723         $32.17
Granted                        3,513,900         $37.97        1,002,700        $36.48         1,595,200         $31.64
Exercised                       (494,300)        $29.23         (754,492)       $28.17          (500,460)        $20.54
Expired or cancelled            (687,900)        $38.13         (144,200)       $34.04          (279,100)        $34.04
At the end of the year         9,909,071         $35.13        7,577,371        $33.69         7,473,363         $32.77
Options exercisable at
    end of year                6,637,813         $33.67        5,231,142        $33.34         4,574,896         $32.33
Weighted-average fair
    value of options
    granted during
    the year                       $7.94                         $9.02                             $6.53

The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                      Options Outstanding                          Options Exercisable
                      ---------------------------------------------------    -------------------------------
                                     Weighted-Average
    Range of             Number          Remaining       Weighted-Average       Number      Weighted-Average
 Exercise Prices      Outstanding          Life           Exercise Price     Exercisable     Exercise Price
 ---------------      -----------    ----------------    ----------------    -----------    ----------------
$20.16 to $24.25          298,500        0.4 yrs.             $20.92            298,500          $20.92
$29.56 to $31.97        1,794,050        7.8                  $31.32          1,520,428          $31.25
$32.69 to $35.75        2,705,200        6.0                  $34.46          2,705,200          $34.46
$36.00 to $39.94        5,111,321        7.0                  $37.65          2,113,685          $36.20
                       ----------                                             ---------
$20.16 to $39.94        9,909,071        6.7                  $35.13          6,637,813          $33.67
                       ==========                                             =========

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

(in millions, except per share data)           1998       1997       1996
-------------------------------------------------------------------------
Net earnings             As reported          $37.9     $158.9     $154.5
                         Pro forma             28.9      151.4      146.1
-------------------------------------------------------------------------
Earnings per share
  Basic                  As reported          $0.40     $ 2.21     $ 2.13
                         Pro forma             0.26       2.10       2.00
  Diluted                As reported           0.40       2.04       1.97
                         Pro forma             0.26       1.94       1.86
-------------------------------------------------------------------------

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

Charges to earnings for compensatory stock related plans were not significant in 1998 and totaled $3 million in 1997 and $2 million in 1996.

NOTE 8--INCOME TAXES

The sources of earnings from continuing operations before income taxes were as follows:

(in millions)              1998       1997       1996
-----------------------------------------------------
Domestic                  $14.3     $185.7     $168.6
Foreign                    45.6       70.6       60.8
                          -----     ------     ------
Total                     $59.9     $256.3     $229.4
                          =====     ======     ======

The components of income tax provisions (benefits) attributable to earnings from continuing operations are summarized as follows:

(in millions)              1998      1997      1996
----------------------------------------------------
Current
  Federal                $ 18.1     $58.2     $50.9
  State                     5.3      11.1      10.4
  Foreign                  21.9      25.6      20.6
                         ------     -----     -----
                           45.3      94.9      81.9
                         ------     -----     -----
Deferred
  Federal                 (18.6)     (3.8)     (3.0)
  State                    (3.1)     (0.6)     (0.1)
  Foreign                  (1.6)      2.4       4.7
                         ------     -----     -----
                          (23.3)     (2.0)      1.6
                         ------     -----     -----
Total                    $ 22.0     $92.9     $83.5
                         ======     =====     =====

Current foreign taxes listed above include taxes withheld by foreign governments on distributions from subsidiaries and affiliates (principally dividends and service fees).

Nalco made income tax payments of $74 million, $103 million and $84 million during 1998, 1997 and 1996, respectively.

The effective income tax rate varies from the federal statutory rate because of the factors indicated below:

                                        1998      1997      1996
-----------------------------------------------------------------
Statutory U.S. federal tax rate         35.0%     35.0%     35.0%
State income taxes, net
  of federal tax benefit                 2.7       2.6       2.9
Other                                   (1.0)     (1.4)     (1.5)
                                        ----      ----      ----
Effective tax rate                      36.7%     36.2%     36.4%
                                        ====      ====      ====

Details of the 1998 and 1997 deferred tax assets and liabilities are as follows:

(in millions)                                   1998          1997
------------------------------------------------------------------
Deferred tax assets:
  Postretirement benefits                    $ (51.5)       $(42.5)
  Pension benefits                             (20.4)         (3.6)
  Other                                        (48.8)        (42.5)
                                             -------       -------
  Total                                       (120.7)        (88.6)
                                             -------       -------
Deferred tax liabilities:
  Depreciation                                  60.6          57.9
  Leveraged lease investments                   28.6          29.2
  Other                                         29.5          26.5
                                             -------       -------
  Total                                        118.7         113.6
                                             -------       -------
Net deferred tax (asset) liability           $  (2.0)       $ 25.0
                                             =======       =======
Included in:
  Prepaid expenses, taxes
     and other current assets                $  (7.8)       $ (6.2)
  Miscellaneous other assets                    (7.9)         (5.8)
  Income taxes                                  (1.9)         (0.2)
  Deferred income taxes                         15.6          37.2
                                             -------       -------
Net deferred tax (asset) liability           $  (2.0)       $ 25.0
                                             =======       =======

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

The following table reconciles the numerators and denominators of the basic and diluted EPS computations for earnings from continuing operations:

(dollars in millions, shares in thousands)                1998         1997         1996
----------------------------------------------------------------------------------------
Earnings from continuing operations                    $  37.9      $ 163.4      $ 145.9
Dividends on preferred stock, net of taxes               (11.5)       (11.5)       (11.3)
----------------------------------------------------------------------------------------
Earnings from continuing operations available
  to common shareholders used in basic EPS                26.4        151.9        134.6
Assumed conversion of preferred stock                        -         11.5         11.3
Additional ESOP expense resulting from assumed
  conversion of preferred stock, net of taxes                -         (4.5)        (4.5)
Income tax adjustment on assumed common dividends            -         (1.0)        (0.9)
----------------------------------------------------------------------------------------
Earnings from continuing operations available to
  common shareholders used in diluted EPS              $  26.4      $ 157.9      $ 140.5
-------------------------------------------------------=================================

Average shares outstanding used in basic EPS            65,847       66,700       67,280
Effect of dilutive securities:
  Assumed conversion of preferred stock                      -        7,760        7,930
  Stock options and contingently
     issuable shares                                       421          805          319
----------------------------------------------------------------------------------------

Average shares outstanding used in diluted EPS          66,268       75,265       75,529
-------------------------------------------------------=================================

The following options to purchase shares of common stock were outstanding during each year, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price:

                                                     1998      1997        1996
-------------------------------------------------------------------------------
Number of options (thousands)                       5,357         -       3,139
Weighted-average exercise price                    $37.56      $  -      $35.52
-------------------------------------------------------------------------------

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

The following table summarizes the Company's equity in earnings of Nalco/Exxon and distributions from the partnership for the years 1998, 1997 and 1996:

(in millions)                                   1998       1997       1996
--------------------------------------------------------------------------
Nalco/Exxon:
  Net sales                                   $487.8     $455.6     $436.6
  Earnings before income taxes                  42.7       51.1       42.4
  Net income                                    34.6       42.6       35.7
Nalco's equity interest                           60%        60%        60%
                                              ------     ------     ------
Nalco's equity in net income                    20.8       25.6       21.4
Amortization and income preference, net          1.8        2.6        3.1
                                              ------     ------     ------
Equity in earnings of partnership             $ 22.6     $ 28.2     $ 24.5
                                              ======     ======     ======
Distributions received from partnership       $ 10.2     $  9.2     $  8.4
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

Condensed balance sheet information for the Nalco/Exxon joint venture at December 31, 1998 and 1997 was as follows:

(in millions)                                 1998        1997
--------------------------------------------------------------
Current assets                              $154.9      $164.7
Noncurrent assets                            223.3       203.8
Current liabilities                           83.2        89.9
Noncurrent liabilities                        31.5        33.7
--------------------------------------------------------------

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

Property, plant and equipment consists of the following:

(in millions)                                     1998          1997
---------------------------------------------------------------------
Land                                          $   35.5      $   34.8
Buildings                                        208.7         199.4
Equipment                                        980.9         901.0
                                              --------      --------
                                               1,225.1       1,135.2
Allowances for depreciation                     (707.8)       (642.7)
                                              --------      --------
Net property, plant and equipment             $  517.3      $  492.5
                                              ========      ========

NOTE 14--SHORT-TERM DEBT

Short-term debt consists of the following:

(in millions)                                    1998       1997
----------------------------------------------------------------
Notes payable                                   $10.8      $18.9
Current maturities of long-term debt              5.0        3.2
Commercial paper borrowings                      60.0          -
                                                -----      -----
Total                                           $75.8      $22.1
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

NOTE 15--LONG-TERM DEBT

Long-term debt consists of the following:

(in millions)                           1998        1997
--------------------------------------------------------
ESOP loans                            $140.5      $151.1
Commercial paper borrowings            148.0       143.0
Unsecured notes, due 2008              149.5           -
Other                                   63.2        44.4
                                      ------      ------
                                       501.2       338.5
Less current portion                    (5.0)       (3.2)
                                      ------      ------
Total                                 $496.2      $335.3
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
-----------------------

The amounts above include approximately $15 million in maturities related to the ESOP loans.

NOTE 16--SHAREHOLDERS' EQUITY

Information on preferred and common shares is summarized in the following table:

(dollars in millions, except per share amounts)        1998      1997
---------------------------------------------------------------------
Preferred stock, par value $1.00 per share;
  authorized 2,000,000 shares;
     Series B ESOP Convertible
       Preferred Stock--outstanding;
       373,195 shares-1998 and 383,774
       shares-1997                                    $ 0.4     $ 0.4
     Series C Junior Participating
       Preferred Stock--none issued
Common stock, par value $.1875 per share;
  authorized 200,000,000 shares;
     issued 80,287,568 shares                          15.1      15.1
---------------------------------------------------------------------

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

NOTE 18--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997:

                                          1998                  1997
                                   ----------------------------------------
                                   Carrying      Fair    Carrying      Fair
(in millions)                       Amount      Value     Amount      Value
---------------------------------------------------------------------------
Nonderivatives:
  Cash and cash equivalents          $ 31.2    $ 31.2      $ 49.7    $ 49.7
  Short-term debt                      75.8      75.8        22.1      22.1
  Long-term debt                      496.2     502.8       335.3     336.0
Derivatives:
  Miscellaneous other assets            3.8       1.6         7.0       4.6
---------------------------------------------------------------------------

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

Quarterly Summary (Unaudited)


                                                       1998                                               1997
                                  ----------------------------------------------      -------------------------------------------
(dollar amounts in millions,          First       Second      Third       Fourth        First     Second        Third      Fourth
except per share figures)           Quarter      Quarter    Quarter      Quarter      Quarter    Quarter      Quarter     Quarter
---------------------------------------------------------------------------------------------------------------------------------
Sales                             $   367.1    $   403.0    $ 408.4    $   395.0      $ 334.6    $ 354.4    $   371.0    $  373.7

Gross earnings                        202.2        221.8      221.7        213.7        189.8      201.8        206.0       206.5

Earnings (loss) before
  accounting change                    38.0         42.0       40.7        (82.8)*       35.8       40.1         44.2        43.3

Cumulative effect of
  accounting change                       -            -          -            -            -          -            -        (4.5)

Net earnings (loss)                    38.0         42.0       40.7        (82.8)*       35.8       40.1         44.2        38.8

Per common share

   Earnings (loss) - basic
      Before accounting change          .53          .59        .58        (1.31)         .49        .56          .62         .61
      Accounting change                   -            -          -            -            -          -            -        (.07)
      Net earnings (loss)               .53          .59        .58        (1.31)         .49        .56          .62         .54

   Earnings (loss) - diluted
      Before accounting change          .49          .55        .54        (1.31)         .46        .51          .57         .56
      Accounting change                   -            -          -            -            -          -            -        (.06)
      Net earnings (loss)               .49          .55        .54        (1.31)         .46        .51          .57         .50

   Dividends                            .25          .25        .25          .25          .25        .25          .25         .25

   Market price
      High                         40 15/16     40 15/16     36 3/8       34 3/8       38 7/8         40     41 13/16     42 7/16
      Low                            36 3/4       34 1/8     27 3/8     27 11/16       35 1/8     34 1/4      38 5/16      37 1/2
---------------------------------------------------------------------------------------------------------------------------------

* Includes after tax charges of $117.0 million for cost reduction program expenses recognized by the Company and Nalco/Exxon.